As filed with the Securities and Exchange Commission on April 8, 2024.
Registration No. 333-278172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

IBOTTA, INC.
(Exact name of registrant as specified in its charter)

Delaware	7310	35-2426358

(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	1801 California Street, Suite 400 Denver, Colorado 80202 303-593-1633
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bryan Leach
Chief Executive Officer and President
Ibotta, Inc.
1801 California Street, Suite 400
Denver, Colorado 80202
303-593-1633
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Larry W. Sonsini	David T. Shapiro	David Boston
Mark Baudler	Ibotta, Inc.	Tej Prakash
Melissa Rick	1801 California Street, Suite 400	Willkie Farr & Gallagher LLP
Seth Helfgott	Denver, Colorado 80202	787 Seventh Avenue
Rachel Nagashima	303-593-1633	New York, New York 10019-6099
Matthew P. Dubofsky		212-728-8000
Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, California 94304
650-493-9300

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion
Preliminary Prospectus dated April 8, 2024
5,625,000 Shares
Class A Common Stock

This is an initial public offering of shares of Class A common stock of Ibotta, Inc. We are selling 2,500,000 shares of our Class A common stock and the selling stockholders identified in this prospectus are offering an additional 3,125,000 shares of Class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.
Following this offering, we will have two series of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to 20 votes and is convertible at any time into one share of Class A common stock. Upon completion of this offering, Bryan Leach, our Founder, Chief Executive Officer and President and member of our board of directors, and entities affiliated with Mr. Leach will hold approximately 69.74% of the combined voting power of our outstanding capital stock, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock from us in this offering. As a result, Mr. Leach generally will be able to determine any action requiring the approval of our stockholders, subject to limited exceptions, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws (where adopted by stockholders), and approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporation transactions.
Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $76.00 and $84.00 per share. We intend to apply to list our Class A common stock on the New York Stock Exchange under the symbol “IBTA.”
We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our Class A common stock involves risks that are described in the “Risk Factors” section beginning on page 25 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$
______________
(1)See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.
At our request, the underwriters have reserved up to 5% of the shares of Class A common stock offered by this prospectus for sale at the initial public offering price through a directed share program to certain persons identified by management, which may include certain members of our board of directors. See the section titled “Underwriting—Directed Share Program.”
To the extent that the underwriters sell more than 5,625,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 843,750 shares of Class A common stock from the selling stockholders at the initial public offering price less the underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on or about                   , 2024.

Goldman Sachs & Co. LLC	Citigroup	BofA Securities

Evercore ISI	UBS Investment Bank	Wells Fargo Securities

Citizens JMP	Needham & Company	Raymond James

Prospectus dated               , 2024

Coca-Cola
PEPSICO
Nestlé
LEGO
DANONE
GP
FERRERO
Henkel
poppi
CONAIR
Ferrara
PETIQ Smarter Pet Health
SPIN MASTER
CHOMPS
GOYA
SCHWAN'S
Scotts Miracle-Gro
NEHEMIAH
APPLEGATE
Purell
KODIAK
JJ SNACK FOODS
Whirlpool
Hallmark
FIVE STAR
Post Consumer Brands
+850 clients[1]
ibotta performance network
Walmart
ibotta
DOLLAR GENERAL
APP CARD
FAMILY DOLLAR

Representative list of publishers (not exhaustive). Ibotta has partnered with AppCard but not yet launched offers with AppCard's independent grocers, as of April 8, 2024. [1] As of December 31, 2023.

At a glance

$320M
FY2023 revenue

52%
YoY revenue growth

12%
FY2023 net income margin

26%
FY2023 adjusted EBITDA margin

2,400+
CPG brands[1]

850+
Clients[1]

~$1.8B
Cash back to consumers[1]

~$200B
Total addressable market[2]

[1] As of December 31, 2023. For definitions, see the section entitled, "Glossary of Key Terms". [2] 2022 annual marketing spending in CPG, as detailed in Cadent Consulting Group's report titled "2022 Marketing Spending Study". Note: For more information regarding our use of Adjusted EBITDA margin, and a reconciliation of Adjusted EBITDA margin to net loss as a percent of revenue, the most directly comparable financial measure calculated in accordance with GAAP, see the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Performance Metrics and Non-GAAP Measures." Figures may not tie due to rounding. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percent of revenue.

Neither we, the selling stockholders, nor any of the underwriters have authorized anyone to provide you any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we, the selling stockholders, nor any of the underwriters take any responsibility for and can provide no assurance as to the reliability of any other information that others may give you. We, the selling stockholders, and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.
For investors outside of the United States: neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside of the United States.

GLOSSARY OF KEY TERMS
Throughout this prospectus, we use the following key terms:
Ad products. Paid digital advertisements such as banners, tiles, newsletters, and feature placements bought by clients to raise awareness of their offers and/or communicate their brand messages.
Application Programming Interface (API). A set of functions and procedures allowing the creation of apps that access the features or data of an operating system, app, or other service.
Artificial Intelligence (AI). Capabilities that leverage machine learning, deep learning, generative AI, and natural language processing on Ibotta’s technology platform.
Campaign. An organized course of action that clients undertake to promote a product or service on the IPN. A campaign may include one or more offers and related ad products.
Cash back. A form of reward that gives consumers a cash rebate after they purchase a product that qualifies for the reward.
Client. A company that pays Ibotta for the use of its performance marketing platform with the goal of influencing consumer purchase behaviors. A client can own one or multiple CPG brands.
Closed-loop. Any retailer loyalty or rewards program that generates a positive currency that is stored in a digital wallet or stored value account and which then can be spent back at the retailer. Closed-loop programs are an alternative to “open loop” techniques such as paper or digital coupons that give consumers a discount at checkout.
Consumer. An individual who purchases groceries or general merchandise, either online or in-store. If a consumer has accessed the website or downloaded an app of one or more publishers or visited a store of a publisher, such consumer may be counted as multiple consumers.
CPG brand (or brand). A CPG brand is an identifying name of a specific product or group of products owned by a company that sells consumer packaged goods, including in the grocery and general merchandise categories.
Digital offer program. A program that allows consumers to engage with offers on digital properties that could include a website, mobile app, mobile web interface, or some combination thereof.
Digital promotions. Offers, discounts, and cash-back rewards that are marketed through online-based digital technologies such as desktop computers, mobile phones, and other digital media.
Discount. A reduction in the price of a product or service applied at the time of the purchase.
Ibotta Direct-to-Consumer (D2C). Ibotta’s direct-to-consumer products include a free mobile app, website, and browser extension that are branded through Ibotta and allow consumers to earn cash back rewards for everyday purchases.
Ibotta Performance Network (IPN). An AI-enabled technology platform that allows CPG brands to deliver digital promotions to consumers via a network of publishers, in a coordinated fashion and on a fee-per-sale basis.
Integrated retailer. A retailer that sends item-level purchase data to Ibotta so that offers can be seamlessly redeemed in its stores or on its apps or websites.
Manufacturer's Recommended Retail Price (MSRP). The price at which manufacturers recommend that retailers sell their product.
i

Offer. A digital promotion that encourages consumers to purchase one or more CPG brands or shop at a specific retailer in exchange for a reward or discount.
Offer stacking. The possibility for a consumer to locate the same offer on more than one publisher, make a single purchase, and earn rewards more than once for that offer.
Point of Sale (POS). A device or system that is used to process consumer transactions by retailers.
Publisher. A company that hosts Ibotta-sourced offers on its websites or mobile apps, as part of the IPN. Publishers include third parties that host Ibotta’s offers on a white-label basis (e.g., a retailer publisher such as Walmart), as well as Ibotta itself, which hosts its own offers on Ibotta D2C properties.
Redeemer. A consumer who has redeemed at least one digital offer within the quarter. If a consumer were to redeem on more than one publisher during that period, they would be counted as multiple redeemers.
Redemption. A verified purchase of an item qualifying for an offer by a client on the IPN.
Retail banner. A unique brand name of one retail store or a chain of retail stores owned by a retailer. A retailer may operate one or more retail banners.
Retailer. A parent company that owns and operates one or more physical or virtual stores under one or more retail banners that sell CPG brands to consumers. Retailer includes retailer advertisers, retailer publishers, and integrated retailers.
Retailer advertiser. A retailer that pays Ibotta a publisher commission when consumers click through to, and make a purchase from, the retailer’s website from one of Ibotta’s D2C properties. In some cases, Ibotta may also run promotions funded by retailer advertisers that encompass both online and offline sales, meaning consumers can earn cash back as a percentage of their total in-store basket spend, or as a percentage of their total online basket.
Retailer-exclusive marketing. Marketing dollars that CPG brands designate for the purpose of helping drive sales within one specific retailer environment, sometimes referred to as “shopper marketing.”
Retailer publisher. A retailer that is also a publisher on the IPN, meaning it hosts Ibotta-sourced offers on its digital properties.
Return on Ad Spend (ROAS). A common marketing metric used by CPG brands and other advertisers that measures sales earned for each dollar spent on advertising.
Reward. Value or credit provided to a consumer upon the successful redemption of an offer, which may take the form of cash back, points, or other loyalty currency.
Third-Party publisher. A non-Ibotta D2C publisher that hosts Ibotta-sourced offers on its digital properties and is part of the IPN (e.g., major retailer publishers such as Walmart, Dollar General, and Kroger).
Universal Product Code (UPC). A number that uniquely identifies each product sold by retailers. Each offer specifies which UPCs are eligible for redemption.
White-label. An arrangement that allows publishers to leverage our technology and offers to power their loyalty program without Ibotta’s brand.
ii

LETTER FROM BRYAN LEACH, FOUNDER & CEO
In 2011, I was flying back from a legal conference on international arbitration in Rio de Janeiro, Brazil when I saw a woman on the plane taking a picture of her receipts to submit her expenses for reimbursement. It made me think about the power of all the data contained on a receipt: detailed information about everything we buy, including the UPC, price, and quantity of every item in the basket, along with the date, time, retailer, and store location of purchase. It was a treasure trove of information, but until then, there had been no way to organize the information into an accurate picture of a person’s spending habits across all the places they shop. If technology could allow us to harness that data to create a granular understanding of purchase behavior, how could that transform the way that promotions and advertisements are delivered? How could companies get smarter about convincing consumers to change their purchase habits in the grocery store and beyond? In those musings lay the kernel of Ibotta (“I-bought-a”), which I hoped might one day help millions of consumers earn rewards for trying new brands, while at the same time reshaping the future of digital marketing. My journey from that moment to the present has involved many twists and turns, but one motivation has remained: the desire to be part of a team that creates something that directly helps people in their everyday lives. Not just people who have means, but people who will use what we built to help pay for food, rent, medical bills, student debt, vacations, and gifts for their children at the holidays.
In the United States today, 60% of adults are living paycheck to paycheck. Nearly three-quarters say they are not financially secure, and over a quarter expect that they will never be financially secure. Persistent inflation has only made matters worse. For millions of American families, the ability to make ends meet depends on their capacity to save money wherever and whenever they can. 87% of consumers’ grocery purchases are influenced by offers, discounts, and promotions. Digital promotions now make up the majority of all consumer promotions, with paper promotions in rapid decline. In-store sales still comprised 87% of grocery sales in the approximately $1.2 trillion grocery sector in 2023, but consumers expect to find value regardless of whether they shop in-store, buy ahead and pickup in-store, or shop online with delivery.
At Ibotta, our mission is simple: Make Every Purchase Rewarding. Consumers earn millions of dollars in cash back rewards on their everyday purchases by interacting with our mobile app and website, and through the programs we power behind the scenes for third-party publishers. Unlike other forms of advertising, we cut consumers in on the deal, meaning whenever someone buys a product in response to a promotion, we pass along a portion of our advertising fee in the form of a reward. Because our offers are 100% digital, we can target promotions not merely based on what websites they have visited or where or when they have shopped, but based on which specific items they have bought in the past across a wide range of retailers, in-store or online. And we can tie everything out to a sale.
Our journey reflects our desire to reward as many purchases as possible. We began by releasing our own cash back mobile app in October 2012. Since then, it has attracted over 50 million registered users and more than 2.3 million ratings across the App Store and Google Play Store, earning an average of 4.7 out of 5 stars. In 2020, we began building the Ibotta Performance Network (IPN) with the goal of dramatically expanding our scale by distributing our exclusive offers on various third-party digital properties. Making every purchase rewarding meant not only operating under our own brand but also taking the technology and infrastructure we had built, and our exclusive offers, and making it all available on a white-label basis to publishers that wanted a plug and play technology solution. A significant portion of our offer redemptions now occur on third-party publishers that leverage our technology platform and offers. Today, millions of consumers redeem our offers on Walmart, Dollar General, Kroger, Shell, and other retailer properties without ever creating an Ibotta account or downloading our app.
Thousands of CPG brands rely on Ibotta to help them promote their products through the use of digital incentives. Instead of asking our clients to pay us a fee based on the number of impressions, clips, or clicks we deliver, we ask them to pay us only when their campaign results in a confirmed sale of their product, either in-store or online. We are accountable for the bottom of funnel results; our clients do not bear the risk of underperformance. In a world where one can trace a digital interaction all the way out to an in-store or online sale, we believe that the rationale for selling ads or promotions on anything other than a fee-per-sale basis is weaker than ever.
The desire for new forms of digital marketing that offer greater certainty of results and higher conversion is nearly universal. Therefore, we have not limited ourselves to helping CPG brands in the grocery category. Today, we work with many leading CPG brands in other categories such as toys, clothing, beauty, electronics, pet, home goods, and sporting goods. Companies in these categories have historically had limited access to true, omnichannel fee-per-sale marketing tools. Our AI-enabled technology platform aims to give them an easy way to reach the right consumers with the right incentive at the right time, based on their specific marketing objectives, at a scale previously unattainable in the digital promotions industry. Our tools allow them to track campaign performance and measure offer redemptions across multiple retailers simultaneously, all while remaining within a fixed budget and avoiding common pitfalls such as offer stacking.
We take pride in knowing that so many CPG brands have been with us since the beginning and continue to spend more with us each passing year. And yet, we have barely scratched the surface of our potential addressable market. We capture less than one percent of the approximately $200 billion that CPG brands spend annually to shape consumer purchase behaviors.
Ibotta’s success has been fueled by our strong culture. We take pride in our mission, which helps people in a very concrete way. We live by our “IBOTTA” values: Integrity, Boldness, Ownership, Teamwork, Transparency, and A Good Idea Can Come From Anywhere. We foster an inclusive environment that welcomes diverse experience, backgrounds, lifestyles, and perspectives. We hold a high bar for performance. Among the many benefits we offer, we believe the most valuable is the opportunity to solve challenging problems with dedicated colleagues every single day.
The Ibotta experiment began twelve years ago in the windowless basement of an old fire station in downtown Denver. Our capital-light business has allowed us to grow rapidly while increasing profitability over time and capturing the benefits of a multi-sided network that we believe is very hard to replicate. So far, we have given approximately $1.8 billion in cash back to U.S. consumers on their everyday purchases, but we’re just getting started.
I hope you’ll decide to join us!
Bryan Leach

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the sections titled “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless context requires otherwise, references to “we,” “us,” “our,” “Ibotta,” or the “Company” refer to Ibotta, Inc. and its wholly-owned subsidiary and references to “common stock” include our Class A common stock and Class B common stock.
Overview
Ibotta’s mission is to Make Every Purchase Rewarding. Our technology allows CPG brands to deliver digital promotions to over 200 million consumers through a single, convenient network called the Ibotta Performance Network (IPN). We are pioneers in success-based marketing: we only get paid when our client’s promotion results in a sale, not when a consumer merely views or clicks on the promotion. We have built the largest digital item-level promotions network in the United States by forming strategic relationships with major retailers such as Walmart Inc., a Delaware corporation (Walmart) and Dollar General Corporation, a Tennessee corporation (Dollar General), which use our digital offers to power their loyalty programs on a white-label basis. Through the IPN, our clients can also reach millions more consumers on our widely used rewards app digital properties, which include the Ibotta-branded cash back mobile app, website, and browser extension (collectively, Ibotta D2C).
We work directly with over 850 different clients, representing over 2,400 different CPG brands to source exclusive offers as of December 31, 2023. Most of our offers cover products in non-discretionary categories, such as grocery, but we also work with general merchandise manufacturers in categories such as toys, clothing, beauty, electronics, pet, home goods, and sporting goods. Over time, our clients have generally ramped up their spend with us, and they rarely drop off our network. In fact, of our top 100 clients, 96% were retained from 2022 to 2023.
Our technology platform uses an Artificial Intelligence (AI)-enabled offer engine that is designed to match and distribute the right offer to the right consumer at the right time. This is possible because we receive a large volume of item-level purchase data through our secure point of sale (POS) integrations with 85 different retailers as of December 31, 2023. Using this data, we form a profile of each consumer based on what they have bought in the past and how they have responded to various price promotions. From there, we build recommenders that are driven by machine learning and designed to create personalized savings experiences for each consumer. The more data we accumulate, the smarter our recommenders become. Whatever our clients’ specific objectives may be – such as encouraging brand switching, shortening purchase cycles, incentivizing consumers to stock up, or promoting around key seasonal events – our platform helps them design a promotional campaign to accomplish their goals.
Ibotta’s technology tracks which offers are selected by consumers, matches offers to the products that have been purchased, logs redemptions, handles the flow of funds, and takes care of all downstream billing and logistics. We perform the function of “air traffic control,” meaning our network enables offers to be matched, distributed, and redeemed across multiple large third-party publishers in a coordinated fashion. This minimizes the risks that offer budgets are exceeded and that consumers redeem the same offer several times for a single purchase (i.e., offer stacking). Our client tools allow CPG brands to set up campaigns, monitor redemption and budget levels, and analyze overall campaign performance – all in a single, convenient interface.
We deliver success-based digital promotions at-scale because we manage a growing, open network of third-party publishers that host our offers. Retailers are among our most important publishers because their apps and websites are frequently visited by consumers with high purchase intent. A retailer may ingest digital offers from Ibotta’s Application Programming Interface (API) and present them to its consumers as part of its own branded loyalty program. We call these partners “retailer publishers.” We believe retailer publishers choose to work with Ibotta because we are a trusted partner that can provide a large universe of exclusive offers coupled with a set of plug and play capabilities that would be difficult for them to create and scale on their own. For example, Ibotta and Walmart entered into a multi-year strategic relationship that makes Ibotta the exclusive provider of digital item-level rebate offer content for Walmart U.S., across all product categories, for online and offline shopping. Consumers redeem our offers on Walmart properties without ever creating an Ibotta account. Instead, they can select manufacturer offers from the Walmart website or app, buy the featured items in-store or online, and instantly earn Walmart Cash which can be applied to future purchases in a Walmart store or on Walmart.com. All CPG brands wishing to run digital item-level rebates on Walmart’s website can only do so through the IPN.
Ibotta also partners with several other leading retailer publishers. For example, Ibotta partners with Family Dollar, a subsidiary of Dollar Tree, Inc. We also work indirectly to publish offers on certain retailer properties, including Kroger (powering Kroger Cash) and Shell (powering Shell Fuel Rewards).
In addition to providing digital offers for retailers, Ibotta also makes the same offers available on its own digital properties, which include Ibotta D2C. Since 2012, over 50 million Americans have registered for our free app. Ibotta D2C reaches a highly engaged audience of savings-conscious consumers who want a single digital starting point where they can find cash back offers across a variety of retailers. Many of these consumers decide where to shop based on the availability of deals in different retailers. Once the IPN launched, Ibotta D2C became a publisher on the IPN, meaning it is now one of many nodes through which our digital offers are delivered to the end consumer.
In the future, we believe the IPN may be extended to other publishers across a variety of new verticals. For example, new publishers could include delivery services, banks, or other apps and websites that want to give their consumers access to offers on popular everyday items without having to source those offers from thousands of different CPG brands or secure item-level data from multiple integrated retailers where the offers can be redeemed.
We believe Ibotta is well positioned to capitalize on a large and growing market opportunity. U.S. consumers spent approximately $1.2 trillion dollars in the grocery sector in 2023. CPG brands compete fiercely to influence consumer spending habits, spending approximately $200 billion on marketing annually in the United States. In fact, no other industry spends more on marketing, as a percentage of overall budgets, than CPG.
Most of our revenue is redemption revenue which is generated from redemptions of offers across the IPN. A significant portion of that redemption revenue arises from offer redemptions on third-party publishers. We also generate revenue by selling ad products on our Ibotta D2C properties. Specifically, we allow CPG brands and retailers to enhance awareness of their offers by buying display ads, in-app videos, or email marketing campaigns. We also charge partners a licensing fee to leverage our aggregated data in ways that help them better understand their target consumers and improve their promotional activities. Finally, on Ibotta’s D2C properties, we also allow thousands of online retailers to advertise and present consumers with their own sitewide cash back offers. These clients benefit from the incremental sales generated by Ibotta’s savings-conscious audience.
Our revenue growth significantly accelerated with the addition of new publishers to the IPN. Most recently, the rollout of our offers on the digital property of Walmart has attracted larger audiences, and in turn, resulted in greater spend by CPG brands and a greater number of redeemed offers. These developments have increased our scale, growth and profitability.
•Total revenue grew from $210.7 million in 2022 to $320.0 million in 2023, an increase of 52%;
•Redemption revenue grew from $138.7 million (or 66% of total revenue) in 2022 to $243.9 million (or 76% of total revenue) in 2023, an increase of 76%;

•Gross profit grew from $164.5 million in 2022 to $276.0 million in 2023, an increase of 68%;
•Net income (loss) improved from $(54.9) million in 2022 to $38.1 million in 2023;
•Net income (loss) as a percent of revenue improved from (26)% in 2022 to 12% in 2023; and
•Adjusted EBITDA margin improved from (13)% in 2022 to 26% in 2023.
Industry Background
CPG brands have long sought the ability to advertise or promote their products in a way that can be directly measured out to a sale and tied back to a known consumer. Having this capability would allow a CPG brand to prioritize investing in tactics with the highest observable conversion to sale in-store or online, present a different message or promotion to each segment of consumers, and pay only when the campaign succeeds in driving a sale.
As far back as 1880, CPG brands such as Coca-Cola looked for ways to entice consumers to try their products. They invented manufacturer coupons to address this challenge. Ever since, paper coupons and free-standing inserts (FSIs) have been printed and distributed in newspapers, cut out or “clipped” by consumers, presented at checkout in exchange for a discount on qualifying products, and then gathered up by retailers and shipped off to coupon clearinghouses. The use of paper coupons peaked in 1999, when approximately 340 billion of them were circulated in U.S. newspapers.
Paper coupons have several obvious drawbacks, however. First, rapidly declining newspaper circulation, particularly among younger consumers, has severely constrained their reach. Second, they often require CPG brands to take a one-size-fits-all approach by providing the same discount to everyone, regardless of their past purchase behaviors. Third, paper coupons suffer from very low redemption rates due to high friction in the redemption experience, including clipping a coupon, remembering to bring that coupon to the store, and presenting that coupon to the store clerk at checkout. Fourth, because of the cost to produce and distribute paper coupons, they are billed on a fee-per-print basis, meaning the brand is asked to pay a fixed rate based on the number of coupons circulated in print, regardless of whether conversion to sale ends up being low or high. Lastly, paper coupons harm the environment by causing millions of trees to be cut down unnecessarily each year, only to have 99.5% of the coupons go unused. Despite these significant drawbacks, paper coupons account for almost all of promotion volume.
About 20 years ago, print-at-home and load-to-card digital coupons began to address certain deficiencies of paper coupons. Digital coupons could be delivered via more modern distribution channels such as email, websites, and mobile apps, and they could be tailored to individuals based on their specific purchase patterns. But digital coupons still left much to be desired. Most notably, they were still billed on a fee-per-clip basis, meaning the CPG brand was charged as soon as a consumer activated an offer, regardless of whether they went on to purchase anything. The performance of these campaigns also often could not be measured by CPG brands in real-time, leaving them unable to optimize programs mid-flight. Equally problematic, digital coupon programs did not provide a way to deliver promotions nationally – i.e., across retailers – in the same way that paper manufacturer coupons had done. Instead, each retailer ran its own load-to-card program, and CPG brands could only run retailer-specific offers through those siloed programs.
Retailers also experienced challenges with digital coupons. Whenever a redemption occurred, they still had to forego the full retail price of a product and seek reimbursement via a clearinghouse. This maintained the negative working capital dynamics inherent in any discounting system. Additionally, digital coupons remained entirely open loop, meaning all the savings dissipated instead of being internalized in the form of positive currency that had to be spent back at the same retailer on a future trip.

As the promotions industry has evolved, one feature has remained constant: the need for a third-party to manage offer distribution on behalf of all CPG brands and retailers in the ecosystem. This need persists for several reasons, including:
•Efficiency. It is inefficient for a CPG brand to negotiate, set up, and coordinate delivery of offers with each retailer that carries its products or each publisher that hosts its content.
•Scale. CPG brands and retailers need to reach the widest possible audience, including potential new consumers who do not belong to their loyalty programs or visit their apps and websites.
•National content. CPG brands generally have large national budgets that are reserved for platforms that can deliver promotions across multiple retailers. If a single retailer were to source its own offers, it would immediately be confined to the smaller retailer-exclusive marketing budgets set aside by a CPG brand for use with just that retailer.
•Coordination. CPG brands must ensure that their offers cannot be stacked across multiple publishers. To achieve this, there needs to be a single third-party network administrator that performs an “air traffic control” function, keeping track of which offers have been used on which publishers, in what order, and where credit has already been awarded so that it cannot be given a second time for the same purchase.
•Technological capability. CPG brands are experts in developing and marketing new products. Retailers are experts in merchandising, product placement, supply chain management, and retail operations. Neither is likely to have the time, expertise or desire to develop the necessary technology, including the tools to manage offer setup, design and optimization, AI-powered recommenders, digital wallet technology, billing, fraud prevention, and so forth.
Like promotions, advertising has also evolved to better meet the CPG brand’s needs over time. Traditional television, radio, and out of home are all tactics that reach a mass audience but do not enable precise targeting or direct measurement. Over time, new alternatives emerged which offered greater precision and measurability. Digital ad platforms, including walled gardens such as Google and Meta and independent demand-side platforms such as The Trade Desk, allow CPG brands to target ads primarily based on what websites a consumer has visited, online searches they have conducted, social pages they have liked, or connected television programs they have watched.
While the scale of these platforms is compelling, they continue to fall short in many regards. First, despite the growth of online grocery shopping, in-store sales still comprised 87% of grocery sales in 2023. Ad platforms optimized for online conversion work well where consumers frequently click through and buy products or services online. But in the CPG industry, where products are largely purchased in-store and transacted online far less frequently, these platforms are less effective. Second, CPG brands prefer to target ads using data about past purchases to measure the actual incremental sales lift generated by their ads. Digital ad platforms do not have access to cross-retailer, item-level purchase data that can be tied back to the individual consumer who viewed the ad to measure changes in purchase behavior over time. Third, recent privacy policies implemented by Apple, along with the imminent phase out of third-party cookies on Google’s Chrome browser, threaten to constrain advertisers’ future ability to target ads as effectively because consumers have little incentive to opt into sharing their data for the purpose of receiving more targeted display ads. Finally, and perhaps most importantly, digital ad platforms do not offer success-based billing in the sense that they charge for impressions and clicks rather than on a fee-per-sale basis.
Many CPG brands prefer to shift spend lower down in the funnel toward fee-per-sale based tactics because they can guarantee a desired level of return on ad spend (ROAS). Historically, the main limitation has been that CPG brands lacked a fee-per-sale platform that could deliver digital promotions nationally and at a massive consumer scale.

Market Opportunity
U.S. consumers spent approximately $1.2 trillion in the grocery sector in 2023. American consumers purchased groceries 1.6 times per week spending $475 per month in 2022, on average. Despite the growth of online grocery shopping, 87% of all grocery sales were made in physical stores in 2023.
We began by focusing on grocery because consumers purchase groceries at a higher frequency, which gives us an opportunity to influence consumer purchase habits on a weekly basis. Companies in the CPG industry spend a higher percentage of their gross sales on marketing than companies in any other industry. In 2022, total annual CPG marketing spend reached approximately $200 billion in the United States, of which approximately $172.5 billion was spent on trade promotions, digital, consumer promotions, and retailer-exclusive marketing. Total spend on digital rebates grew 26% year-over-year in the first half of 2022, and the digital promotions market is projected to grow at an 18.5% compound annual growth rate from 2023 to 2030.
The Ibotta Performance Network
The IPN provides an at-scale success-based marketing solution for the CPG industry. By using the IPN, CPG brands and their media agencies can create digital offers and match and distribute them in a coordinated manner across multiple publisher properties. These publishers include large retailers, which display our offers on their websites, as well as Ibotta’s D2C properties, which consist of our mobile app, website, and browser extension, which are popular tools for savings-oriented consumers. The IPN is powered by our proprietary, AI-enabled technology platform, which takes advantage of a unique set of purchase data that we receive through POS integrations with retailers.
The key components of our network are as follows:
Offer sourcing. Ibotta’s sales team directly sources digital offers from over 2,400 different CPG brands as of December 31, 2023, and in some cases their media buying agencies.

Technology platform. Our cloud-based, AI-driven technology platform is built on an open architecture that enables us to deliver millions of offers from CPG brands to consumers across our network of publishers. The key components of this platform include:
•Purchase data. We receive and process a large amount of item-level consumer purchase data from our retailer POS integrations and use that data to process offer redemptions and help drive high return on investment outcomes for CPG brands.
•AI offer engine. We help our clients determine the optimal offer value, offer cadence, offer breadth, and targeting criteria for a given campaign, based on their strategic objectives. Using AI, we build recommenders that are designed to match the right offers with the right consumers at the right time. With machine learning, our recommendation algorithms continuously improve, allowing us to drive higher conversion and cost efficiency for our clients.
•Administration. We handle all aspects of billing and collections, as well as managing cash flows. We also provide our clients with a portal that allows them to set up and refine their offer parameters, as well as monitor and analyze their campaign performance.
•Risk management. We help minimize offer stacking by ensuring that a consumer who earns a reward for redeeming an offer on Ibotta’s app cannot earn a second, redundant reward on a third-party publisher for the same underlying purchase.
Distribution via publishers. We match and distribute our digital offers through retailer publishers and Ibotta D2C properties, with additional distribution channels planned for the future. We have formed strategic, and in some cases, exclusive relationships with large retailers such as Walmart, Dollar General, and Family Dollar.
The above components of our network work together to create interconnected flywheels that can over time strengthen and accelerate the value of the IPN for our constituents.
CPG brand flywheel. The more offers CPG brands sponsor, the greater value we are able to deliver to consumers, and the more likely that they continue to engage with and recommend our offers to friends. The more consumers engage, the more investment we receive from both new and existing CPG brands that are eager to influence the greater spending power of this audience.
Retailer flywheel. As retailers make offers easier to redeem, more consumers use them, which in turn attracts greater investments in offers from CPG brands, which ultimately results in more consumers using the retailer’s loyalty program.

Our Competitive Strengths
We believe the following attributes and capabilities represent our core strengths and provide us with valuable competitive advantages.
“One-stop shop” for national promotions. Ibotta provides CPG brands with a comprehensive solution that simplifies and streamlines the entire digital promotions process from end-to-end.
Shared success model that aligns our incentives with our clients’ incentives. Our innovative fee-per-sale model increases the cost efficiency of digital marketing within the CPG industry. We only make money when CPG brands make money, and this alignment of incentives creates trust and encourages them to invest more on the IPN over time.
Audience scale capable of moving substantial sales volumes for clients. Built over a decade, the IPN represents the largest item-level network of CPG brands, publishers, and consumers in the digital promotion space. We believe this scale positions the IPN as a viable alternative to top-of-funnel media tactics such as TV and programmatic media.
Ability to access national promotions budgets, leveraging our large D2C business. Ibotta’s sales team has over a decade of experience building relationships with thousands of CPG brands and sourcing offers for placement on our widely used app, and more recently for distribution across our broader network. This gives Ibotta an advantage in winning business with new retailer publishers because our competitors cannot match the same volume of incremental, national offers.
Strong partner network that includes leading retailers. As CPG brands place promotions on the IPN, their products place pressure on those brands’ competitors to engage with Ibotta to help them remain competitive. We believe this bandwagon effect has and will continue to help Ibotta grow revenue with clients.
Single source of truth for coordinated offer delivery. Before the introduction of the IPN, CPG brands had to stagger their digital promotions to prevent them from overlapping or being stacked with each other. The IPN made it possible for CPG brands to deliver digital promotions across retailers without the risk that their promotions could be redeemed in more than one publisher environment for a single purchase.
Powerful AI-driven technology that leverages a highly differentiated data set. We use cloud-based, serverless technology to ingest and process vast amounts of cross-retailer, item-level purchase data. This valuable dataset powers our proprietary AI models and helps us get better and better at recommending the right offers to consumers and creating the right types of offers for our clients.
Privacy-compliant approach to digital marketing. The core of Ibotta’s solution does not rely on third-party cookies for targeting and measurement. Instead, consumers voluntarily provide their purchase data in order to receive rewards and personalized offers.
Ibotta’s Value Proposition
Value for CPG brands
•Grow market share efficiently through success-based marketing at-scale
•Drive verified incremental sales
•Enable seamless, coordinated campaign execution and measurement
•Receive valuable data and insights

Value for Publishers
•Drive more revenue and consumer engagement through differentiated rewards content
•Grow revenue from Retail Media Networks (RMNs)
•Build customer loyalty by enabling closed-loop rewards instead of discounts
•Reduce time and investment for building and maintaining a rewards infrastructure
•Receive valuable ongoing consultation regarding rewards best practices
Value for Consumers
•Receive savings on everyday items
•Earn rewards easily through seamless, convenient, and intuitive digital interfaces
Growth Strategies
We intend to capitalize on our large market opportunity with the following key growth strategies.
Grow our audience. To deliver more redemptions in the future, we plan to reach more consumers with our digital offers. Ibotta will seek to continue to grow the audience that we reach through the IPN through increased penetration at existing publishers and by adding to the network of third-party publishers.
•Grow redeemers on existing third-party publisher properties. We believe there is significant opportunity to grow the audience at existing third-party publishers.
•Add new third-party publishers in grocery. We are focused on expanding our audience by building new partnerships with retailers.
•Expand into new categories of publishers. In addition to expanding within the grocery channel, Ibotta may also seek to publish its content on the properties of delivery service providers, specialty retailers, and other, non-retailer publishers.
Add offers. We have observed a strong correlation between the offers we make available to consumers and the number of redemptions we generate. We will seek to grow investment from our existing CPG brands, while also seeking to expand into new brands and categories.
•Grow investment from current clients. Within each client that invests in Ibotta today, we believe there is a significant opportunity to grow their budget invested to keep up with the growth of our audience. Additionally, many of our clients have multiple brands within their portfolio, and we only service a subset of those brands today.
•Expand our client base. While we already work with many of the CPG companies in the United States, there are still many CPG companies that do not yet use our services. Additionally, we have significant untapped opportunities in general merchandise categories such as toys, clothing, beauty, electronics, pet, home goods, and sporting goods.
•Continue to enhance the IPN through innovation. We will continue to invest in technology to further develop and accelerate the growth of the IPN for CPG brands, publishers, and consumers. As the data generated by the IPN grows, we believe Ibotta will generate more valuable insights about purchase behavior and market trends and may be able to automatically optimize recommendations for consumers as well as campaigns for clients based on real-time data from across the network.

Recent Developments
Preliminary Financial Results for the Three Months Ended March 31, 2024 (unaudited)
Set forth below are preliminary estimates of selected unaudited financial information and other information for the three months ended March 31, 2024, and actual unaudited financial results for the three months ended March 31, 2023. We have provided ranges of certain preliminary results below because our closing procedures for our fiscal quarter ended March 31, 2024 are not yet complete. Our final results remain subject to the completion of management’s final review and our other closing procedures or subsequent events. Accordingly, you should not place undue reliance on our preliminary results set forth below, which may differ from actual results. These preliminary estimates are forward-looking statements. Our unaudited financial results as of the three months ended March 31, 2024 will not be finalized until after the completion of this offering. During the course of the preparation of our unaudited financial statements and the notes thereto by management, additional items that require adjustments to the preliminary results presented below may be identified. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation-Critical Accounting Policies and Estimates” and “Special Note Regarding Forward-Looking Statements.”
The preliminary financial results included in this prospectus has been prepared by and is the responsibility of our management. Our independent registered public accounting firm, KPMG LLP, has not audited, reviewed, compiled, or applied any procedures with respect to the preliminary financial results. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.
The preliminary results provided below do not represent a comprehensive statement of our financial results and should not be viewed as a substitute for the financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). In addition, the preliminary results for the three months ended March 31, 2024 are not necessarily indicative of the results to be achieved in any future period. For additional information regarding the presentation of our financial information, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and the related notes, and our condensed combined statement of operations included elsewhere in this prospectus.
The following table reflects certain preliminary results for the three months ended March 31, 2024 and actual financial results derived from our financial statements for the three months ended March 31, 2023:

	Three months ended March 31, 2024		Three months ended March 31, 2023
	Low (Estimated)	High (Estimated)

	(in thousands, except percentages)
Revenue	$80,800	$82,300	$57,691
Gross profit	$70,200	$71,800	$46,441
Income (loss) from operations	$14,100	$15,900	$(942)
Net income (loss)	$7,300	$9,300	$(4,283)
Net income (loss) as a percent of revenue	9%	11%	(7)%
Adjusted EBITDA(1)	$21,000	$22,700	$2,504
Adjusted EBITDA margin(1)	26%	28%	4%
_______________
(1)Adjusted EBITDA and Adjusted EBITDA margin are not calculated in accordance with GAAP. For more information regarding our use of Adjusted EBITDA and Adjusted EBITDA margin see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Performance Metrics and Non-GAAP Measures.” See below for a reconciliation of net income (loss) to Adjusted EBITDA and net income (loss) as a percent of revenue to Adjusted EBITDA margin, the most directly comparable financial measures calculated in accordance with GAAP.

	Three months ended March 31, 2024			Three months ended March 31, 2023
	Low (Estimated)	High (Estimated)

	(in thousands)
Direct-to-consumer revenue
Redemption revenue	$32,400	$33,000		$33,271
Ad & other revenue	14,000	14,300		15,988
Total direct-to-consumer revenue	46,400	47,300		49,259
Third-party publishers revenue
Redemption revenue	34,400	35,000		8,432
Ad & other revenue	—	—		—
Total third-party publishers revenue	34,400	35,000		8,432
Total
Redemption revenue	66,800	68,000		41,703
Ad & other revenue	14,000	14,300		15,988
Total revenue	$80,800	$82,300	$82.3	$57,691
For the three months ended March 31, 2024, we expect revenue to be between $80.8 million and $82.3 million, representing an estimated increase of approximately 40% and 43%, compared to revenue of $57.7 million for the three months ended March 31, 2023. We expect the increase in revenue to primarily come from third-party publishers’ revenue driven by the expansion of revenue related to Walmart, which initially launched in the third quarter of 2022 to members of Walmart’s paid membership program, Walmart+, and expanded to all Walmart customers with a Walmart.com account in the third quarter of 2023.
For the three months ended March 31, 2024, we expect total gross profit to be between $70.2 million and $71.8 million, compared to total gross profit of $46.4 million for the three months ended March 31, 2023, primarily due to increased third-party publishers’ revenue.
For the three months ended March 31, 2024, we expect income from operations to be between $14.1 million and $15.9 million, compared to loss from operations of $(0.9) million for the three months ended March 31, 2023, primarily due to increased third-party publishers’ revenue partially offset by increased business-to-business (B2B) marketing expense, increased stock-based compensation expense associated with the Walmart Warrant, and increased media spend.
For the three months ended March 31, 2024, we expect net income to be between $7.3 million and $9.3 million, compared to net loss of $(4.3) million for the three months ended March 31, 2023. For the three months ended March 31, 2024, net income as a percentage of revenue is expected be between 9% and 11%, compared to net loss as a percentage of revenue of (7)% for the three months ended March 31, 2023.
For the three months ended March 31, 2024, adjusted EBITDA is expected to be between $21.0 million and $22.7 million, compared to adjusted EBITDA of $2.5 million for the three months ended March 31, 2023. For the three months ended March 31, 2024, adjusted EBITDA margin is expected to be between 26% and 28%, compared to adjusted EBITDA margin of 4% for the three months ended March 31, 2023.
The following table reconciles expected net income to expected adjusted EBITDA for the three months ended March 31, 2024, and reconciles net loss to adjusted EBITDA for the three months ended March 31, 2023.

	Three months ended March 31, 2024		Three months ended March 31, 2023
	Low (Estimated)	High (Estimated)

	(in thousands)
Net income (loss)	$7,300	$9,300	$(4,283)
Interest expense, net (1)	1,800	1,800	1,672
Depreciation and amortization	1,900	1,900	1,615
Stock-based compensation	5,000	4,850	1,829
Change in fair value of derivative	1,700	1,700	1,500
Provision for income taxes	3,300	3,150	166
Other expense	—	—	5
Adjusted EBITDA	$21,000	$22,700	$2,504
Revenue	$80,800	$82,300	$57,691
Net income (loss) as a percent of revenue	9%	11%	(7)%
Adjusted EBITDA margin	26%	28%	4%
_______________
(1)Interest expense, net is comprised of interest on outstanding debt instruments, net of interest income earned on cash and cash equivalents.
We estimate that cash and cash equivalents to be between $78.5 million and $79.5 million as of March 31, 2024, compared to $62.6 million as of December 31, 2023.
Risk Factors Summary
Our business is subject to numerous risks and uncertainties that you should consider before investing in our Company. These risks are described more fully in the section titled “Risk Factors” in this prospectus. These risks include, but are not limited to, the following:
•We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to continue to be profitable.
•Our business, financial condition, results of operations, and prospects will be adversely affected if we do not renew, maintain, and expand our relationships with existing publishers and add new publishers to the IPN, or if our publishers experience (as they have previously) downturns, store closures, or failures of their own businesses, or fail to adopt our additional offerings or fulfillment methods.
•We are also dependent on our publishers to take steps to integrate with the IPN and to maximize and encourage offer redemption, including decisions relating to user experience and design, marketing, and proper maintenance of their technology.
•If we fail to maintain or grow offer redemptions on our network, our revenues and business may be negatively affected.
•Our business, financial condition, results of operations, and prospects will suffer if CPG brands do not use our network for digital promotions.
•We may not be able to sustain our revenue growth rate in the future.
•We provide content to publishers indirectly through third-party technology partners and our business, financial condition, results of operations, and prospects will be adversely affected if we do not renew, maintain and expand our relationships with such third-party technology partners.

•We expect a number of factors to cause our results of operations to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.
•Macroeconomic conditions, including slower growth or a recession and supply chain disruptions, have previously and could continue to adversely affect our business, financial condition, results of operations, and prospects.
•Competition presents an ongoing threat to the success of our business.
•Our business, financial condition, results of operations, and prospects will suffer if we do not renew, maintain and expand our relationships with retailers.
•If we fail to effectively manage our growth, our business, financial condition, results of operations, and prospects could be adversely affected.
•We have a limited operating history and operate in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.
•We are making substantial investments in our technologies, and if we do not continue to innovate and further develop our platform, our platform developments do not perform, or we are not able to keep pace with technological developments, we may not remain competitive, and our business and results of operations could suffer.
•We have previously identified material weaknesses in our internal controls over financial reporting and if we are unable to maintain effective internal controls or if we identify additional material weaknesses in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business, financial condition, results of operations, and prospects.
•The dual class stock structure of our common stock will have the effect of concentrating voting control with Bryan Leach, our Founder, Chief Executive Officer and President and a member of our board of directors, which will generally preclude your ability to influence the outcome of matters submitted to our stockholders for approval, subject to limited exceptions, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws (where adopted by stockholders), and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions.
•Although we do not expect to rely on the “controlled company” exemption under the listing standards of the New York Stock Exchange, we expect to have the right to use such exemption and therefore we could in the future avail ourselves of certain reduced corporate governance requirements.
Corporate Information
We were incorporated in 2011 as Zing Enterprises, Inc., a Delaware corporation. In 2012, we changed our name to Ibotta, Inc. Our principal executive office is located at 1801 California Street, Suite 400, Denver, Colorado 80202, and our telephone number is 303-593-1633. Our website address is https://www.ibotta.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus.
We use Ibotta, the Ibotta logo, the IPN logo, and other marks as trademarks in the United States. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork, and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights, or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks, or service marks to imply an endorsement or sponsorship of us by any other entity.
Status as a Controlled Company
As a result of our dual class common stock structure, Bryan Leach, our Founder, Chief Executive Officer and President and a member of our board of directors, and entities affiliated with Mr. Leach, will be able to exercise voting control with respect to an aggregate of 3,137,427 shares of our Class B common stock, representing approximately 69.74% of the total voting power of our outstanding capital stock upon completion of this offering. Mr. Leach will have the authority to vote the shares of Class B common stock at his discretion on all matters to be voted upon by stockholders. Therefore, we will be considered a “controlled company” as that term is set forth in the listing standards of the New York Stock Exchange. Under these listing standards, a company in which over 50% of the voting power for the election of directors is held by an individual, a group, or another company is a “controlled company” and may elect not to comply with certain listing standards of the New York Stock Exchange regarding corporate governance including the requirements (1) that a majority of our board of directors consist of independent directors, (2) the compensation committee and nominating and corporate governance committee be comprised entirely of independent members and (3) to make the charters for each of the compensation committee and nominating and corporate governance committee available on the Company’s website. These requirements would not apply to us if, in the future, we choose to avail ourselves of the “controlled company” exemption. Although we qualify as a “controlled company,” we do not currently expect to rely on these exemptions and intend to fully comply with all corporate governance requirements under the listing standards of the New York Stock Exchange.
However, if we were to utilize some or all of these exemptions, we would not comply with certain of the corporate governance standards of the New York Stock Exchange, which could adversely affect the protections for other stockholders.
In addition, our “controlled company” status will generally preclude our stockholders’ ability to influence the outcome of matters submitted to our stockholders for approval, subject to limited exceptions, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws (where adopted by stockholders), and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions.
Implications of Being an Emerging Growth Company
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (JOBS Act). We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.
As a result of this status, we have elected to take advantage of reduced reporting requirements in the registration of which this prospectus forms a part and may elect to take advantage of other reduced reporting requirements in our future filings with the Securities and Exchange Commission (SEC). In particular, in this prospectus we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We intend to elect to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting standards as of public company effective dates.

THE OFFERING

Class A common stock offered by us	2,500,000 shares

Class A common stock offered by the selling stockholders	3,125,000 shares
Class A common stock to be outstanding immediately after this offering	27,221,509 shares (which number would not change if the underwriters exercise their option to purchase additional shares of common stock in full).

Class B common stock to be outstanding immediately after this offering	3,137,427 shares

Class A and B common stock to be outstanding immediately after this offering	30,358,936 shares (which number would not change if the underwriters exercise their option to purchase additional shares of common stock in full).

Option to purchase additional shares	The selling stockholders have granted the underwriters an option exercisable for a period of 30 days to purchase up to 843,750 additional shares of our Class A common stock.

Use of proceeds
We estimate that the net proceeds to us from the sale of the shares of our Class A common stock in this offering will be approximately $178.5 million, based upon an assumed initial public offering price of $80.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.
We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. See the section titled “Use of Proceeds” for more information.

Risk factors	See the section titled “Risk Factors” and other information for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

Voting Rights
We will have two series of common stock: Class A common stock and Class B common stock. Shares of Class A common stock are entitled to one vote per share. Shares of Class B common stock are entitled to twenty votes per share.
Holders of our Class A common stock and Class B common stock will generally vote together as a single series, unless otherwise required by law or our amended and restated certificate of incorporation. Upon completion of this offering, Bryan Leach, our Founder, Chief Executive Officer and President and a member of our board of directors, and entities affiliated with Mr. Leach will hold approximately 69.74% of the voting power of our outstanding capital stock in the aggregate, which voting power may increase over time as Mr. Leach’s equity awards which are outstanding at the time of the completion of this offering are exercised or vested. If all such equity awards held by Mr. Leach had been exercised or vested and exchanged for shares of Class B common stock as of the date of the completion of this offer, Mr. Leach and entities affiliated with Mr. Leach would collectively hold 77.13% of the voting power of our outstanding capital stock. As a result, Mr. Leach generally will be able to determine any action requiring the approval of our stockholders, subject to limited exceptions, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws (where adopted by stockholders), and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions. Additionally, our executive officers, directors, and holders of 5% or more of our capital stock will hold, in the aggregate, approximately 84.37% of the voting power of our outstanding capital stock following this offering. See the sections titled “Principal and Selling Stockholders” and “Description of Capital Stock” for additional information.

Proposed NYSE trading symbol	“IBTA”

Directed share program
At our request, the underwriters have reserved up to 5% of the shares of Class A common stock offered by this prospectus for sale at the initial public offering price per share of through a directed share program to certain persons identified by management, which may include certain members of our board of directors. The number of shares of Class A common stock available for sale to the general public will be reduced by the number of reserved shares sold to these individuals. Any reserved shares not purchased by these individuals will be offered by the underwriters to the general public on the same basis as the other shares of Class A common stock offered by this prospectus. See the section titled “Underwriting—Directed Share Program.”

The number of shares of our Class A common stock and Class B common stock to be outstanding after this offering is based on 24,193,509 shares of our Class A common stock and 3,668,427 shares of our Class B common stock outstanding as of December 31, 2023 after giving effect to the Capital Stock Conversion, Reclassification, Class B Stock Exchange, and Notes Conversion (each as described below), as if they had occurred on December 31, 2023, and reflects:
•17,245,954 shares of our convertible preferred stock that will automatically convert into an equal number of shares of our Class A common stock immediately prior to the effectiveness of the filing of our amended and restated certificate of incorporation filed in connection with this offering. We refer to this conversion of our convertible preferred stock into Class A common stock as the Capital Stock Conversion;
•5,652,756 shares of common stock outstanding, which shares will be reclassified into an equal number of shares of Class A common stock in connection with the filing of our amended and restated certificate of incorporation filed in connection with this offering. We refer to this reclassification of our common stock into Class A common stock as the Reclassification;
•3,668,427 shares of our Class B common stock outstanding after giving effect to the Reclassification, which reflects shares of our Class A common stock outstanding and beneficially owned by Bryan Leach and certain related entities as of December 31, 2023 that will be exchanged for an equivalent number of shares of our Class B common stock immediately following the effectiveness of the filing of our amended and restated certificate of incorporation filed in connection with this offering. We refer to this exchange as the Class B Stock Exchange; and
•1,294,799 shares of our Class A common stock that will be issued upon the automatic conversion of $75.1 million in convertible unsecured subordinated promissory notes, which will occur concurrently upon the closing of this offering, based upon an assumed initial public offering price of $80.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. We refer to this conversion of our convertible notes into Class A common stock as the Notes Conversion.
The number of shares of our Class A common stock and Class B common stock to be outstanding as of December 31, 2023 after giving effect to the Capital Stock Conversion, Reclassification, and Class B Stock Exchange, as if they had occurred on December 31, 2023, excludes the following:
•4,516,612 shares of our Class A common stock issuable upon exercise of options to purchase shares of our Class A common stock outstanding as of December 31, 2023 under our 2011 Equity Incentive Plan (2011 Plan), at a weighted average exercise price of $14.34 per share;
•184,148 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock that we granted after December 31, 2023 under our 2011 Plan, at an exercise price of $31.15 per share;
•305,172 shares of Class A common stock issuable upon the vesting and settlement of restricted stock unit awards that we granted after December 31, 2023 under our 2011 Plan, up to 8,973 of which were issued to Bryan Leach, our Founder, Chief Executive Officer and President and member of our board of directors that can be exchanged for a number of shares of Class B common stock of equivalent value pursuant to the Equity Exchange Right Agreement (as defined below);
•707,365 shares of Class A common stock issuable upon the vesting and settlement of restricted stock unit awards to be effective immediately prior to the initial public offering, based upon an assumed initial public offering price of $80.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, up to 413,213 of which will be granted to Bryan Leach that can be exchanged for a number of shares of Class B common stock of equivalent value pursuant to the Equity Exchange Right Agreement;

•30,000 shares of Class A common stock issuable upon the vesting and settlement of restricted stock unit awards to be effective immediately after the completion of the initial public offering, based upon an assumed initial public offering price of $80.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus;
•3,000 shares of Class A common stock that were repurchased by us after December 31, 2023;
•569,736 shares of Class A common stock reserved for future issuance under our 2011 Plan as of December 31, 2023, which shares will be added to the shares to be reserved for issuance under our 2024 Equity Incentive Plan (2024 Plan), which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part;
•4,300,000 shares of our Class A common stock reserved for future issuance under our 2024 Plan as well as any automatic increases in the number of shares of our Class A common stock reserved for future issuance under the 2024 Plan;
•715,000 shares of our Class A common stock to be reserved for future issuance under our 2024 Employee Stock Purchase Plan (ESPP), which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of our Class A common stock reserved for future issuance under the ESPP; and
•4,162,957 shares of Class A common stock reserved for future issuance under the Class A common stock warrant (Walmart Warrant) held by Walmart which takes into account an anti-dilution adjustment of 634,380 shares of Class A common stock following the Notes Conversion and certain option and restricted stock unit grants made following the issuance of the Walmart Warrant. The vesting and exercise terms of the Walmart Warrant are further described in the section titled “Certain Relationships and Related Party Transactions—Agreements with Walmart.”
Immediately following the effectiveness of the amended and restated certificate of incorporation and pursuant to an equity exchange right agreement (Equity Exchange Right Agreement) entered into between us and Bryan Leach, our Founder, Chief Executive Officer and President, Mr. Leach shall have a right (but not an obligation) to require us to exchange any shares of Class A common stock received as a result of the exercise, vesting, and/or settlement of options to purchase shares of Class A common stock and/or restricted stock units covering shares of Class A common stock, in each case, outstanding immediately prior to the effectiveness of the amended and restated certificate of incorporation for a number of shares of Class B common stock of equivalent value. We refer to this right as the Equity Award Exchange. The Equity Award Exchange applies only to equity awards granted to Mr. Leach prior to the effectiveness of the filing of our amended and restated certificate of incorporation. As of December 31, 2023, there were 1,029,942 shares of our common stock subject to options held by Mr. Leach under our 2011 Plan that may be exchanged, upon exercise, for a number of shares of our Class B common stock of equivalent value following this offering.
Unless otherwise indicated, this prospectus reflects and assumes the following:
•the Capital Stock Conversion will occur immediately prior to the effectiveness of our amended and restated certificate of incorporation in Delaware filed in connection with this offering;
•the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the effectiveness of our amended and restated bylaws will each occur prior to the completion of this offering and will effect the Reclassification of our common stock into Class A common stock;

•the Class B Stock Exchange will occur immediately following the effectiveness of our amended and restated certificate of incorporation in Delaware, and the completion of this offering will occur following the Class B Stock Exchange;
•the Notes Conversion will occur concurrently upon the closing of this offering, the conversion terms which are further described in the section titled, “Certain Relationships and Related Party Transactions—2022 Promissory Notes”;
•no exercise of outstanding options after December 31, 2023; and
•no exercise by the underwriters of their option to purchase additional shares of Class A common stock from us in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables summarize our consolidated financial and other data. We have derived the summary consolidated statement of operations data for 2023 and 2022 and summary balance sheet data as of December 31, 2023 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the related notes, and our condensed combined statement of operations included elsewhere in this prospectus.

	Year ended December 31,
	2023	2022

	(in thousands, except share amounts and per share amounts)
Consolidated Statements of Operations Data:
Revenue	$320,037	$210,702
Cost of revenue	43,992	46,176
Gross profit	276,045	164,526
Operating expenses:
Sales and marketing	114,756	110,069
Research and development	49,996	42,558
General and administrative	51,633	49,164
Depreciation and amortization	3,661	3,048
Total operating expenses	220,046	204,839
Income (loss) from operations	55,999	(40,313)
Other expense, net	(11,948)	(14,286)
Income (loss) before provision for income taxes	44,051	(54,599)
Provision for income taxes	(5,934)	(262)
Net income (loss)	$38,117	$(54,861)
Net income (loss) per share:
Basic	$4.26	$(6.33)
Diluted	$1.42	$(6.33)
Weighted average common shares outstanding:
Basic	8,948,537	8,672,426
Diluted	26,921,567	8,672,426
Pro forma net income (loss) per share attributable to common stockholders, basic and diluted (unaudited)(1)	$(0.33)	N/A
Pro forma weighted average common shares outstanding, basic and diluted (unaudited)(1)	27,489,290	N/A
______________
(1)The unaudited pro forma net loss per share and the weighted-average number of shares used in the computation of the per share amounts for the year ended December 31, 2023 have been computed based upon an assumed initial public offering price of $80.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after giving effect to (i) the Capital Stock Conversion, resulting in 17,245,954 shares of Class A common stock, as if such conversion had occurred on December 31, 2023, (ii) the Reclassification, resulting in 5,652,756 shares of Class A common stock, as if such Reclassification had occurred on December 31, 2023; (iii) the Class B Stock Exchange, resulting in 3,668,427 shares of Class B common stock, as if such stock exchange had occurred on December 31, 2023; (iv) the Notes Conversion, resulting in 1,294,799 shares of Class A common stock, as if such conversion had occurred on December 31, 2023; (v) the acceleration of vesting of certain stock option awards, resulting in stock-based compensation expense of $20.1 million, as if such modification had occurred as of December 31, 2023; (vi) anti-dilution adjustment to the Walmart Warrant which increased the number of shares issuable under the Walmart Warrant by 634,380 shares of Class A common stock, resulting in stock-based compensation expense of $13.2 million, as if such adjustment had occurred as of December 31, 2023 and (vii) the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws prior to the completion of this offering. See Note 16 - Net Income (Loss) Per Share of the notes to our consolidated financial statements included elsewhere in this prospectus for a description of how we compute basic and diluted net income (loss) per share.

	As of December 31, 2023
	Actual	Pro Forma (1)	Pro Forma As Adjusted (2) (3)

		(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$62,591	$62,591	$245,091
Working capital (4)	100,194	100,194	278,694
Total assets	319,790	319,790	498,290
Current liabilities	198,150	198,150	198,150
Convertible notes, net	64,448	—	—
Convertible notes derivative liability	25,400	—	—
Total liabilities	291,862	202,014	202,014
Redeemable convertible preferred stock	—	—	—
Accumulated deficit	(209,188)	(256,276)	(256,276)
Total stockholders’ equity	27,928	117,776	296,276
______________
(1)The unaudited pro forma net loss per share and the weighted-average number of shares used in the computation of the per share amounts for the year ended December 31, 2023 have been computed based upon an assumed initial public offering price of $80.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after giving effect to (i) the Capital Stock Conversion, resulting in 17,245,954 shares of Class A common stock, as if such conversion had occurred on December 31, 2023, (ii) the Reclassification, resulting in 5,652,756 shares of Class A common stock, as if such Reclassification had occurred on December 31, 2023; (iii) the Class B Stock Exchange, resulting in 3,668,427 shares of Class B common stock, as if such stock exchange had occurred on December 31, 2023; (iv) the Notes Conversion, resulting in 1,294,799 shares of Class A common stock, as if such conversion had occurred on December 31, 2023; (v) the acceleration of vesting of certain stock option awards, resulting in stock-based compensation expense of $20.1 million, as if such modification had occurred as of December 31, 2023; (vi) anti-dilution adjustment to the Walmart Warrant which increased the number of shares issuable under the Walmart Warrant by 634,380 shares of Class A common stock, resulting in stock-based compensation expense of $13.2 million, as if such adjustment had occurred as of December 31, 2023 and (vii) the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws prior to the completion of this offering.
(2)The pro forma as adjusted column in the balance sheet data table above gives effect to (i) the pro forma adjustments set forth in note 1 above, and (ii) the sale and issuance by us of shares of our Class A common stock in this offering, based upon the assumed initial public offering price of $80.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As of December 31, 2023, the Company had incurred and paid $4.0 million of the total estimated offering expenses.
(3)Each $1.00 increase or decrease in the assumed initial public offering price of $80.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the amount of our pro forma as adjusted cash and cash equivalents, working capital, total assets, and total stockholders’ equity (deficit) by $2.3 million, assuming that the number of shares of Class A common stock offered, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash and cash equivalents, working capital, total assets, and total stockholders’ equity (deficit) by $75.0 million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us.
(4)Working capital is defined as current assets less current liabilities.
Performance Metrics and Non-GAAP Measures
In addition to the measures presented in our consolidated financial statements, we use the following key business and non-GAAP metrics, among others, to help us evaluate our business, identify trends affecting our performance, formulate business plans, and make strategic decisions.

	Year ended December 31,
	2023	2022

	(in thousands, except percentages and per redeemer figures)
Redemptions	256,197	141,368
Redeemers(1)	8,232	2,901
Redemptions per redeemer	31.1	48.7
Redemption revenue per redemption	$0.95	$0.98
Revenue	$320,037	$210,702
Gross profit	$276,045	$164,526
Gross margin	86%	78%
Net income (loss)	$38,117	$(54,861)
Net income (loss) as a percent of revenue	12%	(26)%
Adjusted EBITDA(2)	$82,832	$(27,494)
Adjusted EBITDA margin(2)	26%	(13)%
______________
(1)A consumer who has redeemed at least one digital offer within the quarter. If a consumer were to redeem on more than one publisher during that period, they would be counted as multiple redeemers. Annual redeemers are calculated as the average redeemers of the last four quarters.
(2)Adjusted EBITDA and Adjusted EBITDA margin are not calculated in accordance with GAAP. For more information regarding our use of Adjusted EBITDA and Adjusted EBITDA margin, and a reconciliation of Adjusted EBITDA to net income (loss) and Adjusted EBITDA margin to net income (loss) as a percent of revenue, the most directly comparable financial measures calculated in accordance with GAAP, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Performance Metrics and Non-GAAP Measures.”
See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Performance Metrics and Non-GAAP Measures” included elsewhere in this prospectus for a description of, and additional information about, these non-GAAP measures and performance metrics.

RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our audited consolidated financial statements and the related notes included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our Class A common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations, and growth prospects. In such an event, the market price of our Class A common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations and the market price of our Class A common stock.
Risks Related to our Business
We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to continue to be profitable.
We have a history of net losses. For example, we incurred a net loss of $54.9 million for the year ended December 31, 2022 and as of December 31, 2023, we had an accumulated deficit of $209.2 million. While we achieved profitability for the fiscal year ended December 31, 2023, we may not be able to continue to be profitable. We expect our costs will increase over time as we expect to invest significant additional funds towards growing our business and operating as a public company. See the risk factor below titled “Even if this offering is successful, operating and growing our business may require additional capital, and if capital is not available to us, our business, financial condition, results of operations, and prospects, may suffer.” We have expended and expect to continue to expend substantial financial and other resources on developing our platform, including expanding our solutions, developing or acquiring new platform features and solutions, and increasing our sales and marketing efforts. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving profitability or positive cash flow on a consistent basis. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition, results of operations, and prospects could be adversely affected.
Our ability to maintain profitability is impacted by growth in our network and our ability to drive operational efficiencies in our business. Our efforts to maintain profitability may not succeed due to factors such as evolving consumer behavior trends in shopping, consumer engagement and retention, our ability to maintain and expand our relationships with publishers, CPG brands, and retailers; our ability to hire and retain highly skilled personnel; unfavorable macroeconomic conditions (such as inflationary pressures); our ability to effectively scale our operations; and the continuing evolution of the industry, many of which are beyond our control.
Our ability to maintain profitability also depends on our ability to manage our costs. We have expended and expect to continue to expend substantial financial and other resources to:
•increase the engagement and investment levels of publishers, CPG brands, retailers, and consumers;
•increase the number and variety of publishers that participate in the Ibotta Performance Network (IPN), including retailer publishers;
•grow our sales force which we expect will increase our sales and marketing expense in the foreseeable future;
•our ability to negotiate favorable revenue sharing terms with third-party publishers;

•drive adoption of Ibotta through marketing and incentives and increase awareness through brand campaigns; and
•invest in our operations to continue scaling our business to achieve and sustain long-term efficiencies.
These investments may contribute to net losses in the near term. We may discover that these initiatives are more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these expenses or realize the benefits we anticipate. Certain initiatives may also require incremental investments or recurring expenses and may not be accretive to revenue growth, margin, or profitability for a longer time period, if at all. Many of our efforts to increase revenue and manage operating costs are new and unproven given the unique and evolving complexities of our business and the evolving nature of the industry. Any failure to adequately increase revenue or manage operating costs could prevent us from maintaining profitability. In addition, we may make concessions to publishers, CPG brands, and retailers that are designed to maximize profitability in the long-term but may decrease profitability in the short-term. As a result, the impact of concessions on our financial results may continue into future periods or have higher impacts than we anticipate. We may also incur higher operating expenses as we implement strategic initiatives, including in response to external pressures such as competition, retailer consolidation, and evolving consumer behavior trends in shopping. For example, we expect that sales and marketing will increase for the foreseeable future, primarily stemming from increased headcount and marketing efforts. Additionally, we may not realize, or there may be limits to, the efficiencies we expect to achieve through our efforts to scale the business, reduce friction in the direct-to-consumer (D2C) shopping experience, customer support, and consumer acquisition and onboarding costs. Our efforts to encourage the growth of loyalty programs on third-party publishers’ apps and websites may cause fewer consumers to use our D2C properties, leading to a loss of revenue and adversely affecting our financial position. We will also face greater compliance costs associated with the increased scope of our business and being a public company.
We may encounter unforeseen operating expenses, difficulties, complications, delays, and other factors, including as we expand our business, execute on strategic initiatives, and navigate macroeconomic uncertainty, which may result in losses or a failure to generate profitable growth in future periods.
As such, due to these factors and others described in this “Risk Factors” section, including the risk factor titled, “We may not be able to sustain our revenue growth rate in the future”, we may not be able to maintain profitability or generate profitable growth in the future. If we are unable to maintain profitability, the value of our business and the trading price of our Class A common stock may be negatively impacted.
Our business, financial condition, results of operations, and prospects will be adversely affected if we do not renew, maintain, and expand our relationships with existing publishers and add new publishers to the IPN, or if our publishers experience (as they have previously) downturns, store closures, or failures of their own businesses, or fail to adopt our additional offerings or fulfillment methods.
Our business, financial condition, results of operations, and prospects will be adversely affected if we do not renew, maintain, and expand our relationships with existing publishers and add new publishers to the IPN. We provide offers on a white-label basis to Walmart Inc., a Delaware corporation (Walmart), Dollar General Corporation (Dollar General), Shell plc (Shell), Exxon Mobil Corporation (Exxon), The Kroger Co., (Kroger), and other retailers. We have invested heavily in the IPN, which matches and distributes offers across a variety of publisher sites. Our contract negotiation process with such publishers can be lengthy, which can contribute to variability in our revenue generation and makes our revenue difficult to forecast. As a result, it is difficult to predict our ability to form new partnerships with publishers, and our revenue could be lower than expected, which would have an adverse effect on our business, financial condition, results of operations, and prospects.

We match and distribute our digital offers through large retailer publishers, grocery retailers, and Ibotta D2C properties. If we do not renew, maintain and expand these relationships or add new publishers, our business will be negatively affected. We rely heavily on our publishers to match and distribute our digital promotions content, with a substantial portion of our white-label redemptions originating from offer selections on their websites and mobile applications. In particular, the Walmart Program Agreement is a multi-year arrangement and automatically renews for successive twenty-four month periods unless either party provides notice of termination at least 180 days prior to the expiration of the applicable period. The Walmart Program Agreement can be terminated by Walmart with at least 270 days notice to us (provided that Walmart cannot replace us during the then-remaining term of the Walmart Program Agreement with a digital offers program created by Walmart or a third-party), and may be terminated under certain circumstances including for material breach by either party. If Walmart terminated or elected not to renew the Walmart Program Agreement with us, our business, financial condition, results of operations, and prospects would be adversely affected.
Publishers may also ask to modify their agreement terms in a cost-prohibitive or strategically detrimental manner when their agreements are up for renewal. Our inability to maintain our relationships with our publishers on terms consistent with or better than those already in place and that are otherwise favorable to us could increase competitive pressure and/or offering pricing, and otherwise adversely affect our business, financial condition, results of operations, and prospects. Retailer consolidation may also result in a decrease in or cessation of engagement with Ibotta, or result in Ibotta receiving less favorable contract terms with the consolidated entity. Publishers have and could in the future also experience downturns, store closures, or failures (including due to macroeconomic pressures) of their own businesses, or fail to adopt our additional offerings or fulfillment methods, or cease using Ibotta altogether for many reasons.
We are also dependent on our publishers to take steps to integrate with the IPN and to maximize and encourage offer redemption, including decisions relating to user experience and design, marketing, and proper maintenance of their technology.
We are dependent on publishers to integrate to the IPN since publishers have a significant amount of control over their integration to the IPN, including their user experience and marketing. We are also dependent on publishers’ timelines, and the amount of time, effort, and support provided by publishers and publishers’ third-party service providers to implement the IPN and to maintain their technology to support the IPN after integration, all of which can vary for each publisher. Certain decisions by publishers could result in an unsuccessful integration of a publisher to the IPN, including lower user experience or delay the addition of a publisher to the IPN, which would negatively impact our business, financial condition, results of operations, and prospects.
We are also highly dependent on our publishers’ efforts to promote their loyalty programs and decisions they make relating to their loyalty programs, and we have limited ability, if any, to control and predict such decisions by publishers. We cannot control, and in many cases cannot predict, the timing of various publisher initiatives, such as the marketing of their loyalty programs, which may have an outsized impact on the number of redemptions occurring on their properties. For example, a failure of publishers to increase awareness and usage of offers on their loyalty programs could result in a reduced number of redemptions on our network.
If we fail to maintain or grow offer redemptions on our network, our revenues and business may be negatively affected.
Both the redeemers and our redeemers’ level of redemptions are critical to our success. For 2023, total redeemers were approximately 8.2 million. For clarity, if one consumer were to redeem on more than one publisher, they would be counted as a redeemer on each publisher. We have in the past experienced fluctuations and declines in the pace of growth of redeemers and could in the future be unable to grow or increase the engagement of our redeemers and as a result our business may suffer. If we are unable to maintain and expand the use by consumers of digital promotions in our network or if we do not do so to a greater extent than our competitors, publishers, CPG brands, and retailers may find that offering digital promotions on our network do not reach consumers with the scale and effectiveness that is compelling to them.
Any number of factors can negatively affect growth in the number of redeemers, redemptions per redeemer, and redemptions on our network, including if:
•our publishers, CPG brands, and retailers reduce, suspend, or terminate their relationship with us;
•we are unable to convince consumers of the value of the IPN and publishers of the value of white-label retailer loyalty programs that leverage our offers and technology;
•our publishers, CPG brands, and retailers do not devote sufficient time, resources, or funds to the promotion of our network and marketing of our digital promotions;
•CPG brands reduce their investment in offers and offer inventory suffers, which could occur for a variety of reasons, including reduced marketing budgets or supply chain disruptions, which has occurred from time to time with our CPG brands;
•we are unable to provide a broad range of valuable offers;
•we are unable to deliver a user-friendly experience to consumers;
•consumers increasingly use competitors’ platforms;
•consumers have difficulty installing, updating, or otherwise accessing our platform as a result of actions by us or third parties;
•there are concerns on consumer data practices, concerns about the nature of content made available on our products and offerings, or concerns related to privacy, security or other factors;
•we are unable to manage and prioritize offers to ensure consumers are presented with offers that are appropriate, interesting, useful, and relevant to them;
•we adopt terms, policies, or procedures related to areas such as sharing, content, consumer data, or advertising, or we take, or fail to take, actions to enforce our policies, that are perceived negatively by consumers;
•we undertake initiatives designed to attract and retain consumers, including the use of new technologies such as Artificial Intelligence (AI), that are unsuccessful or discontinued;
•we fail to provide adequate customer service to our publishers, CPG brands, retailers, and consumers; and
•our inability to keep up with the rapid growth of the IPN, which could exhaust CPG brand offers too quickly, diminish the number of available offers, and reduce value for consumers.
From time to time, certain of these factors have negatively affected our redeemer and redemption growth. We need to ensure that our platform is convenient, rewarding, trustworthy, and personalized, and that we offer the most competitive offers within our ecosystem. If we are unable to maintain or increase our redeemers and redemptions, it could have a material adverse impact on our business, financial condition, results of operations, and prospects.

Our business, financial condition, results of operations, and prospects will suffer if CPG brands do not use our network for digital promotions.
As of December 31, 2023, we have over 850 different clients. The success and scale of our network depends on our strategic relationships with CPG brands. If we are not able to attract consumers, including through third-party publishers’ white-label loyalty programs, CPG brands may not be willing to use our network for digital promotions. If we do not renew, maintain and expand these relationships or add new CPG brands, we may not be able to grow our redemptions and our business will be negatively affected.
If our CPG brands terminate or reduce their relationships with us or suspend, limit, or cease their operations or otherwise, our business, financial condition, results of operations, and prospects will suffer. From time to time, our CPG brands have reduced their investments with us. Also, since our contracts with CPG brands are generally less than one year long, there is a risk that CPG brands will not renew their contracts with us which would also negatively affect our business, potentially materially.
If our CPG brands choose to materially alter the breadth, depth, or targeting parameters of the offers they provide to us for distribution throughout our network, this could cause unforeseen reductions in the number of redemptions.
Further, our revenue may fluctuate due to changes in marketing budgets of CPG brands. CPG brands can change and have changed their spend without notice, which can result in our inability to anticipate or forecast such fluctuations. For example, budget pressures or unspent budgets at the end of a CPG brand’s fiscal year may lead to unexpected reduced or increased spending on our network. In addition, CPG brands and media agencies may determine that other media tactics are more compelling and divert investment to such tactics instead of to digital promotions, leading to less offers. Our revenue may also fluctuate because of certain macroeconomic factors. For example, in the first half of 2022, our D2C redemptions per redeemer were negatively impacted due to supply chain constraints which made it difficult for our clients to keep their product on shelves and led to decreased promotions on high frequency purchased products.
CPG brands may also ask to modify their agreement terms in a cost-prohibitive or strategically detrimental manner when their agreements are up for renewal. Our inability to maintain our relationships with CPG brands on terms consistent with or better than those already in place and that are otherwise favorable to us could increase competitive pressure and/or offering pricing, and otherwise adversely affect our business, financial condition, results of operations, and prospects. CPG consolidation may also result in a decrease in or cessation of engagement with Ibotta, or result in Ibotta receiving less favorable contract terms with the consolidated entity. CPG brands could also experience downturns or fail, including due to macroeconomic pressures or ceasing use of Ibotta altogether for many reasons. CPG brands have traditionally been slow to adopt new digital offer programs. As a result, we have at times experienced, and may continue to experience, slower adoption and implementation of our products and offerings by our current and potential CPG brands. If we lack a sufficient variety and supply of CPG brands or lack access to the most popular CPG brands such that Ibotta becomes less appealing to consumers and CPG brands, our business may be harmed.
We may not be able to sustain our revenue growth rate in the future.
Historically, the growth rate of our business, and as a result, our revenue growth, has varied from quarter-to-quarter and year-to-year, and we expect that variability to continue. For the fiscal year ended December 31, 2023, our revenue was $320.0 million. There can be no assurances that revenue will grow or do so at current rates and you should not rely on the revenue of any prior quarterly or annual period as an indication of our future performance. Our revenue growth rate may decline in future periods.
Our revenue may fluctuate due to changes in the marketing budgets of existing and prospective clients, and the timing of their marketing spend. Our growth also depends on our publishers’ efforts to promote their digital offers programs. Existing and prospective clients can change and have changed their spend without notice, which can result in our inability to anticipate or forecast such fluctuations. For example, budget pressures or unspent budgets at the end of an existing or prospective clients’ fiscal year may lead to unexpected reduced or increased spending on our network. It may also fluctuate because of certain macroeconomic factors as further described in the risk factor titled “Macroeconomic conditions, including slower growth or a recession and supply chain disruptions, have previously and could continue to adversely affect our business, financial condition, results of operations, and prospects.”
Our business is complex and evolving. We may offer new products and technologies, pricing, service models, and delivery methods to existing and prospective clients. These new capabilities may change the way we generate and/or recognize revenue, which could impact our operating results. In addition, if we shift a greater number of our arrangements with publishers, CPG brands, and retailers to new pricing models and we are not able to deliver on the results, our revenue growth and revenue could be negatively affected.
We believe that our continued revenue growth will depend on our ability to:
•increase and retain the number of publishers, CPG brands, and consumers that participate in the IPN;
•diversify the mix of our redemptions from publishers;
•increase the degree to which publishers market their white-label retailer loyalty programs;
•increase our share of advertiser on promotions and media (collectively, marketing spend) through our network;
•preserve and grow the fees we charge on a per redemption or percentage of total basket basis;
•preserve and grow our ad products and other business;
•provide publishers, CPG brands, retailers, and consumers with high-quality support that meets their needs;
•adapt to changes in marketing goals, strategies, and budgets of advertisers and the timing of their marketing spend;
•preserve and grow the rate of redemptions by consumers of their digital promotions;
•preserve or grow our ad products business as well as our data, media, and consumer insights revenue business;
•increase the number of and retain retailers;
•expand our business in existing markets and enter new verticals, markets, and geographies;
•anticipate and respond to macroeconomic changes and changes in the markets in which we operate;
•adapt to rapidly evolving trends in the ways CPG brands, retailers, and consumers interact with technology;
•capitalize on the shift from offline to digital marketing and growth in e-commerce;
•deploy, execute, and continue to develop our analytics capabilities;
•expand the number, variety, quality, and relevance of digital promotions available on our network;
•increase the awareness of our brand to build our reputation;
•hire, integrate, train, and retain talented personnel;

•develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage, as well as the deployment of new features and solutions;
•identify and acquire or invest in businesses, products, or technologies that we believe could complement or expand our products and offerings;
•effectively manage the scaling of our operations;
•avoid interruptions or disruptions to our services; and
•compete successfully with existing and new competitors.
If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business, financial condition, results of operations, and prospects could be adversely affected. Further, because we operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could suffer and our business, financial condition, results of operations, and prospects could be adversely affected.
We provide content to publishers indirectly through third-party technology partners and our business, financial condition, results of operations, and prospects will be adversely affected if we do not renew, maintain and expand our relationships with such third-party technology partners.
In some cases, we provide content to publishers indirectly, via third-party technology partners, as in the case of Kroger, Shell, and Exxon. We have also entered into an agreement with AppCard, through which Ibotta will soon gain access to the digital audiences of more than 300 small or medium sized grocery retailers, as of April 8, 2024. If any of our third-party technology partners terminate or reduce their relationships with us or suspend, limit, or cease their operations or otherwise, we will not be able reach certain retailers and our business, financial condition, results of operations, and prospects will suffer.
Our business, financial condition, results of operations, and prospects will be adversely affected if we do not renew, maintain and expand our relationships with our third-party technology partners. Our ability to deliver offers at-scale is dependent on adding new third-party technology partners and maintaining our existing third-party technology partners. Our contract negotiation process with such third-party technology partners can be lengthy, which can contribute to variability in our revenue generation. As a result, it is difficult to predict our ability to form new partnerships with third-party technology partners and our revenue could be lower than expected, which would have an adverse effect on our business, financial condition, results of operations, and prospects.
Third-party technology partners may also ask to modify their agreement terms in a cost-prohibitive or strategically detrimental manner when their agreements are up for renewal. Our inability to maintain our relationships with our third-party technology partners on terms consistent with, or better than, those already in place and that are otherwise favorable to us could increase competitive pressure and/or offering pricing, and otherwise adversely affect our business, financial condition, results of operations, and prospects.
We expect a number of factors to cause our results of operations to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.
Our results of operations have historically varied from period to period, and we expect that our results of operations will continue to vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside of our control. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. In addition to other risk factors described elsewhere in this “Risk Factors” section, factors that may contribute to the variability of our quarterly and annual results include:
•our ability to attract and retain publishers, CPG brands, and retailers that use our network and convert their activity into sales;
•the mix of our redemptions among our publishers;
•the mix of redemptions as between different CPG brands, which have different fee arrangements;
•our ability to accurately forecast revenue and appropriately plan expenses;
•our ability to respond favorably to existing or new competitors in our market;
•increases in publisher concentration;
•our ability to expand into new CPG brand verticals and new third-party publisher verticals;
•increases in marketing, sales, and other operating expenses including those that are incurred to acquire and retain new publishers, CPG brands, consumers, and retailers;
•the percent of our fee that we share with our publishers;
•the impact of worldwide economic conditions, including inflation, rising interest rates, supply chain disruptions, geopolitical events, such as the conflict involving Russia and Ukraine and Hamas and Israel, and the resulting effect on consumer spending and consumer confidence;
•the impact of inflation on redemption revenue;
•the quality and quantity of offers available;
•fluctuations in transaction costs associated with processing consumer cash outs;
•evolving fee arrangements with publishers and CPG brands;
•the seasonality of our business;
•our ability to maintain an adequate rate of growth and effectively manage that growth;
•our ability to maintain and increase traffic to our network;
•the effects of changes in search engine placement and prominence;
•our ability to keep pace with technology changes in our industry, and related privacy regulations;
•the effects of negative publicity on our business, reputation, or brand;
•our ability to protect, maintain, and enforce our intellectual property rights;
•legal expenses including costs associated with defending claims, including intellectual property infringement claims, and related judgments or settlements;
•changes in governmental or other regulations affecting our business;
•interruptions in service including any cybersecurity breaches and any related impact on our business, reputation, or brand;
•our ability to attract and engage qualified employees and key personnel;

•our ability to choose and effectively manage third-party service providers;
•the effects of natural or man-made catastrophic events;
•the impact of a pandemic or an outbreak of disease or similar public health concern, such as the COVID-19 pandemic, or fear of such an event;
•our ability to collect amounts owed to us;
•the timing of the recognition of our deferred revenue;
•the timing of strategic investments and expenditures;
•fluctuations in operating expenses, including cost of revenue, as we seek to improve efficiencies, comply with changing regulatory requirements, and expand our business, offerings, and technologies;
•changes to financial accounting standards and the interpretation of those standards, which may affect the way we recognize and report our financial results;
•the effectiveness of our internal controls over financial reporting; and
•changes in our tax rates or exposure to additional tax liabilities.
The variability and unpredictability of our results of operations could result in our failure to meet the expectations of investors or analysts that cover us, with respect to revenue or other results of operations for a particular period. If we fail to meet or fail to exceed such expectations, the market price of our Class A common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.
Macroeconomic conditions, including slower growth or a recession and supply chain disruptions, have previously and could continue to adversely affect our business, financial condition, results of operations, and prospects.
Our business and results of operations are subject to global economic conditions. Our revenue depends on the ability of consumers to buy products that are featured on the IPN. Deteriorating macroeconomic conditions, including slower growth or a recession, inflation, bank failures, supply chain disruption, increases in interest rates, increases to fuel and other energy costs or vehicle costs, geopolitical events, including the potential for new or unforeseen conflicts such as the impact of the Russia and Ukraine conflict and Hamas and Israel conflict, changes in the labor market, downturns which could result in store closures or publisher or retail failures or decreases in consumer spending power or confidence, have in the past and could in the future result in a decline in client spending which would adversely affect the number of offer redemptions.
Supply chain disruptions may adversely affect the willingness of our clients to continue promoting their products through the IPN. For example, in the first half of 2022, our D2C redemptions per redeemer were negatively impacted due to supply chain constraints which made it difficult for our clients to keep their product on shelves and decreased promotions on products purchased with high frequency. Clients experienced decreased inventory levels, increased shipment delays, increased freight costs, and elevated levels of demand, leading to decreased demand for our platform and decreased revenues as well as decreased earning opportunities.
A recession or market correction could also decrease marketing spend, particularly in media, adversely affecting the demand for our solutions, our business, and the value of our Class A common stock. Small businesses that do not have substantial resources, like some of our partners on our network, tend to be more adversely affected by poor economic conditions than larger businesses. An increase in our clients’ operating costs, or other deterioration in the financial condition of our partners, whether due to macroeconomic conditions (such as inflation) or otherwise, could cause our clients to reduce discount offerings or seek to renegotiate contract terms, which may impact our fee agreements with them. If such partners on our network were to cease operations, temporarily or permanently, or face financial distress or other business disruption, we may not be able to provide consumers with a sufficient selection of CPG brands and retailers, and they may be less likely to use our network.
In addition, uncertainty and volatility in the banking and financial services sectors, inflation and higher interest rates, supply chain disruptions, increased labor and benefits costs, and increased insurance costs have, and may continue to, put pressure on economic conditions, which has led, and could lead, to greater operating expenses. Certain of our longer-term strategic initiatives may also be deferred or not have the intended effects in the event of an economic recession, which we may not be able to predict.
The extent of the impact of these factors on our operational and financial performance, including our ability to execute our business strategies and initiatives in the expected time frame, will depend on future developments, the impact on our clients, partners, and employees, all of which continue to evolve and are unpredictable. Accordingly, current results and financial condition discussed herein may not be indicative of future operating results and trends.
Competition presents an ongoing threat to the success of our business.
We operate in a highly competitive environment. The digital promotions market is rapidly evolving and our continued success will depend on our ability to successfully adjust our strategy to meet the changing market dynamics. If we are not able to continue to innovate and further develop our platform to respond to changes in the digital promotions market, our business could be adversely affected and our competition may develop offerings that are more competitive than ours.
As we seek investments by CPG brands and retailers, we compete with large social media and search-oriented platforms, as well as programmatic media networks that sell ads on a cost-per-click or cost-per-impression basis. Following Amazon’s lead, other large retailers are now offering CPG brands the opportunity to buy media, usually in the form of sponsored search results or display ads, on their own platforms. These retailers offer more sophisticated media targeting and attribution capabilities because they can leverage their own purchase data in ways the social media and search platforms cannot.
CPG brands and retailers also have multiple different promotional tools at their disposal. We compete with companies that distribute paper coupons and free-standing inserts (FSIs) as well as digital coupons through grocery retail websites in a white-label fashion. We also compete with other mobile apps that offer digital promotions.
For consumers, there are many other rewards programs that provide cash back, including credit cards, individual retailer loyalty programs, and online shopping sites that aggregate retailer offers. We aim to differentiate ourselves by offering an at-scale solution that hosts a wider range of rewards content, allows for a higher degree of targeting and measurement, operates on a fee-per-sale basis, works offline and online, and drives sales across multiple publishers, and retailers. However, our ability to maintain and improve our competitive advantage depends upon many factors both within and beyond our control, including the following:
•scale and quality of the publishers, CPG brands, and retailers in the IPN;
•ability to attract consumers to our network;
•platform security, usability, scalability, reliability, and availability;
•ability to integrate with publishers and retailers in a timely manner;
•ongoing and uninterrupted access to item-level consumer data with the necessary usage rights required to power our solution;

•measurement that demonstrates the effectiveness of our network;
•brand recognition and reputation; and
•ability to recruit, retain, and train employees.
Some of our competitors have longer operating histories, greater financial, marketing and other resources, and larger customer bases than we do. In addition, our competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies, which may allow them to build larger customer and/or merchant bases or generate revenue from their customer bases more effectively than we do.
Our business, financial condition, results of operations, and prospects will suffer if we do not renew, maintain and expand our relationships with retailers.
As of December 31, 2023, we had 85 integrated retailers. Our integrated retailers provide us with item-level data that is integral to our platform because such data helps facilitate a simpler redemption of offers on Ibotta D2C properties. We also allow thousands of online retailers to advertise and present consumers with their own cash back offers on Ibotta’s D2C properties. Our ability to renew, maintain, and expand our relationships with retailers is dependent on, among other factors, our ability to increase the number of redeemers that use our network, and any failure to do so will negatively affect our business. If our retailers terminate their relationships with us or suspend, limit or cease their operations or otherwise, our business, financial condition, results of operations, and prospects will suffer.
Retailers may also ask to modify their agreement terms in a cost-prohibitive or strategically detrimental manner when their agreements are up for renewal. Our inability to maintain our relationships with our clients on terms consistent with or better than those already in place and that are otherwise favorable to us could increase competitive pressure and/or offering pricing, and otherwise adversely affect our business, financial condition, results of operations, and prospects.
Retailer consolidation may also result in a decrease in or cessation of engagement with Ibotta, or result in Ibotta receiving less favorable contract terms with the consolidated entity. Retailers could also experience downturns or fail, including due to macroeconomic pressures, and cease using Ibotta altogether for many reasons.
If we fail to effectively manage our growth, our business, financial condition, results of operations, and prospects could be adversely affected.
We have experienced growth in our business and we anticipate continuing to experience growth in the future. For example, the number of our full-time employees has increased from 530 as of December 31, 2020 to 815 as of December 31, 2023. This growth has placed, and may continue to place, significant demands on our management and our operational and financial infrastructure. Our ability to manage our growth effectively and to integrate new employees, technologies, and acquisitions into our existing business will require us to continue to expand our operational and financial infrastructure and to continue to retain, attract, train, motivate, and manage employees. Continued growth could strain our ability to develop and improve our operational, financial and management controls; enhance our reporting systems and procedures; recruit, train, and retain highly skilled personnel; and maintain user satisfaction. Additionally, if we do not effectively manage the growth of our business and operations, the quality of our solutions could suffer, which could negatively affect our reputation and brand, business, financial condition, results of operations, and prospects.
We have a limited operating history and operate in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.
We incorporated in 2011, and we have since frequently expanded our solutions. This limited operating history at our current scale and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter. These risks and challenges include our ability to:
•accurately forecast our revenue and plan our operating expenses;
•increase and retain the number of publishers, CPG brands, retailers, and consumers;
•successfully compete with current and future competitors;
•successfully expand our business in existing markets and enter new markets and geographies;
•anticipate and respond to macroeconomic changes and changes in the markets in which we operate;
•plan for and manage capital expenditures;
•comply with existing and new laws and regulations applicable to our business;
•maintain and enhance the value of our reputation and brand;
•adapt to rapidly evolving trends in the ways publishers, CPG brands, retailers, and consumers interact with technology;
•avoid interruptions or disruptions in our service;
•develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage, as well as the deployment of new features and solutions;
•hire, integrate, and retain talented technology, sales, customer service, and other personnel;
•effectively manage rapid growth in our personnel and operations; and
•effectively manage our costs.
If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business, financial condition, results of operations, and prospects could be adversely affected.
Any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer history operating our business at its current scale, scope, and complexity, operated in a more predictable market or regulatory environment, or had more certainty regarding levels of demand for our products and offerings. We have limited experience operating our business at its current scale, including the distribution of our offers to third-party publishers. For example, in September of 2023, Walmart made its program available to all Walmart customers with a Walmart.com account, while Dollar General joined the IPN in 2022 and began hosting Ibotta’s cash back offers in 2023.
Our limited history and experience operating our current business may also negatively impact our ability to plan strategic investments and initiatives to further expand our business and offerings, including to support our publishers, CPG brands, retailers, and consumers, certain of which may require significant capital expenditures and future operating expenses that may be difficult to forecast. In addition, existing and future operational and strategic initiatives may have lengthy return on investment time horizons, such as certain investments in our platform. As a result, we will not be able to adequately assess the benefits of such initiatives until we have made substantial investments of time and capital, resulting in high opportunity costs. We are also devoting significant resources to bolster our capacity and information technology infrastructure, financial and accounting systems and controls, sales and marketing and engineering capabilities, and operations and support infrastructure, as well as to retain, manage, and train employees in geographically dispersed locations to service new and existing customers. We may not successfully accomplish any of these objectives in a timely manner or at all.

Further, because we operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition, results of operations, and prospects could be adversely affected.
Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, or if we receive unfavorable media coverage, our ability to retain and expand our number of publishers, CPG brands, retailers, and consumers will be impaired, and our business and operating results will be negatively affected.
We believe that the brand identity that we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing our brand is important to expanding our base of publishers, CPG brands, retailers, and consumers. Maintaining and enhancing our brand may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain our brand or if we incur excessive expenses in this effort, our business would be negatively affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive.
Unfavorable publicity or consumer perception of our website, mobile app, platform, practices, or the offerings of our publishers, CPG brands, and retailers could adversely affect our reputation, resulting in difficulties in recruiting, decreased revenues, and a negative impact on the number of publishers, CPG brands, and retailers in the IPN, and the loyalty of our consumers. As a result, our business could be negatively affected.
Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, our sales and revenue are difficult to predict and may vary substantially from period to period, which may cause our results of operations to fluctuate significantly.
Our sales cycle can be long, and we may make investments and incur significant expenses before an agreement or renewal with CPG brands or retailers are reached, if at all, and before we are able to generate any revenue from such agreement or renewal. There are no guarantees that we will be able to recoup such investments and expenses, which would have an adverse effect on our business, financial condition, results of operations, and prospects.
In addition, the length of time that CPG brands or retailers devote to their evaluation, contract negotiation, and budgeting processes varies significantly. In particular, our contract negotiation process with publishers can be lengthy. Our sales cycles can be lengthy in certain cases, especially with respect to our prospective large end publishers or customers. During the sales cycle, we expend significant time and money on sales and marketing activities, which lower our operating margins, particularly if no sale occurs. Even if we expand our relationship with publishers, CPG brands, and retailers, there are many factors affecting the timing of our recognition of revenue, which makes our revenue difficult to forecast. In addition, due to macroeconomic uncertainties, the sales cycle may be extended, and there may be delays and reductions of expenditures and cancellations by clients. There are many other factors that contribute to variability of our revenue recognition, including budgetary constraints and changes in their personnel. As a result, it is difficult to predict whether a sale will be completed, the particular period in which a sale will be completed, or the period in which revenue from a sale will be recognized. If our sales cycles lengthen, our revenue could be lower than expected, which would have an adverse effect on our business, financial condition, results of operations, and prospects.

Our business is typically affected by seasonality, which results in fluctuations in our operating results.
Historically, we have been affected by seasonality, with our business historically having higher revenues in the fourth quarter of each fiscal year, mirroring that of consumer retail and e-commerce markets, where demand increases during the fourth quarter holiday season and decreases in the first quarter. For example, the fourth quarter represented 31% of total revenue for both of the fiscal years ending 2022 and 2023. We typically see high redemption volume in the second half of the year where a larger number of offers being redeemed have lower redemption revenue per redemption. However, there can be no assurances such seasonal trends will consistently repeat each year. Also, the mix of product sales may vary considerably from time to time. As a result of quarterly fluctuations caused by these and other factors, comparisons of our operating results across different fiscal quarters may not be accurate indicators of our future performance and we may not be able to accurately predict our quarterly sales. Accordingly, our results of operations are likely to fluctuate significantly from period to period.
Internet search engines drive traffic to our network, and our new consumer growth could decline. Our business, financial condition, results of operations, and prospects would be adversely affected if we fail to appear prominently in search results.
Our success depends in part on our ability to attract consumers through unpaid internet search results on search engines like Google, Yahoo!, and Bing. The number of consumers we attract to our network from search engines is due in large part to how and where our website ranks in unpaid search results. These rankings can be affected by a number of factors, many of which are not under our direct control and may change frequently. For example, a search engine may change its ranking algorithms, methodologies, or design layouts. As a result, links to our website may not be prominent enough to drive traffic to our website, and we may not know how or otherwise be in a position to influence the results. In some instances, search engine companies may change these rankings in a way that promotes their own competing products or services or the products or services of one or more of our competitors. Search engines may also adopt a more aggressive auction-pricing system for keywords that would cause us to incur higher advertising costs or reduce our market visibility to prospective consumers. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of consumers directed to our network could adversely affect our business, financial condition, results of operations, and prospects.
We rely on mobile operating systems and app marketplaces to make our app available to consumers, and if we do not effectively operate with or receive favorable placements within such app marketplaces and maintain reviews from consumers, our usage or brand recognition could decline and our business, financial results, and results of operations could be adversely affected.
We depend in part on mobile operating systems, such as Android and iOS, as well as Google, and their respective app marketplaces to make our app and browser extension available to consumers on our network. Any changes in such systems and app marketplaces that degrade the presentation or functionality of our app and/or browser extension or give preferential treatment to our competitors’ apps or browser extensions could adversely affect our platform’s usage on mobile and desktop devices. If such mobile operating systems or app marketplaces limit or prohibit us from making our app or browser extension available to consumers, make changes that degrade the functionality of our app or browser extension, increase the cost of using our products and offerings, impose terms of use unsatisfactory to us or modify their search or ratings algorithms in ways that are detrimental to us, or if our competitors’ placement in such app marketplace is more prominent than the placement of our app or browser extension, overall growth of consumers could slow. Our app and browser extension have experienced fluctuations in the number of downloads in the past, and we anticipate similar fluctuations in the future. Additionally, we are subject to requirements imposed by app marketplaces such as those operated by Apple and Google, who may change their technical requirements or policies in a manner that adversely impacts the way in which we collect, use, and share data from users. For example, Apple requires mobile apps using its iOS mobile operating system to obtain a user’s permission to track them or access their device’s advertising identifier for certain purposes. The long-term impact of these and any other changes remains uncertain. If we do not comply with applicable requirements imposed by app marketplaces, we could lose access to the app marketplaces and users, and our business would be harmed. Any of the foregoing risks could adversely affect our business, financial condition, results of operations, and prospects.
As new mobile devices and mobile platforms are released, there is no guarantee that certain mobile devices will continue to support our platform or effectively roll out updates to our apps. Additionally, in order to deliver high-quality apps, we need to ensure that our solutions are designed to work effectively with a range of mobile technologies, systems, networks, and standards. If consumers in our network encounter any difficulty accessing or using our apps on their mobile devices or if we are unable to adapt to changes in popular mobile operating systems, our business, financial condition, results of operations, and prospects could be adversely affected.
Restrictions imposed by our outstanding indebtedness and any future indebtedness may limit our ability to operate our business and to finance our future operations or capital needs or to engage in acquisitions or other business activities necessary to achieve growth.
We have a senior secured revolving loan facility in place with Silicon Valley Bank, a division of First-Citizens Bank and Trust Company (successor by purchase to the Federal Deposit Insurance Corporation as receiver for Silicon Valley Bridge Bank, N.A. (as successor to Silicon Valley Bank)). Our revolving loan facility includes a number of covenants that limit our ability to, among other things, incur additional indebtedness, incur liens on our assets, engage in consolidations, amalgamations, mergers, liquidations, dissolutions or dispositions, sell or otherwise dispose of our assets, pay dividends or distributions on, or make repurchases or redemptions of, our capital stock, acquire other businesses (by way of asset purchase, stock purchase, or otherwise), or make loans, capital contributions, or other investments. The revolving loan facility also includes a springing financial covenant that would require us to maintain a minimum liquidity ratio of 1.50x, depending on our average liquidity position. The terms of our revolving loan facility may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs or take advantage of financing opportunities, mergers, acquisitions, investments, and other corporate opportunities that may be beneficial to our business. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies which are not subject to such restrictions.
We cannot guarantee that we will be able to maintain compliance with the covenants in our revolving loan facility or, if we fail to do so, that we will be able to obtain waivers from the lender and/or amend the covenants. A failure by us to comply with the covenants specified in our revolving loan facility would, absent cure or waiver, result in an event of default under the agreement, which would give the lender the right to declare all outstanding obligations, including accrued and unpaid interest and fees, immediately due and payable. If our obligations under our revolving loan facility were to be accelerated, we may not have sufficient cash or be able to borrow sufficient funds to refinance the obligations or sell sufficient assets to repay the obligations, which could adversely affect our business, financial condition, results of operations, and prospects. Even if we were able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us. Any event of default could also result in an increase in the interest rates applicable to our revolving loan facility, and may result in the acceleration of or default under any other indebtedness we may incur in the future to which a cross-acceleration or cross-default provision applies. In addition, we have granted a security interest of substantially all our assets to secure our obligations under our revolving loan facility. During the existence of an event of default under our revolving loan facility, the lender could exercise its rights and remedies thereunder, including by way of initiating foreclosure proceedings against any of our assets constituting collateral for our obligations.

The loss of Bryan Leach, our Founder, Chief Executive Officer, President, and Chairman of our board of directors; or one or more of our senior management team or key personnel; or our failure to attract new or replacement members of our senior management team or other key personnel in the future, could significantly harm our business.
We depend on the continued services and performance of our Founder, Chief Executive Officer, President, and Chairman of our board of directors, Bryan Leach; members of our senior management team; and other key personnel. Mr. Leach has been responsible for setting our strategic vision, and should he stop working for us for any reason, it is unlikely that we would be able to immediately find a suitable replacement. We do not maintain key man life insurance for Mr. Leach and do not believe any amount of key man insurance would allow us to recover from the harm to our business if Mr. Leach were to leave the Company for any reason. Similarly, members of our senior management team and key employees are highly sought after, and others may attempt to encourage these executives to leave the Company. The loss of one or more of the members of the senior management team or other key personnel for any reason could disrupt our operations, create uncertainty among investors, adversely impact employee retention and morale, and significantly harm our business.
An inability to attract and retain highly qualified employees, including as a result of restrictive changes to immigration laws or the varying application of immigration laws, may hamper our growth and cause our revenues to decline, adversely affecting our business.
To execute our growth plan, we anticipate hiring additional employees over the next few years. In addition, we need to retain our highly qualified employees. Competition for these recruits and employees is intense from other internet and high growth publicly-traded and private companies, especially with respect to engineers with high levels of experience in our industry. Further, in order to continue to grow our business, it is important that we continue to grow our sales force.
We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with the appropriate level of qualifications. Many of the companies with which we compete for qualified employees have greater resources than we have and may offer compensation packages that are perceived to be better than ours. For example, we often offer equity awards to our job candidates and existing employees as part of their overall compensation package. If the perceived value of our equity awards declines, including as a result of volatility or declines in the market price of our Class A common stock or changes in perception about our future prospects (including as valuations of companies comparable to us decline due to overall market trends, inflation and related market effects or otherwise), it may adversely affect our ability to recruit and retain highly qualified employees. Additionally, changes in our compensation structure may be negatively received by employees and result in attrition or cause difficulty in the recruiting process. Further, inflationary pressure may result in employee attrition to the extent our compensation does not keep up with inflation. Finally, we are committed to a hybrid workforce which prioritizes hiring employees in Denver. This could slow hiring if we are unable to attract talent in the Denver market. If we fail to attract new employees or fail to retain and motivate our current employees, our business and future growth prospects could be adversely affected.
Changes in immigration laws or varying applications of immigration laws to limit the availability of certain work visas or increase visa fees in the United States may impact our ability to hire the engineering and other talent that we need to continue to enhance our platform, which could have an adverse impact on our business, financial condition, results of operations, and prospects. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or renewing work visas for our technology professionals.
Failure to deal effectively with fraudulent or other improper transactions could harm our business.
It is possible that third parties may commit fraudulent activities such as improperly claiming referral rewards, account takeover attacks, or submitting counterfeit receipts to improperly offer stack and/or claim rewards or discounts. While we use anti-fraud systems, it is possible that individuals will circumvent them using increasingly sophisticated methods or methods that our anti-fraud systems are not able to counteract. Further, we may not detect any of these unauthorized activities in a timely manner. The legal measures we take or attempt to take against third parties who succeed in circumventing our anti-fraud systems may be costly and may not be ultimately successful. While we have taken measures to detect and reduce the risk of fraud, these measures need to be continually improved and may not be effective against new and continually evolving forms of fraud or in connection with new offerings. If these measures do not succeed, our business will be negatively impacted.
We may incur losses if we are required to reimburse CPG brands and retailers for any funds stolen or revenues lost as a result of such incidents. Our CPG brands and retailers could also request reimbursement, or stop using our solutions, if they are affected by buyer fraud or other types of fraud. Furthermore, such instances of fraud may damage our reputation and affect our ability to attract new publishers, CPG brands, retailers, and consumers to our D2C properties and may undermine confidence in the IPN, which could cause our business to suffer.
We rely in part on licensed money transmitters to enable consumers to cash out their earned rewards from our D2C properties, and the failure to manage our relationships with such third parties could impact our platform and adversely affect our business.
We rely in part on licensed money transmitters to enable consumers to cash out their earned rewards from our D2C properties. If any of our licensed money transmitters terminate their relationship with us or refuse to renew their agreements with us on commercially reasonable terms, we would need to find alternative licensed money transmitters to support our platform, and may not be able to secure similar terms or replace such licensed money transmitters in an acceptable time frame. Any of these risks could result in significant legal, financial, and reputational costs to our business.
We rely primarily on third-party insurance policies to insure our operations-related risks. If our insurance coverage is insufficient for the needs of our business or our insurance providers are unable to meet their obligations, we may not be able to mitigate the risks facing our business, which could adversely affect our business, financial condition, results of operations, and prospects.
We procure third-party insurance policies to cover various operations-related risks including employment practices liability, workers’ compensation, business interruptions, errors and omissions, cybersecurity and data breaches, crime, directors’ and officers’ liability, and general business liabilities. For certain types of operations-related risks or future risks related to our new and evolving offerings, we are not able to, or may not be able to, acquire insurance. In addition, we may not obtain enough insurance to adequately mitigate such operations-related risks or risks related to our new and evolving offerings, and we may have to pay high premiums, co-insurance, self-insured retentions, or deductibles for the coverage we do obtain. We rely on a limited number of insurance providers, and should such providers discontinue or increase the cost of coverage, we cannot guarantee that we would be able to secure replacement coverage on reasonable terms or at all. If our insurance carriers change the terms of our policies in a manner not favorable to us, our insurance costs could increase. Further, if the insurance coverage we maintain is not adequate to cover losses that occur, or if we are required to purchase additional insurance for other aspects of our business, we could be liable for significant additional costs. Additionally, if any of our insurance providers becomes insolvent, it would be unable to pay any operations-related claims that we make.
If the amount of one or more operations-related claims were to exceed our applicable aggregate coverage limits, we would bear the excess, in addition to amounts already incurred in connection with deductibles, self- insured retentions, co-insurance, or otherwise paid by our insurance policy. Insurance providers have raised premiums and deductibles for many businesses and may do so in the future. As a result, our insurance costs and claims expense could increase, or we may decide to raise our deductibles or self-insured retentions when our policies are renewed or replaced. Our business, financial condition, results of operations, and prospects could be adversely affected if the cost per claim, premiums, the severity of claims, or the number of claims significantly exceeds our historical experience and coverage limits; we experience a claim in excess of our coverage limits; our insurance providers fail to pay on our insurance claims; we experience a claim for which coverage is not provided; or the severity or number of claims under our deductibles or self-insured retentions differs from historical averages.
We are also subject to certain contractual requirements to obtain insurance. For example, some of our agreements with retailers require that we procure certain types of insurance, and if we are unable to obtain and maintain such insurance, we may be in violation of the terms of these retailer agreements. In addition, we are subject to local laws, rules, and regulations relating to insurance coverage which could result in proceedings or actions against us by governmental entities or others. Any failure, or perceived failure, by us to comply with existing or future local laws, rules and regulations, or contractual obligations relating to insurance coverage could result in proceedings or actions against us by governmental entities or others. Additionally, anticipated or future local laws, rules, and regulations relating to insurance coverage, could require additional fees and costs. Compliance with these rules and any related lawsuits, proceedings, or actions may subject us to significant penalties and negative publicity, require us to increase our insurance coverage, require us to amend our insurance policy disclosure, increase our costs, and disrupt our business.
If we cannot maintain our company culture as we grow, our business and competitive position may be harmed.
We believe our culture fosters an inclusive environment that welcomes diverse experience, backgrounds, lifestyles, and perspectives, and is a key contributor to our success to date. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our corporate objectives. As we grow and develop the infrastructure of a public company, we may find it difficult to maintain these important aspects of our culture. In addition, with many of our employees working remotely, we may find it harder in certain respects to maintain our company culture. Remote work may negatively impact employee morale, productivity, and culture, and may also harm collaboration and innovation. We also have a policy of hiring new employees in Denver, whenever possible, and of requiring these new employees to come into the office a certain number of days per week. This policy may make it hard for us to identify the talent we need to grow our business. If we are not able to maintain our culture, we could lose the innovation, passion, and dedication of our team and as a result, our business, financial condition, results of operations, and prospects could be adversely affected.
Even if this offering is successful, operating and growing our business may require additional capital, and if capital is not available to us, our business, financial condition, results of operations, and prospects, may suffer.
Operating and growing our business is expected to require further investments in our technology and operations. We may be presented with opportunities that we want to pursue, and unforeseen challenges may present themselves, any of which could cause us to require additional capital. If our cash needs exceed our expectations or we continue to experience rapid growth, we could experience strain in our cash flow, which could adversely affect our operations in the event we are unable to obtain other sources of liquidity. If, in the future, we aim to rely on funds raised through equity or debt financing, those funds may prove to be unavailable, may only be available on terms that are not acceptable to us or may result in significant dilution to you or higher levels of leverage, which will expose our business to additional risks. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances could be significantly limited, and our business, financial condition, results of operations, and prospects could be materially and adversely affected.

Acquisitions and strategic alliances could distract management and expose us to financial, execution, and operational risks that could materially and adversely affect our business, financial condition, results of operations, and prospects.
We have in the past, and may in the future, acquire or make investments in complementary or what we view as strategic businesses, technologies, services, or products. For example, in 2021, we acquired Instok LLC (d/b/a/ Octoshop), an all-in-one shopping browser extension, which required management to focus efforts on integrating this acquisition with us. The risks associated with acquisitions include, without limitation, difficulty assimilating and integrating the acquired company’s personnel, operations, technology, services, products and software, the inability to retain key team members, the disruption of our ongoing business and increases in our expenses, and the diversion of management’s attention from core business concerns. Through acquisitions, we may enter into business lines in which we have not previously operated, which could expose us to new risks, additional licensing requirements and regulatory oversight and require additional integration and attention of management.
Any businesses and assets we might acquire might not perform at levels we expect and we may not be able to achieve the anticipated synergies, if any. We may find that we overpaid for the acquired business or assets, or that the economic conditions underlying our acquisition decision have changed. It may also take time to fully integrate newly acquired businesses and assets into our business, during which time our business could suffer from inefficiency. Furthermore, we may incur indebtedness to pay for acquisitions, thereby increasing our leverage and diminishing our liquidity.
The effects of health epidemics, including COVID-19, have had, and may in the future have, an adverse impact on our business, operations, and the markets and communities in which we and our partners operate.
Our business and operations have had, and may in the future be, adversely affected by health epidemics, including COVID-19, impacting the markets and communities in which we and our partners operate. For example, the COVID-19 pandemic negatively impacted both consumer spending and marketers’ ability to spend advertising budgets on our solution. Quarantine orders, business closures, work stoppages, slowdowns and delays, work from home policies, travel restrictions, and cancellations of events negatively impacted productivity and disrupted our operations and those of our partners. The COVID-19 pandemic negatively impacted both consumer discretionary spending and marketers’ ability to spend advertising budgets on our solution. This had an adverse impact on our revenue, results of operations, and cash flows primarily in the second quarter of the year ended December 31, 2020.
We will continue to monitor the COVID-19 situation closely. The ultimate impact of COVID-19 or a similar health epidemic is highly uncertain and subject to change. We do not know the full extent of COVID-19 on our business, operations or the global economy as a whole. COVID-19 and the various responses to it, may also have the effect of heightening many of the other risks discussed in this “Risk Factors” section.
Our collection cycles can vary and we may experience difficulty collecting accounts receivable that could adversely affect our business, financial condition, results of operations, and prospects.
Our collection cycles can vary based on payment practices from our clients, and we are required to pay our third-party publishers within a contractual timeframe, regardless of whether we have collected payment from our clients. As a result, timing of cash receipts related to accounts receivable and due to third-party publishers can significantly impact our cash provided by (used in) operating activities for any period.
In addition, we have in the past, and may in the future, encounter difficulty collecting our accounts receivable and could be exposed to risks associated with uncollectible accounts receivables, particularly since some of our customers are emerging brands. Also, our larger clients generally have longer payment terms which impact the timing of our collections. Economic conditions may impact some of our customers’ ability to pay their accounts payable. While we will attempt to monitor our accounts receivable carefully and try to take appropriate measures to collect accounts receivable balances, we have written down accounts receivable and written off doubtful accounts in prior periods and may be unable to avoid accounts receivable write-downs or write-offs of doubtful accounts in the future. Such write-downs or write-offs could negatively affect our operating results for the period in which they occur. Should more customers than we anticipate experience liquidity issues or if payment is not received on a timely basis or at all, our business, financial condition, results of operations, and prospects could be adversely affected.
We may become involved in litigation that may materially adversely affect us.
From time to time, we may become involved in legal proceedings relating to matters incidental to the ordinary course of our business, including patent, copyright, commercial, product liability, consumer protection, employment, class action, whistleblower and other litigation, in addition to governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability and/or require us to change our business practices. Because of the potential risks, expenses, and uncertainties of litigation, we may, from time to time, settle disputes, even where we have meritorious claims or defenses. Although we have insurance which may provide coverage for some kinds of claims we may face, that insurance may not cover some kinds of claims or types of relief and may not be adequate in a particular case. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business, financial condition, results of operations, and prospects.
Rising interest rates may adversely impact our business.
On November 3, 2021, we executed the Third Amended and Restated Loan and Security Agreement with Silicon Valley Bank, now a division of First-Citizens Bank & Trust Company, which consists of a $50.0 million revolving line of credit with a maturity date of November 3, 2025 (as amended, the 2021 Credit Facility). The 2021 Credit Facility bears interest at a floating annual rate equal to the greater of (i) an applicable floor rate that ranges from 2.25% to 3.0% based on our average liquidity position as defined in the 2021 Credit Facility and (ii) the prime rate less a margin that ranges from 0.25% to 1.0% based on our average liquidity position as defined in the 2021 Credit Facility.
The U.S. Federal Reserve has significantly raised, and may continue to raise, its benchmark interest rates. An increase in the federal benchmark rate has resulted in an increase in market interest rates. Although we do not have any outstanding borrowings under the 2021 Credit Facility or under any other debt agreement (other than convertible notes that will automatically be converted into common stock upon the completion of this offering), because our interest rate is tied to market rates, if we incur debt in the future, including under the 2021 Credit Facility, rising interest rates could increase our borrowing costs on any future borrowings. In addition, operating and growing our business may require additional capital, which could include equity or debt financing. Rising interest rates could negatively impact our ability to obtain such financing on commercially reasonable terms or at all. Further, to the extent we are required to obtain financing at higher borrowing costs to support our operations, we may be unable to offset such costs through price increases to our clients, other cost control measures, or other means. Any attempts to offset cost increases with price increases may result in reduced sales, increased client dissatisfaction, or otherwise harm our reputation.
Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses, including unauthorized use or disclosure of consumer data.
Our agreements with publishers, CPG brands, retailers, and other third-parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement or other liabilities relating to or arising from our solutions or other contractual obligations including those relating to data use and consumer consent. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments, individually or in the aggregate across third-parties, could harm our business.
Although we do not currently have any plans to expand our operations outside of the United States, if we attempt to and fail to expand effectively in international markets, our revenues and our business may be negatively affected.
We currently generate all of our revenues from the United States and we do not currently have any plans to expand our operations outside of the United States. Many publishers, CPG brands, and retailers on our platform have global operations, and we may in the future grow our operations and solutions through expansion in international markets and by partnering with our publishers, CPG brands, and retailers to enter new geographies that are important to them. Expansion into international markets will require management attention and resources, and we have limited experience entering new geographic markets. Expansion into international markets will also require us to form partnerships with new publishers, retailers and CPG brands and effectively compete with any competitors in new geographic markets. Entering new foreign markets will require us to localize our solutions to conform to a wide variety of local cultures, business practices, laws, and policies. The different commercial and internet infrastructure in other countries may make it more difficult for us to replicate our business model. In some countries, we will compete with local companies that understand the local market better than we do, and we may not benefit from first-to-market advantages. We may not be successful in expanding into particular international markets or in generating revenues from foreign operations.
Risks Related to our Platform
We are making substantial investments in our technologies, and if we do not continue to innovate and further develop our platform, our platform developments do not perform, or we are not able to keep pace with technological developments, we may not remain competitive, and our business and results of operations could suffer.
We have made substantial investments in our technologies to capitalize on new and unproven business opportunities. Our future performance is dependent on continued investments in technology and our ability to innovate, reduce friction, and introduce compelling new product features for each participant in our network. We intend to make continued investments in these areas through hiring and ongoing technology transformation. We plan to further invest in AI-powered capabilities and leverage our unique data set to further improve the client, publisher, and consumer experience. If competitors introduce new offerings embodying new technologies, or if new industry standards and practices emerge, our existing technology, solutions, website, browser extension, and mobile apps may become obsolete. Our future success could depend on our ability to respond to technological advances and emerging industry standards and practices in a cost-effective and timely manner. These initiatives also have a high degree of risk, as they involve unproven business strategies and technologies with which we have limited development or operating experience. Further, our development efforts with respect to new technologies could distract management from current operations and divert capital and other resources from other initiatives.
We have scaled our business rapidly, and significant new platform features and solutions have in the past resulted in, and in the future may continue to result in, operational challenges affecting our business. Developing and launching enhancements to our platform and new solutions on our platform may involve significant technical risks and upfront capital investments that may not generate return on investment. We may use new technologies ineffectively, or we may fail to adapt to emerging industry standards. If we face material delays in introducing new or enhanced platform features and solutions or if our recently introduced solutions do not perform in accordance with our expectations, the publishers, CPG brands, retailers, and consumers that use our platform may forego the use of our solutions in favor of those of our competitors.

If our security measures or information we collect and maintain are compromised or publicly exposed, publishers, CPG brands, retailers, and consumers may curtail or stop using our platform, and we could be subject to claims, penalties and fines.
We collect, receive, store, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, share, and otherwise process (Process or Processing) data about consumers, including personal information or personal data, as well as other confidential or proprietary information, for various purposes, including legal, marketing, and other business-related purposes.
While we and our third-party service providers have implemented security measures designed to protect against security breaches and incidents, like all businesses that use computer systems and the internet, our security measures, as well as those of companies we may acquire and our third-party service providers and partners, could fail or may be insufficient, resulting in interruptions or other disruptions to systems or the loss of, or unauthorized disclosure, modification, use, unavailability, destruction, or other Processing of our or our customers’ data or other data we or our service providers or partners maintain or otherwise Process. Any security breach or incident impacting our operational systems or physical facilities, those of our third-party partners, or the perception that one has occurred, could result in claims, demands, litigation, indemnity obligations, regulatory enforcement actions, investigations and other proceedings, fines, penalties, mitigation and remediation costs, disputes, reputational harm, diversion of management’s attention, and other liabilities and damage to our business. There also have been and may continue to be significant attacks on supply chains and on third-party service providers. Even though we do not control the security measures of third parties, we may be, or face assertions that we are, responsible for any breach of such third parties’ security measures or for any exploitable defects, vulnerabilities, or bugs in third-party components or services that we make use of or suffer reputational or other harm even where we do not have recourse against the third-party. In addition, any failure by our publishers, CPG brands, retailers, or other third-party partners to comply with applicable law or regulations could result in investigations, claims, proceedings, and litigation against us by governmental entities or others.
Cyberattacks, denial-of-service attacks, ransomware attacks, business email compromises, computer malware, viruses, social engineering (including phishing), and other malicious internet-based activity are prevalent in our industry and our customers and partners’ industries and continue to increase. In addition, we may experience attacks, unavailable or degraded systems, and unauthorized access to or disclosure or other Processing of data due to employee or other theft or misuse, denial-of-service attacks, sophisticated attacks by nation-state and nation-state supported actors, and advanced persistent threat intrusions. Despite our efforts to ensure the security, privacy, integrity, confidentiality, and availability of our information technology networks and systems, our information, and our information Processing measures, we may not be able to anticipate or to implement effective preventive and remedial measures against all data security and privacy threats. We cannot guarantee that the recovery systems, security protocols, network protection mechanisms, and other security measures that we have integrated into our systems, networks, and physical facilities, which are designed to protect against, detect, and minimize security breaches, will be adequate to prevent or detect security breaches or incidents, service interruptions, system failures, data loss or theft, or other material adverse consequences. No security solution, strategy, or measures can address all possible security threats or effectively deter or prevent all methods of penetrating a network or otherwise perpetrating a security breach or incident. The risk of unauthorized circumvention of our security measures or those of our third-party providers, clients, and partners has been heightened by advances in computer and software capabilities and the increasing sophistication of hackers who employ complex techniques, including without limitation, the theft or misuse of personal and financial information, counterfeiting, “phishing” or social engineering incidents, ransomware, extortion, publicly announcing security breaches, account takeover attacks, denial or degradation of service attacks, malware, fraudulent payment, and identity theft. The techniques used to sabotage, disrupt, or to obtain unauthorized access to our apps, systems, networks, or physical facilities in which data is stored or through which data is transmitted change frequently, and we may be unable to implement adequate preventative measures or stop security breaches and incidents while they are occurring, and may face difficulties or delays in identifying or otherwise responding to breaches or incidents. The recovery systems, security protocols, network protection mechanisms, and other security measures that we have integrated into our apps, systems, networks, and physical facilities, which are designed to protect against, detect, and minimize security breaches, may not be adequate to prevent or detect service interruption, system failure, or data loss. Our apps, systems, networks, and physical facilities could be breached or otherwise compromised, or personal data or information, confidential information, or other data misused or otherwise Processed in an unauthorized manner, due to employee error or malfeasance, if, for example, third-parties fraudulently induce our employees, redeemers, clients, publishers, or partners to disclose information or user names and/or passwords, or otherwise compromise the security of our networks, systems, and/or physical facilities. Third parties may also exploit vulnerabilities in, or obtain unauthorized access to, platforms, apps, systems, networks, and/or physical facilities used by our vendors. We have been and may in the future become the target of cyber-attacks by third parties seeking unauthorized access to our or our employees, redeemers, clients, publishers, or partners’ data or to disrupt our operations or ability to provide our solutions. Many of our employees work remotely, which may pose additional data security risks. We also have incorporated AI and machine learning (AIML) solutions and features into our platform, and may continue to incorporate additional AIML solutions and features into our platform in the future. The use of AIML solutions may result in security incidents and our use of AIML solutions and features may create additional cybersecurity risks or increase cybersecurity risks, including risks of security breaches and incidents. Further, AIML technologies may be used in connection with certain cybersecurity attacks, resulting in heightened risks of security breaches and incidents.
If we or our service providers or partners experience compromises to security that result in actual or perceived performance or availability problems, the shutdown of one or more of our platform, digital properties, or mobile apps or other solutions, or unauthorized access to or unauthorized use, disclosure, or other Processing of confidential information, personal information, or other data, publishers, CPG brands, retailers, and consumers may lose trust and confidence in us and decrease their use of our platform or stop using our platform entirely. Such compromises to personal or sensitive information or proprietary data could lead to claims, litigation or other adversarial actions by publishers, CPG brands, retailers, consumers, or others.
The time, expense and resources required to respond to an actual or perceived security breach or incident and/or to mitigate any security vulnerabilities that may be identified could be significant, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service, negative publicity, and other harm to our business and our competitive position. We could be required to implement additional security measures or to fundamentally change our business activities and practices in response to a security breach or incident or related claims, investigations, actions, or litigation by private actors or regulatory bodies, which could require us to incur substantial additional costs and which may have an adverse effect on our business.
We have contractual and legal obligations to notify relevant stakeholders of security breaches. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities, and others of security breaches involving certain types of data. In addition, our agreements with certain customers and partners may require us to notify them in the event of a security breach or certain security incidents involving customer or partner data on our systems or those of subcontractors Processing client or partner data on our behalf. Any such mandatory disclosures and any other disclosures we may find appropriate can be costly, could lead to negative publicity, may cause our customers to lose confidence in the effectiveness of our security measures, and require us to expend significant capital and other resources to respond to or alleviate problems caused by the actual or perceived security breach or incident. Depending on the facts and circumstances of such an incident, these damages, penalties and costs could be significant and may not be covered by insurance or could exceed our applicable insurance coverage limits. Such an event also could harm our reputation and result in claims, litigation and other proceedings against us. Any of these results could materially adversely affect our financial performance. Our agreements with certain customers may obligate us to use industry-standard, reasonable, or other specified measures to safeguard sensitive personal information or confidential information, and any actual or perceived breach of such obligations, or actual or perceived incident relevant to such measures may increase the likelihood and frequency of client audits under our agreements, which is likely to increase our costs of doing business and may disrupt our operations. An actual or perceived security breach or incident could lead to claims by our customers or other relevant stakeholders that we have failed to comply with legal or contractual obligations to them and may result in customers ending their relationships with us and claims, demands, and other proceedings. Any limitations of liability, which we have in certain agreements, may not be enforceable or adequate or otherwise protect us from liabilities or damages.
Claims, litigation, investigations, and proceedings relating to security breaches and incidents, including any resulting in unauthorized access to our applications, systems, networks, or physical facilities, or any perception that any of these has occurred, may result in fines, penalties, and other liabilities, and otherwise adversely affect our business. These proceedings and other actions could force us to spend money in defense or settlement, divert management’s time and attention, increase our costs of doing business, and adversely affect our reputation and market position. We could be required to fundamentally change our business activities and practices or modify our business and operational capabilities in response to such claims, litigation, and other proceedings, which could have an adverse effect on our business and result of operations. If a security breach or incident were to occur, and the confidentiality, integrity, or availability of our data or the data of our partners or our customers was, or was believed to be, disrupted or compromised, we could incur significant liability, or our platform, solutions, apps, systems, or networks may be perceived as less desirable, which could negatively affect our business and damage our reputation.
If a breach or incident impacts a large amount of our data or data of one or more customers, clients, or partners, if we fail to detect or remediate an actual or perceived security breach or incident in a timely manner, or if we suffer a cyberattack or other disruption that impacts our ability to operate our apps, systems, or networks, we may suffer material damage to our reputation, business, financial condition, results of operations, and prospects. Further, we may not have adequate insurance coverage for security incidents or breaches, including fines, judgments, settlements, penalties, costs, attorney fees, and other impacts that arise out of incidents or breaches. Depending on the facts and circumstances of such an incident, the damages, penalties, and costs could be significant and may not be covered by insurance or could exceed our applicable insurance coverage limits. Cyberattacks and other means of disrupting systems, and security breaches and incidents, whether actual or perceived, may cause material adverse effects upon our business, financial condition, results of operations, and prospects. For example, if the impacts of a security incident or breach, or the successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), it could have an adverse effect on our business, financial condition, results of operations, and prospects. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or that our insurers will not deny coverage as to all or part of any future claim or loss. Our risks are likely to increase as we continue to expand our apps, systems or networks, grow our customer base, and Process, store, and transmit increasingly large amounts of proprietary and sensitive data.
Our ability to generate revenue depends on the collection, reliability, and use of significant amounts of data from various sources, which may be restricted by consumer choice, restrictions imposed by publishers, browsers, integrated retailers, or software developers, changes in technology, and new developments in laws, regulations, and industry requirements or standards.
Our ability to deliver our solutions depends on our ability to successfully leverage data, including data that we collect from consumers, data we receive from integrated retailers and other parties, and data from our own operating history. Using device identifiers (including Google AdID and Apple IDFA), cookies, and other tracking technologies, we, our integrated retailers and other data providers collect information about the interactions of consumers with our integrated retailers’ digital properties and in-store, our owned and operated properties, and certain other publisher sites and mobile apps, as well as other data such as location. We may enhance this data with other data, such as demographic information that we obtain from data providers. Our ability to successfully leverage such data depends on our continued ability to access, use, and share such data, which can be restricted by a number of factors, including consumer choice; the success in obtaining consumer consent; restrictions imposed by our integrated retailers and other data partners or other third parties, publishers, and web browser developers or other software developers, or operating system platforms; changes in technology, including changes in web browser technology; and new developments in, or new interpretations of laws, regulations, and industry standards. Resistance to the collection and sharing of the data used to deliver targeted advertising, increased visibility of consent or “do not track” mechanisms as a result of industry regulatory and/or legal developments, the adoption by consumers of browsers settings or “ad-blocking” software, and the development and deployment of new technologies could materially impact our ability to collect, use, and share data or reduce our ability to deliver relevant promotions or media, which could materially impair the results of our operations. See the risk factor below titled “Our business is subject to complex and evolving laws, regulations, and industry standards, and unfavorable interpretations of, or changes in, or our actual and perceived failure to comply with these laws, regulations, and industry standards could substantially harm our business and results of operations” for additional information.
In addition, unfavorable publicity and negative public perception about our industry or data collection and use could adversely affect our business and operating results. With the growth of online advertising and eCommerce, there is increasing awareness and concern among the general public, privacy advocates, mainstream media, governmental bodies, and others regarding marketing, advertising, and privacy matters, particularly as they relate to individual privacy interests. Any unfavorable publicity or negative public perception about our use of data or other data focused industries could affect our business and results of operations and may lead digital publishers like Facebook to change their business practices, or trigger additional regulatory scrutiny or lawmaking that affects us. Negative public attention could cause publishers, CPG brands, and retailers to discontinue using our targeted advertising solutions and limit our ability to measure campaigns delivered through our platform. This public scrutiny may also lead to general distrust of data and marketing companies, consumer reluctance to share and permit use of personal data and increased consumer opt-out rates, any of which could negatively influence, change or reduce our current and prospective customers’ demand for our solutions and adversely affect our business and operating results.
Our business depends on our ability to maintain and scale the network infrastructure necessary to operate our platform, including our websites and mobile apps, and any significant disruption in service could result in a loss of publishers, CPG brands, retailers, and consumers.
We deliver our solutions through our website, browser extension, and mobile apps, as well as through those of our publishers. Our reputation and ability to acquire, retain, and serve publishers, CPG brands, retailers, and consumers are dependent upon the reliable performance of our platform. As the number of our publishers, CPG brands, retailers, and consumers grows, and as the information shared through our platform continues to grow, we will need an increasing amount of network capacity and computing power. In the event that the number of transactions or the amount of traffic on our platform grows more quickly than anticipated, we may be required to incur significant additional costs. In addition, as we scale, we must continually invest in our information technology, and continue to invest in information security, infrastructure, and automation. Deployment of new software or processes may adversely affect the performance of our solutions and harm the customer experience. If we fail to support our platform or provide a strong customer experience, our ability to retain and attract customers may be negatively affected. In particular, our consumers depend on our support organization to resolve any issues relating to our platform. We rely on third parties to provide some support services and our ability to provide effective support is partially dependent on our ability to attract and retain third-party service providers who are not only qualified to support users of our platform but are also well versed in our platform. As we continue to grow our business and improve our solutions, we will face challenges related to providing high-quality support services at-scale. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation and adversely affect our ability to scale our platform and business, our financial condition, results of operations, and prospects.
Interruptions in these systems or service disruptions, whether due to system failures, computer viruses, malware, ransomware, denial of service attacks, attempts to degrade or disrupt services, or physical or electronic break-ins, could affect the security or availability of our websites and mobile apps, and prevent publishers, CPG brands, retailers, and/or consumers from accessing our platform. Our network infrastructure is hosted by third-party providers. Any disruption in these services or any failure of these providers to handle existing or increased traffic could significantly harm our business. Any financial or other difficulties these providers face may adversely affect our business, and we exercise little control over these providers, which increases our vulnerability to problems with the services they provide. If we do not maintain or expand our network infrastructure successfully or if we experience operational failures, we could lose current and potential publishers, CPG brands, retailers, and/or consumers, which could harm our business, financial condition, results of operations, and prospects.
We are dependent on technology systems and electronic communications networks that are supplied and managed by third parties, which could result in increased expenses and an inability to prevent or respond to disruptions in our solutions.
Our ability to provide solutions to consumers depends on our ability to communicate with our consumers and through the internet and electronic networks that are owned and operated by third parties. We rely on third-party providers for computing infrastructure, network connectivity, and other technology-related services needed to deliver our solutions. Some of our other vendor agreements may be unilaterally terminated by the counterparty for convenience. Our computing infrastructure service providers have no obligation to renew their agreements with us on commercially reasonable terms or at all and the terms of our agreements with such providers can change for reasons that are outside of our control and as we increase our usage of such providers, any of which, could increase our expenses. If we are unable to renew these agreements on commercially reasonable terms or prices, or for any other reason, our expenses could increase. Also, if we are required to transition to a new provider, it could result in significant costs and possible service interruption or an impaired ability to access or save data stored to the cloud until equivalent services, if available, are identified, obtained, and implemented, all of which could harm our business, financial condition, results of operations, and prospects.
Our solutions also depend on the ability of our users to access the public internet. In addition, in order to provide our solutions promptly, our computer equipment and network servers must be functional 24 hours per day, which requires services from telecommunications facilities managed by third parties and the availability of electricity, which we do not control. Severe disruptions, outages, defects, or other security performance and quality problems with one or more of these networks, including as a result of utility or third-party system interruptions, or any material change in our contractual and other business relationships with third-party providers could impair our ability to Process information, which could impede our ability to provide our solutions to consumers, harm our reputation, increase expenses, including significant, unplanned capital investments and/or contractual obligations, result in a loss of publishers, CPG brands, retailers, and consumers, any of which could adversely affect our business, financial condition, results of operations, and prospects.
Our failure to upgrade our technology or network infrastructure effectively to support our growth could result in unanticipated system disruptions, slow response times, or poor experiences for consumers. To manage the growth of our operations and personnel and improve the technology that supports our business operations, as well as our financial and management systems, disclosure controls and procedures, and internal controls over financial reporting, we will be required to commit substantial financial, operational, and technical resources. In particular, we will need to improve our transaction processing and reporting, operational and financial systems, procedures, and controls. Our current and planned personnel, systems, procedures, and controls may not be adequate to support our future operations. We will require additional capital and management resources to grow and mature in these areas. Such investments may also require diversion of financial resources from other projects, such as the development of Ibotta and related offerings. If we are unable to manage our rapid growth effectively, it could have a material adverse effect on our business, financial condition, results of operations, and prospects.
We allow our clients and publishers to use application programming interfaces (APIs) with our platform, which could result in outages or security breaches and negatively impact our business, financial condition, results of operations, and prospects.
The use of APIs by our clients and publishers have significantly increased in recent years. Our APIs allow our clients and publishers to integrate their own business system with our platform. The increased use of APIs increases security and operational risks to our systems, including the risk for intrusion attacks, data theft, or denial of service attacks. Furthermore, while APIs allow greater ease and power in accessing our platform, they also increase the risk of overusing our systems, potentially causing outages. While we have taken measures intended to decrease security and outage risks associated with the use of APIs, we cannot guarantee that such measures will be successful. Our failure to prevent outages or security breaches or incidents resulting from API use could result in governmental enforcement actions and other proceedings against us, claims, demands, and litigation against us by consumers and other affected individuals, costs associated with investigation and remediation damage to our reputation and loss of goodwill, any of which could harm our business, financial condition, results of operations, and prospects.
If the use of mobile device identifiers, third-party cookies or other tracking technology or location information is rejected by consumers, restricted by third parties outside of our control, or otherwise subject to unfavorable regulation, our performance could decline and we could lose customers and revenue.
We and our third-party partners use a number of technologies to collect information used to deliver our solutions. For instance, we and our third-party partners use mobile device identifiers such as Apple IDFA and Google AdID to identify, target and measure relevant promotions to consumers. These promotions and advertising that we show on mobile apps could be affected by mobile operating systems blocking or restricting use of mobile device identifiers. Our promotions and advertisements could also be negatively impacted by mobile operating systems implementing more restrictive privacy settings and choices. For example, in April 2021, Apple commenced implementation of an app transparency framework in which, among other things, mobile apps are required to obtain the user’s opt-in consent for certain types of tracking, including by a user’s unique advertising identifier, or IDFA. Additionally, Apple implemented new requirements for consumer disclosures regarding privacy and data processing practices in December 2020, which has resulted in increased compliance requirements and could result in decreased usage of our app and the IPN. In June 2023, Apple announced new SDK privacy controls that are part of iOS 17, released in September 2023, including new protections designed to limit tracking or identification of user devices. In February 2022, Google announced its Privacy Sandbox initiative for Android, a multi-year effort expected to restrict tracking activity and limit advertisers' ability to collect app and user data across Android devices, which Google began rolling out in early 2024. These or any similar changes to the policies of Apple or Google may materially and adversely affect our business, financial condition, results of operations, and prospects. This shift from enabling user opt-out to an opt-in requirement is likely to have a substantial impact on the mobile advertising ecosystem and could harm our growth in this channel.
We also use small text files (referred to as cookies), placed through an internet browser on a consumer’s machine which corresponds to a data set that we keep on our servers, to gather important data to help deliver our solutions and market our products and offerings. Certain of our cookies, including those that we predominantly use in delivering our solutions through internet browsers, are known as “third-party” cookies because they are delivered by third parties rather than by us. Our cookies collect information, such as when a consumer views an advertisement, clicks on an advertisement, or visits one of our advertisers’ websites. In certain states within the United States, such as California, this information may be considered personal information under applicable data protection laws. We also obtain location-

based information about users or their devices in certain circumstances, including when a consumer interacts with our solutions on a mobile device. We use these technologies to achieve our customers’ campaign goals, to ensure that the same consumer does not unintentionally see the same media too frequently, to report aggregate information to our customers regarding the performance of their digital promotions and marketing campaigns, and to detect and prevent fraudulent activity throughout our network. We also use data from cookies to help us decide whether and how much to bid on an opportunity to place an advertisement in a certain internet location and at a given time in front of a particular consumer, and we also use location information to customize marketing campaigns and to target certain offers or personalize content. A lack of data associated with or obtained from cookies, including third-party cookies or other tracking technologies may detract from our ability to make decisions about which inventory to purchase for a customer’s campaign and may adversely affect the effectiveness of our solution and harm our business. Additionally, any limitations on our ability to obtain location information regarding consumers or devices, whether as a result of technological limitations or changes or consumers not being willing to allow us to obtain location information, we may face limitations on our ability to customize marketing campaigns, target offers, or personalize content, to detect and prevent fraudulent activity, and to engage in other aspects of our operations. These could reduce the effectiveness of our solution and harm our revenues and profitability.
Cookies may be deleted or blocked by consumers. The most commonly used internet browsers (including Chrome, Firefox, and Safari) allow their users to prevent cookies from being accepted by their browsers. Consumers can also delete cookies from their computers. Some consumers also download “ad blocking” software that prevents cookies from being stored on a user’s computer. If more consumers adopt these settings or delete their cookies more frequently than they currently do, our business could be negatively affected. In addition, certain web browsers may block third-party cookies by default, and other browsers may do so in the future. Unless such default settings in browsers are altered by consumers to permit the placement of third-party cookies, we would be able to set fewer of our cookies in users’ browsers, which could adversely affect our business. In addition, companies such as Google have publicly disclosed their intention to move away from cookies to one or more other forms of persistent unique identifier, or ID, to identify individual consumers or internet-connected devices in the bidding process on advertising exchanges. If companies do not use shared IDs across the entire ecosystem, this could have a negative impact on our ability to find the same user across different web properties, and reduce the effectiveness of our solution.
Our business relies in part on electronic messaging, including emails and SMS text messages, and any technical, legal, or other restrictions on the sending of electronic messages or an inability to timely deliver such communications could harm our business.
Our business is in part dependent upon electronic messaging. We provide emails, mobile alerts, and other messages to consumers informing them of the digital promotions on our apps and websites, and we believe these communications help generate a significant portion of our revenues. We also use electronic messaging, in part, as part of the consumer sign-up and verification process. Because electronic messaging services are important to our business, if we are unable to successfully deliver electronic messages to consumers, if there are legal restrictions on delivering these messages to consumers, or if consumers do not or cannot open our messages, our revenues and profitability could be adversely affected. Changes in how webmail apps or other email management tools organize and prioritize email may result in our emails being delivered or routed to a less prominent location in a consumer’s inbox or viewed as “spam” by consumers and may reduce the likelihood of that consumer opening our emails. Actions taken by third parties that block, impose restrictions on or charge for the delivery of electronic messages could also harm our business. From time to time, internet service providers or other third parties may block bulk email transmissions or otherwise experience technical difficulties that result in our inability to successfully deliver emails or other messages to consumers.
Changes in laws or regulations, or changes in interpretations of existing laws or regulations, including the Telephone Consumer Protection Act (TCPA) in the United States and laws regarding commercial electronic messaging in other jurisdictions, that would limit our ability to send such communications or impose additional requirements upon us in connection with sending such communications could also adversely impact our business. For example, the Federal Communications Commission amended certain of its regulations under the TCPA in recent years in a manner that could increase our exposure to liability for certain types of telephonic communication with customers, including but not limited to text messages to mobile phones. Under the TCPA, plaintiffs may seek actual monetary loss or statutory damages per violation, whichever is greater, and courts may treble the damage award for willful or knowing violations. Given the enormous number of communications we send to consumers, the actual or perceived improper sending of communications or a determination that there have been violations of the TCPA or other communications-based statutes could subject us to potential risks including liabilities or claims relating to consumer protection laws and expose us to significant damage awards that could, individually or in the aggregate, materially harm our business. Moreover, even if we prevail, such litigation against us could impose substantial costs and divert our management’s attention and resources.
We also rely on social networking messaging services to send communications. Changes to these social networking services’ terms of use or terms of service that limit promotional communications, restrictions that would limit our ability or our customers’ ability to send communications through their services, disruptions or downtime experienced by these social networking services or reductions in the use of or engagement with social networking services by consumers and potential customers could also harm our business.
We rely on a third-party service for the delivery of daily emails and other forms of electronic communication, and delay or errors in the delivery of such emails or other messaging we send may occur and be beyond our control, which could damage our reputation or harm our business, financial condition, results of operations, and prospects. If we were unable to use our current electronic messaging services, alternate services are available; however, we believe our sales could be impacted for some period as we transition to a new provider, and the new provider may be unable to provide equivalent or satisfactory electronic messaging service. Any disruption or restriction on the distribution of our electronic messages, termination or disruption of our relationship with our messaging service providers, including our third-party service that delivers our daily emails, or any increase in our costs associated with our email and other messaging activities could harm our business.
We depend on the interoperability of our platform across third-party apps and services that we do not control.
We have integrations with a variety of technology vendors. As our solutions expand and evolve, we may have an increasing number of integrations with other third-party apps, products, and services. Third-party apps, products, and services are constantly evolving, and we may not be able to maintain or modify our platform to ensure its compatibility with our publishers following development changes. In addition, some of our competitors or technology partners may take actions that disrupt the interoperability of our platform with their own products or services, or exert strong business influence on our ability to, and the terms on which we operate. As our respective solutions evolve, we expect the types and levels of competition to increase. Should any of our competitors or technology partners modify their solutions, standards, or terms of use in a manner that degrades the functionality or performance of our platform or is otherwise unsatisfactory to us or gives preferential treatment to competitive solutions or services, our solutions, platform, business, financial condition, results of operations, and prospects could be adversely affected.
Risks Related to our Intellectual Property
We may not be able to adequately protect our intellectual property rights or may be accused of infringing intellectual property rights of third parties.
We regard our trademarks, service marks, copyrights, patents, trade dress, trade secrets, proprietary technology, merchant lists, subscriber lists, sales methodology, and similar intellectual property as critical to our success, and we rely on trademark, copyright and patent law, trade secret protection and confidentiality, and/or license agreements with our employees and others to protect our proprietary rights. Effective intellectual property protection may not be available in every country in which our deals are made available.
We may not be able to discover or determine the extent of any unauthorized use of our proprietary rights. Third parties that license our intellectual property rights also may take actions that diminish the value of our proprietary rights or reputation. The protection of our intellectual property may require the expenditure of significant financial and managerial resources. Moreover, the steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights. We may in the future be subject to litigation and disputes. The costs of engaging in such litigation and disputes are considerable, and there can be no assurances that favorable outcomes will be obtained.
Furthermore, we may in the future be subject to third-party claims that we infringe upon proprietary rights or trademarks and expect to be subject to additional claims in the future. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against us or the payment of damages by us. We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims.
To the extent we gain greater market visibility or face increasing competition, we face a higher risk of being the subject of intellectual property infringement claims. In addition, we may in the future be subject to claims that employees or contractors, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of our competitors or other parties. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our products.
We have registered, among other trademarks, the term “Ibotta” in the United States. Competitors may adopt service names similar to ours, thereby harming our ability to build brand identity and possibly leading to user confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks that are similar to our trademarks. Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights and to determine the validity and scope of the proprietary rights of others. Further, we may not timely or successfully apply for a patent or register our trademarks or otherwise secure our intellectual property. Our efforts to protect, maintain, or enforce our proprietary rights may be ineffective and could result in substantial costs and diversion of resources, which could adversely affect our business, financial condition, results of operations, and prospects.
We may become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.
Third parties may in the future claim that our operations infringe their intellectual property rights, and such claims may result in legal claims against our customers and us. These claims may damage our brand and reputation, harm our customer relationships, and result in liability for us. Any intellectual property claims, with or without merit, could be very time-consuming, could be expensive to settle or litigate, and could divert our management’s attention and other resources. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights, and may require us to indemnify our customers for liabilities they incur as a result of such claims. These claims could also result in our having to stop using technology found to be in violation of a third-party’s rights. We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license were available, we could be required to pay significant royalties, which would increase our operating expenses. Alternatively, we could be required to develop alternative non-infringing technology, which could require significant time, effort, and expense, and may affect the performance or features of our solution. If we cannot license or develop alternative non-infringing substitutes for any infringing technology used in any aspect of our business, we would be forced to limit or stop sales of our solution and may be unable to compete effectively. Any of these results would adversely affect our business, financial condition, results of operations, and prospects.
Some of our solutions contain open source software, which may pose particular risks to our proprietary software and solutions.
We use open source software in our solutions and will use open source software in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products and offerings or to maintain the confidentiality of our proprietary source code. Moreover, we may encounter instances in which we have incorporated additional open source software in our proprietary software in a manner that is inconsistent with the terms of the applicable license or our current policies and procedures. While we have adopted guidelines for the appropriate use of, and regularly audit our use of, open source software, these measures may not always be effective. We may face claims from third parties claiming ownership of, or demanding release of, the open source software and/or works that we developed using such software (which could include our proprietary source code), or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to comply with onerous conditions or restrictions on these solutions, purchase a costly license, or cease offering the implicated solutions unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, updates, error corrections, or controls on the origin of software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business and operating results.
We may be unable to continue to use the domain names that we use in our business or prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand, trademarks, or service marks.
We have registered domain names that we use in, or are related to, our business, most importantly www.ibotta.com. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our solutions under a new domain name, which could cause us substantial harm, or to incur significant expense in order to purchase rights to the domain name in question. We may not be able to obtain preferred domain names outside the United States due to a variety of reasons. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand or our trademarks or service marks. Protecting, maintaining, and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of resources, which could in turn adversely affect our business, financial condition, results of operations, and prospects.
The use of AIML technologies in our platform and in our business may result in reputational harm or liability.
We have incorporated and may continue to incorporate additional AIML solutions and features into our platform and business, including those based on large language models, and these solutions and features may become more important to our operations or to our future growth over time. We expect to rely on AIML solutions and features to help drive future growth in our business, but there can be no assurance that we will realize the desired or anticipated benefits from AIML or at all. We may also fail to properly implement or market our AIML solutions and features. Our competitors or other third parties may incorporate AIML into their products, offerings, and solutions more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Additionally, our products and offerings based on AIML may expose us to additional claims, demands, and proceedings by private parties and regulatory authorities and subject us to legal liability as well as brand and reputational harm. For example, if the content, analyses or recommendations that AIML solutions or features assist in producing are or are alleged to be deficient, inaccurate or biased, or for such content, analyses, recommendations, or for such solutions or features or their development or deployment, including the collection, use, or other Processing of data used to train or create such AIML solutions or features, to infringe upon or to have misappropriated third-party intellectual property rights or to violate applicable laws, regulations, or other actual or asserted legal obligations to which we are or may become subject, then our business, financial condition, results of operations, and prospects may be adversely affected. The legal, regulatory, and policy environments around AIML are evolving rapidly, and we may become subject to new and evolving legal and other obligations. These and other developments may require us to make significant changes to our use of AIML, including by limiting or restricting our use of AIML, and which may require us to make significant changes to our policies and practices, which may necessitate expenditure of significant time, expense, and other resources. AIML also presents emerging ethical issues, and if our use of AIML becomes controversial, we may experience brand or reputational harm.
Risks Related to Government Regulation, Tax or Accounting Standards
Our business is subject to complex and evolving laws, regulations, and industry standards, and unfavorable interpretations of, or changes in, or our actual and perceived failure to comply with these laws, regulations, and industry standards could substantially harm our business and results of operations.
We are subject to a variety of federal, state, local and municipal laws, regulations and industry standards that relate to privacy, electronic communications, data protection, AI, intellectual property, eCommerce, the internet, mobile devices, competition, consumer protection, taxation, escheatment, social media marketing, and advertising practices. In particular, existing and future laws and regulations, or changes thereto, may impede the growth of the internet, mobile devices, e-commerce, or other online services, and increase the cost of providing online services, require us to change our business practices, or raise compliance costs or other costs of doing business.
Many of these laws, regulations, and standards are complex and subject to varying interpretations or still evolving and being tested in courts and industry standards are still developing. Our business, including our ability to operate and expand, could be adversely affected if legislation, regulations, or industry standards are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices or the design of our platform. Existing and future laws, regulations, and industry standards could restrict our operations, making it difficult to retain our publishers, CPG brands, retailers, and consumers, and preventing us from maintaining or growing our revenues as anticipated.
Compliance with these and any other applicable privacy, data protection, data security, marketing, and consumer protection guidelines, laws, and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms to ensure compliance with them. We believe our policies and practices comply in material respects with these guidelines, laws, and regulations. However, if our belief is incorrect, or if these guidelines, laws, or regulations or their interpretation change or new legislation or regulations are enacted, we may face significant fines, penalties, or injunctive restrictions that could adversely affect our business, financial condition, result of operations, and results of operations. Further, we could be compelled to provide additional disclosures to our consumers, obtain additional consents from our consumers before collecting, using, or disclosing their information, delete information collected, or implement new safeguards or business processes to help individuals manage our use of their information, among other changes.

Failure to comply with federal and state privacy, data protection, marketing and consumer protection laws, regulations and industry standards, or the expansion of current or the enactment or adoption of new privacy, data protection, marketing and consumer protection laws, regulations or industry standards, could adversely affect our business.
We Process data about consumers, including personal information or personal data, as well as other confidential or proprietary information, for numerous purposes, including legal, marketing, and other business-related purposes. The legal and regulatory framework for privacy and security issues is rapidly evolving, and is expected to increase our compliance costs and exposure to liability. We and our service providers and partners are subject to a variety of federal and state laws, regulations, and industry standards regarding privacy, data protection, data security, marketing, and consumer protection, which address the collection, storage, sharing, use, disclosure, protection, sale, and other Processing of data relating to individuals, as well as the tracking of consumer behavior and other consumer data (Data Protection Laws). We are also subject to laws, regulations, and industry standards relating to endorsements and influencer marketing. Many of these laws, regulations and industry standards are changing, may be subject to differing interpretations, may be inconsistent among countries, or conflict with other rules, and may be costly to comply with or inconsistent among jurisdictions.
In the United States, Data Protection Laws include rules and regulations promulgated under the authority of the Federal Trade Commission, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the California Consumer Privacy Act of 2018 (CCPA), and other state and federal laws relating to privacy and data security. The CCPA requires covered companies to make certain disclosures to California consumers about their data collection, use, and sharing practices, and allows consumers to opt out of the sale of personal information with third parties and provides a private right of action and statutory damages for data breaches. In addition, the California Privacy Rights Act of 2020 (CPRA), which took effect on January 1, 2023, amended the CCPA and among other things, gives California residents the ability to limit the use of their sensitive information, provides for penalties for CPRA violations concerning California residents under the age of 16, and established a new California Privacy Protection Agency to implement and enforce the law. The CCPA and CPRA have new regulations that are only partially complete and have been subject to legal challenge, creating uncertainty and compliance challenges. The enactment of the CCPA has prompted a wave of similar legislative developments in other states in the United States, which creates the potential for a patchwork of overlapping but different state laws and could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business, financial condition, results of operations, and prospects. For example, Connecticut, Virginia, Utah, and Colorado each has enacted legislation similar to the CCPA and CPRA that took effect in 2023; Florida, Montana, Oregon, and Texas each has enacted similar legislation that will become effective in 2024; Tennessee, Iowa, New Jersey, and Delaware each has enacted similar legislation that will take effect in 2025; and Indiana has enacted similar legislation that will become effective in 2026. The CCPA, as modified by the CPRA, and certain other state laws, have increased our compliance costs and potential liability. Some countries also are considering or have passed legislation requiring local storage and Processing of data, or other requirements that may be, or may be asserted to be, applicable to our operations, which could increase the cost and complexity of providing our solutions and other aspects of our business.
Various industry standards on privacy, data protection, and data security also have been developed and are expected to continue to develop and may be adopted by industry participants at any time. We endeavor to comply with industry standards relating to targeted advertising. Any actual or alleged mistakes by us in the implementation of these principles, any expansion by self-regulatory bodies of these guidelines, any different or various guidelines regarding internet-based advertising issued by government authorities, any actual or alleged failure of opt out mechanisms fail to work as designed, or any misunderstanding by internet users of our technology or our commitments with respect to these principles, may subject us to negative publicity, government investigation, government or private litigation or other proceedings, or investigation or other proceedings by or in connection with self- regulatory bodies or other accountability groups. Any such investigations, proceedings or other actions against or involving us, even if meritless, could be costly and time consuming, cause it to be necessary or appropriate for us to change our business practices, cause us to divert management’s attention and our resources, and be damaging to our brand, reputation, and business. In addition, privacy advocates and industry groups may propose new and different self-regulatory standards that legally or contractually apply to us or that may be asserted to apply to us. We cannot yet determine the impact such future standards may have on our business.
We are subject to the terms of our external and internal privacy and security policies (Privacy Policies), certain codes, representations, certifications, industry standards, publications and frameworks, and contractual obligations to third parties related to privacy, data protection, and information security and Processing, including contractual obligations to indemnify and hold harmless third parties from the costs or consequences of non-compliance with Data Protection Laws or other obligations (collectively, including Privacy Policies, Data Protection Obligations). Our solutions depend in part on our ability to use data that we obtain in connection with our solutions, and our ability to use this data may be subject to restrictions in our commercial agreements, privacy policies of the entities that provide us with this data, and other Data Protection Obligations.
Compliance with Data Protection Laws and Data Protection Obligations is, and is likely to remain, uncertain for the foreseeable future, and our actual or perceived failure to address or comply with them could increase our compliance and operational costs; limit our ability to market our solutions and attract new and retain current publishers, CPG brands, retailers, and consumers; limit or eliminate our ability to Process data; require us to modify our platform or our solutions; require us to delete data; expose us to regulatory scrutiny, actions, investigations, fines and penalties; result in reputational harm, lead to a loss of business; result in claims, litigation and liability, including class action litigation; cause us to incur significant costs, expenses, and fees (including attorney fees); cause a material adverse impact to business operations or financial results; and otherwise result in other material harm to our reputation and business (Adverse Data Protection Impact).
We may be subject to and suffer an Adverse Data Protection Impact if we fail (or are perceived to have failed) to comply with applicable Data Protection Laws or Data Protection Obligations, or if our Privacy Policies are, in whole or part, found or alleged to be inaccurate, incomplete, deceptive, unfair, or misrepresentative of our actual practices. In addition, any such failure or perceived failure could result in public statements against us by consumer advocacy groups, the media or others, which may cause us material reputational harm and harm to our market position. Our actual or perceived failure to comply with Data Protection Laws and Data Protection Obligations could also subject us to litigation, claims, proceedings, actions, or investigations by governmental entities, authorities, or regulators, which could result in an Adverse Data Protection Impact, including required changes to our business practices, the diversion of resources and the attention of management from our business, regulatory oversights and audits, discontinuance of necessary Processing, or other remedies that adversely affect our business and results of operations. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees, partners, or vendors do not comply with applicable Data Protection Laws and Data Protection Obligations. Our service providers or our partners’ failure to adhere to these third-party restrictions on data use or other Data Protection Obligations also may result in claims, proceedings, or actions against us by our business counterparties or other parties, government investigation, government litigation or other proceedings, or other liabilities, including loss of business, reputational damage, and remediation costs, which could adversely affect our business and have an Adverse Data Protection Impact.
We expect that there will continue to be new proposed laws, regulations, and industry standards concerning privacy, data protection, and information security in the United States and we cannot yet determine the impact such future laws, regulations, and standards may have on our business. With laws and regulations in the United States imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, there is a risk that the requirements of these laws, regulations, and standards, or of contractual or other obligations relating to privacy, data protection, or information security, are interpreted or applied in a manner that is, or is alleged to be, inconsistent with our data collection, management and Processing practices, our policies or procedures, or our solutions. For instance, with the increased focus on the use of data for advertising, the anticipation and expectation of future laws, regulations, standards, and other obligations could impact us and our existing and potential business partners and delay certain business partnerships or deals until there is greater certainty. In addition, as we expand our data analytics and other data-related product solutions, there may be increased scrutiny on our use, disclosure, or other Processing of data and we may be subject to new and unexpected regulations. Future laws, regulations, standards, and other obligations could, for example, impair our ability to collect, use or otherwise Process information that we use to provide targeted digital promotions and media to consumers on behalf of CPG brands and retailers, thereby impairing our ability to maintain and grow our total customers and increase revenues. Future restrictions on the collection, use, sharing, disclosure, or other Processing of data or content or additional requirements associated with data Processing, including any requirements for express or implied consent for the use, retention, disclosure or other Processing of data or content, could require us to modify our solutions, possibly in a material manner, which we may be unable to complete in a commercially reasonable manner or at all, could prohibit new or potential solutions and features, and could limit our ability to store and Process data or to develop new solutions and features.
We may face challenges in addressing the requirements of any such new laws, regulations, other legal obligations or industry standards, or any changed interpretation of existing laws, regulations, or other standards or obligations and making necessary changes to our policies and practices, and such changes may require us to incur additional costs and restrict our business operations. Although we endeavor to comply with our Privacy Policies and Data Protection Obligations, we may at times fail, or be perceived to fail, to do so or to have previously done so. These laws, regulations, and other Data Protection Obligations often are complex, vague, and difficult to comply with fully, and it is possible that these laws, regulations, and other actual or asserted Data Protection Obligations may be interpreted and applied in new ways and/or in a manner that is inconsistent with each other or that new laws, regulations, or other Data Protection Obligations may be enacted. Moreover, despite our efforts, we may not be successful in achieving or maintaining compliance if our employees or vendors fail to comply with applicable obligations under our Privacy Policies and other privacy-, data protection-, or information security-related laws, regulations, standards, or other actual or alleged Data Protection Obligations.
Our failure or perceived failure to comply with Data Protection Laws, our Privacy Policies, and Data Protection Obligations or any of our other actual or asserted legal obligations or industry standards relating to privacy, data protection, information security, AI, marketing or consumer protection, electronic communications, intellectual property, eCommerce, competition, price discrimination, taxation, or the use of promotions, may subject us to claims, litigation, regulatory investigations and proceedings, fines, or other liabilities, as well as negative publicity or public statements against us by consumer advocacy groups or others. Any such actual or perceived failure to comply with Data Protection Laws, Data Protection Obligations, or other such laws, obligations, or standards could result in significant liability or cause a loss of trust in us, which could cause us to have difficulties attracting new or retaining existing publishers, CPG brands, retailers, and consumers, which could have an adverse effect on our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our customers may limit the adoption and use of, and reduce the overall demand for, our solutions. Moreover, if future laws, regulations, other legal obligations or industry standards, or any changed interpretations of the foregoing limit our publishers’, CPG brands’, retailers’, and consumers’ ability to use, share, or otherwise Process data or our ability to store, share, or otherwise Process data, demand for our solutions could decrease, our costs could increase, our revenue growth could slow, and our business, financial condition, results of operations, and prospects could be harmed. Additionally, any actual or perceived violation by third parties we work with, such as publishers, CPG brands, and retailers, of Data Protection Laws, Privacy Policies, or other Data Protection Obligations, may put our customers’ data or other content at risk, may result in negative publicity, and could have an Adverse Data Protection Impact.

Interpretations of federal and state laws by relevant authorities regarding money services businesses and money transmitters could impact our rebates solutions.
Various federal laws, such as the Bank Secrecy Act, as amended, impose registration and certain other obligations on companies that are financial institutions, which are broadly defined to include money services businesses (MSBs), such as money transmitters. In addition, many states impose license obligations on those companies that are engaged in the business of money transmission, with varying definitions of what constitutes money transmission. We do not believe we are a money transmitter subject to these laws based, in part, upon the characteristics of and our role with respect to our rewards programs and other offerings. Questions of whether and to what extent our products and offerings require licensure and constitute money transmission are subject to regulatory interpretation and could change over time. If any of our products and offerings were deemed by relevant authorities to subject us to regulation as an MSB or state money transmitter licensure in any state, our regulatory compliance costs would likely increase to meet those requirements and we could be forced to cease conducting certain aspects of our business in certain jurisdictions pending receipt of any necessary licenses, which could negatively impact our business. There can be no assurance that we will be able to obtain any such licenses, and, even if we were able to do so, there could be substantial costs and potential product or operational changes involved in maintaining such licenses and meeting other relevant regulatory obligations, which could have a material and adverse effect on our business.
If we do not comply with the specialized regulations and laws in the United States that regulate marketing and promotions, our business could be materially adversely affected.
Marketing and promotions in the United States are regulated extensively by federal and state agencies. These regulations and laws change frequently, differ from state to state, and present a complex and sometimes inconsistent regulatory environment. There is no assurance that we will always be in compliance with these regulations and laws or that we will be able to comply with all future versions of such regulations and laws. We rely on various internal and external personnel with relevant experience complying with legal requirements applicable to marketing and promotions in the United States, and the loss of personnel with such expertise could adversely affect our business.
The federal and state “tied-house” laws governing ownership interests in alcoholic beverage manufacturers, wholesalers, and retailers may impact our business.
Alcoholic beverage manufacturers, wholesalers, retailers and their investors are subject to federal and state “tied-house” laws (Tied-House Laws) that restrict investments between the three tiers of the alcoholic beverage industry (the manufacturing tier, the wholesale tier, and the retail tier). Tied-House Laws change frequently, differ from state to state, and present a complex and inconsistent regulatory environment. Tied-House Laws may impact how alcoholic beverage manufacturers and retailers work together and with us, and these impacts could adversely affect our business.
Changes in laws and regulations related to the internet or changes to internet infrastructure may diminish the demand for our solutions, and could have a negative impact on our business.
The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communication, and business applications. Federal, state, or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. Changes in these laws or regulations could require us to modify our solutions in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees, or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally, or result in reductions in the demand for internet-based solutions and services such as ours. The performance of the internet has been adversely affected by “viruses,” “worms,” and similar malicious programs and the internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the internet is adversely affected by these issues, demand for our solutions could decline.
The current legislative and regulatory landscape regarding the regulation of the Internet is subject to uncertainty. For example, in January 2018, the Federal Communications Commission, or FCC, released an order that repealed the “open internet rules,” often known as “net neutrality,” which prohibit internet service providers in the United States from impeding access to most content, or otherwise unfairly discriminating against content providers like us and also prohibit internet service providers from entering into arrangements with specific content providers for faster or better access over their data networks. In response to this decision California and a number of states implemented their own net neutrality rules which mirrored parts of the repealed federal regulations. In October 2023, the FCC voted to begin the process of reinstating substantially all of the net neutrality rules that had been in place prior to the 2018 repeal. We cannot predict the outcome of any litigation or whether any new FCC order or existing state initiatives regulating providers will be modified, overturned, or vacated by legal action, federal legislation, or the FCC, or the degree to which further regulatory action – or inaction – would adversely affect our business, if at all. If the FCC does not reinstate net neutrality or if state initiatives are modified, overturned, or vacated, internet service providers may be able to limit our users’ ability to access our platform or make our platform a less attractive alternative to our competitors’ applications. In a related regulatory context, while the EU requires equal access to internet content, under its Digital Single Market initiative the EU may impose additional requirements that could increase our costs. If new FCC, EU, or other rules directly or inadvertently impose costs on online providers like our business, our expenses may rise. Were any of these outcomes to occur, our ability to retain existing users or attract new users may be impaired, our costs may increase, and our business may be significantly harmed.
We have previously identified material weaknesses in our internal controls over financial reporting and if we are unable to maintain effective internal controls or if we identify additional material weaknesses in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business, financial condition, and results of operations, and prospects.
We have previously identified material weaknesses in our internal controls over financial reporting. For example, in connection with the audit of our financial statements as of and for the year ended December 31, 2022, we identified one material weakness in our internal controls over financial reporting that existed as of December 31, 2021 and was remediated as of December 31, 2022. A material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected and corrected on a timely basis. The material weakness related to our risk assessment process and resulted in the ineffective design of process level controls to address the impact on revenue, specifically breakage revenue, of changes made to our platform related to the user redemption liability, and the impact of those changes on reports used in determining breakage revenue.
Although our material weaknesses have been remediated, if we are unable to successfully maintain internal controls over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected. In addition, if we are unable to assert that our internal controls over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets, and our stock price may be materially adversely affected. Moreover, we could become subject to investigations by regulatory authorities, which could require additional financial and management resources.

If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.
As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934 (Exchange Act), the Sarbanes-Oxley Act, and the rules and regulations of the listing standards of the New York Stock Exchange. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the Securities and Exchange Commission (SEC) is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal controls over financial reporting. Some members of our management team have limited or no experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies, and we have limited accounting and financial reporting personnel and other resources with which to address our internal controls and related procedures, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act that we will eventually be required to include in our annual reports filed with the SEC. We will need to hire and successfully integrate additional accounting and financial staff with appropriate company experience and technical accounting knowledge. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.
Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, we have identified in the past, and may identify in the future, deficiencies in our controls. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal controls over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports. Ineffective disclosure controls and procedures and internal controls over financial reporting could also cause investors to lose confidence in our reported financial and other information, which could have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal controls over financial reporting commencing with our second Annual Report on Form 10-K.
Our independent registered public accounting firm is not required to attest to the effectiveness of our internal controls over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal controls over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal controls over financial reporting could have a material and adverse effect on our business and results of operations and could cause a decline in the price of our Class A common stock.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, particularly after we are no longer an “emerging growth company,” which could adversely affect our business, financial condition, results of operations, and prospects.
As a public company, and particularly after we cease to be an “emerging growth company,” we will incur greater legal, accounting, finance, and other expenses than we incurred as a private company. We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the Dodd-Frank Act), and the rules and regulations of the New York Stock Exchange. These requirements have increased and will continue to increase our legal, accounting, and financial compliance costs and have made, and will continue to make, some activities more time-consuming and costly. For example, the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from the day-to-day management of our business, which could harm our business, financial condition, results of operations, and prospects. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses. Additionally, as a public company subject to additional rules and regulations and oversight, we may not have the same flexibility we had as a private company.
In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.
We also expect these rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.
As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, financial condition, results of operations, and prospects could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, financial condition, results of operations, and prospects.
Our ability to use our net operating loss carryforwards and certain other tax attributes to offset future taxable income may be limited.
As of December 31, 2023, we had no U.S. federal net operating loss carryforwards (NOLs), net of uncertain tax positions, and state NOLs of $76.5 million, net of uncertain tax positions. Our state NOLs begin to expire in 2026. In addition, as of December 31, 2023, we had federal tax credit carryforwards of approximately $17.7 million, which begin to expire in 2038. Our NOLs may be unavailable to offset future taxable income because of restrictions under U.S. tax law including that our NOLs may expire or may not be available to offset our entire taxable income on an annual basis. For state income tax purposes, there may be periods during which the use of NOLs is limited, which could accelerate or permanently increase state taxes owed.
In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the Code), if a corporation undergoes an “ownership change” (generally defined as a cumulative change in the corporation’s ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period), the corporation’s ability to use its pre-change NOLs and certain other pre-change tax attributes to offset its post-change taxable income may be limited. Similar rules may apply under state tax laws. We believe that we have undergone ownership changes in the past, and we may experience ownership changes in the future as a result of this offering or subsequent shifts in our stock ownership, some of which are outside our control. Our ability to use our pre-change NOLs and certain other pre-change tax attributes may be limited by such ownership changes as described above, and consequently, we may not be able to use a material portion of our NOLs and certain other tax attributes to offset our taxable income, which could have a material adverse effect on our cash flows and results of operations.
If our estimates or judgements relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the recognition and measurement of certain assets and liabilities and revenue and expenses that is not readily apparent from other sources. Our accounting policies that involve judgment include, but are not limited to, revenue recognition, breakage, allowances for credit losses, income taxes and associated valuation allowances, leases, stock-based compensation, contingent liabilities, impairment of the equity investment, convertible notes derivative liability, software development costs, including capitalization and the allocation of labor costs between cost of revenue and research and development expense, and the useful lives and impairment of long-lived assets. If our assumptions change or if actual circumstances differ from those in our assumptions, our results of operations could be adversely affected, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.
Failure to comply with anti-bribery and anti-corruption laws and anti-money laundering laws, and similar laws, could subject us to penalties and other adverse consequences.
We are subject to the U.S. Foreign Corrupt Practices Act (the FCPA), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and if we expand our operations internationally, possibly other anti-bribery and anti-corruption laws and anti-money laundering laws in countries outside of the United States. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and interpreted broadly to generally prohibit companies, their employees, agents, representatives, business partners, and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public and private sector.
We may in the future leverage third parties to sell our products and offerings and conduct our business abroad. We and our employees, agents, representatives, business partners, or third-party intermediaries may therefore have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for the corrupt or other illegal activities of these employees, agents, representatives, business partners, or third-party intermediaries even if we do not explicitly authorize such activities. We cannot assure you that all of our employees, agents, representatives, business partners, or third-party intermediaries will not take actions in violation of applicable law, for which we may be ultimately held responsible. As we expand into and increase our international sales and business, our risks under these laws may increase.
These laws also require that we keep accurate books and records and maintain internal accounting controls and compliance procedures designed to prevent any such actions. We cannot assure you that our employees, agents, representatives, business partners, or third-party intermediaries will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.
Any allegations or violations of the FCPA or other applicable anti-bribery and anti-corruption laws or anti-money laundering laws could result in whistleblower complaints, sanctions, settlements, prosecutions, enforcement actions, fines, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from U.S. or foreign government contracts, all of which may have an adverse effect on our reputation, business, results of operations, and prospects. Responding to any investigation or action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.
Risks Related to Ownership of our Class A Common Stock and the Offering
The dual class stock structure of our common stock will have the effect of concentrating voting control with Bryan Leach, our Founder, Chief Executive Officer and President and a member of our board of directors, which will generally preclude your ability to influence the outcome of matters submitted to our stockholders for approval, subject to limited exceptions, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws (where adopted by stockholders), and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions.
Our Class B common stock has twenty votes per share, and our Class A common stock, which is the stock we are offering in this initial public offering, has one vote per share. Upon the closing of this offering, Mr. Leach and entities affiliated with Mr. Leach will hold all of the issued and outstanding shares of our Class B common stock. Accordingly, upon the closing of this offering, Mr. Leach will hold approximately 69.74% of the voting power of our outstanding capital stock in the aggregate, which voting power may increase over time as Mr. Leach’s equity awards (including in connection with the Equity Award Exchange) outstanding at the time of the completion of this offering are exercised or vested. If all such equity awards held by Mr. Leach had been exercised or vested as of the date of the completion of this offering, Mr. Leach and entities affiliated with Mr. Leach would collectively hold 77.13% of the voting power of our outstanding capital stock. As a result, Mr. Leach will generally be able to determine any action requiring the approval of our stockholders, subject to limited exceptions, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws (where adopted by stockholders), and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions. Mr. Leach may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing, or deterring a change in control of our Company, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of our Company, and might ultimately affect the market price of our Class A common stock.
Future transfers by the holders of Class B common stock will generally result in those shares automatically converting into shares of Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning or other transfers among Mr. Leach and his family members and affiliates. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon the earliest of (i) the date fixed by the board of directors that is no less than 61 days and no more than 180 days following the first time after 11:59 p.m. Eastern Time on the closing date of the initial sale of shares of Class A common stock in this initial public offering that the number of outstanding shares of Class B common stock is less than five percent (5%) of the total outstanding shares of our capital stock, (ii) 5:00 p.m. Eastern Time on the date that is seven years after the closing date of the initial sale of shares of Class A common stock in this initial public offering, (iii) the date fixed by the board of directors that is no less than 61 days and no more than 180 days following the first time after 11:59 p.m. Eastern Time on the closing date of the initial sale of shares of Class A common stock in this initial public offering that Mr. Leach is no longer providing services to the Company as an officer, director, employee, or consultant, and (iv) the date of the death or permanent disability of Mr. Leach. We refer to the date on which such final conversion of all outstanding shares of Class B common stock pursuant to the terms of our amended and restated certificate of incorporation occurs as the Final Conversion Date. For information about our dual class structure, see the section titled “Description of Capital Stock.”
We cannot predict the effect our dual class structure may have on the trading price of our Class A common stock.
We cannot predict whether our dual class structure will result in a lower or more volatile trading price of our Class A common stock, adverse publicity, or other adverse consequences. For example, certain index providers have announced restrictions affecting companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of a company’s voting rights in the hands of public stockholders. Under this policy, the dual class structure of our common stock could make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices would not invest in our Class A common stock. These policies are relatively new and it is unclear what effect, if any, they will have or continue to have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. Because of the dual class structure of our common stock, we may be excluded from certain indices, and other stock indices may take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices could preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the trading price of our Class A common stock could be adversely affected.
The public trading price of our Class A common stock may be volatile, and the value of our Class A common stock may decline.
We cannot predict the prices at which our Class A common stock will trade. The initial public offering price of our Class A common stock will be determined by negotiations between us, the selling stockholders, and the underwriters and may not bear any relationship to the market price at which our Class A common stock will trade after this offering or to any other established criteria of the value of our business and prospects, and the market price of our Class A common stock following this offering may fluctuate substantially and may be lower than the initial public offering price. In addition, the trading price of our Class A common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our Class A common stock as you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our Class A common stock include the following:
•price and volume fluctuations in the overall stock market from time to time;
•volatility in the trading prices and trading volumes of technology stocks;
•changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;
•sales or expected sales of shares of our Class A common stock by us or our stockholders;

•failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow us or our failure to meet these estimates or the expectations of investors;
•any plans we may have to provide or not to provide financial guidance or projections, which may increase the probability that our financial results are perceived as not in line with analysts’ expectations;
•if we do provide financial guidance or projections, any changes in those projections or our failure to meet those projections;
•changes in the anticipated future size or growth rate of our addressable markets;
•announcements by us or our competitors of new solutions or platform features;
•the public’s reaction to our press releases, other public announcements and filings with the SEC;
•rumors and market speculation involving us or other companies in our industry;
•actual or anticipated changes in our results of operations or fluctuations in our results of operations;
•actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;
•litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;
•actual or perceived privacy or security breaches or other incidents;
•developments or disputes concerning our intellectual property or other proprietary rights;
•announced or completed acquisitions of businesses, services, or technologies by us or our competitors;
•new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
•changes in accounting standards, policies, guidelines, interpretations, or principles;
•any additions or departures of board members, management, or key personnel;
•expiration of lock-up agreements and market stand-off provisions;
•the impact of seasonality;
•other events or factors, including those resulting from war, incidents of terrorism, or pandemics including the COVID-19 pandemic; and
•general economic conditions and slow or negative growth of our markets.
In addition, stock markets, and the market for technology companies in particular, have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies, including technology companies, have fluctuated in a manner often unrelated to the operating performance of those companies. In the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

No public market for our Class A common stock currently exists, and an active public trading market may not develop or be sustained following this offering.
No public market for our Class A common stock currently exists. An active public trading market for our Class A common stock may not develop following the completion of this offering or, if developed, it may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.
Although we do not expect to rely on the “controlled company” exemption under the listing standards of the New York Stock Exchange, we expect to have the right to use such exemption and therefore we could in the future avail ourselves of certain reduced corporate governance requirements.
As a result of our dual class common stock structure, Mr. Leach and entities affiliated with Mr. Leach will hold a majority of the voting power of our outstanding capital stock following the completion of this offering and Mr. Leach will have the authority to vote the shares of Class B common stock at his discretion on all matters to be voted upon by stockholders. Therefore, we will be considered a “controlled company” as that term is set forth in the listing standards of the New York Stock Exchange. Under these listing standards, a company in which over 50% of the voting power for the election of directors is held by an individual, a group, or another company is a “controlled company” and may elect not to comply with certain listing standards of the New York Stock Exchange regarding corporate governance, including:
•the requirement that a majority of its board of directors consist of independent directors;
•the requirement that its nominating or corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and an annual performance evaluation of the committee; and
•the requirement that its compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, an annual performance evaluation of the committee, and the rights and responsibilities of the committee related to any compensation consultant, independent legal counsel, or any other advisor retained by the committee.
These requirements would not apply to us if, in the future, we choose to avail ourselves of the “controlled company” exemption. Although we qualify as a “controlled company,” we do not currently expect to rely on these exemptions and intend to fully comply with all corporate governance requirements under the listing standards of the New York Stock Exchange. However, if we were to utilize some or all of these exemptions, we would not comply with certain of the corporate governance standards of the New York Stock Exchange, which could adversely affect the protections for other stockholders.
Future sales of our Class A common stock in the public market could cause the market price of our Class A common stock to decline.
Additional sales of a substantial number of shares of our Class A common stock in the public market after this offering, or the perception that such sales may occur, could have an adverse effect on our stock price and could impair our ability to raise capital through the sale of additional stock. In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our Class A common stock. Issuing additional shares of our common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our Class A common stock or both.

Upon the completion of this offering, we will have 27,221,509 shares of Class A common stock issued and outstanding (or 27,221,509 shares of Class A common stock if the underwriters exercise their option to purchase additional shares). The Class A common stock offered hereby will be freely tradable without restriction under the Securities Act of 1933, as amended (the Securities Act), except for any shares of Class A common stock that may be held or acquired by our directors, executive officers and other affiliates (as that term is defined in the Securities Act), which will be restricted securities under the Securities Act.
All of our directors and officers and the holders of substantially all of our capital stock and securities convertible into our capital stock are subject to lock-up agreements that restrict their ability to transfer shares of our capital stock as detailed in the sections titled “Shares Eligible for Future Sale” and “Underwriting.”
Upon the expiration of the restricted period described above, substantially all of the securities subject to such lock-up and market standoff restrictions will become eligible for sale, subject to compliance with applicable securities laws. Furthermore, Goldman Sachs & Co. LLC, Citigroup Global Markets Inc., and BofA Securities, Inc. may waive the lock-up agreements and market standoff agreements entered into by our executive officers, directors, and record holders of our securities before they expire.
We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and have the option to use certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (A) following the fifth anniversary of this offering, (B) in which we have total annual revenue of at least $1.235 billion, or (C) in which we are deemed to be a large accelerated filer, with at least $700 million of equity securities held by non-affiliates as of the prior June 30th, and (ii) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.
Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. Further, we may take advantage of some of the other reduced regulatory and reporting requirements that will be available to us so long as we qualify as an “emerging growth company.”
Among other things, this means that our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal controls over financial reporting so long as we qualify as an emerging growth company, which may increase the risk that weaknesses or deficiencies in our internal controls over financial reporting go undetected. Likewise, so long as we qualify as an emerging growth company, we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate our Company. As a result, investor confidence in our Company and the market price of our Class A common stock may be adversely affected. Further, we cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.
Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the market price of our Class A common stock.
Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law (DGCL) may discourage, delay, or prevent a change in control by prohibiting us from engaging in certain business combinations with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our Company more difficult, including the following:
•certain amendments to our amended and restated certificate of incorporation or our amended and restated bylaws will require the approval of at least 66 2/3% of the voting power of our then-outstanding and issued capital stock;
•our board of directors will be classified into three classes of directors with staggered three-year terms and stockholders will only be permitted to remove directors from office for cause from and after the Voting Threshold Date (as defined in our amended and restated certificate of incorporation) and for so long as the board is classified;
•our dual class common stock structure generally will provide Bryan Leach, our Founder, Chief Executive Officer and President and member of our board of directors, with the ability to determine the outcome of matters requiring stockholder approval, subject to limited exceptions, even if he owns significantly less than a majority of the shares of our outstanding capital stock;
•from and after the Voting Threshold Date (as defined in our amended and restated certificate of incorporation), our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;
•our amended and restated certificate of incorporation will not provide for cumulative voting;
•vacancies and other unfilled seats on our board of directors will be able to be filled only by our board of directors and not by stockholders;
•a special meeting of our stockholders may only be called by the chairperson of our board of directors, our Chief Executive Officer, our President, or the board acting pursuant to a resolution adopted by a majority of the total number of authorized directors whether or not there exist any vacancies or unfilled seats in previously authorized directorships on our board of directors;
•unless we consent in writing to the selection of an alternative forum, certain litigation against us or our directors, officers, stockholders, or employees can only be brought in Delaware;
•our amended and restated certificate of incorporation will authorize 100 million shares of undesignated preferred stock, the terms of which may be established and shares of which may be issued by the board of directors without further action by our stockholders, except that the approval of a majority of the outstanding shares of Class B common stock is required for the issuance of any shares of capital stock having the right to more than one vote per share; and

•advance notice procedures apply for stockholders to nominate candidates for election as directors at an annual or special meeting of stockholders or to propose business before an annual meeting of stockholders.
These provisions, alone or together, could discourage, delay or prevent a transaction involving a change in control of our Company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.
Our amended and restated bylaws that will become effective in connection with this offering will generally provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, stockholders or employees.
Our amended and restated bylaws that will become effective in connection with this offering generally provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for the following types of proceedings:
•any derivative action or proceeding brought on behalf of us;
•any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, stockholders, or other employees to us or our stockholders;
•any action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended from time to time); or
•any action asserting a claim governed by the internal affairs doctrine.
Our amended and restated bylaws further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, these exclusive-forum provisions may make it more expensive for stockholders to bring a claim than if the stockholders were permitted to select another jurisdiction and may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, stockholders, or other employees, which may discourage lawsuits against us and our directors, officers, stockholders, and other employees. Our amended and restated bylaws also limit the ability of a person to bring a claim in a judicial forum that it finds favorable for disputes arising under the Securities Act against any person in connection with any offering of the Company’s securities, including any auditor, underwriter, expert, control person, or other defendant. Any person or entity purchasing, holding, or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. The enforceability of similar choice of forum provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. We also note that stockholders cannot waive compliance (or consent to noncompliance) with the federal securities laws and the rules and regulations thereunder. If a court were to find either exclusive-forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could significantly harm our business.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendation regarding our Class A common stock adversely, the market price and trading volume of our Class A common stock could decline.
The market price and trading volume for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market, or our competitors. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If any of the analysts who cover us change their recommendation regarding our Class A common stock adversely, provide more favorable relative recommendations about our competitors or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which could cause the price and trading volume of our Class A common stock to decline.
We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.
We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, our ultimate use may vary substantially from our currently intended use. Investors will need to rely upon the judgment of our management with respect to the use of proceeds. Pending use, we may invest the net proceeds from this offering in investment-grade, interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations, and prospects could be harmed, and the market price of our common stock could decline.
You will experience immediate and substantial dilution in the net tangible book value of the shares of Class A common stock you purchase in this offering.
The initial public offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our Class A common stock immediately after this offering. If you purchase shares of our Class A common stock in this offering, you will suffer immediate dilution of $70.23 per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to the sale of Class A common stock in this offering and an assumed initial public offering price of $80.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus. See the section titled “Dilution.”
Additional issuances of our stock could result in significant dilution to our stockholders.
Additional issuances of our stock will result in dilution to existing holders of our capital stock. Also, to the extent outstanding additional shares subject to options and warrants to purchase our capital stock are authorized and exercised, there will be further dilution. The amount of dilution could be substantial depending upon the size of the issuance or exercise. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our shares. In addition, the perceived risk of dilution as a result of the significant number of outstanding warrants may cause our common stockholders to be more inclined to sell their shares, which would contribute to a downward movement in the price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our common stock price could encourage investors to engage in short sales of our Class A common stock, which could further contribute to price declines in our common stock. The fact that our warrant holders can sell substantial amounts of our Class A common stock in the public market could make it more difficult for us to raise additional funds through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate, or at all.
To the extent we issue shares of our capital stock to effect a business combination, the potential for the issuance of a substantial number of additional shares upon exercise of our warrants could make us a less attractive acquisition vehicle in the eyes of a target business since the exercise of warrants could reduce the value of the shares issued to complete the business combination. Accordingly, our warrants may make it more difficult to effectuate a business combination or increase the cost of acquiring the target business. Further, our warrants could make the structuring of any strategic transaction more complex and affect the terms of any such strategic transaction.
For example, as further described in the section titled “Certain Relationships and Related Party Transactions—Agreements with Walmart”, on May 17, 2021, we issued a common stock purchase warrant (the Walmart Warrant) to Walmart in connection with a multi-year strategic relationship that makes Ibotta the exclusive provider of digital item-level rebate offer content for Walmart U.S.
Pursuant to the terms of the Walmart Warrant, Walmart has the right to purchase up to 3,528,577 shares of our Class A common stock, subject to a non-discretionary anti-dilution provision, at an exercise price of $70.12 per share, except that if our stock is priced in our initial public offering at less than $ $70.12 per share (taking into account any adjustments for stock splits and similar measure), the exercise price will be decreased to a price that is 10% below the price specified for our initial public offering.
As part of our business strategy, we may acquire or make investments in companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.
General Risks
Natural disasters and other events beyond our control could harm our business.
Natural disasters or other catastrophic events may cause damage or disruption to our operations, non-U.S. commerce and the global economy, and thus could have a negative effect on us. Our facilities are located in Denver, Colorado. Our business operations are subject to interruption by natural disasters, blizzards, flooding, fire, power shortages, pandemics, terrorism, political unrest, telecommunications failure, vandalism, cyberattacks, geopolitical instability, war, the effects of climate change, and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our solutions to our customers, could decrease demand for our solutions, could make existing customers unable or unwilling to fulfill their contractual requirements to us, including their payment obligations, and could cause us to incur substantial expense, including expenses or liabilities arising from potential litigation. Our insurance may not be sufficient to cover losses or additional expense that we may sustain. Customer data could be lost, significant recovery time could be required to resume operations and our business, financial condition, results of operations, and prospects could be adversely affected in the event of a major natural disaster or catastrophic event. The occurrence of any of these business disruptions could seriously harm our business, financial condition, results of operations, and prospects.
We do not intend to pay dividends on our Class A common stock in the foreseeable future, so any returns will be limited to the value of our Class A common stock.
We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not anticipate declaring or paying any dividends to holders of our capital stock in the foreseeable future. In addition, our credit agreement contains restrictions on our ability to pay dividends. Consequently, you may need to rely on sales of our Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of the federal securities laws, which involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “would,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “seek,” “aim,” “look,” “wish,” “hope,” “pursue,” “propose,” “design,” “forecast,” “try,” “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•our expectations regarding financial results and performance, including our operational and financial targets, key metrics, and our ability to maintain profitability and generate profitable growth over time as well as our preliminary financial results for the three months ended March 31, 2024;
•our ability to successfully execute our business and growth strategy;
•our expectations regarding the capabilities of our platform and technology;
•the sufficiency of our cash, cash equivalents, and marketable securities to meet our liquidity needs;
•the demand for the IPN including the size of our addressable market, market share, and market trends;
•our ability to renew, maintain, and expand our relationships with publishers, CPG brands, and retailers;
•our ability to grow the number of redeemers that use our platform and the amount redeemed by our redeemers;
•our expectations regarding the macroeconomic environment, including rising inflation and interest rates, and uncertainty in the global banking and financial services markets;
•our ability to develop and protect our brand;
•our ability to effectively manage costs;
•our ability to develop new offerings, services, and features and bring them to market in a timely manner and make enhancements to our platform;
•our ability to compete with existing and new competitors in existing and new markets and offerings;
•our expectations regarding outstanding litigation and legal and regulatory matters;
•our expectations regarding the effects of existing and developing laws and regulations and our ability to comply with such laws and regulations including privacy matters;
•our ability to collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of and share data about redeemers and our publishers, CPG brands, and retailers;
•our ability to manage and insure operations-related risk associated with our business;
•our expectations regarding our market opportunity and new and evolving markets;

•our ability to maintain the security and availability of the IPN;
•our expectations and management of future growth;
•our expectations concerning relationships with third parties, including with Walmart and Dollar General;
•our ability to expand into new verticals;
•our ability to maintain, protect, and enhance our intellectual property;
•the need to hire additional personnel and our ability to attract and retain such personnel;
•our ability to obtain additional capital and maintain cash flow or obtain adequate financing or financing on terms satisfactory to us;
•our expectations that we will not rely on the “controlled company” exemption under the listing standards of the New York Stock Exchange;
•the increased expenses associated with being a public company;
•the future trading prices of our common stock;
•the impact of the COVID-19 pandemic, or a similar public health threat, or the ongoing conflict between Russia and Ukraine and the recent escalation of conflict between Hamas and Israel, on global capital and financial markets, political events, general economic conditions in the United States, and our business and operations; and
•our anticipated uses of net proceeds from this offering.
We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations, and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties, and assumptions described in the section titled “Risk Factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events, or otherwise.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus. While we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

MARKET, INDUSTRY, AND OTHER DATA
Unless otherwise indicated, estimates and information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations, market position, market opportunity, and market size, are based on industry publications and reports generated by third-party providers, other publicly available studies, and our internal sources and estimates. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we are responsible for all of the disclosure contained in this prospectus and we believe the information from the industry publications and other third-party sources included in this prospectus is reliable, we have not independently verified the accuracy or completeness of the data contained in such sources. The content of, or accessibility through, the below sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein and any websites are an inactive textual reference only.
The sources of the statistical data, estimates, and market and industry data contained in this prospectus are provided below:
•Bamboo Rose, FMI Report: 41% of Shoppers are Buying More Private Brands, July 2022
•Bankrate, LLC, Survey: The average American feels they’d need over $200K a year to be financial comfortable, July 2023
•Bond Brand Loyalty Inc., Growth of Customer Loyalty Strategies Raises Bar on Innovation, June 2023
•Built In, Inc., 2023 Best Places to Work, 2023
•Built In, Inc., The Best Places to Work, 2022
•Built In, Inc., The Best Places to Work, 2021
•Cadent Consulting Group, 2022 Marketing Spending, Navigating CPG Marketing Spending in an Inflation Dominated World, December 2022
•CapitalOne Shopping Research, Coupon Statistics, January 2024
•Cision PR Newswire, EY announces Ibotta, Inc.'s Founder & CEO, Bryan Leach, is an EY Entrepreneur Of The Year® 2015 Award winner in the Mountain Desert Region, July 2015
•Cision PR Newswire, Ibotta Recognized by The Denver Post as a Colorado “Top Workplace,” May 2019
•ColoradoBiz Magazine, CEO of the Year: Colorado’s King of Couponing 2.0, November 2018
•Competitive Media Report, LLC d/b/a VIVVIX, Promotion Trends 2022: A Mid-Year Catch-Up, July 2022
•Glassdoor LLC, Top CEOs 2018, Employees’ Choice, 2018
•Inc., Best Workplaces 2023, 2023
•Incisiv Inc. and Wynshop, Digital Maturity Benchmark, Grocery Industry 2023, 2023
•McKinsey & Company, Commerce Media: The New Force Transforming Advertising, July 2022
•The New York Times, As Prices Skyrocket, Coupons are Harder to Find Than Ever, June 2022
•The NPD Group, L.P., The Shrinking Impact of Promotions, February 2023

•PYMNTS, New Reality Check: The Paycheck-to-Paycheck Report, February 2023
•Retail Insight Limited, Food Inflation Bites: 68% of US Shoppers Now More Cost-Conscious, 2023
•Shopify, 7 Innovative Customer Loyalty Programs and How to Start, June 2022
•Statista Inc., Consumers’ Weekly Grocery Shopping Trips in the United States from 2006 to 2022, February 2024
•Statista Inc., How Important are the Following Aspects in Your Choice of Grocery Stores?, August 2023
•Statista Inc., Leading Supermarkets in the United States in 2021, Based on Retail Sales, September 2022
•Statista Inc., Number of Stores of Selected Mass Merchandise Retailers in the United States in 2022, July 2023
•Statista Inc., Share of Consumers Using Physical and Online Coupons in the United States in 2023, June 2023
•Statista Inc., U.S. Dollar Stores - Statistics & Facts, November 2022
•The Denver Post, Top Workplace 2021: The Best Large Companies to Work for in Colorado, 2021
•The Denver Post, Top Workplaces 2018: List of Recognized Companies, 2018
•The Denver Post, Top Workplaces 2017: List of Recognized Companies, 2017
•The Wall Street Journal and Deloitte Touche Tohmatsu Limited, Overall Marketing Budget Growth Slows, Digital Spending Increases, August 2023
•The Wall Street Journal, More Shoppers Buy Store Brands, Eating Into Big Food Companies’ Sales, July 2022
•Winsight LLC, More Than Half Of Consumers Say Grocery Delivery Costs Too Much, August 2022
•WordStream, Inc., 165 Strategy-Changing Digital Marketing Statistics for 2023, October 2023
•yahoo!finance, Digital Coupons Market to Hit USD 6,837.16 Mn By 2030, A Detailed Analysis, August 2023

USE OF PROCEEDS
We estimate that the net proceeds to us from the sale of the shares of our Class A common stock in this offering will be approximately $178.5 million, based upon an assumed initial public offering price of $80.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of Class A common stock in this offering by the selling stockholders identified in this prospectus.
Each $1.00 increase or decrease in the assumed initial public offering price of $80.00 per share would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $2.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million shares in the number of shares offered by us in this offering would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $75.0 million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may change the time at which we will need to seek additional capital.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, and enable access to the public equity markets for us and our stockholders.
We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we may invest the net proceeds that we receive in this offering in short-term, investment grade, interest-bearing instruments.

DIVIDEND POLICY
We have not declared or paid any cash dividends on our capital stock since our date of incorporation. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements and contractual restrictions of any then-existing debt instruments, and other factors that our board of directors may deem relevant.

CAPITALIZATION
The following table sets forth our cash, cash equivalents, and investments and capitalization as of December 31, 2023, as follows:
•on an actual basis without any adjustments to reflect subsequent or anticipated events;
•on a pro forma basis, giving effect to (i) the Capital Stock Conversion, as if such conversion had occurred on December 31, 2023, (ii) the Notes Conversion, as if such conversion had occurred on December 31, 2023, (iii) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will become effective prior to the completion of this offering and will effect the Reclassification as if it had occurred on December 31, 2023, and (iv) the Class B Stock Exchange, as if such exchange had occurred on December 31, 2023; and
•on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above, and (ii) the sale and issuance by us of 2,500,000 shares of our Class A common stock in this offering, based upon the assumed initial public offering price of $80.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The pro forma as adjusted information set forth below is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2023
	Actual	Pro Forma	Pro Forma As Adjusted(1)(2)

	(unaudited) (in thousands, except share and per share data)
Cash, cash equivalents, and investments	$62,591	$62,591	$245,091
Convertible notes, net	$64,448	$—	$—
Convertible notes derivative liability	25,400	—	—
Stockholders’ equity (deficit):
Series Seed preferred stock, par value $0.00001 per share; 2,407,363 shares authorized, 2,407,363 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Series A preferred stock, par value $0.00001 per share; 1,984,186 shares authorized, 1,984,186 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Series B preferred stock, par value $0.00001 per share; 3,824,091 shares authorized, 3,824,091 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Series C preferred stock, par value $0.00001 per share; 3,300,548 shares authorized, 3,300,548 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Series C-1 preferred stock, par value $0.00001 per share; 1,578,552 shares authorized, 1,578,552 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Series D preferred stock, par value $0.00001 per share; 4,151,214 shares authorized, 4,151,214 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Class A common stock, par value $0.00001 per share; no shares authorized, issued and outstanding, actual; 3,000,000,000 shares authorized, 24,193,509 shares issued and outstanding, pro forma; 3,000,000,000 shares authorized, 27,221,509 shares issued and outstanding, pro forma as adjusted	—	—	—
Class B common stock, par value $0.00001 per share; no shares authorized, issued and outstanding, actual; 350,000,000 shares authorized, 3,668,427 shares issued and outstanding, pro forma; 350,000,000 shares authorized, 3,137,427 shares issued and outstanding, pro forma as adjusted	—	—	—
Common stock, par value $0.00001 per share; 40,000,000 shares authorized, 9,207,337 shares issued and outstanding, actual; 3,350,000,000 shares authorized, 27,861,936 shares issued and outstanding, pro forma; 3,350,000,000 shares authorized, 30,358,936 shares issued and outstanding pro forma as adjusted	—	—	—
Additional paid-in capital	237,116	374,052	552,552
Accumulated deficit	(209,188)	(256,276)	(256,276)
Total stockholders’ equity (deficit)	27,928	117,776	296,276
Total capitalization	$117,776	$117,776	$296,276

_______________
(1)Each $1.00 increase or decrease in the assumed initial public offering price of $80.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our cash, cash equivalents, and investments, additional paid-in-capital, total stockholders’ equity (deficit), and total capitalization by $5.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. Each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, each of our cash, cash equivalents, and investments, working capital, total assets, and total stockholders’ equity (deficit) by approximately $75.0 million, assuming no change in the assumed initial public offering price of $80.00 per share and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.
(2)As of December 31, 2023 the Company had incurred and paid $4.0 million of the total estimated offering expenses.
The pro forma and pro forma as adjusted columns in the table above are based on 24,193,509 shares of our Class A common stock and 3,668,427 shares of our Class B common stock outstanding as of December 31, 2023 (after giving effect to the Capital Stock Conversion, Notes Conversion, the Reclassification, and the Class B Stock Exchange), and exclude the following:
•4,516,612 shares of our Class A common stock issuable upon exercise of options to purchase shares of our Class A common stock outstanding as of December 31, 2023 under our 2011 Equity Incentive Plan (2011 Plan), at a weighted average exercise price of $14.34 per share;
•184,148 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock that we granted after December 31, 2023 under our 2011 Plan, at an exercise price of $31.15 per share;
•305,172 shares of Class A common stock issuable upon the vesting and settlement of restricted stock unit awards that we granted after December 31, 2023 under our 2011 Plan, 8,973 of which were issued to Bryan Leach, our Founder, Chief Executive Officer and President and member of our board of directors that can be exchanged for a number of shares of Class B common stock of equivalent value pursuant to the Equity Exchange Right Agreement (as defined below);
•707,365 shares of Class A common stock issuable upon the vesting and settlement of restricted stock unit awards to be effective immediately prior to the initial public offering, based upon an assumed initial public offering price of $80.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, up to 413,213 of which will be granted to Bryan Leach that can be exchanged for a number of shares of Class B common stock of equivalent value pursuant to the Equity Exchange Right Agreement;
•30,000 shares of Class A common stock issuable upon the vesting and settlement of restricted stock unit awards to be effective immediately after the completion of the initial public offering, based upon an assumed initial public offering price of $80.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus;
•3,000 shares of Class A common stock that were repurchased by us after December 31, 2023;
•569,736 shares of Class A common stock reserved for future issuance under our 2011 Plan as of December 31, 2023, which shares will be added to the shares to be reserved for issuance under our 2024 Equity Incentive Plan (2024 Plan), which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part;
•4,300,000 shares of our Class A common stock reserved for future issuance under our 2024 Plan as well as any automatic increases in the number of shares of our Class A common stock reserved for future issuance under the 2024 Plan;

•715,000 shares of our Class A common stock to be reserved for future issuance under our 2024 Employee Stock Purchase Plan (ESPP), which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP; and
•4,162,957 shares of Class A common stock reserved for future issuance under the Walmart Warrant held by Walmart which takes into account an anti-dilution adjustment of 634,380 shares of Class A common stock following the Notes Conversion and certain option and restricted stock unit grants made following the issuance of the Walmart Warrant. The vesting and exercise terms of the Walmart Warrant are further described in the section titled “Certain Relationships and Related Party Transactions—Agreements with Walmart.”
In addition, following the effectiveness of the amended and restated certificate of incorporation, we may issue up to 1,452,128 shares of Class B common stock in exchange for a number of shares of Class A common stock of equivalent value pursuant to the Equity Exchange Right Agreement.

DILUTION
If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock after this offering.
Net tangible book value (deficit) per share is determined by dividing our total tangible assets less our total liabilities and convertible preferred stock by the number of shares of our common stock outstanding. Our historical net tangible book value as of December 31, 2023 was $27.3 million, or $2.96 per share. Our pro forma net tangible book value as of December 31, 2023 was $117.1 million, or $4.22 per share, based on the total number of shares of our Class A common stock and Class B common stock outstanding as of December 31, 2023, after giving effect to (i) the Capital Stock Conversion, (ii) the Notes Conversion (iii) the Reclassification, and (iv) the Class B Stock Exchange.
After giving further effect to the receipt of the net proceeds from our issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $80.00 per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2023 would have been approximately $295.6 million, or $9.77 per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $5.55 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of approximately $70.23 per share to new investors purchasing shares of our Class A common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the estimated offering price that a new investor will pay for a share of Class A common stock. There is no impact on dilution per share to investors participating in this offering as a result of the sale of shares of Class A common stock by selling stockholders. The following table illustrates this dilution:

Assumed initial public offering price per share		$80.00
Historical net tangible book value per share as of December 31, 2023	$2.96
Pro forma increase in net tangible book value per share as of December 31, 2023	1.26
Pro forma net tangible book value per share as of December 31, 2023	4.22
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares of Class A common stock in this offering	$5.55
Pro forma as adjusted net tangible book value per share following this offering		$9.77
Dilution per share to new investors purchasing shares in this offering		$70.23
Each $1.00 increase in the assumed initial public offering price of $80.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value per share after this offering by approximately $0.09 per share, and dilution in pro forma as adjusted net tangible book value per share to new investors by approximately $0.91 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 decrease in the assumed initial public offering price of $80.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by approximately $0.08 per share, and dilution in pro forma as adjusted net tangible book value per share to new investors by approximately $0.92 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each increase of 1,000,000 shares in the number of shares offered in this offering, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value after this offering by approximately $75.0 million, or $2.09 per share, and would decrease the dilution per share to new investors by $2.09 per share, assuming that the assumed initial public offering price of $80.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Each decrease of 1,000,000 shares in the number of shares offered in this offering, as set forth on the cover page of this prospectus, would decrease our pro forma as adjusted net tangible book value after this offering by approximately $75.0 million, or $2.23 per share, and would increase the dilution per share to new investors by $2.23 per share, assuming that the assumed initial public offering price of $80.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The following table presents, as of December 31, 2023, after giving effect to (i) the Capital Stock Conversion as if such conversion had occurred on December 31, 2023, (ii) the Notes Conversion, as if such conversion had occurred on December 31, 2023, (iii) the Reclassification as if such Reclassification had had occurred on December 31, 2023, and (iv) the Class B Stock Exchange as if such stock exchange had occurred on December 31, 2023, the differences between the existing stockholders and the new investors purchasing shares of our Class A common stock in this offering with respect to the number of shares purchased from us, the total consideration paid, or to be paid, to us, and the average price per share paid, or to be paid. The calculation below is based on an assumed initial public offering price of $80.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering	27,748,090	92%	$357,434,274	64%	$12.88
Investors purchasing shares in this offering	2,500,000	8%	$200,000,000	36%	$80.00
Total	30,248,090	100%	$557,434,274	100%
Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders before this offering to be reduced to 24,623,090 shares, or 81% of the total number of shares of our Class A common stock outstanding immediately after the completion of this offering, and will increase the number of shares held by investors in this offering to 5,625,000 shares, or 19% of the total number of shares of our common stock outstanding immediately after the completion of this offering.
Each $1.00 increase (decrease) in the assumed initial public offering price of $80.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $5.6 million, assuming the number of shares of Class A common stock offered by us and the selling stockholders remains the same.
The number of shares of our Class A common stock and Class B common stock to be outstanding after this offering is based on 24,193,509 shares of our Class A common stock and 3,668,427 shares of our Class B common stock outstanding as of December 31, 2023, after giving effect to the Capital Stock

Conversion, the Notes Conversion, the Reclassification, and the Class B Stock Exchange as if each had occurred on December 31, 2023, and excludes the following:
•4,516,612 shares of our Class A common stock issuable upon exercise of options to purchase shares of our Class A common stock outstanding as of December 31, 2023 under our 2011 Plan, at a weighted average exercise price of $14.34 per share;
•184,148 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock that we granted after December 31, 2023 under our 2011 Plan, at an exercise price of $31.15 per share;
•305,172 shares of Class A common stock issuable upon the vesting and settlement of restricted stock unit awards that we granted after December 31, 2023 under our 2011 Plan, 8,973 of which were issued to Bryan Leach, our Founder, Chief Executive Officer and President and member of our board of directors that can be exchanged for a number of shares of Class B common stock of equivalent value pursuant to the Equity Exchange Right Agreement (as defined below);
•707,365 shares of Class A common stock issuable upon the vesting and settlement of restricted stock unit awards to be effective immediately prior to the initial public offering, based upon an assumed initial public offering price of $80.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, up to 413,213 of which will be granted to Bryan Leach that can be exchanged for a number of shares of Class B common stock of equivalent value pursuant to the Equity Exchange Right Agreement;
•30,000 shares of Class A common stock issuable upon the vesting and settlement of restricted stock unit awards to be effective immediately after the completion of the initial public offering, based upon an assumed initial public offering price of $80.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus;
•3,000 shares of Class A common stock that were repurchased by us after December 31, 2023;
•569,736 shares of Class A common stock reserved for future issuance under our 2011 Plan as of December 31, 2023, which shares will be added to the shares to be reserved for issuance under our 2024 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part;
•4,300,000 shares of our Class A common stock reserved for future issuance under our 2024 Plan as well as any automatic increases in the number of shares of our Class A common stock reserved for future issuance under the 2024 Plan;
•715,000 shares of our Class A common stock to be reserved for future issuance under our ESPP, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of our Class A common stock reserved for future issuance under the ESPP; and
•4,162,957 shares of Class A common stock reserved for future issuance under the Walmart Warrant held by Walmart which takes into account an anti-dilution adjustment of 634,380 shares of Class A common stock following the Notes Conversion and certain option and restricted stock unit grants made following the issuance of the Walmart Warrant. The vesting and exercise terms of the Walmart Warrant are further described in the section titled “Certain Relationships and Related Party Transactions—Agreements with Walmart.”
In addition, following the effectiveness of the amended and restated certificate of incorporation, we may issue up to 1,452,128 shares of Class B common stock in exchange for a number of shares of Class A common stock of equivalent value pursuant to the Equity Exchange Right Agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements, such as those relating to our plans, objectives, expectations, intentions, and beliefs, which involve risks and uncertainties. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.
Overview
Ibotta is a technology company that allows CPG brands to deliver digital promotions to over 200 million consumers through a single, convenient network called the Ibotta Performance Network (IPN). We are pioneers in success-based marketing; we only get paid when our client’s promotion results in a sale, not when a consumer merely views or clicks on the promotion. We have built the largest digital item-level promotions network in the United States by forming strategic relationships with major retailers such as Walmart Inc. (Walmart) and Dollar General Corporation (Dollar General), which use our digital offers to power their loyalty programs on a white-label basis. Through the IPN, our clients can also reach millions more consumers on our widely used rewards app digital properties, which include the Ibotta-branded cash back mobile app, website, and browser extension (collectively, Ibotta D2C).
We work directly with over 850 different clients, representing over 2,400 different CPG brands, to source exclusive offers as of December 31, 2023. Most of our offers cover products in non-discretionary categories, such as grocery, but we also work with general merchandise manufacturers in categories such as toys, clothing, beauty, electronics, pet, home goods, and sporting goods. Over time, our clients have generally ramped up their spend with us, and they rarely drop off our network. In fact, of our top 100 clients, 96% were retained from 2022 to 2023.
We deliver success-based digital promotions at-scale because we manage a growing, open network of third-party publishers that host our offers. Retailers are among our most important publishers because their apps and websites are frequently visited by consumers with high purchase intent. A retailer may ingest digital offers from Ibotta’s Application Programming Interface (API) and present them to its consumers as part of its own branded loyalty program. We call these partners “retailer publishers.” In addition to providing digital offers for retailers, Ibotta also makes the same offers available on its own digital properties, which include Ibotta D2C. Since 2012, over 50 million Americans have registered for our free app. Ibotta D2C reaches a highly engaged audience of savings-conscious consumers who want a single digital starting point where they can find cash back offers across a variety of retailers. Many of these consumers decide where to shop based on the availability of deals in different retailers. Once the IPN launched, Ibotta D2C became a publisher on the IPN, meaning it is now one of many nodes through which our digital offers are delivered to the end consumer.
Impact of Macroeconomic Conditions
Our business and results of operations are subject to global economic conditions. Our revenue depends on the ability of consumers to buy products that are featured on the IPN. Deteriorating macroeconomic conditions, including slower growth or a recession, inflation, bank failures, supply chain disruption, increases in interest rates, increases to fuel and other energy costs or vehicle costs, geopolitical events, including the potential for new or unforeseen conflicts such as the impact of the Russia and Ukraine conflict and Hamas and Israel conflict, changes in the labor market, downturns which could result in store closures or publisher or retail failures or decreases in consumer spending power or confidence, have in the past and could in the future result in a decline in client spending which would adversely affect the number of offer redemptions.
In the first half of 2022, our D2C redemptions per redeemer were negatively impacted by supply chain constraints, which made it difficult for our clients to keep their products on shelves and decreased promotions on products purchased with high frequency. Clients experienced decreased inventory levels, increased shipment delays, increased freight costs, and elevated levels of demand leading to decreased demand for our platform and decreased revenues as well as decreased earning opportunities. In the second half of 2022, our clients saw reduced supply chain constraints, resulting in increased redemptions and redemptions per redeemer. To mitigate the impact of any future supply chain disruptions, we are focused on diversifying the offers available on the Ibotta Performance Network by renewing, maintaining, and expanding our relationships with publishers and CPG brands. These mitigation efforts have thus far not introduced new material risks, including those related to product quality, reliability, or regulatory approval of services. However, we are unable to predict if there will be future deteriorating macroeconomic conditions that may harm growth and profits in future periods.
Management continues to actively monitor the impact of these macroeconomic factors on our financial condition, liquidity, operations, and workforce. For more information on risks associated with macroeconomic conditions, see the risk factor titled “Macroeconomic conditions, including slower growth or a recession and supply chain disruptions, have previously and could continue to adversely affect our business, financial condition, results of operations, and prospects.”
Our History and Key Milestones
Our revenue growth significantly accelerated with the addition of new publishers to the IPN. Most recently, the rollout of our offers on the digital property of Walmart has attracted larger audiences, and in turn, resulted in greater spend by CPG brands and a greater number of redeemed offers. These developments have increased our scale, growth, and profitability.
•Total revenue grew from $210.7 million in 2022 to $320.0 million in 2023, an increase of 52%;
•Redemption revenue grew from $138.7 million (or 66% of total revenue) in 2022 to $243.9 million (or 76% of total revenue) in 2023, an increase of 76%;
•Gross profit grew from $164.5 million in 2022 to $276.0 million in 2023, an increase of 68%;
•Net income (loss) improved from $(54.9) million in 2022 to $38.1 million in 2023;

•Net income (loss) as a percent of revenue improved from (26)% in 2022 to 12% in 2023; and
•Adjusted EBITDA margin improved from (13)% in 2022 to 26% in 2023.
Our Business Model
Our business model is driven by the success of CPG brands, publishers, and consumers on our platform. We operate a fee-per-sale digital promotions network called the IPN, which is widely used by CPG brands, third-party publishers, and consumers. Using the IPN, CPG brands contract with us to deliver digital promotions to millions of consumers through third-party publishers (such as Walmart) that host the offers. In addition to providing digital offers through third-party publishers, we also make the same offers available on our digital properties, which include Ibotta D2C. Under our revenue contracts with CPG brands, we are responsible for setting up and launching the offers on the IPN, billing, and collecting funds. The CPG brands that contract with us to deliver the digital promotions to consumers through the IPN are our customers. Third-party publishers are part of the IPN and act as a distributor of the offers and are not our customer.
Consumers redeem the CPG brand funded offers on the IPN, whether online or in-store. We invoice and collect funds from the CPG brands for both our fee and the cash back reward. We recognize revenues from redemptions net of consumer cash back rewards as we act as the agent in the transaction. Cash back offers redeemed through third-party publishers are invoiced to us by the publisher and paid to the publisher on contract terms independent of those negotiated with CPG brands.
As an illustrative example, if a publisher’s customer purchases a $5.00 box of Brand A cereal with a $1.30 cash back consumer offer, the publisher’s customer will pay the publisher $5.00 and receive a $1.30 publisher cash back reward; the publisher will invoice us $1.30 with respect to the consumer offer/cash back reward; we will invoice Brand A (our customer) $2.10; and our redemption revenue will be the difference between the invoice to Brand A and the consumer offer, or $0.80 ($2.10 minus $1.30). The publisher is not responsible for funding or paying us for any of the redemptions that occur on their properties.
As of December 31, 2023, the IPN connected over 850 different clients, representing over 2,400 CPG brands to reach over 200 million consumers making us the largest item-level network of CPG brands, publishers, and consumers in the digital promotion space in the United States. As of December 31, 2023 we had 8.2 million redeemers. Unlike our D2C properties where we previously focused our marketing investments on the acquisition and retention of redeemers, we do not have to allocate marketing budget on the acquisition or retention of redeemers for consumers who redeem our offers via third-party publishers. This drives ongoing efficiency in our business model.
CPG brands on our platform sell non-discretionary, high-frequency items that require routine replacement or replenishment. Consumers typically purchase these products weekly or on a recurring basis, which strengthens the value of the IPN for our clients. As CPG brands realize more success through the IPN, they tend to increase the offers they provide for distribution across our network, which in turn allows us to attract more consumers and drive more engagement, making the IPN more attractive to clients. In fact, of our top 100 clients, 96% were retained from 2022 to 2023.
For the year ended December 31, 2023, 76% of our revenue was redemption revenue, which is generated from fees we charge our clients when a redeemer activates an offer on our platform. In addition, 24% of our revenue in 2023 was generated from fees we charge clients for supporting their promotions through ads on our direct-to-consumer properties as well as from monetizing our data. In 2023, we generated revenue of $320.0 million, representing growth of 52% from $210.7 million in 2022.

Redemption Revenue
A substantial share of our revenue is generated from redemptions of an offer across the IPN. In 2023, redemption revenue represented 76% of total revenue. Redemptions generated revenues of approximately $243.9 million and $138.7 million in 2023 and 2022, respectively.
Quarterly redemption revenue ($ in millions)
To effect a transaction, we need three parties: clients, publishers, and redeemers. Our clients collaborate with Ibotta to run a campaign in the form of a digital offer for consumers. These offers incentivize consumers to purchase the items associated with the offer, turning these consumers into redeemers and driving incremental sales for CPG brands and publishers.
•Relationship with clients. The IPN allows our clients to promote their brands’ products and services to consumers through cash back offers. Clients work with us to set up their offers for distribution on our publisher properties including third parties and D2C. Whenever a consumer redeems a client’s offer, we earn a fee.
Our fee is generally charged as a fixed dollar amount per redemption based on the retail price of the specific item being promoted. Our clients typically determine the value of the offer given to the consumer, and the total invoice amount we charge our client is the sum of our fee and the amount of the consumer offer. We recognize the fee as redemption revenue as we are the agent in the transaction. We do not recognize the consumer offer as revenue in our consolidated financial statements.
•Relationship with publishers. We work with publishers who make offers from our clients available to consumers. Such publishers include, but are not limited to, Ibotta D2C and third-party publishers. By making our offers available to consumers, publishers, including retailer publishers, are able to appeal to price sensitive consumers and drive loyalty. Additionally, for retailer publishers that choose to offer a closed-loop rewards program, savings are kept within their ecosystem, which incentivizes future purchases at that retailer.
•Relationship with redeemers. Redeemers benefit from the quantity and quality of offers available on the IPN. Since our founding, we have given approximately $1.8 billion in cash back to U.S. consumers on their everyday purchases.

Illustrative example of a redemption
The chart below shows an illustrative redemption where we invoice the client for our fee and consumer offer. Generally, the consumer offer and our fee are based on product MSRP.

Illustrative example of a redemption

$5.30
Price of product sold
$2.10
$1.30
$0.80
MSRP
Invoice to the client
Consumer offer
Redemption revenue

Ad & Other Revenue
While redemption revenue is the largest component of our revenue, we also generate revenue by selling ad products on our Ibotta D2C properties, monetizing aggregated data collected by our platform, and providing CPG brands with marketing and consumer insights. In 2023, ad & other revenue represented 24% of total revenue.
Our clients may place digital ads on our Ibotta D2C properties in support of their promotional campaigns. Ad products run in conjunction with the associated redemption campaign, either over the entire redemption campaign life or some portion of it. We typically charge fixed dollar amounts for our ad products.
Our data, media, and consumer insights revenue business generates revenue through sales of audience targeting, location and purchase targeting, and data licensing products. We charge partners a licensing fee to use our data in ways that help them enrich their promotions and better target their digital advertisements.
Ad & other revenue generated revenues of approximately $76.2 million and $72.0 million in 2023 and 2022, respectively.

Quarterly ad & other revenue ($ in millions)
Key Factors Affecting Our Performance
Our current and future financial performance is primarily driven by the following factors:
Ability to grow redeemers. Our relevance and value to clients depends on our ability to reach a growing audience of consumers who have the potential to become redeemers. Growing our consumer base, whether on our third-party publishers or D2C properties, is dependent on our ability to provide an attractive set of offers within our ecosystem and support seamless redemption experiences. Our ability to deliver offers at-scale will continue to depend on maintaining and growing usage of offers within our existing publishers and adding new publishers to the IPN. For example, we added Walmart as a retailer publisher in August 2022. More recently, we formed strategic partnerships with other major retailers, such as Family Dollar. We have been able to foster and develop multi-year relationships with our retailer publishers, and we intend to further grow our audience by growing redeemers on existing third-party publisher properties, adding new third-party publishers in retail and grocery, and expanding into new categories of publishers such as delivery service providers and non-retailer publishers.
Ability to source offers. Securing offers from our CPG clients is critical to the ongoing success of our platform. We seek to grow the number of offers on our platform. We also focus on deepening each offer budget which allows that offer to remain active longer before reaching its budget cap, as well as broadening each offer’s parameters by including as many qualifying products as possible and imposing as few restrictions on offer distribution as possible, consistent with the marketing objectives the client has for any given campaign. These quantitative and qualitative dimensions of our offer inventory are highly correlated to our ability to attract and retain publishers and redeemers. As we add publishers, we reach a larger, more engaged audience, and as a result, we typically see higher redemptions. Increasing the number of offers on our platform is often the result of expanding budgets with existing clients and adding new clients or additional brands within an existing client’s portfolio. Winning more publishers presents more opportunities to increase our share of marketing budgets from more CPG brands. As we have proven our ability to deliver a high return on CPG brand ad spend, driven by our wide reach to millions of consumers through the IPN, efficient and measurable fee-per-sale campaigns, seamless campaign execution and management, and valuable item-level insights, CPG brands have expanded their spend with us. We may also expand our offer inventory by continuing to penetrate general merchandise categories such as toys, clothing, beauty, electronics, pet, home goods, and sporting goods. These non-grocery verticals contain some of the largest advertisers in the United States and a large portion of the shelf space and revenue at mass and specialty retailers, and yet have historically had few, if any, success-based marketing tactics available to them. We increase the number and quality of offers on our platform through the efforts of our client-focused sales teams and business-to-business focused marketing. However, from time to time, CPG brands have in the past and could in the future reduce their investment in offers which impacts our offer inventory. This could occur for a variety of reasons, including reduced marketing budgets or supply chain disruptions.
Continue to enhance the IPN through innovation. We will continue to invest in technology to further develop and accelerate the growth of the IPN for CPG brands, publishers, and consumers. As the data generated by the IPN grows, we believe Ibotta will generate more valuable insights about purchase behavior and market trends, and may be able to automatically optimize recommendations for consumers as well as campaigns for clients based on real-time data from across the network. We intend to enable CPG brands to leverage our Artificial Intelligence (AI)-powered tools to run success-based marketing programs that achieve their specific goals. CPG brands may also be able to create digital offer campaigns programmatically via other buying platforms.
Seasonality. Our business experiences seasonality as it is closely correlated with consumer spending on CPG goods over the course of the year. We have historically experienced heightened consumer activity during holidays, which results in higher redemptions on a relative basis. As a result, the fourth quarter represented 31% of total revenue for both of the fiscal years ending 2022 and 2023. As our business continues to scale and growth stabilizes, we may experience other seasonal trends and existing seasonal trends may become more prominent and contribute to fluctuations in our results of operations.
Performance Metrics and Non-GAAP Measures
We use the following key performance metrics and non-GAAP measures to help us evaluate our business, identify trends affecting our performance, and make strategic decisions.
Performance Metrics
The performance metrics below are presented into two categories: D2C and third-party publishers, which sum to the total metric. The underlying trends and drivers of our D2C business often vary from those of our third-party publisher business. Our D2C business caters to consumers who are focused on savings, irrespective of the retailer. Our third-party publisher business tends to reach consumers who may be more loyal to a specific retailer and are engaging with offers powered by Ibotta’s technology platform. The explanation of the changes in the total metric can be found in the D2C and third-party publishers sections.
Redemptions
A redemption is a verified purchase of an item qualifying for an offer by a client on the IPN. The number of redemptions are an indicator of the scale and consumer engagement of our business as well as the value we bring to our clients and publishers. Generally, redemptions grow as we increase budget with existing clients and/or add new CPG brands as clients. In addition, redemptions grow from adding publishers, redeemers, and/or increase engagement from existing redeemers.
D2C redemptions are redemptions on any Ibotta D2C property. Third-party publisher redemptions are redemptions on all publishers excluding the Ibotta D2C properties, namely our retailer publishers.
Ibotta D2C redemptions
For 2023 and 2022, D2C redemptions were approximately 144.6 million and 127.6 million, respectively. The year-over-year increase was driven by an increase in the quantity and quality of offers available.

D2C redemptions (in millions)
Third-party publisher redemptions
For 2023 and 2022, our third-party publisher redemptions were approximately 111.6 million and 13.8 million, respectively, primarily driven by the expansion of redemptions through Walmart, which initially launched in the third quarter of 2022 to members of Walmart’s paid membership program, Walmart+, and expanded to other Walmart customers with a Walmart.com account in the third quarter of 2023.
Third-party publisher redemptions (in millions)*
*Totals may not foot due to rounding.
Total redemptions
For 2023 and 2022, total redemptions were 256.2 million and 141.4 million.
Total redemptions (in millions)*
*Totals may not foot due to rounding.

Redeemers
Redeemers are defined as consumers who have redeemed at least one digital offer within the quarter. If one consumer were to redeem on more than one publisher, they would be counted as a redeemer on each publisher. Annual redeemers are calculated as the average redeemers of the last four quarters. Redeemers are an indicator of the scale and growth of our business as the number of redeemers typically drives our revenue and is an indication of our ability to grow redemptions.
D2C redeemers are consumers who have redeemed at least one digital offer on any Ibotta property within the quarter. Third-party publisher redeemers are consumers who have redeemed at least one digital offer on any publisher property that is not an Ibotta property, namely our retailer publishers.
Ibotta D2C redeemers
For both 2023 and 2022, D2C redeemers were approximately 2.0 million.
D2C redeemers (in millions)
Third-party publisher redeemers
For 2023 and 2022, third-party publisher redeemers were approximately 6.2 million and 0.9 million, respectively. These redeemers grow as we add third-party publishers and as these publishers ramp up consumers on their properties. The primary driver of growth in 2023 is driven by the expansion of revenue related to Walmart, which initially launched in the third quarter of 2022 to members of Walmart’s paid membership program, Walmart+, and expanded to all Walmart customers with a Walmart.com account in the third quarter of 2023.
Third-party publisher redeemers (in millions)
Total redeemers
For 2023 and 2022, total redeemers were approximately 8.2 million and 2.9 million, respectively.

Total redeemers (in millions)
Redemptions per redeemer
Redemptions per redeemer are the redemptions divided by the redeemers in that period. This metric is useful as redemptions per redeemer is an indication of our redeemers’ level of engagement with our platform. We aim to grow redemptions from our redeemers by expanding the breadth of offers available and increasing engagement by continuing to improve the consumer experience. In general, redemptions per redeemer are driven by rewards content. For new redeemers, redemption frequency initially increases before stabilizing. Our D2C business caters to consumers who are focused on savings, irrespective of the retailer. Our third-party publisher business tends to reach consumers who may be more loyal to a specific retailer and are engaging with offers powered by Ibotta’s technology platform.
Ibotta D2C redemptions per redeemer
For 2023 and 2022, D2C redemptions per redeemer were approximately 70.9 and 64.9, respectively, due to an increase in the quantity and quality of offers available.
D2C redemptions per redeemer
Third-party publisher redemptions per redeemer
For 2023 and 2022, third-party publisher redemptions per redeemer were approximately 18.0 and 14.7, respectively. This year-over-year increase was driven primarily by the launch of additional publishers and the growth in existing publishers.

Third-party publisher redemptions per redeemer
Total redemptions per redeemer
For 2023 and 2022, total redemptions per redeemer were approximately 31.1 and 48.7, respectively.
Total redemptions per redeemer
Redemption revenue per redemption
Redemption revenue per redemption is the redemption revenue divided by the number of redemptions. Redemption revenue per redemption is an indication of our fee, which is generally charged as a fixed dollar amount per redemption. In any period, our redemption revenue per redemption can fluctuate based on the category mix of offers being redeemed and the impact of inflation on a product’s MSRP. Category mix can be impacted by factors such as seasonal promotions, such as back-to-school items in the third quarter or holiday promotions on grocery and food items in the fourth quarter of each year. Our fee is generally charged as a fixed dollar amount per redemption based on the retail price of the specific item being promoted.
D2C redemption revenue per redemption represents redemption revenue generated from offers on any Ibotta property divided by the redemptions on any Ibotta property in that period. Third-party publisher redemption revenue per redemption represents redemption revenue generated from offers on all publishers other than those on Ibotta properties divided by redemptions on all publishers other than those on Ibotta properties.
Ibotta D2C redemption revenue per redemption
For 2023 and 2022, D2C redemption revenue per redemption was $1.13 and $1.01, respectively, driven primarily by the short-term breakage benefit to D2C revenue of $13.5 million in 2023 which resulted in a $0.09 increase in redemption revenue per D2C redemption. Refer to the Breakage Benefit discussion within the Non-GAAP Measures for more details.

D2C redemption revenue per D2C redemption
Third-party publisher redemption revenue per redemption
For both 2023 and 2022, third-party publisher redemption revenue per redemption was $0.72.
Third-party publisher redemption revenue per redemption
Total redemption revenue per redemption
For 2023 and 2022, total redemption revenue per redemption was $0.95, and $0.98, respectively.
Total redemption revenue per total redemption
Non-GAAP Measures
To supplement our consolidated financial statements prepared and presented in accordance with U.S. generally accepted accounting policies (GAAP), we use certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA margin.

Our definitions may differ from the definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish these or similar metrics. These non-GAAP measures are not meant to be considered in isolation or as a substitute for the comparable GAAP measures, but are included solely for informational and comparative purposes. Non-GAAP financial measures are subject to limitations and should be read only in conjunction with the company's consolidated financial statements prepared in accordance with GAAP. In light of those limitations, management also reviews the specific items that are excluded from Adjusted EBITDA, but included in net income (loss), as well as trends in those items. Adjusted EBITDA should be viewed as supplemental to, but not as an alternative for, net income (loss) calculated in accordance with GAAP.
Adjusted EBITDA and Adjusted EBITDA Margin
We define Adjusted EBITDA as net income (loss), adjusted to exclude interest expense, net, depreciation and amortization expense, stock-based compensation expense, change in fair value of derivative, loss on equity investment, provision for income taxes, and other expense, net. We define Adjusted EBITDA margin as Adjusted EBITDA as a percent of revenue.
Adjusted EBITDA and Adjusted EBITDA margin are used by our management team as additional measures of our performance for purposes of business decision-making, including managing expenditures and developing budgets. Period-over period comparisons of Adjusted EBITDA and Adjusted EBITDA margin help our management team identify additional trends in our financial results that may not be shown solely by comparisons of net income (loss) and net income (loss) as a percentage of revenue, respectively. In addition, we may use Adjusted EBITDA and Adjusted EBITDA margin in the incentive compensation programs applicable to some of our employees in order to evaluate our performance.
The following table provides a reconciliation of net income (loss) to Adjusted EBITDA and net income (loss) margin to Adjusted EBITDA Margin for each of the periods presented:

	Year ended December 31,
	2023	2022

	(in thousands)
Net income (loss)	$38,117	$(54,861)
Interest expense, net (1)	6,884	5,311
Depreciation and amortization (2)	6,664	6,319
Stock-based compensation (3)	20,168	6,500
Change in fair value of derivative	5,000	4,300
Loss on equity investment	—	4,532
Provision for income taxes	5,934	262
Other expense, net (4)	65	143
Adjusted EBITDA	$82,832	$(27,494)
Revenue	$320,037	$210,702
Net income (loss) as a percent of revenue	12%	(26)%
Adjusted EBITDA margin	26%	(13)%
_______________
(1)Interest expense, net amounts presented in Other expense, net in Consolidated Statements of Operations “Index to Consolidated Financial Statements”
(2)Amortization of capitalized software development costs included in cost of revenue for the years ended December 31, 2023 and 2022 was $3.0 million and $3.3 million, respectively.
(3)See Stock-based Compensation section in “Financial Condition and Results of Operations” for more information
(4)Other expense, net is comprised of realized gains and losses on the sale of short-term investments and penalties.

The following table provides a quarterly reconciliation of net income (loss) to Adjusted EBITDA and net income (loss) margin to Adjusted EBITDA Margin for each of the periods presented:

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2023	2023	2023	2023	2022	2022	2022	2022

	(in thousands)
Net income (loss)	$18,646	$8,413	$15,341	$(4,283)	$(5,147)	$(11,224)	$(15,552)	$(22,938)
Interest expense, net	2,111	1,556	1,545	1,672	1,686	1,581	1,805	239
Depreciation and amortization	914	2,495	1,640	1,615	1,688	1,707	1,572	1,352
Stock-based compensation	5,809	10,776	1,754	1,829	1,719	1,631	1,540	1,610
Change in fair value of derivative	1,800	1,500	200	1,500	1,200	2,200	900	—
Loss on equity investment	—	—	—	—	4,532	—	—	—
Provision for income taxes	3,688	(610)	2,690	166	215	9	19	19
Other expense, net	13	11	36	5	106	41	—	(4)
Adjusted EBITDA	32,981	24,141	23,206	2,504	5,999	(4,055)	(9,716)	(19,722)
Revenue	99,674	85,287	77,385	57,691	66,274	53,506	46,848	44,074
Net income (loss) as a percent of revenue	19%	10%	20%	(7)%	(8)%	(21)%	(33)%	(52)%
Adjusted EBITDA margin	33%	28%	30%	4%	9%	(8)%	(21)%	(45)%
Breakage benefit
On our balance sheet, we have a user redemption liability balance that is an accumulation of direct-to-consumer redeemers’ account balances net of estimated breakage. Consumers’ accounts that have no activity for six months are considered inactive and charged a $3.99 per month maintenance fee (i.e. breakage) until the balance is reduced to zero or new activity ensues. Every month the user redemption liability increases by the amount credited to D2C redeemers for redemptions and is offset by D2C redeemer cash outs, actual inactivity maintenance fees, and estimated breakage. The Company estimates breakage at the time of user redemption and reduces the user redemption liability accordingly.
In 2023, we made an update to fix a software error to correctly charge maintenance fees to all inactive D2C redeemers on a go-forward basis. This change resulted in a short-term benefit to U.S. GAAP revenue in 2023. The following chart provides the benefit by quarter as a result of the fix.

Breakage benefit to direct-to-consumer redemption revenue ($ in millions)

$1.2
$9.4
$2.1
$0.8
$13.5
1Q23
2Q23
3Q23
4Q23
2023

Components of Results of Operations
Revenue
The Company provides a platform to CPG brands to deliver digital promotions to consumers. The majority of our revenues are derived from the fees we charge to clients when consumers redeem offers on the IPN by purchasing promoted products. We also derive revenue from the sale of ad products to customers to promote their offers, as well as from data products.
We expect our redemption revenue to increase as a percentage of revenue for the foreseeable future as we continue to grow the IPN.
Cost of revenue
Cost of revenue consists primarily of personnel-related costs attributable to personnel in our engineering department who maintain our platform, data hosting costs, certain user award costs net of breakage, amortization of platform-related software development costs, revenue share with third-party publishers, software licensing costs, and processing fees. Personnel-related costs include salaries, benefits, bonuses, taxes, and stock-based compensation. User award costs net of breakage recorded in cost of revenue are associated with awards earned from gift card purchases and sponsored user awards earned from watching an advertising video. Breakage represents the undistributed earnings of consumers never expected to be cashed out due to inactivity. User award costs also include user awards that are cashed out and subsequently identified as fraudulent.
We expect that cost of revenue will increase as we continue to grow and vary from period to period as a percent of revenue.

Operating expenses
Sales and marketing
Sales and marketing expenses consists primarily of personnel-related costs for our sales and marketing departments, self-funded user awards, net of the related breakage, media spend, B2B marketing, public relations, software licensing costs, and market research. Self-funded user awards are awards related to campaigns and other incentive bonuses on our D2C properties that are funded directly by Ibotta as part of our customer acquisition and retention strategy. Personnel-related costs include salaries, bonuses, benefits, taxes, stock-based compensation, and travel.
We expect that sales and marketing will increase for the foreseeable future, primarily stemming from increased headcount and marketing efforts. However, we expect sales and marketing expenses to decrease as a percentage of total revenue over time due to growth in revenue from third-party publishers.
Research and development
Research and development expenses consist primarily of personnel-related costs for our technology departments, software licensing costs, professional fees, and impairment of certain capitalized software development costs. Personnel-related costs include salaries, bonuses, benefits, taxes, stock-based compensation, and travel. We capitalize certain software development costs that are attributable to developing new features and adding incremental functionality to our platform or infrastructure and amortize such costs over the estimated useful life of the software asset, which is typically three years. Costs incurred during the preliminary project stage and post-implementation operation stage are expensed as incurred in research and development expenses. In addition, impairment of in-progress software projects for which completion is subsequently determined not to be probable is recorded in research and development expenses.
We plan to increase our investment in research and development for the foreseeable future as we focus on further developing our platform and enhancing its use cases. However, we expect our research and development expenses to decrease as a percentage of total revenue over time, although they may fluctuate as a percentage of total revenue from period to period.
General and administrative
General and administrative expenses consist primarily of personnel-related costs for our administrative departments, software licensing costs, professional fees for external legal, accounting and other consulting services, facilities costs, taxes and licenses, bad debt, and corporate insurance. Personnel-related costs include salaries, benefits, taxes, bonuses, stock-based compensation, and travel.
We expect to increase the size of our general and administrative function to support the growth of our business. Following the completion of this offering, we expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a U.S. securities exchange and costs related to compliance and reporting obligations pursuant to the rules and regulations of the Securities and Exchange Commission. In addition, as a public company, we expect to incur increased expenses such as insurance, investor relations, and professional services. As a result, we expect the dollar amount of our general and administrative expenses to increase for the foreseeable future. However, we expect our general and administrative expenses to decrease as a percentage of total revenue over time, although they may fluctuate as a percentage of total revenue from period to period.
We expect additional operating expenses during the period in which this registration statement becomes effective due to stock-based compensation expenses associated with stock options for which a liquidity event-based vesting condition will be satisfied upon such effectiveness.

Depreciation and amortization
Depreciation and amortization consists of depreciation of property and equipment and amortization of intangible assets, including infrastructure-related software development costs and acquired technology.
Other expense, net
Other expense, net consists primarily of interest expense incurred on outstanding debt instruments, net of interest income earned on cash, cash equivalents, and short-term investments, and gains and losses incurred on both the equity investment and the convertible notes derivative liability.
Provision for income taxes
Provision for income taxes consists primarily of income taxes related to state jurisdictions in which we conduct business. Due to uncertainty as to the realization of benefits from our deferred tax assets, we have a full valuation allowance reserved against such assets. We expect to maintain this full valuation allowance in the near term.
Results of Operations
The following tables set forth our results of operations in dollars and as a percentage of total revenue for each of the periods presented:

	Year ended December 31,
	2023	2022

	(in thousands)
Revenue	$320,037	$210,702
Cost of revenue(1)	43,992	46,176
Gross profit	276,045	164,526
Operating expenses(1):
Sales and marketing	114,756	110,069
Research and development	49,996	42,558
General and administrative	51,633	49,164
Depreciation and amortization	3,661	3,048
Total operating expenses	220,046	204,839
Income (loss) from operations	55,999	(40,313)
Other expense, net	(11,948)	(14,286)
Income (loss) before provision for income taxes	44,051	(54,599)
Provision for income taxes	(5,934)	(262)
Net income (loss)	$38,117	$(54,861)
_______________
(1)Amounts include stock-based compensation expense as follows (in thousands):

	Year ended December 31,
	2023	2022
Cost of revenue	$659	$854
Sales and marketing	15,420	1,836
Research and development	2,074	1,835
General and administrative	2,015	1,975
Total stock-based compensation	$20,168	$6,500

Comparison of the year ended December 31, 2023 and 2022
Revenue

	Year ended December 31,		Change
	2023	2022	$	%

	(in thousands)
Direct-to-consumer revenue
Redemption revenue	$163,687	$128,769	$34,918	27%
Ad & other revenue	76,151	72,045	4,106	6%
Total direct-to-consumer revenue	239,838	200,814	39,024	19%
Third-party publishers revenue
Redemption revenue	80,199	9,888	70,311	711%
Ad & other revenue	—	—	—	—%
Total third-party publishers revenue	80,199	9,888	70,311	711%
Total
Redemption revenue	243,886	138,657	105,229	76%
Ad & other revenue	76,151	72,045	4,106	6%
Total revenue	$320,037	$210,702	$109,335	52%
Total redemption revenue increased $105.2 million, or 76%, during the year ended December 31, 2023 compared to the year ended December 31, 2022, due to a $70.3 million increase in revenue from third-party publisher properties and a $34.9 million increase in revenue from the Ibotta D2C properties. The increase in revenue from third-party publishers is primarily driven by the expansion of revenue related to Walmart, which initially launched in the third quarter of 2022 to members of Walmart’s paid membership program, Walmart+, and expanded to all Walmart customers with a Walmart.com account in the third quarter of 2023. Ibotta D2C revenue also benefited as a result of the Walmart launch from improved the quantity and quality of offers available on D2C properties.
Ad & other revenue increased $4.1 million, or 6%, during the year ended December 31, 2023 compared to the year ended December 31, 2022.
Cost of Revenue

	Year ended December 31,		Change
	2023	2022	$	%

	(in thousands)
Cost of revenue	$43,992	$46,176	$(2,184)	(5)%
Percentage of revenue	14%	22%
Cost of revenue decreased $2.2 million, or 5%, during the year ended December 31, 2023 compared to the year ended December 31, 2022, due to a $2.4 million decrease in data hosting costs, a $0.5 million decrease in software licensing costs, a $0.4 million decrease in personnel-related costs due to increased capitalization, and a $0.3 million decrease in processing fees. The decrease in data hosting costs was driven by increased focus on vendor spend efficiency. These decreases were partially offset by a $1.2 million increase in revenue share driven by growth in revenue from third-party publishers.
Cost of revenue as a percentage of total revenue declined by 8% during the year ended December 31, 2023 compared to the year ended December 31, 2022, driven by a 52% overall increase in total revenue, combined with the effects of increased efficiencies associated with data hosting costs and slightly decreased personnel-related costs.

Sales and marketing

	Year ended December 31,		Change
	2023	2022	$	%

	(in thousands)
Sales and marketing	$114,756	$110,069	$4,687	4%
Percentage of revenue	36%	52%
Sales and marketing increased $4.7 million, or 4%, during the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due to a $13.2 million increase in stock-based compensation expense for the Walmart Warrant, an $8.2 million increase in personnel-related costs to support our growth, and $3.1 million increase in B2B marketing. These increases were partially offset by a $12.0 million decrease in self-funded user awards, and an $8.3 million decrease in media spend, reflecting our shift in marketing strategy away from self-funded user awards and other D2C performance media, as well as increased focus on marketing spend efficiency.
Sales and marketing as a percentage of total revenue decreased by 16% during the year ended December 31, 2023 compared to the year ended December 31, 2022, driven by the year-over-year growth and shift in the mix of revenue between Ibotta D2C properties and third-party publisher properties. As we do not incur sales and marketing expenses related to the acquisition of consumers or retention of redeemers via third-party publishers, the year-over-year growth in third-party publishers’ redeemers and redemptions resulted in increased marketing efficiencies as a percentage of revenue.
Research and development

	Year ended December 31,		Change
	2023	2022	$	%

	(in thousands)
Research and development	$49,996	$42,558	$7,438	17%
Percentage of revenue	16%	20%
Research and development increased $7.4 million, or 17%, during the year ended December 31, 2023 compared to the year ended December 31, 2022, due to increases in personnel-related costs driven by an increase in headcount to support our growth. This increase was partially offset by a $0.5 million decrease in impairment of capitalized software development costs.
General and administrative

	Year ended December 31,		Change
	2023	2022	$	%

	(in thousands)
General and administrative	$51,633	$49,164	$2,469	5%
Percentage of revenue	16%	23%
General and administrative increased $2.5 million, or 5%, during the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due to a $1.7 million increase in personnel-related costs driven by increases in travel and entertainment and employee benefits costs, a $0.5 million increase in corporate insurance costs, and a $0.5 million increase in software licensing costs. These increases were partially offset by a $0.3 million decrease in taxes and licenses.

Depreciation and amortization

	Year ended December 31,		Change
	2023	2022	$	%

	(in thousands)
Depreciation and amortization	$3,661	$3,048	$613	20%
Percentage of revenue	1%	1%
Depreciation and amortization increased $0.6 million, or 20%, during the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily due to increases in capitalized software development costs.
Other expense, net

	Year ended December 31,		Change
	2023	2022	$	%

	(in thousands)
Other expense, net	$(11,948)	$(14,286)	$(2,338)	(16)%
Percentage of revenue	(4)%	(7)%
Other expense, net, decreased $2.3 million, or 16%, during the year ended December 31, 2023 compared to the year ended December 31, 2022 due to a $4.7 million impairment loss recorded on our equity investment during the year ended December 31, 2022. Partially offsetting this amount was a $1.6 million increase in interest expense, net, during the year ended December 31, 2023, compared to the year ended December 31, 2022, reflecting a full year of interest expense on our outstanding convertible notes that were issued during March 2022.
Provision for income taxes

	Year ended December 31,		Change
	2023	2022	$	%

	(in thousands)
Provision for income taxes	$(5,934)	$(262)	$5,672	NM(1)
Percentage of revenue	(2)%	—%
_______________
(1)NM - not meaningful
Provision for income taxes increased $5.7 million during the year ended December 31, 2023 compared to the year ended December 31, 2022 due to pre-tax profitability and required filings in additional state jurisdictions.
Unaudited Quarterly Results of Operations
The following table summarizes our selected unaudited quarterly results of operations. The information for each of these quarters has been prepared on the same basis as our audited annual consolidated financial statements and reflects, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for the full fiscal year or any other period.

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2023	2023	2023	2023	2022	2022	2022	2022

	(in thousands)
Revenue	$99,674	$85,287	$77,385	$57,691	$66,274	$53,506	$46,848	$44,074
Cost of revenue	12,321	10,777	9,644	11,250	11,981	12,506	11,616	10,073
Gross profit	87,353	74,510	67,741	46,441	54,293	41,000	35,232	34,001
Operating expenses:
Sales and marketing	33,307	37,639	22,208	21,602	27,181	25,365	25,183	32,340
Research and development	13,690	12,391	12,220	11,695	11,137	10,227	10,279	10,915
General and administrative	13,453	12,109	12,737	13,334	12,623	12,019	11,816	12,706
Depreciation and amortization	646	1,501	762	752	760	782	782	724
Total operating expenses	61,096	63,640	47,927	47,383	51,701	48,393	48,060	56,685
Income (loss) from operations	26,257	10,870	19,814	(942)	2,592	(7,393)	(12,828)	(22,684)
Other expense, net	(3,923)	(3,067)	(1,783)	(3,175)	(7,524)	(3,822)	(2,705)	(235)
Income (loss) before provision for income taxes	22,334	7,803	18,031	(4,117)	(4,932)	(11,215)	(15,533)	(22,919)
Provision for income taxes	(3,688)	610	(2,690)	(166)	(215)	(9)	(19)	(19)
Net income (loss)	$18,646	$8,413	$15,341	$(4,283)	$(5,147)	$(11,224)	$(15,552)	$(22,938)
Liquidity and Capital Resources
Sources and Uses of Funds
We have primarily incurred losses since our inception, accumulating a deficit of $209.2 million as of December 31, 2023. We have financed the majority of our operating and capital needs through private sales of equity securities and borrowings under credit facilities and convertible notes. As of December 31, 2023, our principal sources of liquidity included $62.6 million of cash and cash equivalents, and $50.0 million of available capacity under a revolving line of credit.
Our primary cash needs are for personnel-related expenses, selling and marketing expenses, user award payables, data hosting costs, and software licensing costs. We believe our existing liquidity will be sufficient to meet our projected operating and capital requirements for at least the next 12 months. Our future cash requirements will depend on many factors, including our pace of growth, the timing and extent of spend to support research and development efforts, the timing of cash collected from clients, the expansion of sales and marketing activities, the introduction of new and enhanced platform offerings, and the continuing market acceptance of the platform. As a result of these and other factors, we may be required to seek additional equity or debt financing. If additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. Further, recent volatility in the global financial markets due to heightened inflation, rising interest rates, and geopolitical events, could reduce our ability to access capital and negatively affect our liquidity in the future. If we are unable to raise additional capital when desired, our business, financial condition, results of operations, and prospects would be adversely affected.
Convertible Notes
On March 24, 2022 (the Initial Closing), the Company issued convertible unsecured subordinated promissory notes (the notes or convertible notes) to certain investors in an aggregate principal amount of $75.0 million with a maturity date of March 24, 2027. Up to but not including the date that is 18 months after the Initial Closing, the convertible notes bear interest at a rate of 6.00% per annum, payable quarterly in cash or as payment-in-kind at the Company’s election. Thereafter, subject to certain exceptions, the convertible notes bear interest at a rate of (A) the greater of (x) the three-month Secured Overnight Financing Rate and (y) 1.00% plus (B) 5.00%, payable quarterly in cash.

The outstanding amount of the notes will automatically convert into shares of the Company’s common stock upon the closing of the initial public offering. The conversion price is the lesser of a) $2.5 billion divided by the fully diluted capitalization of the Company immediately prior to the closing of the initial public offering and b) the “price to the public” in this offering multiplied by the applicable discount rate. The discount rate upon the closing of the initial public offering prior to or on the date 18 months after the Initial Closing is 77.5% and thereafter is 72.5%.
2021 Credit Facility
On November 3, 2021, the Company executed the Third Amended and Restated Loan and Security Agreement with Silicon Valley Bank, now a division of First-Citizens Bank & Trust Company (First Citizens Bank), which consists of a $50.0 million revolving line of credit with a maturity date of November 3, 2025 (as amended, the 2021 Credit Facility). In the event of a public offering, the maturity date of the 2021 Credit Facility will be extended to November 3, 2026.
Borrowings bear interest at a floating annual rate equal to the greater of (i) an applicable floor rate that ranges from 2.25% to 3.0% based on the Company’s average liquidity position as defined in the 2021 Credit Facility and (ii) the prime rate less a margin that ranges from 0.25% to 1.0% based on the Company’s average liquidity position as defined in the 2021 Credit Facility. On December 31, 2023, the interest rate was 7.75% per annum. In addition, the Company pays an unused revolving line facility fee of 0.25% per year on the average monthly unused amount under the 2021 Credit Facility. The Company is subject to a springing financial covenant to maintain a minimum liquidity ratio of 1.50x, depending on the Company’s average liquidity position as defined in the 2021 Credit Facility.
As of December 31, 2023, the Company had no outstanding borrowings under the 2021 Credit Facility and $50.0 million of unused borrowings available. The Company is in compliance with all financial covenants under the 2021 Credit Facility during all periods presented. All obligations under the 2021 Credit Facility are secured by substantially all of the assets of the Company, including intellectual property.
Common Stock Warrants
On May 17, 2021, we issued a common stock purchase warrant to Walmart (the Walmart Warrant) in connection with a multi-year strategic relationship that makes Ibotta the exclusive provider of digital item-level rebate offer content for Walmart U.S. The Walmart Warrant was issued in exchange for access to Walmart consumers. If the shares available for exercise as of December 31, 2023 were fully exercised, the warrants could provide up to $136.1 million in proceeds to us, subject to certain adjustments. However, the exercisability of a portion of the Walmart Warrant is subject to certain performance conditions and we cannot make assurance that any such warrant will be exercised. For further details regarding the Walmart warrants, see the section titled “Certain Relationships and Related Party Transactions—Agreements with Walmart” and Note 11 to our consolidated financial statements included elsewhere in this prospectus.
Cash Flows
The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2023	2022

	(in thousands)
Net cash provided by (used in) operating activities	$22,716	$(56,499)
Net cash provided by (used in) investing activities	19,672	(35,676)
Net cash provided by financing activities	2,385	74,047
Net change in cash and cash equivalents	$44,773	$(18,128)

Operating Activities
Our collection cycles can vary based on payment practices from our clients, and we are required to pay our third-party publishers within a contractual timeframe, regardless of whether we have collected payment from our client. As a result, timing of cash receipts related to accounts receivable and due to third-party publishers can significantly impact our cash provided by (used in) operating activities for any period.
Net cash provided by operating activities increased $79.2 million during the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase was largely a result of a $93.0 million increase in net income, adjusted for an $11.1 million increase in non-cash charges, partially offset by a $24.8 million increase in net cash outflows as a result of changes in operating assets and liabilities. The increase in net income was primarily driven by an increase in revenue. The increase in net cash outflows from changes in operating assets and liabilities were primarily due to a $71.2 million increase in accounts receivable driven by increases in gross billings and a $11.7 million decrease in the user redemption liability, partially offset by a $48.7 million increase in the liabilities due to third-party publishers in connection with the growth of the IPN business.
Investing Activities
Net cash provided by investing activities increased $55.3 million during the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily driven by a $66.0 million decrease in purchases of short-term investments, partially offset by a $10.7 million decrease in sales and maturities of short-term investments.
Financing Activities
Net cash provided by financing activities decreased $71.7 million during the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily driven by a $75.0 million decrease in net proceeds from the issuance of convertible promissory notes in 2022, partially offset by a $1.7 million decrease in repayments, net of draws, on the revolving line of credit.
Material Cash Requirements
Operating leases
Our operating lease commitments include our corporate offices. As of December 31, 2023, we had noncancellable lease obligations of $3.3 million, of which $1.8 million is payable within 12 months. For additional discussion on our operating leases, see Note 10 - Operating Leases to our audited consolidated financial statements included elsewhere in this prospectus.
Other Planned Uses of Capital
We will continue to invest in sales and marketing, research and development, and our technology. We expect capital expenditures to increase in coming years to support our growth.
Critical Accounting Policies and Estimates
Management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. In preparing the consolidated financial statements, we apply accounting policies and estimates that affect the reported amounts and related disclosures. Inherent in such policies are certain key assumptions and estimates made by management, which we believe best reflect the underlying business and economic events. Our estimates are based on historical experience and various other factors and assumptions that we believe are reasonable under the circumstances. We regularly re-evaluate our estimates used in the preparation of the consolidated financial statements based on our latest assessment of the current and projected business and economic environment. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty and actual results could differ materially from the amounts reported based on these estimates.
Our significant accounting policies and estimates are described in Note 2 to the consolidated financial statements, and of these, management believes the following accounting policies involve a greater degree of judgment and complexity and are therefore the most critical in determining the amounts reported in our consolidated financial statements.
Revenue Recognition
We recognize revenue in accordance with ASC 606, Revenue from Contracts with clients. We primarily derive revenues from the set-up and redemption of cash back rewards and digital media services on the IPN. Revenue is recognized when, or as, control of the promised goods or services is transferred to our clients, in an amount that represents the consideration we expect to be entitled to in exchange for those goods or services. The following is a description of principal activities from which we generate our revenue:
Redemption Revenue
Consumers earn rewards on the IPN through loyalty account linking, receipt upload, or purchasing a gift card. As a result of the cash back reward being both client determined and funded, the cash back reward is passed through to the consumer. We earn a fee per redemption in the period in which the redemption occurs. We may also charge setup fees, which are deferred and recognized over the respective promotion period. Penalties or early terminations are recognized as revenue as the associated event occurs. We recognize revenues from redemptions net of consumer cash back rewards as we act as the agent in the transaction. Redemption campaigns are available on both Ibotta D2C and third-party publisher properties. We also contract with third-party gift card providers to facilitate the delivery of digital gift card codes and recognize revenue gross of user award but net of the cost of the gift card, at a point in time when the exchange occurs.
Ad & other Revenue
Our clients may also run advertisements (banners, tiles, newsletters, feature placements, etc.) on Ibotta D2C properties to promote their redemption campaigns. When a consumer clicks on an advertisement, they are linked directly to the associated campaign. Ad products are billed and revenue is recognized as the marketing services are performed. Ad products run in conjunction with the associated redemption campaign, either over the entire redemption campaign life or some portion of it. We recognize revenue from client run advertisements on a gross basis as we act as the principal in the transaction.
We also offer audience targeting and data licensing services to clients, which are primarily billed as a flat fee amount. Data revenue is recognized as it is delivered and on a gross basis as we act as the principal in the transaction.
Practical Expedients
Our contracts are primarily less than twelve months in duration. As a result, we have elected the following practical expedients:
•incremental costs of obtaining a contract are recognized as an expense as incurred; and
•consideration is not adjusted for the effects of any financing components.
Stock-Based Compensation
The Company grants stock options to employees and non-employee directors and measures the stock-based compensation based on the grant date fair value of the options using the Black-Scholes option-pricing model. Service-based awards are recognized as compensation expense, net of actual forfeitures, on a straight-line basis over the requisite service period, which is generally four years. Performance-based awards are recognized as compensation expense under the accelerated attribution method when performance conditions are considered probable of being achieved. The Black-Scholes option-pricing model requires the input of the following subjective assumptions:
•Fair Value of Common Stock - Because our common stock is not yet publicly traded, we estimate the fair value of our common stock, as discussed in the section titled “Common Stock Valuations” below.
•Expected Volatility - As we do not have a trading history for our common stock, we estimate the expected volatility based on historical volatilities of comparable guideline public companies.
•Expected Term - The expected term is the period of time for which the award is expected to be outstanding assuming that the award vests. We estimate the expected term using the simplified method, calculated as the midpoint between the requisite service period and the contractual term of the award. The simplified approach is applied as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.
•Risk-Free Interest Rate - The risk-free rate assumption is based on the U.S. Treasury yield that corresponds with the expected term.
•Expected Dividend Rate - We use a dividend yield of zero, as we have not historically paid dividends, nor do we expect to do so in the future.
We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.
Common Stock Valuations
The fair value of our common stock underlying our stock-based compensation awards is determined by our board of directors, with input from management and corroboration from an independent third-party valuation specialist, in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held- Company Equity Securities Issued as Compensation. In the absence of a public trading market, our board of directors exercises significant judgment and considers numerous objective and subjective factors to determine the fair value of our common stock as of the date of each grant, including the following factors:
•contemporaneous valuations performed by third-party valuation firms;
•the nature of the business, including its history;
•the economic outlook in general and of the specific industry at the date of the valuation;
•our book value and financial condition;
•our earnings capacity;
•the existence or lack of goodwill, or other intangible assets;
•sales of stock and the size of the block to be valued;
•the market prices of stocks of corporations engaged in the same or similar lines of business as the Company and whose stocks are activity traded in a free and open market, either on an exchange or over-the-counter;

•the prices of convertible preferred stock sold by us to third-party investors in arms-length transactions;
•the lack of marketability of our common stock; and
•the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our business given prevailing market conditions.
In valuing our common stock, the board of directors uses the income and market approach valuation methods. The income approach values a company by estimating future cash flows that could potentially be taken out of the business without impairing future operations and profitability. These forecasted annual cash flows plus the terminal value are discounted to their present value to estimate the value. The discount rate is a rate of return which provides potential investors a sufficient return on their investment. The market approach estimates value by comparing the subject company to similar firms whose stocks are publicly-traded. A group of comparable publicly-traded companies are selected and market multiples are developed using each company’s stock price and other financial data. An estimate of value for the subject business is completed by applying selected market multiples to the subject company’s financial results.
After completing the income and market approaches, the enterprise value is allocated to our common stock using the Option Pricing Model, or OPM. Under this method, the common and preferred stock are treated as a series of call options on the enterprise’s value, with the exercise price reflecting a series of “break points” and where the different securities are allocated their respective value based on the specific characteristics and value participation features. The value of the common stock is then based on the allocation of the call options according to the specific facts and circumstances specific to our capital structure. The common stock is modeled as a call option that gives its owner the right, but not the obligation, to buy the underlying enterprise value at a predetermined or exercise price. In the model, the exercise price is based on a comparison with the enterprise value rather than, as in the case of a “regular” call option, a comparison with a per share price. Thus, the value of the common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The OPM often uses the Black-Scholes Option Pricing Model to price the call option. After the value of the common stock is determined and allocated to the various classes of shares, a discount for lack of marketability, or DLOM, is applied to arrive at the fair value of the common stock. A DLOM is meant to account for the lack of marketability of a stock that is not traded on public exchanges.
Application of these valuation approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock. For valuations after the completion of this offering, we will use the closing price of our common stock as reported on the date of grant to determine the fair value of our common stock.
Emerging Company Status
We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the Securities Act) and have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. The Company expects to remain an emerging growth company at least through the end of the 2024 fiscal year and expects to continue to take advantage of the benefits of the extended transition period, although it may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen to not take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.
Recent Accounting Pronouncements
See “Basis of Presentation and Summary of Significant Accounting Policies” in Note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus for more information.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and inflation.
Interest Rate Risk
Our cash, cash equivalents, and short-term investments are held for working capital purposes and primarily consist of cash on hand and highly liquid investments in money market instruments, commercial paper, U.S. Treasury securities, and investment grade corporate notes. As of December 31, 2023, we had cash and cash equivalents of $62.6 million. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and the fair market value of our investments. However, due to the short-term nature of our investment portfolio, we do not believe a hypothetical 10% increase or decrease in interest rates would have a material effect on the fair market value of our portfolio. We therefore do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.
Our convertible notes and line of credit bear interest at floating interest rates. Accordingly, because our interest rate is tied to market rates, if we incur debt in the future, including under the 2021 Credit Facility, rising interest rates could increase our borrowing costs on any future borrowings. In addition, operating and growing our business may require additional capital, which could include equity or debt financing. Rising interest rates could negatively impact our ability to obtain such financing on commercially reasonable terms or at all.
Inflation Risk
We do not believe that inflation has had a material effect on our business, results of operations, or financial condition. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, financial condition, results of operations, or prospects.

BUSINESS
Overview
Ibotta’s mission is to Make Every Purchase Rewarding. Our technology allows CPG brands to deliver digital promotions to over 200 million consumers through a single, convenient network called the Ibotta Performance Network (IPN). We are pioneers in success-based marketing: we only get paid when our client’s promotion results in a sale, not when a consumer merely views or clicks on the promotion. We have built the largest digital item-level promotions network in the United States by forming strategic relationships with major retailers such as Walmart Inc. (Walmart) and Dollar General Corporation (Dollar General), which use our digital offers to power their loyalty programs on a white-label basis. Through the IPN, our clients can also reach millions more consumers on our widely used rewards app digital properties, which include the Ibotta-branded cash back mobile app, website, and browser extension (collectively, Ibotta D2C).
We work directly with over 850 different clients, representing over 2,400 different CPG brands to source exclusive offers as of December 31, 2023. Most of our offers cover products in non-discretionary categories, such as grocery, but we also work with general merchandise manufacturers in categories such as toys, clothing, beauty, electronics, pet, home goods, and sporting goods. Over time, our clients have generally ramped up their spend with us, and they rarely drop off our network. In fact, of our top 100 clients, 96% were retained from 2022 to 2023.
Our technology platform uses an Artificial Intelligence (AI)-enabled offer engine that is designed to match and distribute the right offer to the right consumer at the right time. This is possible because we receive a large volume of item-level purchase data through our secure point of sale (POS) integrations with 85 different retailers as of December 31, 2023. Using this data, we form a profile of each consumer based on what they have bought in the past and how they have responded to various price promotions. From there, we build recommenders that are driven by machine learning and designed to create personalized savings experiences for each consumer. The more data we accumulate, the smarter our recommenders become. Whatever our clients’ specific objectives may be – such as encouraging brand switching, shortening purchase cycles, incentivizing consumers to stock up, or promoting around key seasonal events – our platform helps them design a promotional campaign to accomplish their goals.
Ibotta’s technology tracks which offers are selected by consumers, matches offers to the products that have been purchased, logs redemptions, handles the flow of funds, and takes care of all downstream billing and logistics. We perform the function of “air traffic control,” meaning our network enables offers to be matched, distributed, and redeemed across multiple large third-party publishers in a coordinated fashion. This minimizes the risks that offer budgets are exceeded and that consumers redeem the same offer several times for a single purchase (i.e., offer stacking). Our client tools allow CPG brands to set up campaigns, monitor redemption and budget levels, and analyze overall campaign performance – all in a single, convenient interface.
We deliver success-based digital promotions at-scale because we manage a growing, open network of third-party publishers that host our offers. Retailers are among our most important publishers because their apps and websites are frequently visited by consumers with high purchase intent. A retailer may ingest digital offers from Ibotta’s Application Programming Interface (API) and present them to its consumers as part of its own branded loyalty program. We call these partners “retailer publishers.” We believe retailer publishers choose to work with Ibotta because we are a trusted partner that can provide a large universe of exclusive offers coupled with a set of plug and play capabilities that would be difficult for them to create and scale on their own. For example, Ibotta and Walmart entered into a multi-year strategic relationship that makes Ibotta the exclusive provider of digital item-level rebate offer content for Walmart U.S., across all product categories, for online and offline shopping. Consumers redeem our offers on Walmart properties without ever creating an Ibotta account. Instead, they can select manufacturer offers from the Walmart website or app, buy the featured items in-store or online, and instantly earn Walmart Cash which can be applied to future purchases in a Walmart store or on

Walmart.com. All CPG brands wishing to run digital item-level rebates on Walmart’s website can only do so through the IPN.
Ibotta also partners with several other leading retailer publishers. For example, Ibotta partners with Family Dollar, a subsidiary of Dollar Tree, Inc. We also work indirectly to publish offers on certain retailer properties, including Kroger (powering Kroger Cash) and Shell (powering Shell Fuel Rewards).
In addition to providing digital offers for retailers, Ibotta also makes the same offers available on its own digital properties, which include Ibotta D2C. Since 2012, over 50 million Americans have registered for our free app. Ibotta D2C reaches a highly engaged audience of savings-conscious consumers who want a single digital starting point where they can find cash back offers across a variety of retailers. Many of these consumers decide where to shop based on the availability of deals in different retailers. Once the IPN launched, Ibotta D2C became a publisher on the IPN, meaning it is now one of many nodes through which our digital offers are delivered to the end consumer.
In the future, we believe the IPN may be extended to other publishers across a variety of new verticals. For example, new publishers could include delivery services, banks, or other apps and websites that want to give their consumers access to offers on popular everyday items without having to source those offers from thousands of different CPG brands or secure item-level data from multiple integrated retailers where the offers can be redeemed.
We believe Ibotta is well positioned to capitalize on a large and growing market opportunity. U.S. consumers spent approximately $1.2 trillion dollars in the grocery sector in 2023. CPG brands compete fiercely to influence consumer spending habits, spending approximately $200 billion on marketing annually in the United States. In fact, no other industry spends more on marketing, as a percentage of overall budgets, than CPG.
Most of our revenue is redemption revenue which is generated from redemptions of offers across the IPN. A significant portion of that redemption revenue arises from offer redemptions on third-party publishers. We also generate revenue by selling ad products on our Ibotta D2C properties. Specifically, we allow CPG brands and retailers to enhance awareness of their offers by buying display ads, in-app videos, or email marketing campaigns. We also charge partners a licensing fee to leverage our aggregated data in ways that help them better understand their target consumers and improve their promotional activities. Finally, on Ibotta’s D2C properties, we also allow thousands of online retailers to advertise and present consumers with their own sitewide cash back offers. These clients benefit from the incremental sales generated by Ibotta’s savings-conscious audience.
Our revenue growth significantly accelerated with the addition of new publishers to the IPN. Most recently, the rollout of our offers on the digital property of Walmart has attracted larger audiences, and in turn, resulted in greater spend by CPG brands and a greater number of redeemed offers. These developments have increased our scale, growth and profitability.
•Total revenue grew from $210.7 million in 2022 to $320.0 million in 2023, an increase of 52%;
•Redemption revenue grew from $138.7 million (or 66% of total revenue) in 2022 to $243.9 million (or 76% of total revenue) in 2023, an increase of 76%;
•Gross profit grew from $164.5 million in 2022 to $276.0 million in 2023, an increase of 68%;
•Net income (loss) improved from $(54.9) million in 2022 to $38.1 million in 2023;
•Net income (loss) as a percent of revenue improved from (26)% in 2022 to 12% in 2023; and
•Adjusted EBITDA margin improved from (13)% in 2022 to 26% in 2023.

Industry Background
CPG brands have long sought the ability to advertise or promote their products in a way that can be directly measured out to a sale and tied back to a known consumer. Having this capability would allow a CPG brand to prioritize investing in tactics with the highest observable conversion to sale in-store or online, present a different message or promotion to each segment of consumers, and pay only when the campaign succeeds in driving a sale. The advent of retail media in the world of digital display ads, and now the rapid growth of the IPN in the world of digital promotions, bring CPG brands closer than ever to being able to achieve these objectives. It has been over a century in the making.
As far back as 1880, CPG brands such as Coca-Cola looked for ways to entice consumers to try their products. They invented manufacturer coupons to address this challenge. Ever since, paper coupons and free-standing inserts (FSIs) have been printed and distributed in newspapers, cut out or “clipped” by consumers, presented at checkout in exchange for a discount on qualifying products, and then gathered up by retailers and shipped off to coupon clearinghouses. These clearinghouses tally everything and oversee a flow of remittance payments from thousands of CPG brands to hundreds of retailers, making each retailer whole for the value of the discounts provided, in some cases weeks or months after the coupons have been redeemed. Paper coupons were widely used by CPG brands because they were one of the only D2C marketing tactics that allowed them to reach tens of millions of households with a national promotion, meaning one that would simultaneously be available for redemption across all major retailers that carried the brands’ product. The use of paper coupons peaked in 1999, when approximately 340 billion of them were circulated in U.S. newspapers.
Paper coupons have several obvious drawbacks, however. First, rapidly declining newspaper circulation, particularly among younger consumers, has severely constrained their reach. Second, they often require CPG brands to take a one-size-fits-all approach by providing the same discount to everyone, regardless of their past purchase behaviors. Third, paper coupons suffer from very low redemption rates due to high friction in the redemption experience, including clipping a coupon, remembering to bring that coupon to the store, and presenting that coupon to the store clerk at checkout. Fourth, because of the cost to produce and distribute paper coupons, they are billed on a fee-per-print basis, meaning the brand is asked to pay a fixed rate based on the number of coupons circulated in print, regardless of whether conversion to sale ends up being low or high. This makes it hard to predict the total cost of a campaign and exposes brands to unexpected fluctuations in the effective cost per redemption. Lastly, paper coupons harm the environment by causing millions of trees to be cut down unnecessarily each year, only to have 99.5% of the coupons go unused in 2022. Despite these significant drawbacks, paper coupons account for almost all of promotion volume.
About 20 years ago, print-at-home and load-to-card digital coupons began to address certain deficiencies of paper coupons. Digital coupons could be delivered via more modern distribution channels such as email, websites, and mobile apps, and they could be tailored to individuals based on their specific purchase patterns. But digital coupons still left much to be desired. Most notably, they were still billed on a fee-per-clip basis, meaning the CPG brand was charged as soon as a consumer activated an offer, regardless of whether they went on to purchase anything. Once again, CPG brands bore the risk of fluctuating redemption rates. When redemption rates dropped, their effective cost per unit sold increased, and there was no way to predict or lock in upfront a desirable cost per incremental unit sold. The performance of these campaigns also often could not be measured by CPG brands in real-time, leaving them unable to optimize programs mid-flight. Equally problematic, digital coupon programs did not provide a way to deliver promotions nationally – i.e., across retailers – in the same way that paper manufacturer coupons had done. Instead, each retailer ran its own load-to-card program, and CPG brands could only run retailer-specific offers through those siloed programs.
Retailers also experienced challenges with digital coupons. Whenever a redemption occurred, they still had to forego the full retail price of a product and seek reimbursement via a clearinghouse. This maintained the negative working capital dynamics inherent in any discounting system. Additionally, digital coupons remained entirely open loop, meaning all the savings dissipated instead of being internalized in the form of positive currency that had to be spent back at the same retailer on a future trip. For example, a consumer who uses a digital coupon at Publix to save money may spend that savings on her next trip to Whole Foods. With the rise of Amazon Prime, retailer loyalty and membership programs have continued to gain importance, but retailers need strong promotional content to be provided to them, with funding coming from the national marketing budgets of CPG brands rather than themselves.
As the promotions industry has evolved, one feature has remained constant: the need for a third-party to manage offer distribution on behalf of all CPG brands and retailers in the ecosystem. This need persists for several reasons, including:
•Efficiency. It is inefficient for a CPG brand to negotiate, set up, and coordinate delivery of offers with each retailer that carries its products or each publisher that hosts its content. Working with a single third-party provider allows CPG brands to quickly and efficiently launch offers on a nationwide scale and track their cross-retailer campaigns through a single interface.
•Scale. CPG brands and retailers need to reach the widest possible audience, including potential new consumers who do not belong to their loyalty programs or visit their apps and websites. This is made possible by tapping into a broader promotions network that gives them access to over 200 million consumers through a large and diverse group of publishers.
•National content. CPG brands generally have large national budgets that are reserved for platforms that can deliver promotions across multiple retailers. If a single retailer were to source its own offers, it would immediately be confined to the smaller retailer-exclusive marketing budgets set aside by a CPG brand for use with just that retailer. Moreover, a retailer sourcing offers through its merchandising operation risks diverting attention away from higher priority conversations regarding investments in price or higher margin products such as retail media.
•Coordination. CPG brands must ensure that their offers cannot be stacked across multiple publishers. To achieve this, there needs to be a single third-party network administrator that performs an “air traffic control” function, keeping track of which offers have been used on which publishers, in what order, and where credit has already been awarded so that it cannot be given a second time for the same purchase.
•Technological capability. CPG brands are experts in developing and marketing new products. Retailers are experts in merchandising, product placement, supply chain management, and retail operations. Neither is likely to have the time, expertise or desire to develop the necessary technology, including the tools to manage offer setup, design and optimization, AI-powered recommenders, digital wallet technology, billing, fraud prevention, and so forth. Leveraging a specialized third-party platform allows them to remain focused on what they do best.
Like promotions, advertising has also evolved to better meet the CPG brand’s needs over time. Traditional television, radio, and out of home are all tactics that reach a mass audience but do not enable precise targeting or direct measurement. Over time, new alternatives emerged which offered greater precision and measurability. Digital ad platforms, including walled gardens such as Google and Meta and independent demand-side platforms such as The Trade Desk, allow CPG brands to target ads primarily based on what websites a consumer has visited, online searches they have conducted, social pages they have liked, or connected television programs they have watched.
While the scale of these platforms is compelling, they continue to fall short in many regards. First, despite the growth of online grocery shopping, in-store sales still comprised 87% of grocery sales in 2023. Ad platforms optimized for online conversion work well where consumers frequently click through and buy products or services online. But in the CPG industry, where products are largely purchased in-store and transacted online far less frequently, these platforms are less effective. Put differently, most consumers do not frequently conduct online searches in relation to everyday items they buy in the grocery store. Second, CPG brands prefer to target ads using data about past purchases to measure the actual incremental sales lift generated by their ads. Digital ad platforms do not have access to cross-retailer, item-level purchase data that can be tied back to the individual consumer who viewed the ad to measure changes in purchase behavior over time. Lacking this information, ad platforms are forced to rely more heavily on media mix modeling, multi-touch attribution, and other probabilistic approaches to measuring true sales lift. Third, recent privacy policies implemented by Apple, along with the imminent phase out of third-party cookies on Google’s Chrome browser, threaten to constrain advertisers’ future ability to target ads as effectively because consumers have little incentive to opt into sharing their data for the purpose of receiving more targeted display ads. This anticipated loss of signal for ad platforms will likely lead CPG brands and their agencies to re-evaluate their alternatives and prioritize tactics that continue to offer robust targeting and measurement. Finally, and perhaps most importantly, digital ad platforms do not offer success-based billing in the sense that they charge for impressions and clicks rather than on a fee-per-sale basis.
Most CPG advertisers include a combination of display ads and digital promotions in their annual marketing budgets, and the two often work in concert. For many, their goal is “brandformance,” meaning they pursue a strategy of continuing to invest in upper funnel media to deliver an overarching brand message while increasingly connecting that media to direct response campaigns like digital promotions, which call for consumers to take a specific, measurable action in exchange for a benefit. This approach has become popular because it increases the likelihood of consumers trying their products while also providing CPGs with valuable data about who is buying their products, which products they are buying, and where. Many CPG brands prefer to shift spend lower down in the funnel toward fee-per-sale based tactics because they can guarantee a desired level of ROAS. Historically, the main limitation has been that CPG brands lacked a fee-per-sale platform that could deliver digital promotions nationally and at a massive consumer scale.
Market Opportunity
U.S. consumers spent approximately $1.2 trillion in the grocery sector in 2023. American consumers purchased groceries 1.6 times per week spending $475 per month in 2022, on average. Despite the growth of online grocery shopping, 87% of all grocery sales were made in physical stores in 2023. This is partly due to the prohibitively high costs of grocery delivery; according to a recent study, though one in five U.S. households use an online grocery delivery service, over 62% of consumers say grocery delivery costs too much.
Because price is often the single most important determinant when making a purchase, there is a strong consumer appetite for savings. In the first half of 2023, 92% of U.S. shoppers used a coupon, and over three-quarters used a digital coupon. Notably, in 2021, shoppers who used coupons ended up spending 35% more than those who didn’t. For households earning the median income in the United States, saving several hundred dollars per year on non-discretionary purchases makes a meaningful contribution to household finances; all the more so in the current inflationary environment. Recent trends indicate that 68% of consumers have become more price-conscious when shopping for groceries, rising to 74% of 25-34 year olds, and 65% actively seek out promotions and discounts while doing so. With more than 90% of companies offering customer loyalty programs, the average U.S. consumer participates in not just a couple, but 18 such programs.
We began by focusing on grocery because consumers purchase groceries at a higher frequency, which gives us an opportunity to influence consumer purchase habits on a weekly basis. Companies in the CPG industry spend a higher percentage of their gross sales on marketing than companies in any other industry. In 2022, total annual CPG marketing spend reached approximately $200 billion in the United States, of which approximately $172.5 billion was spent on trade promotions, digital, consumer promotions, and retailer-exclusive marketing. As millions of consumers have begun buying generic store brands as a way to save money, many national brands have stepped up their marketing spend to protect their market share. In doing so, a growing proportion of dollars are being allocated to tactics that can be directly traced out to sales, such as digital promotions and retail media, with a recent study finding that marketers can net 50% more sales simply by optimizing rebates, without even increasing their overall promotions budget. Total spend on digital rebates grew 26% year-over-year in the first half of 2022, and the digital promotions market is projected to grow at an 18.5% compound annual growth rate from 2023 to 2030.
Starting in 2021, we brought our fee-per-sale promotional model to other manufacturers in non-food categories such as toys, clothing, beauty, electronics, pet, home goods, and sporting goods. Those categories often have higher purchase intent and higher price points, but promotions are no less important, particularly because of the higher cost, the discretionary nature of these purchases, and the decline in general merchandise sales over the past year. In response, according to the NPD Group, general merchandise manufacturers drove the largest increase in promotional activity in 2022 of any CPG category.
The Ibotta Performance Network
The IPN provides an at-scale success-based marketing solution for the CPG industry. By using the IPN, CPG brands and their media agencies can create digital offers and match and distribute them in a coordinated manner across multiple publisher properties. These publishers include large retailers, which display our offers on their websites, as well as Ibotta’s D2C properties, which consist of our mobile app, website, and browser extension, which are popular tools for savings-oriented consumers. The IPN is powered by our proprietary, AI-enabled technology platform, which takes advantage of a unique set of purchase data that we receive through POS integrations with retailers.
The key components of our network are as follows:
Offer sourcing. Ibotta’s sales team directly sources digital offers from over 2,400 different CPG brands as of December 31, 2023, and in some cases their media buying agencies. Each offer is loaded into our network along with key parameters such as the eligible products, total campaign budget, campaign expiration date (if any), and any targeting criteria specifying which consumer segments should receive the offer. Certain parts of this process can be done on a self-serve basis, without the involvement of our team, while others are accomplished with help from our account managers. Ibotta does not receive and redeploy CPG offers from any third-party source of offers; instead, we source it ourselves for exclusive distribution to publishers on the IPN. More recently, we have begun sourcing offers from CPG brands in general merchandise categories (i.e., non-grocery). Going forward, our aim is to increase investment levels from existing CPG brands, add new brands from within existing clients, and add new clients.
Technology platform. Our cloud-based, AI-driven technology platform is built on an open architecture that enables us to deliver millions of offers from CPG brands to consumers across our network of publishers. The key components of this platform include:
•Purchase data. We receive and process a large amount of item-level consumer purchase data from our retailer POS integrations and use that data to process offer redemptions and help drive high return on investment outcomes for CPG brands.
•AI offer engine. We help our clients determine the optimal offer value, offer cadence, offer breadth, and targeting criteria for a given campaign, based on their strategic objectives. Using AI, we build recommenders that are designed to match the right offers with the right consumers at the right time. With machine learning, our recommendation algorithms continuously improve, allowing us to drive higher conversion and cost efficiency for our clients.
•Administration. We handle all aspects of billing and collections, as well as managing cash flows. We also provide our clients with a portal that allows them to set up and refine their offer parameters, as well as monitor and analyze their campaign performance.
•Risk management. We help minimize offer stacking by ensuring that a consumer who earns a reward for redeeming an offer on Ibotta’s app cannot earn a second, redundant reward on a third-party publisher for the same underlying purchase. All this is done in a manner that complies with the relevant privacy rules concerning uses of consumer data.
Distribution via publishers. We match and distribute our digital offers through retailer publishers and Ibotta D2C properties, with additional distribution channels planned for the future. We have formed strategic, and in some cases, exclusive relationships with large retailers such as Walmart, Dollar General, and Family Dollar. In some cases, Ibotta has negotiated the right to become the exclusive provider of item-level offers for their digital properties. On these third-party publisher sites, consumers do not need an Ibotta account or mobile app to redeem offers. Ibotta’s own, D2C properties also publish our offers, under the Ibotta brand.
The above components of our network work together to create interconnected flywheels that can over time strengthen and accelerate the value of the IPN for our constituents.
CPG brand flywheel. The first flywheel effect relates to CPG brands. The more offers CPG brands sponsor, the greater value we are able to deliver to consumers, and the more likely that they continue to engage with and recommend our offers to friends. The more consumers engage, the more investment we receive from both new and existing CPG brands that are eager to influence the greater spending power of this audience. The more offers are redeemed on the IPN, the more redemption data we collect in relation to each consumer, and the better our AI models become at recommending personally relevant offers for each consumer.
Retailer flywheel. The second flywheel effect relates to retailers. The opportunity to entice more consumers into their stores and onto their websites motivates retailers to take steps that further increase consumer engagement. For instance, retailers can make it easier to redeem offers in their stores by integrating their POS with Ibotta or hosting our offers on their own apps and websites as part of their loyalty rewards programs. As offers become easier to redeem, more consumers use them, which in turn attracts greater investments in offers from CPG brands, which ultimately results in more consumers using the retailer’s loyalty program.
The network dynamics inherent in Ibotta’s business create a strong competitive advantage. The more consumers we attract, the more CPG brands invest, and the more offers they provide for distribution across our network, the more consumers are likely to engage with our offers, increasing the value generated by each consumer. At the same time, the more content we add, both within grocery CPG and in new categories, the more attractive joining our network becomes to new publishers, enlarging the total audience and by attracting more CPG marketing investment. As the network grows, retailers are increasingly incentivized to integrate with our technology so they can incorporate our rewards into their own loyalty programs while allowing their consumers to redeem offers as seamlessly as possible.
Our Competitive Strengths
We believe the following attributes and capabilities represent our core strengths and provide us with valuable competitive advantages.
“One-stop shop” for national promotions. Ibotta provides CPG brands with a comprehensive solution that simplifies and streamlines the entire digital promotions process from end-to-end. Through the IPN, CPG brands can deliver offers across multiple large publishers at once, implementing a national promotional strategy in a way that would be practically unachievable in a world of siloed budgets stitched together retailer by retailer. Once clients become familiar with our technology platform, they can quickly and easily set up campaigns, monitor performance, and track budget levels, all without the hassle of managing offer administration themselves.
Shared success model that aligns our incentives with our clients’ incentives. Our innovative fee-per-sale model increases the cost efficiency of digital marketing within the CPG industry. Instead of paying for upper funnel metrics like clicks or impressions, which can be difficult to tie out deterministically to an in-store sale, many CPG brands prefer to invest in tactics that deliver bottom of funnel results, meaning verified sales. The IPN takes risk out of the equation because our clients know upfront what the cost per unit sold will be and do not bear the risk of lower than expected conversion. We only make money when CPG brands make money, and this alignment of incentives creates trust and encourages them to invest more on the IPN over time.
Audience scale capable of moving substantial sales volumes for clients. Built over a decade, the IPN represents the largest item-level network of CPG brands, publishers, and consumers in the digital promotion space. Some of the largest retailers in the CPG industry are third-party publishers on the IPN, and we expect to add new publishers in the future. The Ibotta app is a widely used shopping app that together, with the IPN, has given approximately $1.8 billion in cash back to U.S. consumers. Overall, the network reaches over 200 million U.S. consumers. We believe this scale positions the IPN as a viable alternative to top-of-funnel media tactics such as TV and programmatic media.
Ability to access national promotions budgets, leveraging our large D2C business. Ibotta’s sales team has over a decade of experience building relationships with thousands of CPG brands and sourcing offers for placement on our widely used app, and more recently for distribution across our broader network. Other digital promotions companies either do not have comparable D2C properties, or have properties that reach much smaller audiences. Without a meaningful D2C presence, competitors have difficulty securing cross-retailer, national offers. Instead, they are forced to rely heavily on the retailer’s own merchant teams to source offer content on their behalf. This gives Ibotta an advantage in winning business with new retailer publishers because our competitors cannot match the same volume of incremental, national offers.
Strong partner network that includes leading retailers. Our integrations and partnerships with large retailers give our CPG brands access to over 200 million U.S. consumers. With some retailer publishers, such as Walmart, we are the exclusive provider of all manufacturer-funded offers. As CPG brands place promotions on the IPN, their products place pressure on those brands’ competitors to engage with Ibotta to help them remain competitive. We believe this bandwagon effect has and will continue to help Ibotta grow revenue with clients.
Single source of truth for coordinated offer delivery. Before the introduction of the IPN, CPG brands had to stagger their digital promotions to prevent them from overlapping or being stacked with each other. The IPN made it possible for CPG brands to deliver digital promotions across retailers without the risk that their promotions could be redeemed in more than one publisher environment, for a single purchase. Because Ibotta operates both the largest digital promotions D2C app and the largest digital promotions network of third-party publishers, we believe we are well situated to prevent consumers from stacking offers that are published on retailer publishers, such as Walmart, with those same offers presented on Ibotta’s app. We believe it would be difficult to replicate the “air traffic control” function that our network performs because Ibotta’s large retailer publishers, and the Ibotta D2C app, would not be part of any other solution.
Powerful AI-driven technology that leverages a highly differentiated data set. We use cloud-based, serverless technology to ingest and process vast amounts of cross-retailer, item-level purchase data. In 2023 alone, Ibotta ingested and stored over 3 billion lines of purchase data. This consists of structured data we receive directly from POS integrations with 85 retailer partners, as of December 31, 2023, as well as data we extract from consumer-provided receipt photos using optical character recognition (OCR) technology. This valuable dataset powers our proprietary AI models and helps us get better and better at recommending the right offers to consumers and creating the right types of offers for our clients.
Privacy-compliant approach to digital marketing. The core of Ibotta’s solution does not rely on third-party cookies for targeting and measurement. Instead, consumers voluntarily provide their purchase data in order to receive rewards and personalized offers. We believe this is a differentiated advantage relative to other digital advertising providers that target CPG advertisements based on past website and app usage patterns. As Google phases out third-party cookies in 2024 and assuming consumer opt-in rates for tracking on iOS remain low, we believe ad targeting and measurement capabilities in those environments will be further diminished, making our capabilities stand out more for CPG brands.

Ibotta’s Value Proposition
Value for CPG brands
Grow market share efficiently through success-based marketing at-scale
CPG brands rely on Ibotta to help them change consumer purchase behaviors in a cost-efficient manner. Through the IPN, CPG brands can deliver offers to millions of consumers nationwide, reaching them during their purchase journey, either in-store or online. CPG brands only pay Ibotta when there is a sale directly attributable to their offers, which compares favorably to other advertising tactics such as TV or digital media, where CPG brands must pay for all impressions or clicks, regardless of whether they result in a sale. The IPN’s advertising scale and efficiency generates a more attractive and predictable ROAS for advertisers compared to other marketing tactics. On average, the IPN has delivered a 7x ROAS.
Drive verified incremental sales
One of the primary objectives of CPG brands is driving incremental sales, which can be done by attracting new consumers, reengaging lapsed consumers, or encouraging additional purchases from existing consumers. Our data-driven technology allows us to deliver offers in a way that increases the chances of incremental purchases. Once campaigns are launched, our clients have access to measurement solutions that isolate the true incremental impact of a campaign by comparing sales among the primary audience that is exposed to a campaign to a randomly selected control group that has not been exposed. This methodology is superior because it does not simply analyze sales lift, which may be influenced by variables such as seasonal behavioral shifts. CPG brands can easily monitor the efficiency and effectiveness of their spend through a dashboard that presents key performance indicators such as number of offers redeemed, number of units sold, and total ROAS, while their campaign is live. Brands can then use those indicators to optimize or grow the size of their campaigns with the goal of generating even more incremental sales. For example, Poppi, our CPG client, launched a campaign to expand its brand. Over the course of the campaign, 61% of redeemers were new to Poppi. To illustrate, certain past CPG client campaigns on the IPN have seen 7x ROAS, over a 50% increase in their number of units sold to consumers who had access to the offer compared to consumers who did not have access to the offer, 42% new-to-brand conversions (meaning the percentage of consumers that purchased the CPG brand offered in the campaign that had not purchased any of the CPG brand offered in the campaign in the 365 days pre-campaign), and 70% shorter purchase cycles (meaning the average number of days between redemptions as compared to the 365 days pre-campaign).
Enable seamless, coordinated campaign execution and measurement
The IPN gives CPG brands a single offer management system to run a cross-retailer promotion across a broad network of publishers, without having to coordinate separate campaigns with each individual publisher. We provide our CPG brands with a platform called the Ibotta Partner Portal that enables them to set up and measure the performance of campaigns across our network in real-time. This makes the execution and measurement of campaigns simpler and more efficient for CPG brands, saving them time and increasing our client retention. Additionally, our central coordination of campaigns offers CPG brands additional benefits, such as anti-stacking, which allows offers to be delivered throughout the network in a manner that prevents them from being redeemed more than once for a single purchase.
Receive valuable data and insights
The IPN leverages our valuable collection of item-level purchase data. While we intentionally limit distribution of those data to protect consumer privacy, we frequently derive valuable insights from the aggregated data to help CPG brands to inform their marketing spend and promotional activities. As an example, through the Ibotta Partner Portal, we may share with a CPG brand aggregated data that illustrates loss of category share to private label competition, along with our recommendations for a specific promotional campaign to mitigate that lost share.

ibotta®

CPG Brands

Our technology allows **over 2,400** CPG brands to deliver targeted digital incentives to **over 200 million** consumers[1]. With our success-based marketing model, they only pay when the promotion results in a sale, driving returns and results.

[1] As of December 31, 2023.

CPG Brands

Chomps' growth with Ibotta

CHOMPS

Growth in total spend with Ibotta

2021
2022
2023

12.4X growth in total $ spend 2021-2023

8.5X average ROAS 2021-2024[1]

CHOMPS
CHOMPLINGS
BEEF
CHOMPS
CHOMPLINGS
BEEF
CHOMPS

"We've seen an incredible return on investment with Ibotta, and with the growth of their network this last year, we found ourselves moving funds from less valuable tactics and putting it into Ibotta. We love how we can measure directly the impact that each dollar has on sales - and we're excited to expand our partnership with them moving forward."

Matt Landen
VP Strategy, Insights & Planning

Ferrero's growth with Ibotta

FERRERO

Growth in total spend with Ibotta

2021
2022
2023

2X growth in total $ spend 2021-2023

>5X average ROAS 2021-2024[2]

"We have had incredible success on the Ibotta platform for such notable brands as Keebler, Nutella and Kinder Joy driving key metrics like new customer acquisition and increasing brandshare."

Michael Zackarias
SVP of Trade Marketing

[1] As of February 2, 2024. [2] As of February 22, 2024.

CPG Brands

J&J Snack Food's growth with Ibotta

6X
average ROAS 2021-2024[1]

$1.5M
average annual spend 2021-2023

LUIGI'S
REAL ITALIAN ICE
MANGO
WholeFruit
FRUIT BARS
SUPERPRETZEL
Original

"We partner with Ibotta because we can reach an incremental user base outside of our traditional tactics while targeting audiences to increase incrementality."

Joanne Mizner
VP of Marketing

Poppi's growth with Ibotta

25.1X
growth in total $ spend 2021-2023

During 2021-2023[2], average ROAS increased from
3.6X to 6X

poppi
Strawberry Lemon
poppi
Ginger Lime

"Ibotta's pay-per-sale model makes it easy to predict and track our return on ad spend – we only pay a fee when there is a sale of our product. In my prior life role as CMO of a previous brand, we saw a greater than >5X ROAS with Ibotta, which gave me the utmost confidence that we could achieve similar results at Poppi."

Andy Judd
Chief Marketing Officer

[1] As of February, 19, 2024. [2] Calculated based on campaigns that started in 2021 versus campaigns that started in 2023.

Value for Publishers
Drive more revenue and consumer engagement through differentiated rewards content
Incorporating Ibotta’s offers helps publishers grow their revenue and consumer engagement. Ibotta sources digital offers from CPG brands’ national marketing budgets in ways that a single retailer generally cannot. The presence of these offers attracts consumers, leads to larger shopping baskets, and generates more sales for retailers. As the IPN grows, Ibotta becomes even better positioned to secure national budgets from CPG brands. The more offers Ibotta adds to its inventory, the greater the value proposition becomes for publishers to incorporate Ibotta’s offers into their loyalty programs.
Grow revenue from Retail Media Networks (RMNs)
Retail media networks, which monetize sponsored search and ad inventory on a retailer’s digital properties, are an increasingly important revenue stream for retailers. The growth of RMNs in the United States could represent as much as $100 billion in ad spending by 2026. Ibotta helps support the growth of retail media revenue for its publishers by increasing the number of consumers who identify themselves at checkout, such as by presenting a loyalty card, entering their phone number, or scanning a QR code. If consumers pay in cash or use a credit card not connected to an online account with the retailer, retailers cannot track their item-level purchases over time or determine which ads to present to them. The presence of a robust digital offers program gives consumers a compelling reason to self-identify at checkout because otherwise they cannot receive their rewards. Retailers use the resulting data to power targeted ads and measure sales lift. A second way in which our offers support the growth of retail media revenues is by increasing the amount of time consumers spend on a retailer’s digital properties, thereby creating more impressions to be sold by RMNs.
Build customer loyalty by enabling closed-loop rewards instead of discounts
Ibotta often recommends that its retailer publisher partners build closed-loop rewards programs in which consumers build positive currency in a digital wallet to be used on a future trip back at that retailer. The leaders, by market share, in mass retail (Walmart), grocery (Kroger), and small box discount retail (Dollar General), have all chosen to deploy rewards programs with Ibotta. Our contracts with CPG brands have been designed to be flexible, enabling us to accommodate a diverse range of offer types based on each publisher’s preference. While Ibotta believes that there are strategic benefits to rewards, we may also work with publishers that choose to present our offers in the form of digital coupons, points, or other offer formats.
Reduce time and investment for building and maintaining a rewards infrastructure
Ibotta provides our publisher partners with a data-driven technology platform that supports their efforts to build and launch a customized rewards program. We provide everything from offer setup, offer ingestion, billing, budgeting, reporting/analytics, and fraud prevention – a set of all-in-one services that we collectively refer to as “rewards as a service.” Our offering gives publishers the ability to operate a technologically advanced digital offers program without undue investment to build and maintain their own rewards infrastructure.
Receive valuable ongoing consultation regarding rewards best practices
Ibotta has more than a decade of experience operating a leading digital offer program with the Ibotta D2C. We use our expertise to help publishers optimize their own programs to acquire new redeemers, retain existing redeemers, and increase the number of redemptions per redeemer. Our consultative services often include Ibotta subject matter experts providing recommendations on user experience design, technical enhancements to program infrastructure, and lifecycle marketing best practices.

Value for Consumers
Receive savings on everyday items
We provide consumers with valuable offers that allow them to save money on their everyday purchases whether they use popular retailer loyalty programs or the Ibotta D2C properties. Consumers do not have to pay to gain access to these offers. We provided consumers with more than 6,400 offers on average per month as of December 31, 2023. Since inception, we have given approximately $1.8 billion in cash back to U.S. consumers.
Earn rewards easily through seamless, convenient, and intuitive digital interfaces
Across all the publishers in our network, we strive to make it as easy as possible for consumers to find relevant offers, redeem those offers, and manage their rewards balances. Compared to a world of cutting out paper coupons from the newspapers, carrying them around in a purse or wallet and presenting them at checkout, we reduce the number of steps required to save by placing digital offers at the consumer’s fingertips. In the case of our third-party publishers, we provide ongoing advice designed to maximize ease of use. In the case of Ibotta’s D2C properties, we use direct feedback from our consumers to prioritize changes that simplify the offer discovery and redemption process, end-to-end.
Growth Strategies
We intend to capitalize on our large market opportunity with the following key growth strategies.
Grow our audience. To deliver more redemptions in the future, we plan to reach more consumers with our digital offers. Ibotta will seek to continue to grow the audience that we reach through the IPN through increased penetration at existing publishers and by adding to the network of third-party publishers.
•Grow redeemers on existing third-party publisher properties. We believe there is significant opportunity to grow the audience at existing third-party publishers. Ibotta works closely with its publishers and serves as an advisor to enhance publisher programs from a technical and user experience perspective. Additionally, Ibotta provides publishers with advice on marketing best practices for digital offers programs, with a focus on reaching the maximum audience, building consumer engagement, and driving offer redemptions. Ibotta is uniquely positioned to provide this type of consultation to publishers, as it has spent more than a decade operating a widely used savings app in the CPG industry. For example, one large retailer publisher turned to Ibotta to help design the user experience for their new cash back program. They meet with us on a regular basis to incorporate new and improved techniques to improve the number of redemptions within their program. There has been significant growth in usage of Ibotta-powered rewards programs at current publishers, as measured by the number of redeemers and redemptions. Our goal is to continue this growth through our efforts and those of our partners.
•Add new third-party publishers in grocery. We are focused on expanding our audience by building new partnerships with retailers that sell CPG products. Given Ibotta’s offer inventory advantage relative to competitors, we believe we provide a strong value proposition for retailers looking to work with a white-label provider of digital offers. We believe Ibotta’s decade of experience operating a popular D2C app further strengthens our go to market message with potential new partners.
•Expand into new categories of publishers. In addition to expanding within the grocery channel, Ibotta may also seek to publish its content on the properties of delivery service providers, specialty retailers, and other, non-retailer publishers.
◦Delivery service providers. Companies that provide delivery services for grocery, mass retail, pharmacy, warehouse club, and dollar store retailers sell products that have a strong overlap with Ibotta’s offers. Without access to national offers, these service providers would have to execute separate digital offers for each individual retailer on their platform. Instead, Ibotta gives these companies a quick and easy way to incorporate a large number of national offers that work across different retailer environments. The benefits of doing so include boosting usage and repeat usage, offsetting the cost of delivery, and supporting the growth of their retail media businesses.
◦Non-retailer publishers. Ibotta intends to also make offers available on non-retailer websites and apps where consumers could benefit from interacting with our promotional content. Examples could include banking rewards programs, recipe sites, social networks, news sites, and other rewards ecosystems. For these publishers, Ibotta can provide easy access to thousands of different CPG brands and has the ability to verify purchases across multiple retailers where the rewards can be redeemed. Adding promotional content to a non-retailer publisher’s website or app creates an additional value proposition for consumers, driving additional time on property. Digital offers can also increase performance of media, increasing click through rates with a strong promotional call-to-action.
Add offers. We have observed a strong correlation between the offers we make available to consumers and the number of redemptions we generate. An expanded library of offers increases the odds that a consumer will find something he or she wants to buy, increasing redemptions per redeemer. At the same time, adding more attractive and more numerous offers grows the redeemer base because consumers who earn rewards are more likely to keep coming back to redeem offers in the future. Today, we capture less than one percent of the approximately $200 billion that CPG brands spent in 2022 marketing their products. In order to capture a larger portion of that market, we will seek to grow investment from our existing CPG brands, while also seeking to expand into new brands and categories.
•Grow investment from current clients. Within each client that invests in Ibotta today, we believe there is a significant opportunity to grow their budget invested to keep up with the growth of our audience. Additionally, many of our clients have multiple brands within their portfolio, and we only service a subset of those brands today. We estimate that we serve approximately 50% or less of the brands within some of our largest clients. While we have made great progress with these clients, we believe there is still a large runway within our existing clients. As marketers with one brand in the portfolio have success, they often recommend our service to their counterparts, which gives us the opportunity to expand the breadth of our partnership within a given CPG company. For example, in 2022, we worked with 11 brands at a major food manufacturer. Through proof of concept and illustration of the incremental value of our growing network, in 2023 we worked with 52 brands at that manufacturer.
•Expand our client base. While we already work with many of the CPG companies in the United States, there are still many CPG companies that do not yet use our services. Armed with the scale of the IPN and the exclusive access to place promotions on key retailers, we hope to bring those companies onto our list of clients. Additionally, we have significant untapped opportunities in general merchandise categories such as toys, clothing, beauty, electronics, pet, home goods, and sporting goods. These non-grocery verticals contain some of the largest advertisers in the United States and a large portion of the shelf space and revenue at mass retailers, and yet have historically had limited success-based marketing tactics available to them. We began focusing on this market in earnest in 2022, and now work with over 100 general merchandise CPG brands. Examples include brands such as The LEGO Group, Energizer, Samsung, and Conair. Participation from general merchandise CPG brands will likely make up a material portion of our revenue growth in future years.
Continue to enhance the IPN through innovation. We will continue to invest in technology to further develop and accelerate the growth of the IPN for CPG brands, publishers, and consumers. As the data generated by the IPN grows, we believe Ibotta will generate more valuable insights about purchase behavior and market trends and may be able to automatically optimize recommendations for consumers as well as campaigns for clients based on real-time data from across the network. We intend to enable CPG brands to leverage our AI-powered tools to run success-based marketing programs that achieve their specific goals. CPG brands may also be able to create digital offer campaigns programmatically via other buying platforms. For publishers, Ibotta will look to make integrating into the IPN even easier, and expects to add technologies such as a digital wallet capability which will facilitate retailers’ transitioning to closed-loop rewards systems. Ibotta will aim to continue to engage consumers on our D2C apps, website, and browser extension by integrating more deeply with our retailer publishers to make offer redemption as easy as possible. Wherever possible, consumers will be able to use their preferred payment instrument or loyalty program to redeem offers seamlessly on Ibotta D2C properties.
Our Products & Offerings
We provide a number of products and offerings to CPG brands, publishers, and consumers.
For CPG Brands
Our offerings for CPG brands are often coordinated and delivered via the Ibotta Partner Portal. The Ibotta Partner Portal is a single interface that centralizes our clients’ experience with Ibotta, starting from setting up an offer to analyzing the performance of a campaign. Our clients typically purchase a combination of the following products to meet their marketing objectives.
Promotions
We allow CPG brands to deliver digital promotions as a way of incentivizing changes in consumer behavior and inspiring incremental sales. Depending on their goals, they can choose a set of eligible products, set offer values, introduce any targeting criteria, and determine an overall budget for their campaign. Through our deep experience with clients of various sizes that sell a wide range of consumer products, we have developed a number of curated, strategic “playbooks” that offer guidance to our clients on how best to achieve their specific marketing objectives.
Measurement is also core to our promotions offering. We provide campaign performance analysis throughout the campaign and post-campaign via the Ibotta Partner Portal, visualizing data on total unit movement, demographic and geographic data, and ROAS for both in-store and online purchases down to the SKU level, arming our clients with the information they need to measure the ongoing efficacy of their campaigns. Additionally, we often provide CPG brands with insights derived from our robust item-level purchase data in order to improve their understanding of the consumer landscape and their associated promotional activities. Although we have sometimes sold these data and insights on an ad hoc basis, we are increasingly offering data and insights alongside our primary fee-per-sale promotions offering.

______________
*Illustrative Ibotta Partner Portal dashboard with mock data illustrating common metrics CPG brands are able to view within IPN reporting dashboards including impression counts, offer unlocks and offer redemptions.
Our flexible approach allows us to work with a broad base of clients in different arrangements. Larger brands increasingly commit to full-year contracts with a committed level of spend. Brands can also choose to contract with us on a campaign-by-campaign basis. Such campaigns vary in length and may be based on seasonal promotions, such as Back To School, which could be 6-8 weeks long, or Thanksgiving which could last a week.
Our system records the number of offers redeemed in any given campaign and invoices our clients for the total value of those offers, along with our agreed upon fee-per-sale commission. For most campaigns, we typically invoice our clients on a monthly basis.
Ad and other products
Within the Ibotta D2C properties, we offer a variety of digital ad products to help our clients boost visibility for their brands and increase the reach of their promotions, which typically translates into increased offer redemptions. In almost all cases, we only allow CPG brands to buy ad products within our D2C properties if they are also simultaneously running one or more live promotions. Ad products include targeted digital ads such as banners on our D2C properties or email newsletters, offer reengagement push notifications, and sponsored offers. We typically charge fixed dollar amounts for our ad products, based on the size of the audience that views each unit.

We also provide data and insights to our clients which helps them enrich existing datasets to improve attribution tools and inform future marketing strategy. We have differentiated access to first-party data, which includes cross-retailer and item-level data on full baskets purchased by millions of consumers, through our integrations with retailers, receipts submitted to us via our D2C properties, and our ability to run surveys across our diverse consumer audience to gather qualitative insights. We deliver data and insights to our clients in the form of a license based on an agreement that specifies the nature and scope of the types of insights shared. As our client base grows, we are increasingly offering data and insights with our other client offerings.
For Publishers
Publishers benefit from Ibotta’s white-label technology, or the “rewards as a service” platform. Publishers can integrate with Ibotta’s APIs and Ibotta handles all aspects of offer sourcing, purchase verification, offer matching, offer crediting, billing, and other logistics. Ibotta also provides expertise on operating a top-tier rewards program based on more than a decade of operating the Ibotta D2C. This can include valuable advice on program design and user experience (UX), recommended tactics for effective lifecycle marketing strategies to acquire and retain users of the digital offers program, and other helpful information and best practices. We believe retailers value Ibotta’s expertise in designing and operating widely used digital offer programs.

Example: Walmart Cash

9:20
Search Walmart
$27.44
How do you want your items? | 80302
Featured offers
Now $14.46
$17.04
ARM & HAMMER Plus OxiClean Stain Remover Fresh Scent Liquid Landr...
338
$3.00 claimed
Pickup tomorrow
Free delivery tomorrow
Free shipping, arrives tomorrow
$3.88 32.9 ¢/oz
RITZ Fresh Stacks Original Crackers, 8 count, 11.8 oz
965
Get $2.00 Walmart Cash
Manufacturer offer
Pickup tomorrow
Free delivery tomorrow
Free shipping, arrives tomorrow
$6.48
Walmart Cash Tools
Earn or redeem in-store
Scan QR code at checkout or scan
Shop
My Items
Search
Services
Account

Select offers

10:00
Scanner
How do you want to pay?
Use Walmart Cash
Balance: $90.95
Visa ends in 2138
Change
Pay now with Walmart Pay
Continue with cash or card

Scan QR code at checkout

10:46
Search Walmart
$0.00
How do you want your items? | 84403
Your Walmart Cash
$95.95
Current balance
$157.25
Lifetime
Total Walmart Cash pending | $0.00
View your Walmart Cash activity
Earn Walmart Cash when you shop
Earn cash back on eligible items online & in-store
View eligible items
Your claimed offers
$3.00 potential earnings
View all claimed manufacturer offers
Featured offers
Shop
My Items
Search
Services
Account

Earn Walmart Cash

The Walmart example illustrates how Ibotta’s offers are integrated into Walmart’s in-store and eCommerce shopping experiences. Walmart consumers can select offers on the Walmart app or website, buy corresponding products in-store or online, earn Walmart Cash, and manage their earnings within their Walmart digital account.
For Consumers
Consumers redeem our offers either through our third-party publisher properties or directly on our D2C properties. Our third-party publisher properties include white-label retailer loyalty programs powered by Ibotta, while our D2C properties include our Ibotta-branded mobile app, website, and browser extension. Cash out options on our third-party publishers vary, but consumers can usually apply cash back rewards to future trips, either in-store or online. In some cases, they can also choose to cash out to Paypal or claim their rewards as cash in-store. On our D2C properties, consumers may cash out their rewards in the form of gift cards, a transfer to their Paypal account, or a deposit to their bank account.
Third-Party publisher properties
Consumers can access offers powered by Ibotta on third-party publishers’ digital properties. This creates a seamless experience for consumers through publishers, while allowing publishers to maintain a direct relationship with their consumer, keep their own brand front and center, and curate their own user experiences. There is no requirement for consumers to create an Ibotta account or download the Ibotta app; they can simply visit the publisher’s website or mobile app, select offers, buy featured products, and earn rewards or discounts, depending on how the publishers’ program is designed.

D2C mobile app
We operate a free mobile app that is available on iOS and Android. With our mobile app, consumers can create an Ibotta account, browse and select offers at their favorite retailers, and receive cash back when they buy the featured items either in-store or online. Once an offer is redeemed, consumers can see and manage their cash back balance within the app, and once they have reached a certain balance, they can cash out to a Paypal account, bank account, or digital gift cards from within the app. Since its debut in 2012, our mobile app has attracted over 50 million registered users and been rated over 2.3 million times across the App Store and Google Play Store, earning an average of 4.7 out of 5 stars.

Download on the App Store

GET IT ON Google Play

1:29
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3:04
Brittany, you earned
$7.85 cash back!
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Cash back earned
$7.85
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Browser extension and website
To create a positive consumer experience and make cash back offers broadly accessible for online shopping, we built a free desktop browser extension for Google Chrome that is supported by the Ibotta.com website. Our browser extension compares prices across and allows consumers to set price drop alerts, while providing access to cash back offers at over 2,000 online retailers. In addition, consumers can also use our website to set up or log into their accounts, redeem offers, and link their bank accounts and withdraw earnings.

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SIMILAR PRODUCTS

Ibotta’s AI-Driven Technology Platform
Ibotta’s technology platform is a key driver of our value-add for clients. Our platform is underpinned by a rich, ever-growing repository of data drawn from our retailer POS integrations, consumer-provided receipt purchase data, offer selection and redemption data, and inventory data. We built a robust data and AI platform which powers and automates our campaigns and offers, purchases and redemptions, and payments and finance capabilities. We designed our platform to be flexible, with APIs that allow stakeholders of the IPN to seamlessly share and receive critical information securely. CPG brands and publishers can interact on a daily basis with our technology via carefully designed, easy-to-use portals.
Data ingestion. Our business model requires us to know whether a consumer has successfully redeemed an offer by purchasing one or more qualifying items, either in-store or online. Therefore, at the heart of Ibotta’s technology is our data lake consisting of item-level purchase data. In 2023 alone, Ibotta ingested and stored over 3 billion lines of purchase data. We use cloud-based, serverless technology to ingest and process vast amounts of cross-retailer, item-level purchase data in near real-time. This data is ingested from several sources, including our POS integrations with 85 retailers, as of December 31, 2023, as well as from consumer-provided receipt purchase data. It includes the Universal Product Code (UPC), quantity, and price of the items for a transaction along with the total amount paid, date, time, and store location. The vast majority of our purchase data comes from direct integrations.
Data, analytics, and AI platform. Our cloud-based, data and AI platform is built on an open architecture that enables us to deliver millions of offers from CPG brands in a targeted, personalized way to consumers through our network of publishers. We leverage our unique cross-retailer, omnichannel, item-level purchase dataset to power proprietary AI models that can be used to predict future purchases, campaign performance, offer redemption velocity, and more. We use natural language processing, machine learning, and large language models to clean, categorize, and enhance the billions of lines of purchase data we process and then make it available via our data platform. It is then leveraged to adjudicate offer redemptions and power AI models and analytics across our entire technology stack including recommenders, search engines, audience targeting systems, campaign forecasting, targeted marketing efforts, and more. The more data we accumulate, the better our AI models become.
At the same time, our proprietary AI offer engine allows our CPG brands to better achieve their goals. For instance, we help them design campaign parameters in ways that support their specific objectives, such as driving trial, encouraging brand switching, shortening purchase cycles, incentivizing stock up or repeat purchases, or promoting around key seasonal events.
We give CPG brands a single source of truth for the performance of their digital promotions nationwide, across multiple publisher environments. The Ibotta Partner Portal allows CPG brands to set up campaigns, monitor redemption and budget levels, and analyze overall campaign performance in light of their specific objectives – all enabled by our technology platform.
Campaigns and offers. Our ability to drive sales for our clients turns in large part on our advanced capabilities in campaigns and offers. We believe Ibotta attracts consumers by allowing them to maximize savings, which we are able to do through the volume, quality, and personalization of the offers we provide. Our campaigns and offers capabilities include campaign creation, offer syndication, personalization, search, audiences and targeting, and distribution configuration. These capabilities power our clients’ ability to create, launch and execute successful campaigns in a highly automated manner with strategic recommendations powered by our AI engine and informed by our differentiated access to data. Our technology also enables clients to personalize offers and decide which audiences to target.
Purchases and redemptions. Our technology platform helps orchestrate purchases and redemptions through our sophisticated capabilities in tracking and data analysis. Our systems are able to track which offers have been selected by consumers in real-time, match offers to the specific qualifying products that have been purchased, and log redemptions accordingly. Our real-time campaign tracking allows clients to monitor the success of their campaigns - providing visibility into total unit movement, sales lift, demographic and geographic data, market share, brand switching behavior, and ROAS while the campaign is still ongoing, arming clients with the information they need to measure the efficacy of their campaigns and to optimize campaign performance and manage their budgets accordingly.
Our network acts as “air traffic control” by enabling offers to be matched, distributed, and redeemed across multiple large third-party publishers in a coordinated fashion, minimizing the risks that offer budgets are exceeded. Our technology also prevents consumers from selecting the same offer on more than one publisher, making a single purchase, and earning rewards more than once for that offer. These capabilities allow us to ensure that offers delivered throughout the IPN are delivered in a manner that is compliant with the objectives of the CPG brands publishing them, which we believe instills trust in relation to offer delivery.
Payments and finance. Critical to our success is our ability to deliver technology that manages the flow of funds to consumers, CPG brands, and publishers. Our systems are able to maintain rewards ledgers for each consumer within each publisher environment, track the accumulation of rewards through a digital wallet, orchestrate the flow of funds, and take care of all downstream billing and logistics. Our sophisticated anti-fraud systems work to prevent third parties from committing fraudulent activities such as improperly claiming referral discounts or submitting counterfeit receipts to improperly claim cash back rewards. With our capabilities reducing both the risks and the number of instances of fraud, we are positioned to win the trust of CPG brands and publishers, and more effectively serve our entire ecosystem.
Robust API integrations. We built our technology platform to be highly flexible and scalable with our API-first design, enabling CPG brands and retailers to easily integrate with us. We allow our customers and partners to leverage our APIs to integrate insights from our differentiated access to data into critical apps such as their customer relationship management software, marketing analytics tools, and more.
Our APIs allow our core technology stack to extend to our constituents and their respective platforms. We believe these plug and play capabilities offered by the IPN would be time consuming and expensive for publishers to recreate on their own, and are a key differentiator of Ibotta’s publisher ecosystem.

Our Publisher Relationships
Our publisher strategy is key to growing the IPN. We believe adding more third-party publishers will increase the consumer reach of offers in the IPN, making the IPN more attractive to CPG brands, and in turn, increasing the quality and breadth of offers available to consumers.
We manage a growing network of third-party publishers that host our offers on a white-label basis. Retailers that sell groceries and daily essentials are our primary focus because of the overlap between our offers and their product catalog and because their stores, apps, and websites are visited frequently by consumers with active purchase intent. We have partnerships in place that will allow us to publish offers on more than 300 different retailers that are in the network. For most large retailer publishers, including Walmart and Dollar General, we publish offers through direct integrations with the retailer. For some retailers, primarily smaller retailers, we publish content through other third-party intermediaries that have existing technical integrations with multiple different retailers. This enables a one-to-many connection for Ibotta, which allows Ibotta to increase the number of publishers in the IPN more quickly and cost effectively.
We have had success adding retailer publishers in the grocery, mass, and dollar channels over the past three years. These verticals are top-heavy, with a large proportion of total sales occurring at the largest few retailers. Focusing on the top retailers allows Ibotta to potentially reach more consumers faster, and with fewer technical integrations.
Increasing and diversifying the number of publishers in the network is highly beneficial to our business model. Given the extensibility of our technology platform, adding retailer publishers allows us to increase revenue without adding significant additional costs to the business. Once a publisher is integrated, we are able to increase the number of offers available on that publisher with little to no incremental work or cost to Ibotta or the publisher, generating increasing revenue at a relatively fixed cost. We also work with the publisher to increase redemptions through program enhancements and regular marketing campaigns. There are switching costs for publishers that may deter existing publishers from replacing Ibotta as their partner for powering their digital offer program. To date, Ibotta has not had an instance where a publisher has stopped working with us, switched to a competitor, or diminished the size of their digital offers program.
We may enter into revenue-share agreements with certain publishers which provide those publishers with a portion of the fees earned on redemptions of Ibotta-sourced offers that occur on their properties. The revenue-share structure has been commonly used in the industry, in part because other solutions providers have been dependent on accessing retailer-exclusive marketing budgets that were pre-allocated to be spent at a particular retailer. Retailers would allow their digital coupon solutions provider to access those budgets, but would require that the provider share a portion of the economic value created.
Retailer Publisher Relationships
Our Relationship with Walmart
Ibotta and Walmart entered into a multi-year strategic relationship that makes Ibotta the exclusive provider of digital item-level rebate offer content for Walmart U.S., across all product categories, for online and offline shopping. Any CPG brand that wishes to promote their product on Walmart.com or the Walmart app using a digital item-level rebate must work with Ibotta to run an offer on the IPN. Walmart’s “Manufacturer Offers” program incorporates Ibotta’s manufacturer-funded offers and allows Walmart’s customers to select manufacturer offers from the Walmart website or app, buy the featured items in-store or online, and instantly earn Walmart Cash which can be applied to future purchases in a Walmart store or on Walmart.com. In 2023, redemption revenue attributable to redemptions made through our strategic relationship with Walmart was less than 30% of our total redemption revenue.
Our agreement with Walmart was announced in June 2021. Prior to contracting with Ibotta, Walmart did not have a digital item-level rebates program. Walmart’s Manufacturer Offers program was initially launched under different branding in August 2022, to members of Walmart’s paid membership program, Walmart+. In September 2023, Walmart made the program broadly available to all Walmart customers with a Walmart.com account. While there can be no assurance regarding the future performance of this program or our continued relationship with Walmart, it is our intent to work with Walmart to enhance the program over the coming years. As an additional component of our multi-year agreement with Walmart, we issued warrants to Walmart which vest according to a performance and time-based schedule.
In connection with our relationship with Walmart, we entered into a Warrant Agreement with Walmart (the Walmart Warrant) pursuant to which Walmart received the right to purchase up to 3,528,577 shares (the Walmart Warrant Shares) of our Class A common stock at an exercise price of $70.12 per share for an aggregate purchase price of approximately $247.4 million, provided that if our stock is priced in this offering at less than $70.12 per share, the exercise price will be decreased to a price that is 10% below the price specified for in this offering. Exercise of the right to purchase certain Walmart Warrant Shares is subject to certain conditions, including the achievement of certain milestones and operating goals and satisfaction of certain obligations of both parties, or (with respect to 1,411,430 of such shares) passage of time. As of December 31, 2023, 1,940,718 shares were exercisable pursuant to the terms of the Walmart Warrant. If we increase or decrease the shares of our fully diluted capital stock prior to the consummation of this offering, the number of Walmart Warrant Shares exercisable shall be increased or decreased, as applicable, by an amount equal to 12.4% of the total increase or decrease of our fully diluted capitalization. We estimate that the Walmart Warrant Shares will be adjusted to a new total of 4,162,957 shares, following the issuance of 1,294,799 shares of our Class A common stock upon the automatic conversion of the convertible notes, based upon an assumed initial public offering price of $80.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after taking into account option and restricted stock unit grants made following the issuance of the Walmart Warrant. For further details regarding our relationship with Walmart, see the section titled “Certain Relationships and Related Party Transactions—Agreements with Walmart.”
Our Partnership with Dollar General
Our partnership with Dollar General was announced in January 2023 and launched in July of 2023. The success of our partnership with Dollar General to date and the growth in the usage of the program allows us to believe that we will be able to enhance the program and grow its impact.
Our Partnership with Family Dollar
In May 2023, Ibotta and Family Dollar, a subsidiary of Dollar Tree, Inc., entered into a multi-year strategic partnership that makes Ibotta the exclusive provider of item-level, CPG-sponsored, digital offers for the Family Dollar banner, across all product categories. Any CPG brand that wishes to promote their product on the Family Dollar website or mobile application with an item-level offer must work with Ibotta to run an offer on the IPN.
Other Retailer Publishers
In certain instances, Ibotta provides content to publishers indirectly, via a third-party technology partner. That is the case with Kroger, Shell, and Exxon. Ibotta has recently entered into an agreement with AppCard, through which Ibotta will soon gain access to the digital audiences of more than 300 small or medium sized grocery retailers, as of April 8, 2024.
Sales and Marketing
While we believe our clear value proposition and the proven efficacy of our platform have together driven our organic expansion with CPG brands, we also employ various sales and marketing strategies to attract CPG brands, publishers, and consumers to the IPN.

CPG brand partnerships
We continue to scale by deepening our collaboration with our existing CPG brand partners and attracting new CPG brands to our network. We believe the success of our efforts is exemplified by our industry-leading retention rate, with 96% of our top 100 clients retained between 2022 and 2023. We serve over 850 clients, representing over 2,400 different CPG brands, within the grocery and general merchandising categories as of December 31, 2023.
We aim to shift clients’ marketing budgets from other marketing channels, including other promotions vehicles, to Ibotta. Our sales motion varies to suit the needs of our clients. For smaller, more centralized CPG brands, we may interface directly with the client’s Chief Marketing Officer. For larger clients, our team may target Chief Marketing Officers, senior marketing or growth executives (or members of their team), individual brand or category managers, promotions managers, or centralized centers of excellence within the CPG brand umbrella. For larger clients, we often land with one brand and then seek to expand to others within the portfolio by demonstrating success with our campaigns.
Our sales organization consists of over 125 full-time employees, distributed across our Client Partnerships and Account Management teams. Our Client Partnerships team is responsible for sales to new and existing clients. Our Account Management team is dedicated to building and growing relationships with our clients, which they do by executing the campaigns sold by the Client Partnerships team and communicating the performance of those campaigns to our clients to encourage them to expand and extend their investments with Ibotta.
Each sales team within our organization may cover anywhere from one to dozens of clients, depending on the size, investment and complexity of those clients. For our largest and most strategic accounts, we have dedicated teams of employees who partner with a single client to recommend custom campaigns to achieve that client’s KPIs and to identify industry and category trends. The majority of our client accounts, however, are covered by client partners and account managers that also interact with other clients.
Our sales team is typically organized with a geographic focus based on where our clients are located in order to ensure that each team is able to interface with the brands they serve in person on a regular basis. We also have a team dedicated to the general merchandise category, as this category differs in its historical access to performance marketing tools and therefore currently requires a unique selling approach. We structure our sales team incentive plan to align with the objectives of Ibotta, our clients and our publisher partners, including revenue and redemptions driven, instead of on common compensation plan targets such as budgets secured or number of clips generated by associated offers.
Publisher relationships
We have dedicated teams focused on maintaining and growing existing relationships with third-party publishers and bringing new publishers onto our platform.
Our strategic partner management team consists of account managers and technical account managers who work with existing third-party publishers to grow the size of the audience on publisher platforms that interact with our offers and to increase the number of redemptions per consumer. This team works with cross-functional resources from Ibotta’s marketing, sales, product design, and technical teams to provide best practices and consultative support to publishers on an ongoing basis.
Our business development team works to establish new partnerships across several target verticals, including grocery, mass, and pharmacy retailers, as well as delivery service providers, specialty retailers, and non-retailer publishers. The business development team’s efforts are centered around acquiring top strategic publishers that have large audiences and can fuel the expansion of our network.

Marketing
Our most effective marketing tactic is the value that we have created for our redeemers, with approximately $1.8 billion in cash credited to their accounts. This has allowed us to build an efficient marketing engine with heavy organic growth while developing a broader set of marketing strategies to attract consumers to, and increase their engagement with, Ibotta’s D2C properties.
We run marketing across a wide variety of channels, including digital marketing campaigns across search engines, app stores, social media platforms, influencers, affiliates, and programmatic advertising outlets. We also invest in more traditional media to further our reach, and run targeted television ads on linear and streaming outlets, radio, podcasts, out of home, and sponsorships. Finally, we participate in key seasonal marketing events, like our Free Thanksgiving promotions, which have fed more than 10 million Americans since their inception.
As we have scaled the IPN, our marketing efforts have become increasingly business-to-business (B2B) focused. We aim to create inbound interest from potential third-party publishers, and we have invested more heavily in our own marketing efforts for clients and publishers. Attracting more CPG brands and publisher partners will expand our network.
These B2B marketing efforts leverage our D2C marketing experience to ensure that our partners understand the unprecedented scale and performance marketing efficiency of the IPN. Our focus here is to continue to grow the Ibotta brand, and further embed ourselves across the industry. We market Ibotta at key events, like GroceryShop, and have marquee partnerships to increase the visibility of our brand, including with the New Orleans Pelicans, F1 Racing’s Logan Sargeant, and our most recent jersey patch deal with our hometown team, and 2023 World Champions, Denver Nuggets.
Competition
The environment in which we operate is highly competitive. We compete for CPG brands, publishers, and consumers across our products and offerings.
For CPG brands. In sourcing offer budgets from CPG brands, we compete with legacy promotional tactics such as paper coupons, printable coupons, and FSIs, as well as load-to-card programs that publish digital coupons on the apps and websites of certain grocery retailers. In many cases, media agencies that invest in Ibotta choose to do so instead of investing in various display advertising alternatives. These include large social media and search-oriented platforms, programmatic media networks that sell ads on a cost per click (CPC) or cost per impression (CPM) basis, and more traditional offline advertising spend. We believe CPG brands can generate a high and quantifiable return on their online or offline ad spend with Ibotta due to our fee-per-sale model, large audience reach, single solution to share offers across multiple retailers, unparalleled omnichannel purchase-level data, our cookie-less privacy compliant marketing solution and our ability to limit stacking.
For publishers. We compete against rival digital coupon providers to convince retailers to leverage our technology and publish our offers on their digital properties. We believe that our access to national promotions budgets gives Ibotta differentiated access to the largest volume of digital promotions content. Our technology provides an easy integration and onboarding process. These advantages allow our retailer publishers to build higher consumer engagement, deliver more savings to their consumers, and create loyalty which helps them capture greater market share. Retailers could conceivably source offers for their own digital offers program, either in addition to or instead of working with a third-party partner. In that case, however, the retailer would likely be limited to retailer-exclusive offers and may not be able to tap into national promotions budgets within CPG brands. Further, Ibotta takes care of these functions so that retailers can focus their conversations with suppliers on negotiating the lowest possible price for goods and encouraging investments in higher margin products, such as retail media.
For consumers. Consumers can choose from among many other rewards programs that provide cash back, rewards, or discounts, including credit cards, individual retailer loyalty programs, and online shopping sites that aggregate retailer offers. There are also other mobile apps that offer digital promotions on CPG brand items, some of which provide cash back while others provide points. We win with consumers based on factors such as user experience, convenience, and value, as well as the quality, differentiation, and personalization of our offers. We believe consumers can generate more savings through Ibotta due to the volume and breadth of offers we provide and the fact that we offer cash back rather than points.
Our primary competitors include, but are not limited to:
•Companies that distribute paper coupons, retailer circulars, and FSIs, as well as load-to-card digital coupons through grocery retail apps and websites in a white-label fashion
•Other mobile apps that offer points, cash back rewards, or discounts to consumers when they upload their physical receipts or send in their e-receipt data
•Traditional and digital advertisers
•Operators of other cash back rewards programs, including those that focus on sitewide cash back for online purchases
We differentiate ourselves by offering an at-scale solution that is purpose built for CPG companies, reaches a large number of consumers, provides exclusive access to some of the largest third-party publishers, hosts a large number of offers, allows for a higher degree of targeting and measurement, operates on a fee-per-sale basis, works for both in-store and online shopping, and delivers more sales and offer redemptions.
Our Culture and Employees
Ibotta’s unique, founder-led work culture is defined by our Mission and company values, and we believe these are critical to our ongoing success.
Our Mission is to Make Every Purchase Rewarding, which means we seek to maximize the number of consumers who we benefit through the provision of rewards on their everyday purchases, regardless of whether they earn those rewards on our D2C properties or on one of our third-party publishers.
Our “IBOTTA” company values are:
•Integrity
•Boldness
•Ownership
•Teamwork
•Transparency
•A Good Idea Can Come From Anywhere
As of December 31, 2023, Ibotta employed 815 full-time employees, all but one of which resides in the United States. The largest portion of our total full time workforce (376 employees) are technologists who report up through our Chief Technology Officer. We also engage with contractors, vendors, and consultants. As of December 31, 2023, we also had 84 part-time employees who focus on providing customer support for redeemers. Nearly half our full-time employees live near our headquarters in Denver, Colorado, and the remainder live and work remotely. Because we believe in the value of in-person collaboration where possible, as of October 2023, we began posting all new job offerings as hybrid positions, with a requirement of three days in the office and two days remote, for employees living near our Denver headquarters. We will continue to make remote hiring decisions as necessary, if a position cannot be filled by qualified hybrid candidates. For our current employees who are remote, we spend a significant amount of time focused on ensuring effective collaboration between remote and in-person employees, making sure that all employees working remotely are fully engaged with the company and their respective teams, and giving remote employees opportunities to come to our Denver headquarters periodically.
All of our employees are currently based in the United States except for one located in Mexico. None of our employees are covered by collective bargaining agreements. We believe our employee relations are favorable and we have not experienced any work stoppages.
We are highly selective as an employer, and we have a strong track record of employee retention. The average tenure of our full-time employees is 2.8 years. Ibotta has a strong employee referral program, which is a leading source of new hires.
Ibotta has been recognized by Inc. as a Best Workplace (2017, 2023), by BuiltIn Colorado as a Top 100 Best Places to Work in Colorado (2021-23), and by the Denver Post as a Top Workplace (2017-19, 2021). Our Founder and CEO, Bryan Leach, has been recognized by Glassdoor.com as a Top 10 CEO in the United States for small and medium-sized businesses, as well as CEO of the Year by ColoradoBiz, and EY Entrepreneur of the Year for the Mountain West region.
We are strongly committed to maintaining a diverse, equitable, and inclusive workplace. This means we prioritize hiring and promoting people who not only have the skills required to perform their respective roles, but also bring diverse perspectives and experiences to their work at Ibotta. We invest in employee development to ensure all employees are prepared for career growth opportunities both at Ibotta and beyond their time with us. We regularly audit our hiring and promotions practices to ensure that we live up to our commitment as an equal opportunity employer with no pay disparities based on gender, sex, sexual orientation, race, national origin, age, or religion.
In addition to providing challenging and engaging work, we also provide robust benefits, including health insurance for employees and dependents, which include options that are fully funded by Ibotta, 401k match, fertility benefits, paid parental leave and generous time off to support both physical and mental well-being. We foster a tight-knit culture through company events, team building, concerts by our company band, the Ibotta Blowholes, and participation in our employee-led Culture Clubs, which provide opportunities for employees with similar interests, backgrounds and experiences to engage cross-functionally. Annually our employees can use dedicated volunteer hours to give back to their communities or via Ibotta Gives Day, our company-wide day of philanthropy. We are proud of the Ibotta culture and see its value reflected in our semi-annual employee engagement scores which reflect high engagement and a strong intent to remain with Ibotta.
Our board of directors and compensation committee oversee our human capital strategy, which is developed and managed under the leadership of our Chief People Officer, who reports to our Chief Executive Officer. Ibotta is committed to providing equitable compensation opportunities and rewarding employees who achieve results, live our Mission and values, and help others succeed.
Intellectual Property
Our intellectual property rights are valuable and important to our business. We rely on a combination of patents, copyrights, trademarks, trade secrets, know-how, contractual provisions, and confidentiality procedures to protect our intellectual property rights.
As of December 31, 2023, we held nine issued United States patents and had eight United States patent applications pending. Our issued patents are scheduled to expire as early as 2032. We continually review our development efforts to assess the existence and patentability of new intellectual property.

We have registered “Ibotta” and related marks as trademarks in the United States and other jurisdictions. We have also registered domain names for websites that we use in our business, such as www.ibotta.com and related variations.
In addition to the protection provided by our intellectual property rights, we enter into proprietary information and invention assignment agreements or similar agreements with our employees, consultants, and contractors. We further control the use of our proprietary technology and intellectual property rights through provisions in our agreements with partners.
We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented or challenged. For additional information, see the sections titled “Risk Factors—Risks Related to our Intellectual Property—We may not be able to adequately protect our intellectual property rights or may be accused of infringing intellectual property rights of third parties.”
Our Facilities
We are headquartered in Denver, Colorado, where we lease 76,066 square feet pursuant to a lease that expires in October 2025. We do not own any real property. We believe that our facilities are adequate to meet our current needs, but different or additional facilities may be necessary to accommodate the expansion of our business in the future.
Legal Proceedings
From time to time, we are involved in various legal proceedings arising from activities in the normal course of business. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, financial condition, results of operations, and prospects. Defending any legal proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.
Privacy and Security
Ibotta is subject to U.S. federal and state laws and regulations regarding privacy, data protection and information security, including laws and regulations regarding the storage, protection, sharing, use, transfer, disclosure, and other processing of personal data, as well as related subjects such as marketing and consumer protection. For example, the California Consumer Privacy Act of 2018 (the CCPA) went into effect on January 1, 2020. The CCPA requires covered companies (including Ibotta) to, among other things, provide certain disclosures to California consumers, and afford such consumers abilities to opt-out of the sale of, review, and delete personal information that is collected by businesses. Similar legislation has been proposed or adopted in numerous other states. In November 2020, California voters passed the California Privacy Rights Act of 2020 (the CPRA). The CPRA, which amended the CCPA and took effect on January 1, 2023, among other things, expanded the CCPA with additional privacy compliance obligations for businesses, provided additional rights to California consumers, and established a regulatory agency dedicated to enforcing those requirements. Because they were recently enacted with new regulations that are only partially complete and have been subject to legal challenge and are evolving quickly, aspects of the CCPA, CPRA, and other state laws and regulations, such as the Colorado Privacy Act, as well as their enforcement, remain unclear. The effects of the CCPA, CPRA, and other state or federal laws relating to privacy, data protection and information security are significant and may require us to modify our business practices in an effort to achieve compliance.
We have implemented a variety of technical and organizational security and other measures designed to protect our data and other data that we maintain, including data pertaining to our redeemers,

employees, and business partners. Despite implementation of these measures, we may be unable to anticipate or prevent unauthorized access to, or unavailability, acquisition, corruption, loss, disclosure, or other processing of such data. The CCPA and similar laws impose significant statutory damages as well as a private right of action for certain data breaches that implicate consumers’ personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation.
Actual or perceived non-compliance with applicable laws and regulations relating to privacy, data protection, and cybersecurity could result in litigation, claims, proceedings, actions or investigations by governmental entities, authorities or regulators, and significant financial penalties and related legal liabilities. There can be no assurance that we will not be subject to private claims or litigation or regulatory investigations or other action, or be subject to penalties, liabilities, or other obligations, including financial penalties, in the event of a security breach or incident or any actual or alleged failure to comply with laws, regulations, industry standards, contractual obligations or other actual or asserted obligations relating to privacy, data protection, or cybersecurity. We also could be adversely affected if new legislation or regulations are passed or existing laws or regulations are expanded and interpreted in manners that are inconsistent with our policies or practices or require changes in our business practices. Any of these circumstances could adversely affect our business, financial condition, results of operations, and prospects.
For additional information, please see the sections titled “Risk Factors—Risks Related to Government Regulation, Tax or Accounting Standards.”

MANAGEMENT
Executive Officers and Directors
The following table sets forth, as of March 21, 2024, the names, ages, and positions of our executive officers and directors that the Company expects to be on the board of directors at the time of this offering:

Name	Age	Position
Executive Officers:
Bryan Leach	46	Founder, Chief Executive Officer, President, and Chairman of our Board of Directors
Sunit Patel	62	Chief Financial Officer
Luke Swanson	43	Chief Technology Officer
Marisa Daspit	46	Chief People Officer
Richard Donahue	43	Chief Marketing Officer
David T. Shapiro	54	Chief Legal Officer
Amir El Tabib	38	Chief Business Development Officer
Chris Jensen	44	Chief Revenue Officer
Non-Employee Directors:
Stephen Bailey(2)(3)	44	Director
Amanda Baldwin(2)	45	Director
Amit N. Doshi(1)(3)	46	Director
Thomas Lehrman(1)	51	Director
Valarie Sheppard(1)(2)	60	Director
Larry W. Sonsini(3)	83	Director
_______________
(1)Member of the audit committee
(2)Member of the compensation committee
(3)Member of the nominating and corporate governance committee
Executive Officers
Bryan Leach, Founder, Chief Executive Officer, President, and Chairman of our Board of Directors. Mr. Leach founded Ibotta in 2011, when he realized the need for a more innovative approach to connecting CPG brands, retailers, and consumers through technology. Today, the Company runs a leading digital promotions network in the CPG industry, called the Ibotta Performance Network (IPN). Ibotta also operates a popular direct-to-consumer cash back app, which has garnered over 50 million registered users. Since inception, the Company has credited approximately $1.8 billion in cash back, which has helped consumers pay for life’s necessities, including food, shelter, healthcare, and education. Mr. Leach is a frequent commentator on loyalty and rewards and digital marketing. He has been recognized as a Top 10 CEO in the United States (for small/medium size businesses) by Glassdoor.com, CEO of the Year by ColoradoBiz magazine, and EY Entrepreneur of the Year for the Rocky Mountain Region. We believe that, as the founder of the Company, Mr. Leach’s knowledge of the Company, experience building and leading the Company, and perspective as the Company’s Chief Executive Officer and President qualify him to serve on our board of directors.
Prior to Ibotta, Mr. Leach was a partner at Bartlit Beck LLP, a leading law firm, and served as a law clerk for Justice David Souter at the U.S. Supreme Court and José Cabranes at the U.S. Court of Appeals for the Second Circuit. Mr. Leach holds an A.B. degree in Social Studies from Harvard College, a Masters of Philosophy degree in Economic and Social History from Oxford University (Marshall Scholar) and a J.D. from Yale Law School. He has climbed to the summit of Colorado’s 58 tallest mountains, each over 14,000 feet in elevation.

Sunit Patel, Chief Financial Officer. Mr. Patel has served as our Chief Financial Officer since February 2021. Prior to Ibotta, Mr. Patel was Executive Vice President, Merger and Integration at T-Mobile, a telecommunications company, from October 2018 to April 2020. Mr. Patel previously worked at Level 3 Communications Inc., a telecommunications company (which was acquired by CenturyLink, Inc., a telecommunications company) from March 2003 until October 2017 as Chief Financial Officer, and as Chief Financial Officer of CenturyLink, Inc. from October 2017 to October 2018. Since January 2024, Mr. Patel has served on the board of directors of Crown Castle Inc., a real estate investment trust and provider of shared communications infrastructure. Mr. Patel holds a Bachelor’s degree in Chemical Engineering and Economics from Rice University and is a Chartered Financial Analyst.
Luke Swanson, Chief Technology Officer. Mr. Swanson has served as our Chief Technology Officer since January 2013 and is a member of our founding team. He was previously our Vice President of Engineering from April 2012 to January 2013. Previously, Mr. Swanson was Vice President of Engineering at Photobucket Corp., an image and video hosting website from December 2009 to April 2012. Mr. Swanson holds a Bachelor’s degree in Computer Science from the University of Colorado at Boulder.
Marisa Daspit, Chief People Officer. Ms. Daspit has served as our Chief People Officer since December 2021. Previously, she served as our Senior Vice President of People from July 2020 to December 2021, our Head of People from July 2019 to July 2020, and our Director of Talent Management from December 2018 to July 2019. Ms. Daspit served as a Founding Member of CPOHQ, a platform for Chief People Officers to learn from each other from June 2020 to December 2021. Prior to joining the Company, Ms. Daspit served as Director Organizational Effectiveness at Welltok, Inc., a healthcare consumer activation platform from September 2017 to December 2018. Ms. Daspit holds a Master of Arts, Instructional Learning Technologies from the University of Colorado Denver.
Richard Donahue, Chief Marketing Officer. Mr. Donahue has served as our Chief Marketing Officer since January 2021. Previously, he served as our Senior Vice President of Marketing from December 2015 to January 2021, our Vice President of Marketing from August 2014 to December 2015, our Director of Marketing from April 2014 to August 2014, and our Director of Sales from May 2013 to March 2014. Prior to joining Ibotta, Mr. Donahue worked in brand marketing at Kraft Heinz Co. from August 2010 to May 2013. Mr. Donahue holds a Master of Business Administration Degree from the University of Texas at Austin and a Bachelor’s degree in Political Science from the University of California at Los Angeles.
David T. Shapiro, Chief Legal Officer. Mr. Shapiro has served as our Chief Legal Officer since March 2024. Prior to joining Ibotta, Mr. Shapiro served as Executive Vice President and General Counsel of Vail Resorts, Inc., a mountain resort company, from July 2015 to February 2024. Mr. Shapiro previously served as General Counsel and Senior Vice President for DaVita Inc., a provider of dialysis services and integrated health care management services, as Chief Special Counsel from 2012 to 2013, and as Senior Vice President and Chief Compliance Officer from 2008 to 2012. From 2003 to 2007, he served as a trial attorney for the U.S. Department of Justice’s Civil Frauds Section in Washington, D.C. and, prior to that, in private practice at law firms in Connecticut, Philadelphia, and Washington, D.C. Mr. Shapiro currently serves as a member of the board of trustees for Colorado Academy, and is Chair of the Risk Committee. He has previously served on other private and non-profit boards, including the Children's Hospital Colorado, the Denver Public School Foundation, and the Denver Metro Chamber of Commerce. Mr. Shapiro holds a Bachelor’s degree in Economics from Trinity College and a J.D. from the University of Connecticut School of Law.
Amir El Tabib, Chief Business Development Officer. Mr. El Tabib has served as our Chief Business Development Officer since December 2022. Previously, he served as our Senior Vice President of Business Development from December 2020 to December 2022, our Vice President of Business Development from January 2020 until December 2020, our Senior Director, Retail Partnerships from July 2017 to January 2020, our Director, Retail Partnerships from January 2017 to July 2017, and our Account Executive, Retail Partnerships from February 2016 until December 2016. Mr. El Tabib holds Bachelor’s degrees in Political Science and Business Administration from the University of Colorado Boulder and a Master of Business Administration from the University of Chicago Booth School of Business.
Chris Jensen, Chief Revenue Officer. Mr. Jensen has served as our Chief Revenue Officer since December 2022. Previously, he served as our Executive Vice President of Revenue from August 2021 to December 2022, our Senior Vice President of Partnerships + Business Development from July 2018 to August 2021, and our Vice President of Partnerships from October 2016 to July 2018. Mr. Jensen was also the Founder and CEO of Givella, LLC, a mobile fundraising and marketing platform from 2014 until 2019, and a Global Marketer at Whole Foods Market, Inc. from 2008 to 2015. Mr. Jensen holds a Bachelors degree in Sociology from University of Colorado Boulder and a Master of Business Administration in Marketing and Management from The McCombs School of Business at The University of Texas at Austin.
Non-Employee Directors
Stephen Bailey, Director. Mr. Bailey joined our board of directors in February 2024. Mr. Bailey has served as Founder and Chief Executive Officer of ExecOnline, Inc., a leading provider of B2B leadership development solutions, since 2011. Prior to that he served as Chief Executive Officer and Chief Product Officer of Frontier Strategy Group, LLC, a software and information services business, from January 2006 to May 2011. Before joining Frontier Strategy Group, Mr. Bailey was an associate in the venture capital and private equity group of WilmerHale. Since June 2020, Mr. Bailey has served on the board of directors of Match Group, Inc., a digital technology company designed to help people make connections. Mr. Bailey earned a J.D. from Yale Law School and a B.A. from Emory University. We believe that Mr. Bailey is qualified to serve on our board of directors because of his extensive management experience and experience with technology companies.
Amanda Baldwin, Director. Ms. Baldwin joined our board of directors in August 2021. Since December 2023, Ms. Baldwin has served as the Chief Executive Officer of Olaplex Holdings, Inc., a science-enabled haircare company. Prior to joining Olaplex, Ms. Baldwin served as Chief Executive Officer of Supergoop LLC from August 2016 to November 2023. Prior to joining Supergoop LLC, she served as a Senior Vice President at L Catterton, a global consumer-focused investment fund, collaborating with management teams across the portfolio with a particular focus on the beauty sector. She previously led the omnichannel marketing strategy of Dior Beauty North America at Louis Vuitton Moet Hennessy (LVMH) and held several positions at Clinique, a part of The Estée Lauder Companies. Ms. Baldwin currently serves on the board of directors of Olaplex and KIPP NYC, a charter school network. Ms. Baldwin holds a M.B.A. from the University of Pennsylvania Wharton School and a A.B. from Harvard University. We believe that Ms. Baldwin is qualified to serve on our board of directors because of her marketing and management expertise.
Amit N. Doshi, Director. Mr. Doshi joined our board of directors in December 2011. Since 2012, Mr. Doshi has been the Managing Partner and Portfolio Manager at Harbor Spring Capital, LLC, an investment firm which he founded. From 2008 to 2012, he was a Managing Director at Tiger Global Management, LLC, an investment firm. From 2002 to 2004, he was an Associate at Madison Dearborn Partners, an investment firm. From 2000 to 2002, he was an Analyst at Goldman Sachs, an investment banking firm. Mr. Doshi holds a Bachelor’s degree in Economics, a Master of Business Administration and a J.D. from Harvard University. We believe Mr. Doshi’s background in investments and finance qualifies him to serve on our board of directors.
Thomas D. Lehrman, Director. Mr. Lehrman joined our board of directors in March 2015. Mr. Lehrman has been the Managing Partner of Teamworthy Ventures, a venture investment firm, since January 2015. Mr. Lehrman also has served as co-founder and director of Gerson Lehrman Group, a research and information services company, since June 1998, and served as its Co-CEO from June 1998 to August 2001. Mr. Lehrman has also worked as an Office Director in the International Security and Nonproliferation Bureau at the U.S. State Department from 2006 to 2007 and started his investing career as a financial analyst at Tiger Management from 1995 to 1997. He holds a B.A. in History from Duke

University and a J.D. from Yale Law School. We believe Mr. Lehrman’s management experience and experience in investing and finance qualify him to serve on our board of directors.
Valarie Sheppard, Lead Independent Director. Ms. Sheppard joined our board of directors in August 2021. Ms. Sheppard worked at Procter & Gamble (P&G) as Treasurer, Controller & Executive Vice President Company Transition Leader from April 2019 until she retired from P&G in March 2021. Previously, she served as P&G’s Senior Vice President, Treasurer, Comptroller from October 2013 to April 2019, and in various other roles since July 1986. Ms. Sheppard led P&G’s global Finance, Accounting and Treasury team, responsible for the external financial reporting, financial planning, global business development and treasury operations for company businesses and operations in over 70 countries, with annual sales of more than $65 billion. She also led the global implementation of P&G’s new organization design, P&G’s most significant restructuring initiative in 25 years. Ms. Sheppard served as a board member of the Federal Reserve Bank of Cleveland, from January 2018 to December 2021 and Innovative International Acquisition Corp. from October 2021 to July 2023. Ms. Sheppard also was a board member of Sovos Brands, Inc. from September 2021 to March 2024. She is currently a board member of KDC-One, a package design and manufacturing solutions provider, since April 2021. From 2015 to 2020, Ms. Sheppard was a board member of Anixter International, Inc., a distributor of network and security solutions. Ms. Sheppard holds a Bachelor’s degree in Accounting and a Master’s degree in Industrial Administration from Purdue University. We believe Ms. Sheppard’s extensive finance and management experience qualifies her to serve on our board of directors.
Larry W. Sonsini, Director. Mr. Sonsini joined our board of directors in October 2014. Mr. Sonsini is a Senior and Founding Partner of Wilson Sonsini Goodrich & Rosati, P.C. where he has practiced since 1966 and has served as CEO and Chairman for more than 35 years. Mr. Sonsini received an A.B. degree in Political Science and a J.D. from the University of California at Berkeley. We believe Mr. Sonsini’s extensive legal experience advising public companies and, in particular, other technology companies, and as a former member of the NYSE board of directors and experience serving on public company boards qualify him to serve on our board of directors.
Family Relationships
There are no family relationships among any of our executive officers or directors.
Board Composition
Our board of directors will consist of seven members. After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.
Our amended and restated certificate of incorporation will provide that, from and after the time of the closing of the initial sale of shares of Class A common stock in this initial public offering, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:
•the Class I directors will be Amanda Baldwin and Thomas Lehrman, and their terms will expire at the annual meeting of stockholders to be held in 2025;
•the Class II directors will be Amit Doshi and Larry Sonsini, and their terms will expire at the annual meeting of stockholders to be held in 2026; and
•the Class III directors will be Stephen Bailey, Bryan Leach and Valarie Sheppard, and their terms will expire at the annual meeting of stockholders to be held in 2027.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our amended and restated certificate of incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.
This classification of our board of directors may have the effect of delaying or preventing changes in control of our Company.
Director Independence
Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning their background, employment and affiliations, our board of directors has determined that Amanda Baldwin, Stephen Bailey, Amit Doshi, Thomas Lehrman, Valarie Sheppard, and Larry Sonsini do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the New York Stock Exchange. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”
Role of the Board in Risk Oversight
Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including strategic risks, legal and compliance risks, credit risks, liquidity risks, and operational risks. Consistent with this approach, our board of directors regularly reviews our strategic and operational risks in the context of discussions with management, question and answer sessions, and reports from the management team at each regular board meeting. Our board of directors also receives regular reports on all significant committee activities at each regular board meeting and evaluates the risks inherent in significant transactions.
In addition, our board of directors has tasked designated standing committees with oversight of certain categories of risk management. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation philosophy and practices applicable to all employees to determine whether they encourage excessive risk-taking and evaluates policies and practices that could mitigate such risks. The nominating and corporate governance committee will be responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. The audit committee is responsible for overseeing the management of risks relating to accounting matters, internal controls over financial reporting and disclosure controls and procedures, and legal and regulatory requirements. Our audit committee also, among other things, discusses with management, the internal auditors, and the independent auditor guidelines and policies with respect to risk assessment and risk management, as well as potential conflicts of interest. The audit committee further oversees our initiatives related to cybersecurity, including our Information Security Program. Our Information Security Program includes our initiatives designed to assess, identify, and manage cybersecurity risks (including risks related to our third-party vendors) and also includes periodic risk assessments, third-party penetration tests, and third-party audits. Our Information Security Program is established by our Information Security Committee, which is composed of members of senior management, and overseen by our Head of Information Security. The efforts of our Information Security Committee and Head of Information Security together inform management’s updates to the audit committee concerning cybersecurity risks and risk management.

Our board of directors believes its current leadership structure supports the risk oversight function of the board. As Chair, Mr. Leach has primary responsibility for setting the agenda for meetings of the board of directors and his combined role as CEO and Chair gives him unique insight into the risk profile of the company, including emerging risks.
Board Committees
Our board of directors has an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which has the composition and the responsibilities described below.
Audit Committee
The members of our audit committee are Valarie Sheppard, Amit Doshi and Thomas Lehrman. Valarie Sheppard is the chair of our audit committee. Our board of directors has determined that each member of our audit committee is a financial expert, as that term is defined under the SEC rules implementing SOX Section 407, and possesses financial sophistication, as defined under the rules of the New York Stock Exchange. Our audit committee oversees our corporate accounting and financial reporting process and assists our board of directors in monitoring our financial systems. Our audit committee will also:
•select and hire the independent registered public accounting firm to audit our financial statements;
•help to ensure the independence and performance of the independent registered public accounting firm;
•approve audit and non-audit services and fees;
•review financial statements and discuss with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews and the reports and certifications regarding internal controls over financial reporting and disclosure controls;
•prepare the audit committee report that the SEC requires to be included in our annual proxy statement;
•review reports and communications from the independent registered public accounting firm;
•review the adequacy and effectiveness of our internal controls and disclosure controls and procedure;
•review our policies on risk assessment and risk management;
•review and discuss with management our cybersecurity and other information technology risks, controls and procedures and our plans to mitigate cybersecurity risks and to respond to data breaches;
•review related party transactions; and
•establish and oversee procedures for the receipt, retention, and treatment of accounting related complaints and the confidential submission by our employees of concerns regarding questionable accounting or auditing matters.
Our audit committee will operate under an updated written charter, to be effective prior to the completion of this offering, which will satisfy the applicable rules of the SEC and the listing standards of the New York Stock Exchange.

Compensation Committee
The members of our compensation committee are Amanda Baldwin, Stephen Bailey and Valarie Sheppard. Amanda Baldwin is the chair of our compensation committee. Our compensation committee oversees our compensation policies, plans, and benefits programs. The compensation committee will also:
•oversee our overall compensation philosophy and compensation policies, plans, and benefit programs;
•review and approve or recommend to the board of directors for approval compensation for our executive officers and directors;
•prepare the compensation committee report that the SEC will require to be included in our annual proxy statement;
•administer our equity compensation plans; and
•oversee our talent and human capital management, including effectiveness of initiatives to attract and retain employees and our performance and talent management practices and programs.
Our compensation committee will operate under an updated written charter, to be effective prior to the completion of this offering, which will satisfy the applicable rules of the SEC and the listing standards of the New York Stock Exchange.
Nominating and Corporate Governance Committee
The members of our nominating and corporate governance committee are Amit Doshi, Stephen Bailey and Larry Sonsini. Amit Doshi is the chair of our nominating and corporate governance committee. Our nominating and corporate governance committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. Specifically, the nominating and corporate governance committee will:
•identify, evaluate, and make recommendations to our board of directors regarding nominees for election to our board of directors and its committees;
•consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;
•review succession planning for executive officers;
•review developments in corporate governance practices;
•evaluate the adequacy of our corporate governance practices and reporting;
•oversee our environmental, social and governance programs;
•review proposals submitted by stockholders for action at the annual meeting of stockholders; and
•evaluate the performance of our board of directors and of individual directors.
Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, which will satisfy the applicable rules of the SEC and the listing standards of New York Stock Exchange.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee is or has been an officer or employee of our Company. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee.
Code of Business Conduct and Ethics
We have adopted a written code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following this offering, the code of business conduct and ethics will be available on our website at https://www.ibotta.com. We intend to disclose future amendments to such code, or any waivers of its requirements, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, or our directors on our website identified above. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus.
Director Compensation
The table below summarizes the compensation of each person serving as a non-employee director for the year ended December 31, 2023. We do reimburse our directors for expenses associated with attending meetings of our board of directors and committees of our board of directors. Following the completion of this offering, we expect to implement an annual cash and equity compensation program for our non-employee directors.
Directors who are also our employees receive no additional compensation for their service as directors. Bryan Leach was our only employee director during fiscal 2023. See the section titled “Executive Compensation” for additional information about Mr. Leach’s compensation.

Name	Option Awards ($)(1)	Total ($)
Amanda Baldwin	101,989	101,989
Amit N. Doshi	—	—
Thomas Lehrman	—	—
Valarie Sheppard	101,989	101,989
Larry W. Sonsini	—	—
_______________
(1)The amounts reported in this column represent the aggregate grant date fair value of each award as calculated in accordance with ASC 718. The assumptions used in calculating the grant date fair value of the award disclosed in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. These amounts do not correspond to the actual value that may be recognized by the named executive officers upon vesting of the applicable awards.

The following lists all outstanding equity awards held by non-employee directors as of December 31, 2023:

Name	Aggregate Number of Shares Underlying Outstanding Options
Amanda Baldwin	40,810
Amit N. Doshi	—
Thomas Lehrman	—
Valarie Sheppard	40,810
Larry W. Sonsini	—
In connection with this offering, we intend to grant to each of our non-employee directors an award of restricted stock units covering a number of shares of our Class A common stock equal to $400,000 divided by the initial public offering price set forth on the cover of this prospectus, effective immediately following the completion of this offering. Each such award will vest in equal annual installments over a period of 3 years, in each case subject to continued service through each relevant vesting date.
Non-Employee Director Compensation
We have adopted, and we expect our stockholders to approve, an Outside Director Compensation Policy that will be effective upon the effective date of the registration statement of which this prospectus forms a part. Our Outside Director Compensation Policy will provide that all non-employee directors serving on the on the audit, compensation, and nominating and corporate governance committees will be entitled to receive the following cash compensation for their services on such committees following the effectiveness of the Outside Director Compensation Policy:
•$40,000 retainer per year for each non-employee director;
•$25,000 retainer per year for the chair of the board;
•$25,000 retainer per year for lead non-employee director;
•$20,000 retainer per year for the chair of the audit committee or $10,000 retainer per year for each other member of the audit committee;
•$15,000 retainer per year for the chair of the compensation committee or $7,500 retainer per year for each other member of the compensation committee; and
•$10,000 retainer per year for the chair of the nominating and corporate governance committee or $5,000 retainer per year for each other member of the nominating and corporate governance committee.
Each non-employee director who serves as the chair of a committee will receive only the additional annual fee as the chair of the committee and will not receive the additional annual fee as a member of the committee. All cash payments to non-employee directors will be paid quarterly in arrears on a prorated basis.
In addition to the compensation structure described above, our Outside Director Compensation Policy will provide the following equity incentive compensation program for non-employee directors. Each person who first becomes a non-employee director will receive, on the first trading date on or after the date on which the person first becomes a non-employee director, an initial award of restricted stock units covering a number of shares having a value equal to $400,000, rounded to the nearest whole share. Each initial award will vest as to 1/3rd of the restricted stock units on each anniversary of the grant date, in each case subject to continued service through each relevant vesting date. If the person was a member of our board of directors and also an employee, becoming a non-employee director due to termination of employment will not entitle the non-employee director to an initial award.
On the date of each of our annual stockholder meetings following the effective date of the registration statement of which this prospectus forms a part, then except as noted below, each non-employee director who has provided continuous service as a non-employee director from the date that is 6 months before that annual stockholder meeting through the date of that annual stockholder meeting automatically will be granted an award of restricted stock units covering a number of having a grant value of $200,000, rounded to the nearest whole share. Each annual award will vest as to 100% of the restricted stock units on the earlier of (i) the first anniversary of the date the award is granted or (ii) the day prior to the date of the annual stockholder meeting next following the date the award was granted, in each case subject to continued service through the applicable vesting date.
With respect to equity awards granted to a non-employee director while such individual was a non-employee director, in the event of a change in control of our Company, the non-employee director will fully vest in and have the right to exercise his or her outstanding equity awards (including those granted pursuant to our Outside Director Compensation Policy) and, with respect to equity awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable award agreement or other written agreement between the non-employee director and us.
In any fiscal year of ours, no non-employee director may be paid, issued or granted cash compensation and equity awards with a total value of no greater than $750,000 (or $1,000,000 for the fiscal year in which the individual begins service as a non-employee director), with the value of an equity award based on its grant date fair value for purposes of this limit, or the annual director limit. Any cash compensation paid or equity awards granted to a non-employee director while he or she was an employee or consultant (other than a non-employee director) will not count toward the annual director limit.
Our Outside Director Compensation Policy also will provide for the reimbursement of our non-employee directors for reasonable, customary and documented travel expenses to attend meetings of our board of directors and committees of our board of directors.
Compensation for our non-employee directors will not be limited to the equity awards and payments set forth in our Outside Director Compensation Policy. Our non-employee directors will remain eligible to receive equity awards and cash or other compensation outside of the Outside Director Compensation Policy, as may be provided from time to time at the discretion of our board of directors. For further information regarding the equity compensation of our non-employee directors, see the section of this prospectus titled “Executive Compensation—Employee Benefit and Stock Plans—2024 Equity Incentive Plan.”

EXECUTIVE COMPENSATION
Our named executive officers for the year ended December 31, 2023, which consist of our principal executive officer and the next two most highly compensated executive officers, are:
•Bryan Leach, our Founder, Chief Executive Officer, and President;
•Amir El Tabib, our Chief Business Development Officer; and
•Luke Swanson, our Chief Technology Officer.
Summary Compensation Table
The following table sets forth information regarding the compensation of our named executive officers for the year ended December 31, 2023.

Name and Principal Position	Year	Salary($)	Bonus($)	Stock Awards ($)(1)	Option Awards ($)(1)	All Other Compensation ($)	Total($)
Bryan Leach Founder, Chief Executive Officer, and President	2023	429,327	645,000	279,509	407,955	6,910(2)	1,768,701
Amir El Tabib Chief Business Development Officer	2023	224,808	253,125	109,679	1,484,620	6,176(3)	2,078,408
Luke Swanson Chief Technology Officer	2023	429,327	645,000	279,509	271,970	10,965(4)	1,636,771
_______________
(1)This amounts reported in this column represent the aggregate grant date fair value of the awards granted to each named executed officer in 2023 and January 2024 (as discussed in further detail in the “2023 Bonus Program” section below) as calculated in accordance with ASC 718. The assumptions used in calculating the grant date fair value of the award disclosed in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. These amounts do not correspond to the actual value that may be recognized by the named executive officers upon vesting of the applicable awards.
(2)Consists of $6,785 in 401(k) plan matching contributions and $125 in life insurance premiums.
(3)Consists of $6,051 in 401(k) plan matching contributions and $125 in life insurance premiums.
(4)Consists of $10,840 in 401(k) plan matching contributions and $125 in life insurance premiums.
Narrative Disclosure to Summary Compensation Table
2023 Bonus Program
In 2023, we adopted a bonus plan for eligible employees, including our named executive officers. Our named executive officers’ target bonus opportunities under the 2023 bonus plan were equal to 100% of base salary for Messrs. Leach and Swanson and 75% of base salary for Mr. El Tabib.
Under our 2023 bonus plan, eligible employees were able to earn cash bonuses based on our achievement of 2023 annual targets for Adjusted EBITDA and revenue, which were weighted equally. In addition, our compensation committee had the discretion to increase or decrease the actual bonus amount payable under the 2023 bonus plan based on the business environment, our performance, and/or the employee’s performance.
Following the end of 2023, our compensation committee reviewed our performance against the Adjusted EBITDA and revenue performance measures and approved bonuses of 150% of the target amount for each named executive officer. The actual bonus amounts payable to our named executive officers under the 2023 bonus plan are set forth in the “Summary Compensation Table.”
In January 2024, our compensation committee further determined, in light of exemplary performance and substantial achievement in excess of target goals established for 2023 and to encourage retention through the expiration of applicable lock-up periods in connection with this offering, to grant restricted stock unit awards to each of Messrs. Leach, El Tabib and Swanson covering 8,973, 3,521, and 8,973 shares of Class A common stock, respectively. These grants are reported in the Summary Compensation Table for 2023, because they were made in respect of services provided in 2023.
Outstanding Equity Awards at Fiscal Year-End
The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2023.

	Option Awards					Stock Awards
Name(1)	Grant Date	Number of Shares of Stock Underlying Unexercised Options Exercisable (#)	Number of Shares of Stock Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Bryan Leach(3)	01/16/2017	212,000	—	3.99	01/16/2027	—	—
Bryan Leach(4)	01/25/2018	30,000	—	5.05	01/25/2028	—	—
Bryan Leach(5)	11/13/2018	50,000	—	5.35	11/13/2028	—	—
Bryan Leach(6)	12/11/2019	50,000	—	12.75	12/11/2029	—	—
Bryan Leach(7)(22)(23)	12/08/2020	187,500	62,500	8.30	12/08/2030	—	—
Bryan Leach(8)(22)(23)	07/15/2021	—	176,471	22.20	07/15/2031	—	—
Bryan Leach(9)(22)(23)	07/15/2021	—	176,471	22.20	07/15/2031	—	—
Bryan Leach(10)(22)(23)	02/08/2022	15,972	9,028	19.25	02/08/2032	—	—
Bryan Leach(11)(22)(23)	03/07/2023	13,750	46,250	10.40	03/07/2033	—	—
Amir El Tabib(12)	10/12/2017	1,000	—	5.05	10/12/2027	—	—
Amir El Tabib(13)	01/25/2018	1,000	—	5.05	01/25/2028	—	—
Amir El Tabib(14)	02/12/2019	7,500	—	5.55	02/12/2029	—	—
Amir El Tabib(15)	02/04/2020	5,000	—	12.75	02/04/2030	—	—
Amir El Tabib(16)(24)	05/05/2020	13,438	1,562	6.55	05/05/2030	—	—
Amir El Tabib(17)(24)	12/08/2020	22,500	7,500	8.30	12/08/2030	—	—
Amir El Tabib(8)(18)(24)	07/15/2021	—	47,775	22.20	07/15/2031	—	—
Amir El Tabib(19)(24)	08/03/2021	—	20,000	22.20	08/03/2031	—	—
Amir El Tabib(20)(24)	08/02/2022	3,194	1,806	19.25	08/02/2032	—	—
Amir El Tabib(11)(22)	03/07/2023	1,146	3,854	10.40	03/07/2033	—	—
Amir El Tabib(21)(24)	12/05/2023	1,718	80,782	25.64	12/05/2033	—	—
Luke Swanson(4)	01/25/2018	26,103	—	5.05	01/25/2028	—	—
Luke Swanson(5)	11/13/2018	35,000	—	5.35	11/13/2028	—	—
Luke Swanson(6)	12/11/2019	39,324	—	12.75	12/11/2029	—	—
Luke Swanson(7)(22)(23)	12/08/2020	37,500	12,500	8.30	12/08/2030	—	—
Luke Swanson(8)(22)(23)	07/15/2021	—	71,670	22.20	06/15/2031	—	—
Luke Swanson(10)(22)(23)	02/08/2022	15,972	9,028	19.25	02/08/2032	—	—
Luke Swanson(11)(22)(23)	03/07/2023	9,167	30,833	10.40	03/07/2033	—	—
_______________
(1)All awards were granted pursuant to the 2011 Equity Incentive Plan (the 2011 Plan).
(2)This column represents the fair market value of a share of our common stock on the date of grant, as determined by our board of directors.
(3)This option became fully vested on December 26, 2020.
(4)This option became fully vested on January 1, 2022.

(5)This option became fully vested on November 13, 2022.
(6)This option became fully vested on December 11, 2023.
(7)This option vests as to 1/48th of the total shares subject to the option on each monthly anniversary of December 8, 2020, subject to the named executive officer’s continued service through each vesting date.
(8)This option vests as to 1/48th of the shares subject to the option on each monthly anniversary of the vesting commencement date (which was originally the effectiveness of a registration statement on Form S-1 under the Securities Act), subject to the named executive officer’s continued service through each vesting date. As described below, the vesting commencement date of the option was changed to its grant date.
(9)This option vests as to 1/48th of the shares subject to the option on each monthly anniversary of the one-year anniversary of the vesting commencement date (which was originally the effectiveness of the registration statement on Form S-1 under the Securities Act), subject to the named executive officer’s continued service through each vesting date. As described below, the vesting commencement date of the option was changed to its grant date.
(10)This option vests as to 1/36th of the total shares subject to the option on each monthly anniversary of January 3, 2022, subject to the named executive officer’s continued service through each vesting date.
(11)This option vests as to 1/48th of the total shares subject to the option on each monthly anniversary of January 16, 2023, subject to the named executive officer’s continued service through each vesting date.
(12)This option became fully vested on September 4, 2021.
(13)This option became fully vested on January 1, 2022.
(14)This option became fully vested on January 21, 2023.
(15)This option became fully vested on December 30, 2023.
(16)This option vests as to 1/48th of the total shares subject to the option on each monthly anniversary of May 5, 2020, subject to the named executive officer’s continued service through each vesting date.
(17)This option vests as to 1/48th of the total shares subject to the option on each monthly anniversary of December 8, 2020, subject to the named executive officer’s continued service through each vesting date.
(18)The option originally approved by our board of directors on July 15, 2021 covered 35,400 shares, and on August 3, 2021, the board approved a 12,375 increase to the number of shares covered by the option, bringing the total number of shares covered by the option to 47,775.
(19)The shares subject to this option become eligible to vest (eligible shares) upon the extension of certain key business agreements. In order for any eligible shares to vest, Mr. El Tabib must remain continuously employed through April 1 following the fiscal year in which the goal is achieved. In addition, if there is a change in control by certain IPN partners, then 50% of the shares subject to this option will immediately vest, and the remaining portion of this option will immediately terminate and be cancelled. Further, the vesting of the option may accelerate under the terms of severance agreement with Mr. El Tabib.
(20)This option vests as to 1/36th of the total shares subject to the option on each monthly anniversary of January 3, 2022, subject to the named executive officer’s continued service through each vesting date.
(21)This option vests as to 1/48th of the total shares subject to the option on each monthly anniversary of November 15, 2023, subject to the named executive officer’s continued service through each vesting date.
(22)If, outside the period beginning on the date 3 months before a change in control and ending 1 year following that change in control, the named executive officer’s employment is terminated by us other than for cause, death, or disability or by the named executive officer for good reason, any unvested shares subject to the option that were scheduled to vest during the 12-month period following the date of such termination shall immediately vest.
(23)In the event of a change in control, if, during the period beginning on the date 3 months before a change in control and ending 1 year following that change in control, the named executive officer’s employment is terminated by us other than for cause, death, or disability or by the named executive officer for good reason, then 100% of any unvested shares subject to the option shall immediately vest.
(24)In the event of a change in control, if, during the period beginning on the date 3 months before a change in control and ending 1 year following that change in control, the named executive officer’s employment is terminated by us other than for cause, death, or disability or by the named executive officer for good reason, then 50% of any unvested shares subject to the option shall immediately vest.
Any shares of our Class A common stock issued to Mr. Leach upon the exercise of outstanding options under the 2011 Plan may be exchanged by Mr. Leach for shares of our Class B common stock on the terms set forth in the Equity Exchange Right Agreement between us and Mr. Leach. See “Prospectus Summary—The Offering” for additional information.

2024 Equity Award Grants
We intend to grant to our named executive officers the following restricted stock unit awards covering shares of our Class A common stock under our 2011 Plan, effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part: (i) to Mr. Leach, a time-based award with a value of $11,019,000 and a performance-based award with a target value of $11,019,000, (ii) to Mr. Swanson, a time-based award with a value of $5,736,000, and (iii) to Mr. El Tabib, a time‑based award with a value of $3,319,000. The number of shares covered by each time-based award and the target number of shares covered by the performance-based award will be equal to the applicable value divided by the initial public offering price set forth on the cover of this prospectus.
Each time-based award will vest in equal quarterly installments over a four-year period, subject to the applicable named executive officer’s continued service.
For Mr. Leach’s performance-based award, a number of restricted stock units may become eligible to vest based on how our total shareholder return (TSR) during the performance period (beginning on the grant date and ending on the last day of our 2026 fiscal year) compares to the TSRs of the companies that both (i) are in the Russell 2000 Index or any successor index as of the beginning of the performance period and (ii) either (A) are in such index as of the end of the performance period, (B) if the index is not in existence at such time, are in the index immediately before the index ceased to exist and have securities that are actively traded on a nationally recognized stock exchange as of the end of the performance period, or (C) file for bankruptcy during the performance period. For purposes of calculating TSR, our starting price will be the initial public offering price set forth on the cover of this prospectus, the starting price for each company in the index will be the period of 60-trading days ending on the award’s grant date, and the ending price for us and for each company in the index will be the average closing price for the period of 60-trading days ending on the last day of the performance period.
The number of restricted stock units that will become eligible to vest (eligible RSUs) will be equal to (i) 100% of the target number of restricted stock units if our TSR ranks at the 60th percentile or (ii) 200% of the target number of restricted stock units if our TSR ranks at or above the 80th percentile. If our TSR ranks between the 60th and 80th percentiles, the number of eligible RSUs will be determined through straight-line interpolation. If our TSR ranks below the 60th percentile, none of the restricted stock units will become eligible RSUs. Any eligible RSUs will vest on the date that achievement of the relative TSR performance goal is certified, subject to Mr. Leach’s continued service through such date.
However, if a “change in control” (as defined in the 2011 Plan) occurs before the last day of the performance period, then the performance period will be shortened to end on a date before the change in control, and achievement of the relative TSR performance goal during the shortened performance period will be certified before the change in control, with our ending price based on the price payable for a share of our Class A common stock in connection with the change in control. A pro-rated portion of the eligible RSUs will vest as of immediately before the change in control, and the remaining eligible RSUs units will vest in equal quarterly installments over the remainder of the original performance period, in each case subject to Mr. Leach’s continued service through the applicable vesting date.
With respect to Mr. Leach’s performance-based award, the vesting acceleration provisions in his change in control and severance agreement (which is described below) will apply only to any restricted stock units that become eligible RSUs.
Amendments to July 2021 Option Grants
In July 2021, we granted options to purchase shares of our Class A common stock under our 2011 Plan to our named executive officers. These options were granted in anticipation of an intended initial public offering of our Class A common stock in 2021 and were scheduled to vest in equal monthly installments over the four-year period after the option’s vesting commencement date (or in the case of one of the two options granted to Mr. Leach, the one-year anniversary of the vesting commencement date). The vesting commencement date for each option is the effectiveness of a registration statement on Form S-1 under the Securities Act.
In recognition of each named executive officer's continued dedication and contributions to us, prior to the completion of this offering, we accelerated the vesting of each of these options by amending each option to change its vesting commencement date to the option’s grant date.
Employment Arrangements with Our Named Executive Officers
Bryan Leach Employment Letter
We have entered into a new employment letter with Bryan Leach, our Chief Executive Officer and President. The employment letter does not have a specific term and provides that Mr. Leach’s employment is at-will. Mr. Leach’s base salary is currently $430,000 and, pursuant to his new employment letter, will be increased to $523,000 upon the date of effectiveness of the registration statement of which this prospectus forms a part. Mr. Leach’s current annual on-target bonus opportunity is 100% of his base salary.
Amir El Tabib Employment Letter
We have entered into a new employment letter with Amir El Tabib, our Chief Business Development Officer. The employment letter does not have a specific term and provides that Mr. El Tabib’s employment is at-will. Mr. El Tabib’s base salary is currently $225,000 and, pursuant to his new employment letter, will be increased to $300,000 upon the date of effectiveness of the registration statement of which this prospectus forms a part. Mr. El Tabib’s current annual on-target bonus opportunity is 75% of his base salary.
Luke Swanson Employment Letter
We have entered into a new employment letter with Luke Swanson, our Chief Technology Officer. The employment letter does not have a specific term and provides that Mr. Swanson’s employment is at-will. Mr. Swanson’s base salary is currently $430,000 and, pursuant to his new employment letter, will be increased to $455,000 upon the date of effectiveness of the registration statement of which this prospectus forms a part. Mr. Swanson’s current annual on-target bonus opportunity is 100% of his base salary.
Executive Change in Control and Severance Agreements
We have entered into change in control and severance agreements with Messrs. Leach, El Tabib and Swanson, which provide for certain severance and change in control benefits as described below. Each change in control and severance agreement will supersede any prior agreement or arrangement the applicable named executive officer may have had with us that provides for severance and/or change in control payments or benefits.
Under each change in control and severance agreement, if the applicable named executive officer experiences a qualifying termination unrelated to a change in control (as discussed below), the named executive officer will receive the following benefits if the named executive officer timely signs and does not revoke a release of claims in our favor:
•a lump sum cash payment equal to 100% (or in Mr. El Tabib’s case, 50%) of the named executive officer’s annual base salary as in effect immediately prior to such termination (or if such termination is due to a resignation for good reason based on a material reduction in base salary, then as in effect immediately prior to the reduction);
•for Messrs. Leach and Swanson only, a lump sum cash payment equal to 100% of the named executive officer’s target annual bonus as in effect for the calendar year in which such termination occurs (pro-rated for the number of days that the named executive officer was employed during such calendar year);
•for Messrs. Leach and Swanson only, if such termination (or, following the completion of this offering, a termination due to death or disability) occurs following the end of a performance period to which a cash performance incentive or bonus relates and before payments with respect to such performance period have been paid to the named executive officer, a lump sum cash payment equal to the cash performance incentive or bonus that the named executive officer would have otherwise been paid had he remained employed through the date required to receive such cash performance incentive or bonus;
•payment of premiums for coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (COBRA), for the named executive officer and the named executive officer’s eligible dependents, if any, for up to 12 months (or in Mr. El Tabib’s case, six months) following the date of such termination or taxable monthly payments for the equivalent period in the event payment of the COBRA premiums would violate or be subject to an excise tax under applicable law; and
•for Messrs. Leach and Swanson only, accelerated vesting of any outstanding equity awards that, as of the date of such termination, are held by the named executive officer and subject to continued service-based vesting criteria but not subject to the achievement of any performance-based or other similar vesting criteria, to the extent that such equity awards were scheduled to vest during the 12-month period following the date of such termination.
Under the change in control and severance agreements with Messrs. Leach and Swanson, the applicable named executive officer will experience a qualifying termination unrelated to a change in control if his employment is terminated (i) outside the period beginning on the date three months before a change in control and ending on (and inclusive of) the date that is the one-year anniversary following that change in control (the Change in Control Period) either (A) by us or any of our subsidiaries (the Company Group) without “cause” and, following the completion of this offering, other than by reason of death or “disability,” or (B) by the named executive officer for “good reason” (as such terms are defined in the named executive officer’s change in control and severance agreement), or (ii) at any time before the completion of this offering due to the named executive officer’s death or disability. Under Mr. El Tabib’s change in control and severance agreement, he will experience a qualifying termination unrelated to a change in control if his employment is terminated outside the Change in Control Period by the Company Group without “cause” and other than by reason of death or “disability” (as such terms are defined in his change in control and severance agreement).
If a named executive officer experiences a qualifying termination in connection with a change in control (as discussed below), the named executive officer will receive the following benefits if the named executive officer timely signs and does not revoke a release of claims in our favor:
•a lump sum cash payment equal to 150% (or in Mr. El Tabib’s case, 100%) of the named executive officer’s annual base salary as in effect immediately prior to such termination (or if such termination is due to a resignation for good reason based on a material reduction in base salary, then as in effect immediately prior to the reduction) or if greater, at the level in effect immediately prior to the change in control;
•a lump sum cash payment equal to 150% (or in Mr. El Tabib’s case, 100%) of the named executive officer’s target annual bonus as in effect for the calendar year in which such termination occurs (pro-rated for the number of days that the named executive officer was employed during such calendar year);
•for Messrs. Leach and Swanson only, if such termination (or, following the completion of this offering, a termination due to death or disability) occurs following the end of a performance period to which a cash performance incentive or bonus relates and before payments with respect to such performance period have been paid to the named executive officer, a lump sum cash payment equal to the cash performance incentive or bonus that the named executive officer would have otherwise been paid had he remained employed through the date required to receive such cash performance incentive or bonus;
•payment of premiums for coverage under COBRA for the named executive officer and the named executive officer’s eligible dependents, if any, for up to 18 months (or in Mr. El Tabib’s case, 12 months) following the date of such termination or taxable monthly payments for the equivalent period in the event payment of the COBRA premiums would violate or be subject to an excise tax under applicable law; and
•100% accelerated vesting and exercisability of all outstanding equity awards that, as of the later of (i) the date of such termination or (ii) immediately prior to the change in control, are held by the named executive officer and subject to continued service-based vesting criteria but not subject to the achievement of any performance-based or other similar vesting criteria.
Under the change in control and severance agreements with Messrs. Leach and Swanson, the applicable named executive officer will experience a qualifying termination in connection with a change in control if, within the Change in Control Period, his employment is terminated either (i) by us (or any of our subsidiaries) without cause and, following the completion of this offering, other than by reason of death or disability, or (ii) by him for good reason. Under Mr. El Tabib’s change in control and severance agreement, he will experience a qualifying termination in connection with a change in control if, within the Change in Control Period, his employment is terminated either (i) by us (or any of our subsidiaries) without cause and other than by reason of death or disability, or (ii) by him for good reason.
If any of the amounts provided for under these change in control and severance agreements or otherwise payable to our named executive officers would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and could be subject to the related excise tax, the named executive officer would be entitled to receive either full payment of benefits under the named executive officer’s change in control or severance agreement or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the named executive officer. The change in control and severance agreements do not require us to provide any tax gross-up payments.
Executive Incentive Compensation Plan
Our board of directors has adopted an Executive Incentive Compensation Plan, or the Incentive Compensation Plan. Our Incentive Compensation Plan allows us to grant incentive awards, generally payable in cash, to employees selected by the administrator of the Incentive Compensation Plan, including our named executive officers.
Under our Incentive Compensation Plan, the administrator will determine the performance goals applicable to any award, which goals may include, without limitation, goals related to: attainment of research and development milestones; sales bookings; business divestitures and acquisitions; capital raising; cash flow; cash position; contract awards or backlog; corporate transactions; customer renewals; customer retention rates from an acquired company, subsidiary, business unit or division; earnings (which may include any calculation of earnings, including but not limited to earnings before interest and taxes, earnings before taxes, earnings before interest, taxes, depreciation and amortization and net taxes); earnings per share; expenses; financial milestones; gross margin; growth in stockholder value relative to the moving average of the S&P 500 Index or another index; internal rate of return; leadership development or succession planning; license or research collaboration arrangements; market share; net income; net profit; net sales; new product or business development; new platform innovation; number of publishers or customers; operating cash flow; operating expenses; operating income; operating margin; overhead or other expense reduction; patents; procurement; product defect measures; product release timelines; productivity; profit; regulatory milestones or regulatory-related goals; retained earnings; return on assets; return on capital; return on equity; return on investment; return on sales; revenue; revenue growth; sales results; sales growth; savings; stock price; time to market; total stockholder return; working capital; unadjusted or adjusted actual contract value; unadjusted or adjusted total contract value; and individual objectives such as peer reviews or other subjective or objective criteria. As determined by the administrator, the performance goals may be based on U.S. generally accepted accounting principles (GAAP), or non-GAAP results and any actual results may be adjusted by the administrator for one-time items or unbudgeted or unexpected items and/or payments of actual awards under the Incentive Compensation Plan when determining whether the performance goals have been met. The goals may be on the basis of any factors the administrator determines relevant, such as on an individual, divisional, portfolio, project, business unit, or company-wide basis. Any criteria used may be measured on such basis as the administrator determines. The performance goals may differ from participant to participant and from award to award. The administrator also may determine that a target award or a portion thereof will not have a performance goal associated with it but instead will be granted (if at all) in the administrator’s sole discretion.
Our board of directors or a committee appointed by our board of directors (which, until our board of directors determines otherwise, will be our compensation committee) administers our Incentive Compensation Plan. The administrator of our Incentive Compensation Plan may, in its sole discretion and at any time before payment of an award, increase, reduce or eliminate a participant’s actual award and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the discretion of the administrator. The administrator may determine the amount of any increase, reduction or elimination on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.
Actual awards generally will be paid in cash (or its equivalent) only after they are earned and approved. Unless otherwise determined by the administrator, to earn an actual award a participant must be employed by us through the date the actual award is paid. The administrator reserves the right to settle an actual award with a grant of an equity award under our then-current equity compensation plan, which equity award may have such terms and conditions, including vesting, as the administrator determines. Payment of awards occurs after they are earned, but no later than the dates set forth in our Incentive Compensation Plan.
Each award under our Incentive Compensation Plan will be subject to reduction, cancellation, forfeiture or recoupment in accordance with any clawback policy of ours (or any of our parents or subsidiaries) in effect as of the date the award is granted or any other claw back policy that we (or any parent or subsidiary of ours) are required to adopt by the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable laws. In addition, our compensation committee may impose such other clawback, recovery or recoupment provisions with respect to an award under the Incentive Compensation Plan as it determines necessary or appropriate, including without limitation a reacquisition right in respect of previously acquired cash, stock or other property provided with respect to an award. Recovery of compensation under a clawback policy generally will not give the participant the right to resign for “good reason” or “constructive termination” (or similar term) under any agreement with us or any parent or subsidiary of ours. Additionally, our compensation committee may specify when providing for an award under the Incentive Compensation Plan that the participant’s rights, payments and benefits with respect to the award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of the award. In the event of an accounting restatement, the recipient of an award will be required to repay a portion of the proceeds received with respect to an award earned or accrued under certain circumstances.
Our board of directors and the administrator will have the authority to amend, suspend or terminate our Incentive Compensation Plan, provided such action does not impair the existing rights of any participant with respect to any earned awards.

Employee Benefit and Stock Plans
2024 Equity Incentive Plan
Our board of directors has adopted, and, prior to the completion of this offering, we expect our stockholders will approve, our 2024 Equity Incentive Plan (our 2024 Plan). Our 2024 Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part (the Plan Effectiveness Date). Our 2024 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.
Authorized Shares. The total number of shares of our Class A common stock that will be reserved for issuance pursuant to our 2024 Plan will be equal to (i) 4,300,000 shares plus (ii) a number of shares equal to (A) any shares subject to stock options or similar awards granted under our 2011 Plan that, on or after the Plan Effectiveness Date, expire or otherwise terminate without having been exercised or issued in full, (B) any shares that, on or after the Plan Effectiveness Date, are tendered to or withheld by us for payment of an exercise price of an award granted under our 2011 Plan or for tax withholding obligations with respect to an award granted under our 2011 Plan, or (C) any shares issued pursuant to the 2011 Plan that, on or after the Plan Effectiveness Date, are forfeited to or repurchased by us due to failure to vest, with the maximum number of shares of our Class A common stock to be added to our 2024 Plan under clause (ii) equal to 14,957,531 shares. In addition, the number of shares of our Class A common stock available for issuance under our 2024 Plan will also include an annual increase on the first day of each fiscal year beginning with our 2025 fiscal year, equal to the least of:
•5,400,000 shares of our Class A common stock;
•5% of the outstanding shares of all classes of our common stock as of the last day of the immediately preceding fiscal year; or
•such other amount as the administrator may determine no later than the last day of the immediately preceding fiscal year.
If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited to or repurchased by us due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under our 2024 Plan (unless our 2024 Plan has terminated). With respect to stock appreciation rights, only the net shares actually issued will cease to be available under our 2024 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under our 2024 Plan (unless our 2024 Plan has terminated). Shares that have actually been issued under our 2024 Plan will not be returned to our 2024 Plan, except if shares issued pursuant to awards of restricted stock, restricted stock units, performance shares or performance units are repurchased by or forfeited to us, such shares will become available for future grant under our 2024 Plan. Shares used to pay the exercise price or purchase price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under our 2024 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under our 2024 Plan.
Plan Administration. Our board of directors or one or more committees appointed by our board of directors will administer our 2024 Plan. We expect that the compensation committee of our board of directors will initially administer our 2024 Plan. In addition, if we determine it is desirable to qualify transactions under our 2024 Plan as exempt under Rule 16b-3, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Except to the extent prohibited by applicable law, the administrator may delegate to one or more individuals the day-to-day administration of the 2024 Plan and any of the functions assigned to it in the 2024 Plan. Any such delegation may be revoked at any time.
Subject to the provisions of our 2024 Plan, the administrator will have the power to administer our 2024 Plan and make all determinations and take all actions deemed necessary or advisable for administering our 2024 Plan, such as the power to determine the fair market value of our Class A common stock; select the service providers to whom awards may be granted; determine the number of shares or dollar amounts covered by each award; approve forms of award agreements for use under our 2024 Plan; determine the terms and conditions of awards (such as the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating to the award); prescribe, amend and rescind rules and regulations and adopt sub-plans relating to the 2024 Plan (including rules, regulations and sub-plans for the purposes of facilitating compliance with non-U.S. laws, easing the administration of the 2024 Plan and/or taking advantage of tax-favorable treatment for awards granted to service providers outside the United States); construe and interpret the terms of our 2024 Plan and awards granted under it; modify or amend each award, such as the discretionary authority to extend the post-service exercisability period of awards (except no option or stock appreciation right will be extended past its original maximum term); temporarily suspend the exercisability of an award if the administrator deems such suspension to be necessary or appropriate for administrative purposes or to comply with applicable laws (but such suspension must be lifted before the expiration of the maximum term and post-service exercisability period of an award, unless doing so would not comply with applicable laws); determine whether awards will be settled in shares, cash, or in any combination of shares and cash; impose any restrictions, conditions or limitations that the administrator determines appropriate as to the timing and manner of any resales by a participant or other subsequent transfers by the participant of any shares issued as a result of or under an award; and allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also will have the authority to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type (which may have a higher or lower exercise price and/or different terms), awards of a different type and/or cash, by which participants would have the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations and other actions will be final and binding on all participants.
Stock Options. We will be able to grant stock options under our 2024 Plan. The per share exercise price of options granted under our 2024 Plan must be at least equal to the fair market value of a share of our Class A common stock on the date of grant. The term of an incentive stock option may not exceed ten years. With respect to any incentive stock option granted to an employee who owns more than 10% of the voting power of all classes of our (or any parent or subsidiary of ours) outstanding stock, the term of the incentive stock option must not exceed five years and the per share exercise price of the incentive stock option must equal at least 110% of the fair market value of a share of our Class A common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator to the extent permitted by applicable law. After a participant’s status as a service provider ends, the participant will be able to exercise the vested portion of the participant’s option for the period of time stated in the participant’s option agreement. In the absence of a specified time in an award agreement, if end of service provider status is due to death or disability, the vested portion of the option will remain exercisable for 12 months following the end of service provider status. In all other cases, in the absence of a specified time in an award agreement, the vested portion of the option will remain exercisable for three months following the end of service provider status. In addition, an option agreement may provide for an extension of the option post-service exercise period if the participant’s service provider status ends for reasons other than the participant’s death or disability and the exercise of the option following the end of the participant’s service provider status would result in liability under Section 16(b) of the Exchange Act or would violate the registration requirements under the Securities Act. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of our 2024 Plan, the administrator will determine the other terms of options.
Stock Appreciation Rights. We will be able to grant stock appreciation rights under our 2024 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of the underlying shares of our Class A common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. Subject to the provisions of our 2024 Plan, the administrator will determine the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our Class A common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value of a share of our Class A common stock on the date of grant. After a participant’s status as a services provider ends, the same rules relating to the exercise of options will apply to the participant’s stock appreciation rights.
Restricted Stock. We will be able to grant restricted stock under our 2024 Plan. Restricted stock awards are grants of shares of our Class A common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2024 Plan, will determine the terms and conditions of such awards. The administrator will be able to impose whatever vesting conditions it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us), except the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.
Restricted Stock Units. We will be able to grant restricted stock units under our 2024 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our Class A common stock. Subject to the provisions of our 2024 Plan, the administrator will determine the terms and conditions of restricted stock units, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit or individual goals (such as continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, in shares or in some combination thereof.
Performance Units and Performance Shares. We will be able to grant performance units and performance shares under our 2024 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance objectives established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based on the achievement of company-wide, divisional, business unit or individual goals (such as continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units will have an initial value established by the administrator on or prior to the grant date. Performance shares will have an initial value equal to the fair market value of the underlying shares of our Class A common stock on the grant date. The administrator, in its sole discretion, may pay out earned performance units or performance shares in cash, shares or in some combination thereof.

Outside Director Limitations. No non-employee director may be paid, issued or granted, in any fiscal year, cash compensation and equity awards (including any awards issued under our 2024 Plan) with an aggregate value greater than $750,000, increased to $1,000,000 in the fiscal year of the participant’s initial service as a non-employee director.
Non-Transferability of Awards. Unless provided otherwise by the administrator or under the applicable award agreement, our 2024 Plan generally will not allow for the transfer of awards and only the recipient of an award may exercise an award during the recipient’s lifetime. If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate.
Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2024 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2024 Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in our 2024 Plan. However, the number of shares covered by any award always will be a whole number.
Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable prior to the effective date of such proposed transaction, and to the extent not exercised (with respect to an option or a stock appreciation right) or vested (with respect to an award other than an option or a stock appreciation right), all awards will terminate immediately prior to the consummation of such proposed transaction.
Merger or Change in Control. Our 2024 Plan provides that in the event of a merger or change in control, as defined under our 2024 Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator is not required to treat all participants, all awards, all awards held by a participant, all awards of the same type, or all portions of awards similarly in the transaction.
If a successor corporation does not assume or substitute for any outstanding award, then the participant will fully vest in and have the right to exercise all of the participant’s outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse, and for awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, unless specifically provided for otherwise by the administrator or under the applicable award agreement or other written agreement with the participant that is authorized by the administrator. In addition, unless specifically provided for otherwise by the administrator or under the applicable award agreement or other written agreement with the participant that is authorized by the administrator, if an option or stock appreciation right is not assumed or substituted in the event of a change in control, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.
For awards granted to a participant while such individual was an outside director, in the event of a change in control, the outside director will fully vest in and have the right to exercise all of the participant’s outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse and, for awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, unless specifically provided for otherwise under the applicable award agreement or other written agreement with the participant that is authorized by the administrator.
Clawback. The administrator may specify in an award agreement that the participant’s rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events. Each award will be subject to our clawback policy in effect as of the date the award is granted or any other clawback policy of ours, as may be established and/or amended from time to time to comply with applicable laws. The administrator may require a participant to forfeit, return or reimburse us all or a portion of the award and any amounts paid under the award, according to any applicable clawback policy or in order to comply with applicable laws.
Amendment; Termination. The administrator will have the authority to amend, alter, suspend or terminate our 2024 Plan, provided such action does not materially impair the rights of any participant, unless mutually agreed to in writing between the participant and the administrator. Our 2024 Plan will continue in effect until terminated by the administrator, but (i) no incentive stock options may be granted after ten years from the date our 2024 Plan is adopted by our board of directors and (ii) the automatic annual increases to the number of shares available for issuance under our 2024 Plan will operate only until the tenth anniversary of the date our 2024 Plan is adopted by our board of directors.
2024 Employee Stock Purchase Plan
Our board of directors has adopted, and, prior to the completion of this offering, we expect our stockholders will approve, our 2024 Employee Stock Purchase Plan (our ESPP). We expect that our ESPP will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. We believe that allowing our employees to participate in our ESPP will provide them with a further incentive towards promoting our success and accomplishing our corporate goals.
Authorized Shares. A total of 715,000 shares of our Class A common stock will be available for sale under our ESPP. The number of shares of our Class A common stock that will be available for sale under our ESPP also includes an annual increase on the first day of each fiscal year beginning with our 2025 fiscal year, equal to the least of:
•1,100,000 shares;
•1% of the outstanding shares of all classes of our common stock as of the last day of the immediately preceding fiscal year; or
•such other amount as the administrator may determine.
Administration. Our board of directors or a committee appointed by our board of directors will administer our ESPP. We expect that the compensation committee of our board of directors will initially administer our ESPP. The administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, delegate ministerial duties to any of our employees, designate separate offerings under the ESPP, designate our subsidiaries and affiliates as participating in the ESPP, determine eligibility, adjudicate all disputed claims filed under the ESPP, and establish procedures that it deems necessary or advisable for the administration of the ESPP, such as adopting such rules, procedures, sub-plans, and appendices to subscription agreements as are necessary or appropriate to permit participation in the ESPP by employees who are foreign nationals or employed outside the United States. The administrator’s findings, decisions and determinations will be final and binding on all participants to the full extent permitted by law.
Eligibility. Generally, all of our employees will be eligible to participate if they are customarily employed by us, or any participating subsidiary or affiliate, for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, may, prior to an enrollment date, for all options to be granted on such enrollment date in an offering, determine that an employee who (i) has not completed at least 2 years of service (or a lesser period of time determined by the administrator) since the employee’s last hire date, (ii) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (iii) customarily works not more than 5 months per calendar year (or a lesser period of time determined by the administrator), (iv) is a highly compensated employee within the meaning of Section 414(q) of the Code, or (v) is a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is or is not eligible to participate in such offering period.
However, an employee may not be granted rights to purchase shares of our Class A common stock under our ESPP if such employee:
•immediately after the grant would own capital stock and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of capital stock of ours or of any parent or subsidiary of ours; or
•holds rights to purchase shares of our common stock under all employee stock purchase plans of ours or any parent or subsidiary of ours that accrue at a rate that exceeds $25,000 worth of shares of our common stock for each calendar year in which such rights are outstanding at any time.
Offering Periods. Our ESPP will include a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in our ESPP. Our ESPP will provide for consecutive six-month offering periods. The offering periods will be scheduled to start on the first trading day on or after May 15 and November 15 of each year, except the first offering period will commence on the first trading day on or after the effective date of the registration statement of which this prospectus forms a part and will end on the first trading day on or after November 15, 2024, and the second offering period will commence on the same date. Unless the administrator determines otherwise, each offering period will have a single purchase period that has the same duration as, and coincides with the length of, the offering period.
Contributions. Our ESPP will permit participants to purchase shares of our Class A common stock through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of up to 15% of their eligible compensation, which includes a participant’s base straight time gross earnings but excludes payments for commissions, incentive compensation, bonuses, payments for overtime and shift premium, equity compensation income and other similar compensation. Unless otherwise determined by the administrator, during an offering period, a participant may make a one-time decrease (but not increase) to the rate of the participant’s contributions.
Exercise of Purchase Right. Amounts contributed and accumulated by the participant will be used to purchase shares of our Class A common stock at the end of each offering period. A participant may purchase a maximum of 5,000 shares of our Class A common stock during a purchase period. The per share purchase price of the shares will be 85% of the lower of the fair market value of a share of our Class A common stock on the first trading day of the offering period or on the exercise date. If the administrator determines that offering periods under our ESPP will have more than one purchase period and the fair market value of a share of our Class A common stock on the exercise date is less than the fair market value of a share of our Class A common stock on the first trading day of the offering period, then all participants in the offering period automatically will be withdrawn from the offering period immediately after the exercise of all options outstanding as of such exercise date and automatically will be re-enrolled in the immediately following offering period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our Class A common stock. Participation ends automatically upon termination of employment with us.
Non-Transferability. A participant will not be permitted to transfer contributions credited to such participant’s account or rights granted under our ESPP (other than by will, the laws of descent and distribution or as otherwise provided under our ESPP).
Merger or Change in Control. Our ESPP will provide that in the event of a merger or change in control, as defined under our ESPP, a successor corporation (or a parent or subsidiary of the successor corporation) may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period with respect to which the purchase right relates will be shortened, and a new exercise date will be set that will be before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.
Amendment; Termination. The administrator will have the authority to amend, suspend or terminate our ESPP. Our ESPP automatically will terminate in 2044, unless we terminate it sooner.
2011 Equity Incentive Plan
We adopted our 2011 Plan in 2011. Our 2011 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, and restricted stock units to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.
Immediately before the effectiveness of the 2024 Plan, our 2011 Plan will be terminated, and no additional awards will be granted under our 2011 Plan. However, our 2011 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under our 2011 Plan until such outstanding awards are exercised, terminate or expire by their terms.
Authorized Shares. As of December 31, 2023, (i) 9,457,531 shares of our Class A common stock were reserved for issuance pursuant to our 2011 Plan, (ii) options to purchase 4,516,612 shares of our Class A common stock were outstanding under our 2011 Plan, and (iii) there were 113,846 shares of restricted stock outstanding under our 2011 Plan.
Plan Administration. Our 2011 Plan is administered by our board of directors or one or more committees appointed by our board of directors. Subject to the provisions of our 2011 Plan, the administrator has the power to administer our 2011 Plan and make all determinations deemed necessary or advisable for administering our 2011 Plan, such as the power to determine the fair market value of our Class A common stock; select the service providers to whom awards may be granted; determine the number of shares covered by each award; approve forms of award agreements for use under our 2011 Plan; determine the terms and conditions of awards (such as the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating to the award); prescribe, amend and rescind rules and regulations relating to the 2011 Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws; construe and interpret the terms of our 2011 Plan and awards granted under it; modify or amend each award, such as the discretionary authority to extend the post-service exercisability period of awards and to extend the maximum term of an option; and allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type (which may have a higher or lower exercise price and/or different terms), awards of a different type and/or cash, by which participants would have the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations and other actions are final and binding on all participants.
Stock Options. We may grant stock options under our 2011 Plan. The per share exercise price of options granted under our 2011 Plan must be at least equal to the fair market value of a share of our Class A common stock on the date of grant. The term of an incentive stock option may not exceed ten years. With respect to any incentive stock option granted to an employee who owns more than 10% of the voting power of all classes of our (or any parent or subsidiary of ours) outstanding stock, the term of the incentive stock option must not exceed five years and the per share exercise price of the incentive stock option must equal at least 110% of the fair market value of a share of our Class A common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator to the extent permitted by applicable law. After a participant’s status as a service provider ends, the participant will be able to exercise the vested portion of the participant’s option for 6 months after the end of service provider status due to the participant’s death or disability, 30 days after the end of service provider status for any other reason, or any longer period of time provided in the participant’s option agreement. However, no option may be exercised after the expiration of the term of the option.
Stock Appreciation Rights. We may grant stock appreciation rights under our 2011 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of the underlying shares of our Class A common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. Subject to the provisions of our 2011 Plan, the administrator will determine the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our Class A common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value of a share of our Class A common stock on the date of grant. After a participant’s status as a services provider ends, the same rules relating to the exercise of options will apply to the participant’s stock appreciation rights.
Restricted Stock. We may grant restricted stock under our 2011 Plan. Restricted stock awards are grants of shares of our Class A common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2011 Plan, will determine the terms and conditions of such awards. The administrator will be able to impose whatever vesting conditions it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us), except the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.
Restricted Stock Units. We may grant restricted stock units under our 2011 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our Class A common stock. Subject to the provisions of our 2011 Plan, the administrator will determine the terms and conditions of restricted stock units, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, business unit or individual goals (such as continued employment or service), or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, in shares or in some combination thereof. In addition, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.
Non-Transferability of Awards. Unless the administrator provides otherwise, our 2011 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during the recipient’s lifetime. If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate.
Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2011 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2011 Plan and/or the number, class and price of shares covered by each outstanding award set forth in our 2011 Plan.

Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable prior to the effective date of such proposed transaction, and to the extent not exercised, all awards will terminate immediately prior to the consummation of such proposed transaction.
Merger or Change in Control. Our 2011 Plan provides that in the event of a merger or change in control, as defined under our 2011 Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator is not required to treat all awards, all awards held by a participant, or all awards of the same type, similarly.
If a successor corporation does not assume or substitute for any outstanding award, the participant will fully vest in and have the right to exercise all of the participant’s outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse, and, for awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met. If an option or stock appreciation right is not assumed or substituted in the event of a change in control, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.
Amendment; Termination. The board of directors has the authority to amend our 2011 Plan, provided such action does not impair the rights of any participant, unless mutually agreed to in writing between the participant and the administrator. As noted above, immediately before our 2024 Plan becomes effective, our 2011 Plan will terminate, and no further awards will be granted under our 2011 Plan. However, our 2011 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under our 2011 Plan.
401(k) Plan
We maintain a tax-qualified 401(k) retirement plan for all U.S. employees. Under our 401(k) plan, employees may elect to defer up to all eligible compensation, subject to applicable annual Code limits, on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. The 401(k) plan authorizes employer safe harbor contributions. We intend for our 401(k) plan to qualify under Section 401(a) and 501(a) of the Code so that pre-tax contributions by employees to our 401(k) plan and income earned on those contributions are not taxable to employees until distributed from our 401(k) plan and earnings on Roth contributions are not taxable when distributed from the 401(k) plan.
Clawback Policy
As a public company, if we are required to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws as a result of misconduct, our Chief Executive Officer and Chief Financial Officer may be required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive in accordance with the provisions of Section 304 of the Sarbanes-Oxley Act of 2002. Additionally, we will implement a Dodd-Frank Wall Street Reform and Consumer Protection Act-compliant compensation recoupment policy in accordance with SEC and the applicable securities exchange requirements.
Limitation of Liability and Indemnification of Directors and Officers
Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective at the completion of this offering, provides that we will indemnify our directors and officers, and may indemnify our employees and other agents, or other persons, to the fullest extent permitted by Delaware law. Our amended and restated certificate of incorporation eliminates personal liability of our directors and officers for monetary damages for breach of fiduciary duty as one of our directors or officers, to the fullest extent permitted by Delaware law. Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors or officers for the following:
•any breach of the director’s or officer’s duty of loyalty to us or to our stockholders;
•acts or omissions of a director or officer not in good faith or that involve intentional misconduct or a knowing violation of law;
•with respect to a director, unlawful payment of dividends or unlawful stock repurchases or redemptions;
•any transaction from which the director or officer derived an improper personal benefit; and
•with respect to an officer, any action by or in our right.
If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director or officer, then the liability of our directors and officers will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s or officer’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s or officer’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.
In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into an indemnification agreement with each member of our board of directors and certain of our officers prior to the completion of the offering. These agreements provide for the indemnification of our directors and officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding, or alternative dispute resolution mechanism or hearing, inquiry, or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of us, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent, or fiduciary of another entity. In the case of an action or proceeding by or in the right of us or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.
The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. Moreover, a stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following is a description of certain relationships and transactions since January 1, 2020 involving our directors, executive officers, or beneficial holders of more than 5% of our capital stock. Compensation arrangements with our directors and officers are described in “Management—Director Compensation,” “Executive Compensation,” and “Management.”
2022 Promissory Notes
On March 24, 2022 (the Initial Closing), the Company issued convertible unsecured subordinated promissory notes (the notes or convertible notes) to certain investors, including certain related parties and a former officer of the Company as provided in the table below, in an aggregate principal amount of $75.0 million with a maturity date of March 24, 2027. Up to but not including the date that is 18 months after the Initial Closing, the convertible notes bear interest at a rate of 6.00% per annum, payable quarterly in cash or as payment-in-kind at the Company’s election. Thereafter, subject to certain exceptions, the convertible notes bear interest at a rate of (A) the greater of (x) the three-month Secured Overnight Financing Rate and (y) 1.00% plus (B) 5.00%, payable quarterly in cash.
The outstanding amount of the notes will automatically convert into shares of the Company’s common stock upon the closing of the initial public offering. The conversion price is the lesser of (i) $2.5 billion divided by the fully diluted capitalization of the Company immediately prior to the closing of the initial public offering and (ii) the “price to the public” in this offering multiplied by the applicable discount rate. The discount rate upon the closing of the initial public offering prior to or on the date 18 months after the Initial Closing is 77.5% and thereafter is 72.5%.

Investor	Note Amount
KDT Ibotta Holdings, LLC(1)	$69,450,000
Sean C. Grimsley and Emily S. William Trust(2)	$500,000
David T. & Lynn J. Leach(3)	$500,000
The Gaudiani Family Trust u/a 6/26/91(4)	$500,000
WS Investment Company LLC(5)	$100,000
_______________
(1)Koch Disruptive Technologies, LLC is the sole purchaser of the Company’s Series D convertible preferred stock and beneficial owner of more than 5% of the Company’s outstanding capital stock and is affiliated with Byron Knight, a former member of our board of directors.
(2)The Sean C. Grimsley and Emily S. William Trust is the trust of our former General Counsel, Sean Grimsley.
(3)David T. & Lynn J. Leach are Bryan Leach’s father and step-mother.
(4)The Gaudiani Family Trust u/a 6/26/91 co-trustees are Bryan Leach’s mother-in-law and father-in-law.
(5)WS Investment Company LLC is affiliated with Wilson Sonsini Goodrich and Rosati, Professional Corporation, which is outside corporate counsel to the Company.
Agreements with Walmart
In May 2021, we entered into a Performance Network & Digital Item-Level Rebates Program Agreement (the Walmart Program Agreement) and the Walmart Warrant with Walmart.
Walmart Program Agreement
On May 17, 2021, we entered into the Walmart Program Agreement with Walmart, a beneficial owner of more than 5% of our capital stock, that makes Ibotta the exclusive provider of digital item-level rebate offer content for Walmart U.S., across all product categories, for online and offline shopping. The Walmart Program Agreement is a multi-year arrangement and automatically renews for successive 24-month periods unless either party provides notice of termination at least 180 days prior to the expiration of the applicable period. The Walmart Program Agreement can be terminated by Walmart with at least 270 days notice to us (provided that Walmart cannot replace us during the then-remaining term of the Walmart

Program Agreement with a digital offers program created by Walmart or a third-party), and may be terminated under certain circumstances including for material breach by either party. In 2023, redemption revenue attributable to redemptions made through our strategic relationship with Walmart was less than 30% of our total redemption revenue.
Walmart Warrant
On May 17, 2021, we issued the Walmart Warrant to Walmart, the beneficial owner of more than 5% of our capital stock, to purchase up to 3,528,577 shares of our common stock at an exercise price of $70.12 per share for an aggregate purchase price of approximately $247.4 million, provided that if our stock is priced in this offering at less than $70.12 per share, the exercise price will be decreased to a price that is 10% below the price specified for in this offering. Exercise of the right to purchase certain Walmart Warrant Shares is subject to certain conditions, including the achievement of certain milestones and satisfaction of obligations of both parties, or (with respect to 1,411,430 of such shares) the passage of time after the achievement of certain milestones, subject to acceleration if certain operating goals are achieved. As of December 31, 2023, 1,940,718 shares were exercisable pursuant to the terms of the Walmart Warrant. If we increase or decrease the shares of our fully diluted capital stock prior to the consummation of this offering, the number Walmart Warrant Shares exercisable shall be increased or decreased, as applicable, by an amount equal to 12.4% of the total increase or decrease of our fully diluted capitalization. We estimate that the Walmart Warrant Shares will be adjusted to a new total of 4,162,957 shares, following the issuance of 1,294,799 shares of our Class A common stock upon the automatic conversion of the convertible notes, based upon an assumed initial public offering price of $80.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after taking into account option and restricted stock unit grants made following the issuance of the Walmart Warrant. Failure to satisfy those conditions or termination of the Walmart Program Agreement could decrease the number of shares subject to the Walmart Warrant or the date upon which the warrants are available for exercise. The Walmart Warrant expires, and is no longer exercisable effective May 17, 2031, or May 17, 2028 in certain cases if the Walmart Program Agreement is no longer in effect. The Walmart Warrant contains customary provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the Walmart Warrant in the event of certain stock dividends, stock splits, reorganizations, recapitalizations, consolidations, mergers, or similar events affecting our existing common stock.
Retention of Wilson Sonsini Goodrich & Rosati, P.C.
Larry W. Sonsini is a member of our board of directors and a member of the law firm of Wilson Sonsini Goodrich and Rosati, Professional Corporation (Wilson Sonsini), which is also outside corporate counsel to the Company. For the years ended December 31, 2023 and 2022, the Company incurred expenses for legal services rendered by Wilson Sonsini totaling $2.0 million and $0.5 million, respectively. We believe that our arrangements with Wilson Sonsini were on terms no less favorable to us than would have been available from unrelated law firms of similar size and stature.
Directed Share Program
At our request, the underwriters have reserved up to 5% of the shares of Class A common stock offered by this prospectus for sale at the initial public offering price per share through a directed share program to certain persons identified by management, which may include certain members of our board of directors. See the section titled “Underwriting—Directed Share Program.”
Stockholders’ Agreement
We are party to a stockholders’ agreement, as amended, with certain holders of our capital stock, including Clark Jermoluk Founders Fund I LLC and KDT Ibotta Holdings, LLC, who each beneficially own more than 5% of our outstanding capital stock, and certain of our executive officers and directors and their immediate family. Under the stockholders’ agreement, if we grant investors in a subsequent financing the right to cause us to register our securities with the Securities and Exchange Commission, we are required to provide such registration rights to certain holders of our securities. These registration rights will terminate immediately prior to the closing of this offering. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.
Indemnification Agreements
Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, will contain provisions limiting the liability of the members of our board of directors and officers, and our amended and restated bylaws, which will be in effect upon the completion of this offering, will provide that we will indemnify our officers and the members of our board of directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our employees and other agents, or any other persons, when it determines to be appropriate. In addition, we have entered into an indemnification agreement with each of our executive officers and the members of our board of directors requiring us to indemnify them. See the section titled “Executive Compensation— Limitation of Liability and Indemnification of Directors and Officers.”
Related Party Transaction Policy
Our audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. The charter of our audit committee provides that our audit committee shall review and approve in advance any related party transaction.
Our board of directors has adopted an updated formal written policy providing that we are not permitted to enter into any transaction that exceeds $120,000 and in which any related person has a direct or indirect material interest without the consent of our audit committee. In approving or rejecting any such transaction, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the transaction.
Other Transactions
We have granted stock options to our executive officers and certain of our directors. See “Management—Director Compensation,” “Executive Compensation,” and “Management.”
To facilitate the Class B Stock Exchange, we have entered into an exchange agreement with Bryan Leach and certain related entities, pursuant to which 3,668,427 shares of our Class A common stock beneficially owned by Mr. Leach and certain related entities will automatically be exchanged for an equivalent number of shares of our Class B common stock immediately following the effectiveness of the amended and restated certificate of incorporation. In addition, immediately following the effectiveness of the amended and restated certificate of incorporation and pursuant to an Equity Exchange Right Agreement entered into between us and Mr. Leach, Mr. Leach will have a right (but not an obligation) to require us to exchange any shares of Class A common stock received as a result of the exercise, vesting, and/or settlement of options to purchase shares of Class A common stock and/or restricted stock units covering shares of Class A common stock, in each case, outstanding immediately prior to the effectiveness of the amended and restated certificate of incorporation for a number of shares of Class B common stock of equivalent value. The Equity Award Exchange applies only to equity awards granted to Mr. Leach prior to the effectiveness of the filing of our amended and restated certificate of incorporation. As of December 31, 2023, there were 1,029,942 shares of our common stock subject to options held by Mr. Leach that may be exchanged, upon exercise, for a number of shares of our Class B common stock of equivalent value following this offering.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 21, 2024, referred to below as the “Beneficial Ownership Date,” and as adjusted to reflect the sale of shares of our Class A common stock by us in this offering, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock offered by the selling stockholders in this prospectus, by:
•each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our Class A or Class B common stock;
•each of our named executive officers;
•each of our directors;
•all of our current executive officers and directors as a group; and
•each of the selling stockholders.
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the Beneficial Ownership Date are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.
Percentage of beneficial ownership and voting power prior to the offering are based on 23,086,487 shares of our Class A common stock and 3,668,427 shares of our Class B common stock outstanding as of the Beneficial Ownership Date, after giving effect to the Capital Stock Conversion, the Notes Conversion, the Reclassification, the Class B Stock Exchange, and the filing and effectiveness of our amended and restated certificate of incorporation and assumes no exercise by the underwriters of their option to purchase 843,750 additional shares of our Class A common stock from the selling stockholders. The issuance of 1,294,799 shares of Class A common stock issuable upon the Notes Conversion, upon completion of this offering, in each case, is based on an assumed initial public offering price of $80.00 per Class A common stock, which is the midpoint of the range set forth on the cover page of the prospectus. We have also deemed, pursuant to the Equity Exchange Right Agreement, the full exchange of shares of Class A common stock received upon the exercise of 594,986 options to purchase shares of Class A common stock held by Bryan Leach, which options are currently exercisable or exercisable within 60 days of the Beneficial Ownership Date.
Percentage of beneficial ownership and voting power after the offering assume the sale of shares of Class A common stock by us in this offering, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock. In addition, at our request, the underwriters have reserved up to 5% of the shares of Class A common stock offered by this prospectus for sale at the initial public offering price through a directed share program to certain persons identified by management, which may include certain members of our board of directors. The table below does not reflect any purchases by these potential purchasers. If any shares are purchased by our existing principal stockholders, directors, or their affiliated entities, the number and percentage of shares of our Class A common stock beneficially owned by such persons after this offering will be higher than those set forth in the table below.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Ibotta, Inc., 1801 California Street, Suite 400, Denver, Colorado 80202.

	Shares Beneficially Owned Prior to this Offering						Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Class A Common Stock	Percentage	Class B Common Stock	Percentage	Percentage of Total Voting Power Before this Offering	Shares of Class A Common Stock Being Offered	Class A Common Stock	Percentage	Class B Common Stock	Percentage	Percentage of Total Voting Power After this Offering
5% or Greater Stockholders:
Clark Jermoluk Founders Fund I LLC (1)	5,762,457	24.96%	—	—	5.97%	—	5,762,457	19.20%	—	—%	6.21%
KDT Ibotta Holdings, LLC (2)	4,799,140	20.79%	—	—	4.98%	1,133,572	4,864,556	16.21%	—	—%	5.24%
Walmart Inc. (3)	2,705,923	10.49%	—	—	%	—	2,705,923	8.27%	—	—%	2.83%
Named Executive Officers and Directors:
Bryan Leach (4)	—	—	4,263,413	100.00%	78.69%	531,000	—	—	3,732,413	100.00%	71.33%
Amir El Tabib (5)	78,494	*	—	—	*	19,763	58,731	*	—	—	*
Luke Swanson (6)	942,888	4.05%	—	—	*	140,538	802,350	2.66%	—	—	*
Stephen Bailey	—	—	—	—	—	—	—	—	—	—	—
Amanda Baldwin (7)	21,182	*	—	—	*	—	21,182	*	—	—	*
Amit Doshi (8)	286,531	1.24%	—	—	*	47,779	238,752	*	—	—	*
Thomas Lehrman (9)	1,033,766	4.48%	—	—	1.07%	195,421	838,345	2.79%	—	—	*
Valarie Sheppard (10)	21,182	*	—	—	*	—	21,182	*	—	—	*
Larry W. Sonsini (11)	296,910	1.29%	—	—	*	—	298,636	1.00%	—	—	*
All executive officers and directors as a group (14 persons) (12)	3,532,908	14.97%	4,263,413	100.00%	81.57%	2,148,879	3,050,327	9.99%	3,732,413	100.00%	73.88%
Other Selling Stockholders:
Kane McCord (13)	735,573	3.19%	—	—	*	88,000	647,573	2.16%	—	—	*
Former Employees (14)	560,138	*	—	—	*	105,716	463,054	*	—	—	*
Other Current Employees (14)	491,609	*	—	—	*	76,391	142,873	*	—	—	*
Other Stockholders (14)	4,193,996	*	—	—	*	706,014	3,550,994	*	—	—	*
______________
(1)The address of Clark Jermoluk Founders Fund I LLC is c/o Louis M. Cohen, CPA, EisnerAmper Advisory Group, LLC, 505 S. Flager Dr. Suite 900, West Palm Beach, FL 33401.
(2)Consists of (i) 4,799,140 shares of Class A common stock held directly by KDT Ibotta Holdings, LLC and (ii) 1,198,988 shares of Class A common stock issuable upon the conversion of convertible promissory notes at a conversion price of $58.00 per share, based on an assumed initial public offering price of $80.00 per Class A common stock, which is the midpoint of the range set forth on the cover page of the prospectus, held directly by KDT Ibotta Holdings, LLC. The address of Koch Industries, Inc., which indirectly owns Koch Disruptive Technologies, LLC, which directly owns KDT Ibotta Holdings, LLC and has voting and investment control over such shares, is 4111 East 37th Street North, Wichita, KS 67220.
(3)Consists of 2,705,923 shares of Class A common stock subject to a warrant that is exercisable within 60 days of the Beneficial Ownership Date, as adjusted according to the terms of the warrant following the issuance of 1,294,799 shares of our Class A common stock upon the automatic conversion of the convertible notes, based upon an assumed initial public offering price of $80.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after taking into account option and restricted stock unit grants made following the issuance of Class A common stock warrants held by Walmart Inc. The address of Walmart Inc. is 702 S.W. 8th Street, Bentonville, AR 72716.
(4)Consists of (i) 2,768,427 shares of Class B common stock held directly by Mr. Leach, (ii) 900,000 shares of Class B common stock beneficially owned by trusts for the benefit of Mr. Leach’s family (the Family Trusts), and (iii) 594,986 shares of Class A common stock subject to stock options that are exercisable within 60 days of the Beneficial Ownership Date, which can be exchanged for Class B common stock pursuant to the Equity Exchange Right Agreement. By virtue of his relationship with the Family Trusts, Mr. Leach is deemed to have an indirect beneficial interest in the shares of Class B common stock held by the Family Trusts. Mr. Leach disclaims beneficial ownership of the shares held by the Family Trusts.
(5)Consists of (i) 54,530 shares of Class A common stock held directly by Mr. El-Tabib and (ii) 23,964 shares of Class A common stock subject to stock options that are exercisable within 60 days of the Beneficial Ownership Date.
(6)Consists of (i) 726,306 shares of Class A common stock held directly by Mr. Swanson, (ii) 45,045 shares of Class A common stock held by Flat Tops Ventures, LLC, which is 1% owned by Mr. Swanson and 99% owned by the Swanson 2021 Irrevocable Trust for the benefit of Mr. Swanson’s children, and (iii) 171,537 shares of Class A common stock subject to stock options that are exercisable within 60 days of the Beneficial Ownership Date. Mr. Swanson’s spouse is the trustee of the Swanson 2021 Irrevocable Trust. By virtue of his relationship with the Swanson 2021 Irrevocable Trust, Mr. Swanson is deemed to have an indirect beneficial interest in the shares of Class A common stock held indirectly by the Swanson 2021 Irrevocable Trust.
(7)Consists of 21,182 shares of Class A common stock subject to stock options held by Amanda Baldwin that are exercisable within 60 days of the Beneficial Ownership Date.
(8)Consists of (i) 33,783 shares of Class A common stock directly held by Mr. Doshi and (ii) 252,748 shares of Class A common stock held by Harbor Spring Master Fund, LP. Harbor Spring Capital, LLC is the Investment Manager of Harbor Spring Master Fund, LP. Mr. Doshi is the Managing Partner of Harbor Spring Capital, LLC. Each of Harbor Spring Master Fund, LP, Harbor Spring Capital, LLC and Mr. Doshi may be deemed to beneficially own the securities held by Harbor Spring Master Fund, LP. Mr. Doshi has voting and investment control over both Harbor Spring Master Fund, LP and Harbor Spring Capital, LLC. Harbor Spring Master Fund, LP is selling 47,779 shares of Class A common stock in this offering.
(9)Consists of (i) 359,003 shares of Class A common stock held directly by Mr. Lehrman, (ii) 172,265 shares of Class A common stock held by Four Ways, LLC, of which Mr. Lehrman is a member and has voting and investment control, (iii) 235,452 shares of Class A common stock held by Haystack Partners I LP, of which Mr. Lehrman is a partner and has voting and investment control, and (iv) 267,046 shares of Class A common stock held by LFP 2, LLC, of which Mr. Lehrman is a member and has voting and investment control.
(10)Consists of 21,182 shares of Class A common stock subject to stock options held by Valarie Sheppard that are exercisable within 60 days of the Beneficial Ownership Date.
(11)Consists of (i) 60,000 shares of Class A common stock held directly by Mr. Sonsini, (ii) 191,270 shares of Class A common stock held by WS Investment Company LLC (2011A), of which Mr. Sonsini is a member and has voting and investment control, (iii) 24,390 shares of Class A common stock held by WS Investment Company, LLC (2013A), of which Mr. Sonsini is a member and has voting and investment control, (iv) 6,459 shares of Class A common stock held by WS Investment Company, LLC (2015A), of which Mr. Sonsini is a member and has voting and investment control,(v) 2,153 shares of Class A common stock held by WS Investment Company, LLC (2015C), of which Mr. Sonsini is a member and has voting and investment control, (vi) 12,638 shares of Class A common stock held by WS Investment Company, LLC (2017A), of which Mr. Sonsini is a member and has voting and investment control, and (vii) 1,726 shares of Class A common stock issuable upon the conversion of convertible promissory notes at a conversion price of $58.00 per share, based on an assumed initial public offering price of $80.00 per Class A common stock, which is the midpoint of the range set forth on the cover page of the prospectus, held by WS Investment Company, LLC (22A), of which Mr. Sonsini is a member and has voting and investment control.
(12)Consists of (i) 3,019,253 shares of Class A common stock, (ii) 3,668,427 shares of Class B common stock, (iii) 513,655 shares of Class A common stock subject to stock options that are exercisable within 60 days of the Beneficial Ownership Date, and (iv) 594,986 shares of Class A common stock subject to stock options that are exercisable within 60 days of the Beneficial Ownership Date, which can be exchanged for Class B common stock pursuant to the Equity Exchange Right Agreement.
(13)Consists of 735,573 shares of Class A common stock held directly by Mr. McCord, our former Chief Operating Officer.
(14)Consists of selling stockholders not otherwise listed in this table who within the groups indicated collectively own less than 1% of our Class A common stock.

DESCRIPTION OF CAPITAL STOCK
The following information describes our Class A common stock and Class B common stock and preferred stock, as well as options to purchase our common stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws. This description is only a summary and reflects the expected terms of our amended and restated certificate of incorporation and amended and restated bylaws to be effective at the completion of this offering. You should also refer to our amended and restated certificate of incorporation and amended and restated bylaws, which will be filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.
Upon the completion of this offering and the filing of our amended and restated certificate of incorporation in connection with the completion of this offering, our authorized capital stock will consist of  3,000,000,000 shares of Class A common stock, par value $0.00001 per share, 350,000,000 shares of Class B common stock, par value $0.00001 per share, and 100,000,000 shares of preferred stock, par value $0.00001 per share.
Common Stock
We have two series of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion.
Outstanding Shares
Assuming the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, the issuance of 1,294,799 shares of our Class A common stock upon the automatic conversion of $75.1 million in convertible unsecured subordinated promissory notes, based upon the assumed initial public offering price of $80.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus and the reclassification of such shares into shares of our common stock, which will occur prior to the completion of this offering, and the reclassification of such shares into shares of our Class A common stock, which will occur prior to the completion of this offering, there were 27,221,509 shares of our Class A common stock outstanding, held by 678 stockholders of record, 3,137,427 shares of our Class B common stock outstanding (after giving effect to the Class B Stock Exchange), held by five stockholders of record, and no shares of our preferred stock outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without stockholder approval except as required by the listing standards of the New York Stock Exchange, to issue additional shares of our Class A common stock. Until the final conversion of all outstanding shares of Class B common stock pursuant to the terms of the amended and restated certificate of incorporation, or the Final Conversion Date, any issuance of additional shares of Class B common stock requires the approval of a majority of the outstanding shares of Class B common stock.
Voting Rights
Holders of our Class A common stock are entitled to one vote for each share of Class A common stock held as of the applicable record date for the determination of stockholders entitled to vote on all matters submitted to a vote of stockholders, and holders of our Class B common stock are entitled to twenty votes for each share of Class B common stock held as of the applicable record date for the determination of stockholders entitled to vote on all matters submitted to a vote of stockholders, in each case, including the election of directors. Following this offering, the holders of our outstanding Class B common stock will hold 69.74% of the combined voting power of our outstanding capital stock. Holders of shares of our Class A common stock and Class B common stock vote together as a single series on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation.

Under our amended and restated certificate of incorporation, approval of the holders of at least a majority of the outstanding shares of our Class A common stock and at least a majority of the outstanding shares of our Class B common stock, each voting as a separate series, is required in order for the Class A common stock and the Class B common stock to be treated differently with respect to, among other things, dividends, distributions and the consideration paid or distributed to stockholders in a change of control. The amended and restated certificate of incorporation also includes protective provisions that would require a separate series vote of the Class A common stock or Class B common stock in certain circumstances. In addition, Delaware law could require either holders of our Class A common stock or our Class B common stock to vote as a separate series in the following circumstance:
•if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of the Class A common stock or Class B common stock in an adverse manner but does not adversely affect the entire class of common stock, then the adversely affected Class A common stock or Class B common stock would be required to vote separately to approve the proposed amendment.
Our stockholders will not have cumulative voting rights. Because of this, a plurality of the voting power of our capital stock present at a meeting and entitled to vote on the election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares cast affirmatively or negatively on the subject matter shall be the act of the stockholders, except as otherwise provided by our amended and restated certificate of incorporation, amended and restated bylaws or the rules of any applicable stock exchange on which the Company’s securities are listed. The holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.
Dividends
Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.
Liquidation
In the event of our liquidation, dissolution, or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.
Rights and Preferences
Holders of our common stock have no preemptive, subscription, or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences, and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.
Fully Paid and Nonassessable
All of our outstanding shares of common stock are, and the shares of Class A common stock to be issued in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and nonassessable.
Conversion of Class B Common Stock
Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Future transfers by holders of shares of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, including but not limited to, certain transfers effected for estate planning purposes and transfers among family members and affiliates.
All the outstanding shares of our Class B common stock will convert automatically into shares of our Class A common stock upon the earliest of (i) the date fixed by the board that is no less than 61 days and no more than 180 days following the first time after 11:59 p.m. Eastern Time on the closing date of the initial sale of shares of Class A common stock in this initial public offering that the number of outstanding shares of Class B Common Stock is less than five percent (5%) of the total outstanding shares of capital stock of the Company, (ii) 5:00 p.m. Eastern Time on the date that is seven (7) years after the closing date of the initial sale of shares of Class A common stock in this initial public offering, (iii) the date fixed by the board that is no less than 61 days and no more than 180 days following the first time after 11:59 p.m. Eastern Time on the closing date of the initial sale of shares of Class A common stock in this initial public offering that Mr. Leach is no longer providing services to the Company as an officer, director, employee, or consultant, and (iv) the date of the death or Disability (as defined in our amended and restated certificate of incorporation) of Mr. Leach.
Immediately following the effectiveness of the amended and restated certificate of incorporation and pursuant to the Equity Exchange Right Agreement entered into between us and Bryan Leach, our Founder, Chief Executive Officer and President, Mr. Leach shall have a right (but not an obligation) to exchange any shares of Class A common stock received as a result of the exercise, vesting, and/or settlement of options to purchase shares of Class A common stock and/or restricted stock units covering shares of Class A common stock, in each case, outstanding immediately prior to the effectiveness of the amended and restated certificate of incorporation for a number of shares of Class B common stock of equivalent value. The Equity Award Exchange applies only to equity awards granted to Mr. Leach prior to the effectiveness of the filing of our amended and restated certificate of incorporation. As of December 31, 2023, there were 1,029,942 shares of our common stock subject to options held by Mr. Leach under our 2011 Plan that would be subject to the Equity Exchange Right Agreement.
Preferred Stock
Upon the completion of this offering, our board of directors will have the authority, without further action by the stockholders (except that the approval of a majority of the outstanding shares of Class B common stock is required for the issuance of any shares of capital stock having the right to more than one vote per share), to issue up to 100,000,000 shares of preferred stock in one or more series, to establish the number of shares constituting any series and to fix the designation, powers, rights and preferences thereof, and the qualifications, limitations and restrictions thereof. These powers, rights and preferences could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, and sinking fund terms, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing change in our control or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.
Common Stock Options
As of December 31, 2023, assuming the effectiveness of the Reclassification and Class B Stock Exchange, we had outstanding options to purchase an aggregate of 4,516,612 shares of our Class A common stock, with a weighted average exercise price of $14.34 per share, which includes outstanding options held by Mr. Leach subject to the Equity Award Exchange. As of December 31, 2023, there were 1,029,942 shares of our common stock subject to options held by Mr. Leach that may be exchanged, upon exercise and pursuant to the Equity Award Exchange, for a number of shares of our Class B common stock of equivalent value following this offering.

Common Stock Warrant
On May 17, 2021, we issued the Walmart Warrant to Walmart, a beneficial owner of more than 5% of our capital stock, to purchase up to 3,528,577 shares of our Class A common stock at an exercise price of $70.12 per share for an aggregate purchase price of approximately $247.4 million, provided that if our stock is priced in this offering at less than $70.12 per share, the exercise price will be decreased to a price that is 10% below the price specified for in this offering. Exercise of the right to purchase certain Walmart Warrant Shares is subject to certain conditions, including the achievement of certain milestones and satisfaction of obligations of both parties, or (with respect to 1,411,430 of such shares) the passage of time after the achievement of certain milestones, subject to acceleration if certain goals are achieved. As of December 31, 2023, 1,940,718 shares of our common stock were exercisable pursuant to the terms of the Walmart Warrant. If we increase or decrease the shares of our fully diluted capital stock prior to the consummation of this offering, the number of Walmart Warrant Shares exercisable shall be increased or decreased, as applicable, by an amount equal to 12.4% of the total increase or decrease of our fully diluted capitalization. We estimate that the Walmart Warrant Shares will be adjusted to a new total of 4,162,957 shares, following the issuance of 1,294,799 shares of our Class A common stock upon the automatic conversion of the convertibles notes, based upon an assumed initial public offering price $80.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after taking into account option and restricted stock unit grants made following the issuance of the Walmart Warrant. Failure to satisfy those conditions or termination of the Walmart Program Agreement could decrease the number of shares subject to the Walmart Warrant or the date upon which the warrants are available for exercise. The Walmart Warrant expires, and is no longer exercisable effective May 17, 2031, or May 17, 2028 in certain cases if the Walmart Program Agreement is no longer in effect. The Walmart Warrant contains customary provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the Walmart Warrant in the event of certain stock dividends, stock splits, reorganizations, recapitalizations, consolidations, mergers, or similar events affecting our existing common stock.
Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws
Certain provisions of Delaware law and certain provisions that will be included in our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.
Preferred Stock
Our amended and restated certificate of incorporation will contain provisions that permit our board of directors to issue, without any further vote or action by the stockholders (except that the approval of a majority of the outstanding shares of Class B common stock is required for the issuance of any shares of capital stock having the right to more than one vote per share), shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series and the powers, preferences, or relative, participation, optional, and other special rights, if any, and any qualifications, limitations, or restrictions, of the shares of such series.
Classified Board
Our amended and restated certificate of incorporation will provide that, from and after the time of the closing of the initial sale of shares of Class A common stock in this initial public offering, our board of directors will be divided into three classes, designated Class I, Class II and Class III. Each class will be an equal number of directors, as nearly as possible, consisting of one-third of the total number of directors constituting the entire board of directors. The term of initial Class I directors will terminate on the date of the 2025 annual meeting, the term of the initial Class II directors will terminate on the date of the 2026 annual meeting, and the term of the initial Class III directors will terminate on the date of the 2027 annual meeting. At each annual meeting of stockholders beginning in 2025, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term.
Removal of Directors
Our amended and restated certificate of incorporation will provide that from and after the Voting Threshold Date (as defined in our amended and restated certificate of incorporation) and for so long as the board is classified, stockholders may only remove a director for cause.
Director Vacancies
Our amended and restated certificate of incorporation will authorize only our board of directors to fill vacant directorships or other unfilled board seats.
No Cumulative Voting
Our amended and restated certificate of incorporation will provide that stockholders do not have the right to cumulate votes in the election of directors.
Special Meetings of Stockholders
Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, subject to the terms of any series of preferred stock, special meetings of the stockholders may be called only by the board acting pursuant to a resolution adopted by a majority of the total number of authorized directors whether or not there exist any vacancies or unfilled seats in previously authorized directorships on our board of directors, by the chairperson of our board of directors, by our chief executive officer, or by our president, and may not be called by any other person or by the stockholders.
Advance Notice Procedures for Director Nominations and Proposals of Business
Our amended and restated bylaws will provide that stockholders seeking to nominate candidates for election as directors at an annual or special meeting of stockholders or to propose business at any annual meeting of stockholders must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally will have to be delivered to and received at our principal executive offices no earlier than 120 and no later than 90 days before the day of the first anniversary of the preceding year’s annual meeting of stockholders. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 under the Exchange Act regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Any notice of director nomination submitted must include the additional information required by Rule 14a-19(b) under the Exchange Act. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at meetings of stockholders if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.
Action by Written Consent
Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, from and after the Voting Threshold Date (as defined in our amended and restated certificate of incorporation), any action to be taken by the stockholders must be affected at a duly called annual or special meeting of stockholders and may not be affected by written consent. Prior to the Voting Threshold Date, any action to be taken by the stockholders may be taken by written consent only if the action is first recommended or approved by the board of directors.

Amending our Certificate of Incorporation and Bylaws
Our amended and restated certificate of incorporation may be amended or altered in any manner provided by the DGCL. Our amended and restated bylaws may be adopted, amended, altered, or repealed by stockholders entitled to vote, except for any amendment inconsistent with certain provisions, which would require the affirmative vote of the holders of at least two-thirds of the total voting power of outstanding voting securities, voting together as a single class. Additionally, our amended and restated certificate of incorporation will provide that our bylaws may be adopted, amended, altered, or repealed by the board of directors.
Authorized but Unissued Shares
Our authorized but unissued shares of Class A common stock, Class B common stock, and preferred stock will be available for future issuances without stockholder approval, except that the approval of a majority of the outstanding shares of Class B common stock is required for the issuance of any shares of capital stock having the right to more than one vote per share (such as the Class B common stock), and except as required by the listing standards of the New York Stock Exchange, and could be used for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Class A common stock, Class B common stock, and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger, or otherwise.
Exclusive Jurisdiction
Our amended and restated bylaws that will become effective in connection with this offering provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the exclusive forum for:
•any derivative action or proceeding brought on our behalf;
•any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, stockholders, or other employees to us or our stockholders;
•any action asserting a claim arising under the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; and
•any action asserting a claim that is governed by the internal-affairs doctrine.
Except for, as to each bullet above, any claim as to which there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination). Any person or entity purchasing, holding, or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. If a court were to find this exclusive-forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business. Our amended and restated bylaws will further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act against any person in connection with any offering of the Company’s securities.
Business Combinations with Interested Stockholders
We are governed by Section 203 of the DGCL. Subject to certain exceptions, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an “interested stockholder” (defined generally as any person who beneficially owns

15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock of such corporation outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (A) by persons who are directors and also officers of such corporation and (B) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) at or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 and 2/3% of the outstanding voting stock of such corporation not owned by the interested stockholder.
Indemnification
Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that, subject to certain exceptions, we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are expressly authorized to, and do, carry directors’ and officers’ insurance providing coverage for our directors, certain officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.
Director and Officer Exculpation
Our amended and restated certificate of incorporation eliminates personal liability of our directors and officers for monetary damages for breach of fiduciary duty as a director or officer of the Company, to the fullest extent permitted by Delaware law. The limitation on liability of directors and officers and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. See the section titled “Limitation of Liability and Indemnification of Directors and Officers” for more information.
Listing
We intend to apply to list our Class A common stock on the New York Stock Exchange under the symbol “IBTA.”
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is Equiniti Trust Company, LLC. The transfer agent and registrar’s address is 48 Wall Street, 23nd Floor, New York, NY 10005.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our Class A common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.
Following the completion of this offering, based on the number of shares of our capital stock outstanding as of December 31, 2023, and after giving effect to the Capital Stock Conversion, the Notes Conversion, Reclassification, and Class B Stock Exchange, we will have a total of 27,221,509 shares of our Class A common stock outstanding and 3,137,427 shares of our Class B common stock outstanding. Of these outstanding shares, all 5,625,000 shares of our Class A common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.
The remaining outstanding shares of our Class A common stock (including shares issued upon conversion of our Class B common stock) will be deemed “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.
Lock-Up Agreements and Market Stand-off Agreements
As a result of the lock-up and market standoff agreements described below and subject to the provisions of Rule 144 or Rule 701, shares of our Class A common stock (including shares of Class A common stock issuable upon conversion of Class B common stock) will be available for sale in the public market as follows:
We, our directors and executive officers, and holders of substantially all of our Class A common stock, Class B common stock, and securities exercisable for or convertible into our Class A common stock and/or Class B common stock, as applicable, have agreed with the underwriters that, subject to certain exceptions, without the prior written consent of Goldman Sachs & Co. LLC, Citigroup Global Markets Inc., and BofA Securities, Inc., on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date set forth on the final prospectus relating to this initial public offering (the Lock-Up Period):
•offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend, or otherwise transfer or dispose of any shares of our Class A common stock, Class B common stock, or other capital stock, or any options or warrants to purchase any shares of our Class A common stock, Class B common stock, or other capital stock, or any securities convertible into, exchangeable for, or that represent the right to receive, shares of our Class A common stock, Class B common stock, or other capital stock, whether now owned or hereinafter acquired;
•engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined), which is designed to or that reasonably could be expected to lead to or result in a sale, loan, pledge, or other disposition, or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any shares of our Class A common stock, Class B common stock, or other capital stock, or any options or warrants to purchase any shares of our Class A common stock, Class B common stock, or other capital stock, or any securities convertible into, exchangeable for, or that represent the right to receive, shares of our Class A common stock, Class B common stock, or other capital stock, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Class A common stock, Class B common stock, capital stock, or other securities, in cash or otherwise;
•make any demand for or exercise any right with respect to, or, in the case of the Company, file with the SEC, any registration statement for, the registration of any shares of our Class A common stock, Class B common stock, capital stock, or any options or warrants to purchase any shares of our Class A common stock, Class B common stock, or other capital stock, or any securities convertible into, exchangeable for, or that represent the right to receive, shares of our Class A common stock, Class B common stock, or capital stock; or
•otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described above.
Notwithstanding the foregoing, with respect to our directors, executive officers, and stockholders:
•if the Lock-Up Period is scheduled to end during a broadly applicable and regularly scheduled period during which trading in our securities would not be permitted under our insider trading policy (a Blackout Period), then 20% of the shares of Class A common stock and/or Class B common stock (including shares issuable upon exercise of vested options) that are subject to the lock-up restrictions, which percentage shall be calculated based on the number of shares of Class A common stock and/or Class B common stock subject to such restrictions as of the day immediately prior to the beginning of such Blackout Period, will be automatically released from such restrictions beginning on the ninth trading day immediately prior to the beginning of such Blackout Period.
In addition to the restrictions contained in the lock-up agreements described above, the holders of outstanding equity awards and holders of outstanding Class A common stock and Class B common stock issued pursuant to the vesting, settlement, or exercise of equity awards, are subject to market stand-off provisions in agreements with us that impose similar restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of the final prospectus relating to this initial public offering.
See the section titled “Underwriting” for additional information.
Rule 144
Rule 144, as currently in effect, generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who is not deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our capital stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 without complying with the volume limitation, manner of sale or notice conditions of Rule 144. If such stockholder has beneficially owned the shares of our capital stock proposed to be sold for at least one year, then such person is entitled to sell such shares in reliance upon Rule 144 without complying with any of the conditions of Rule 144. Rule 144 also provides that a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 within any three month period beginning 90 days after the date of this prospectus a number of shares that does not exceed the greater of the following:
•1% of the number of shares of our capital stock then outstanding, which will equal shares immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares; or
•the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Sales of our capital stock made in reliance upon Rule 144 by a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days are also subject to the current public information, manner of sale and notice conditions of Rule 144.
Rule 701
Rule 701 generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who purchased shares of our Class A common stock pursuant to a written compensatory benefit plan or contract and who is not deemed to have been one of our affiliates at any time during the preceding 90 days may sell such shares in reliance upon Rule 144 without complying with the current public information or holding period conditions of Rule 144. Rule 701 also provides that a stockholder who purchased shares of our Class A common stock pursuant to a written compensatory benefit plan or contract and who is deemed to have been one of our affiliates during the preceding 90 days may sell such shares under Rule 144 without complying with the holding period condition of Rule 144. However, all stockholders who purchased shares of our Class A common stock pursuant to a written compensatory benefit plan or contract are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.
Registration Statement
After the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our Class A common stock subject to equity awards outstanding or reserved for issuance under our equity compensation plans. The shares of our Class A common stock covered by such registration statement will be eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration statement, subject to vesting restrictions, the conditions of Rule 144 applicable to affiliates, and any applicable market stand-off agreements and lock-up agreements. See the section titled “Executive Compensation— Employee Benefit and Stock Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK
The following is a summary of the material U.S. federal income tax considerations of the ownership and disposition of our Class A common stock acquired in this offering by a “non-U.S. holder” (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the Code), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service (IRS), with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This summary also does not address the tax considerations arising under the laws of any non-U.S., state, or local jurisdiction, under other U.S. federal tax rules, including U.S. federal gift and estate tax rules, or under any applicable tax treaty. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:
•banks, insurance companies, regulated investment companies, real estate investment trusts, or other financial institutions;
•persons subject to the alternative minimum tax or the Medicare contribution tax on net investment income;
•tax-exempt accounts, organizations or governmental organizations;
•pension plans and tax-qualified retirement plans;
•controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;
•brokers or dealers in securities or currencies;
•traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•persons who own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);
•certain former citizens or long-term residents of the United States;
•persons who hold our Class A common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;
•persons subject to special tax accounting rules under Section 451(b) of the Code;
•persons who hold or receive our Class A common stock pursuant to the exercise of any option or otherwise as compensation;
•persons who do not hold our Class A common stock as a capital asset within the meaning of Section 1221 of the Code; or
•persons deemed to sell our Class A common stock under the constructive sale provisions of the Code.

In addition, if a partnership, entity or arrangement classified as a partnership or other flow-through entity for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner, or an equity owner in such other flow-through entity, generally will depend on the status of the partner or equity owner and upon the activities of the partnership or such other flow-through entity. A partner in a partnership or an equity owner in such other flow-through entity that will hold our Class A common stock should consult his, her, or its own tax advisor regarding the tax consequences of the ownership and disposition of our Class A common stock through a partnership or such other flow- through entity, as applicable.
You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our Class A common stock arising under other U.S. federal tax rules, including U.S. federal gift or estate tax rules, or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.
Non-U.S. Holder Defined
For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our Class A common stock that, for U.S. federal income tax purposes, is not a partnership (including any entity or arrangement treated as a partnership) or:
•an individual who is a citizen or resident of the United States;
•a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;
•an estate whose income is subject to U.S. federal income tax regardless of its source; or
•a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.
Distributions
As described in the section titled “Dividend Policy,” we have not declared or paid any cash dividends on our capital stock, and we do not anticipate paying any dividends on our Class A common stock following the completion of this offering. However, if we do make distributions on our Class A common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our Class A common stock (determined separately with respect to each share of our Class A common stock), but not below zero, and then will be treated as gain from the sale of stock as described below in the section titled “—Gain on Disposition of Class A Common Stock.”
Subject to the discussions below on effectively connected income and in the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act (FATCA),” any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. In order to receive a reduced treaty rate, you must provide us with a properly executed IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. Under applicable Treasury Regulations, we may withhold up to 30% of the gross amount of the entire distribution even if the amount constituting a dividend, as described above, is less than the gross amount. If you are eligible for a reduced rate of U.S.

federal withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. You should consult your tax advisor regarding your entitlement to benefits under any applicable income tax treaty. If you hold our Class A common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.
Dividends received by you that are treated as effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, that are attributable to a permanent establishment or fixed base maintained by you in the United States) are includible in your gross income in the taxable year received and are generally exempt from the 30% U.S. federal withholding tax, subject to the discussion below in the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act (FATCA).” In order to obtain this exemption, you must provide us with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business (and, if an income treaty applies, are attributable to a permanent establishment or fixed base maintained by you in the United States) may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding any applicable income tax treaties that may provide for different rules.
Gain on Disposition of Class A Common Stock
Subject to the discussion below in the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act (FATCA),” you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:
•the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);
•you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or
•our Class A common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” (USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our Class A common stock.
We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other assets used or held for use in a trade or business, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Class A common stock is regularly traded on an established securities market, your Class A common stock will be treated as U.S. real property interests only if you actually (directly or indirectly) or constructively hold more than five percent of such regularly traded Class A common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our Class A common stock. If our Class A common stock constitutes a U.S. real property interest and either our Class A common stock is not regularly traded on an established securities market or you hold more than five percent of our outstanding Class A common stock, directly, indirectly and constructively, during the applicable testing period, you will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. If our Class A common stock constitutes a U.S. real property interest and our Class A common stock is not regularly traded on an established securities market, your proceeds on the disposition of shares will also generally be subject to withholding at a rate of 15%. You are encouraged to consult your own tax advisors regarding the possible consequences to you if we are, or were to become, a USRPHC.
If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the gain derived from the sale (net of certain deductions and credits) or other disposition of our Class A common stock under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be subject to tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale or other disposition of our Class A common stock, which gain may be offset by U.S. source capital losses for the year, provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.
Backup Withholding and Information Reporting
Generally, we or the applicable agent must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.
Payments of dividends on or of proceeds from the disposition of our Class A common stock made to you may also be subject to backup withholding at a current rate of 24% and information reporting unless you establish an exemption, for example, by properly certifying your non-U.S. status on a properly completed IRS Form W-8BEN or W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.
Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.
Foreign Account Tax Compliance Act (FATCA)
Sections 1471 through 1474 of the Code, Treasury Regulations issued thereunder and official IRS guidance (collectively, FATCA) generally impose a U.S. federal withholding tax of 30% on dividends on, and the gross proceeds from a sale or other disposition of, our Class A common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless otherwise provided by the Treasury Secretary or such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. Subject to the following paragraph, FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on, and, the gross proceeds from a sale or other disposition of our Class A common stock paid to a “non-financial foreign entity” (as specially defined under these rules) unless otherwise provided by the Treasury Secretary or such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity, certifies that it does not have any substantial U.S. owners or otherwise establishes an exemption. The withholding tax will apply regardless of whether the payment otherwise would be exempt from U.S.

nonresident and backup withholding tax, including under the other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Prospective investors should consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our Class A common stock.
Proposed Treasury Regulations, if finalized in their present form, would eliminate withholding under FATCA with respect to gross proceeds from a sale or other disposition of our Class A common stock. In its preamble to such proposed regulations, the Treasury Secretary stated that taxpayers may generally rely upon the proposed Treasury Regulations until final regulations are issued.
The preceding discussion of material U.S. federal income tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult its tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax considerations of purchasing, holding and disposing of our Class A common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING
The Company, the selling stockholders, and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, Citigroup Global Markets Inc., and BofA Securities, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.
BofA Securities, Inc.
Evercore Group L.L.C.
UBS Securities LLC
Wells Fargo Securities, LLC
Citizens JMP Securities, LLC
Needham & Company, LLC
Raymond James & Associates, Inc.
Total	5,625,000
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional 843,750 shares of Class A common stock from the selling stockholders to cover sales by the underwriters of a greater number of shares of Class A common stock than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 843,750 additional shares of Class A common stock.
Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The Company and its officers, directors, and holders of substantially all of the Company’s capital stock and securities convertible into our capital stock, including the selling stockholders, are subject to lock-up agreements with the underwriters that restrict their ability to transfer shares of the Company’s capital stock as follows:
We, our directors and executive officers, and holders of substantially all of our Class A common stock and Class B common stock, including the selling stockholders, have agreed, subject to certain exceptions and provisions that may allow for the earlier release of shares, not to dispose of or hedge any of their Class A common stock, Class B common stock, or any options or warrants to purchase any shares of our Class A common stock, Class B common stock, or other capital stock, or securities convertible into or exchangeable for shares of Class A common stock or Class B common stock during the period from the date set forth on the final prospectus relating to this initial public offering continuing through the date that is 180 days after the date set forth on the final prospectus relating to this initial public offering, subject to earlier termination as detailed below, except with the prior written consent of Goldman Sachs & Co. LLC, Citigroup Global Markets Inc., and BofA Securities, Inc. Notwithstanding the foregoing, with respect to our directors, executive officers, and stockholders, if the Lock-Up Period is scheduled to end during a Blackout Period, then 20% of the shares of Class A common stock and/or Class B common stock (including shares issuable upon exercise of vested options) that are subject to the lock-up restrictions, which percentage shall be calculated based on the number of shares of Class A common stock and/or Class B common stock subject to such restrictions as of the day immediately prior to the beginning of such Blackout Period, will be automatically released from such restrictions beginning on the ninth trading day immediately prior to the beginning of such Blackout Period. See the section titled “Shares Eligible for Future Sale” for a discussion of certain early release provisions and transfer restrictions.
The restrictions described above with respect to us and the selling stockholders do not apply (i) to the shares to be sold pursuant to the underwriting agreement, (ii) to the shares to be sold by the selling stockholders offered by this prospectus, and (iii) in the case of the Company and any selling stockholders that are not officers or directors, up to 5% of the shares of Class A common stock reserved by the underwriters and offered by this prospectus for sale at the initial public offering price through a directed share program to certain persons identified by management, which may include certain members of our board of directors.
The foregoing restrictions on our directors, executive officers, and other holders of our Class A common stock and Class B common stock do not apply to, among other things, and subject in certain cases to various conditions:
i.transfers as bona fide gifts, charitable contributions, or for bona fide estate planning purposes;
ii.transfers upon death by will, testamentary document, or the laws of intestate succession;
iii.transfers to immediate family members or to any trust for the direct or indirect benefit of the holder or the immediate family of the holder or, if the holder is a trust, to a trustor or beneficiary of the trust or the estate of a beneficiary of such trust;
iv.transfers to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iii) above;
v.transfers by a business entity (A) to an affiliated or controlled entity or (B) as part of a distribution, transfer, or disposition without consideration to the holder’s stockholders, partners, members, or other equityholders;
vi.transfers by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree, or separation agreement;

vii.transfers to us from one of our employees upon their death, disability, or termination of employment;
viii.if the holder is not an officer or director, transfers of shares acquired (A) from the underwriters in this offering or (B) in open market transactions after the closing of this offering;
ix.transfers to us in connection with the vesting, settlement, or exercise of restricted stock units or options to purchase shares of our Class A common stock or Class B common stock (including, in each case, by way of “net” or “cashless” exercise and/or to cover withholding tax obligations or remittance payments), in each case granted under a stock incentive plan or other equity award plan or arrangement described in the prospectus (provided that any such shares so converted or reclassified will be subject to the terms of the lock-up agreements);
x.transfers to us in connection with the repurchase of shares of Class A common stock or Class B common stock issued pursuant to equity awards granted under a stock incentive plan or other equity award plan or arrangement described in the prospectus, or pursuant to the agreements pursuant to which such shares were issued, as described in the prospectus, provided that such repurchase is in connection with the termination of the holder’s service provider relationship with us;
xi.transfers in connection with the conversion or reclassification of the outstanding preferred stock into shares of Class A common stock or Class B common stock, or any reclassification or conversion of our Class A or Class B common stock, in each case as described in this prospectus;
xii.transfers to the underwriters pursuant to the underwriting agreement;
xiii.entry into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the transfer, sale, or other disposition of shares of Class A common stock or Class B common stock, provided that shares of Class A common stock or Class B common stock subject to such plan may not be sold during the lock-up period; and
xiv.transfers pursuant to a bona fide third-party tender offer, merger, consolidation, or other similar transaction that is approved by our board of directors and made to all holders of our Class A common stock and Class B common stock, and which involves a change in control.
Goldman Sachs & Co. LLC, Citigroup Global Markets Inc., and BofA Securities, Inc., in their sole discretion, may release the Class A common stock, Class B common stock, and other securities subject to the lock-up agreements described above in whole or in part at any time.
Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.
An application has been made to list the Class A common stock on the New York Stock Exchange under the symbol “IBTA.”
In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on New York Stock Exchange, in the over-the-counter market or otherwise.
We and the selling stockholders estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $9.0 million. We have agreed to reimburse the underwriters for certain of their expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority in an amount up to $50,000 and for certain expenses in connection with the directed share program. The underwriters have also agreed to reimburse us for certain expenses in connection with the offering.
We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Directed Share Program
At our request, the underwriters have reserved up to 5% of the shares of Class A common stock offered by this prospectus for sale at the initial public offering price through a directed share program to certain persons identified by management, which may include certain members of our board of directors. If purchased by these persons, in the case of the Company and any selling stockholders that are not officers or directors, these shares will not be subject to a lock-up restriction. The number of shares of Class A common stock available for sale to the general public will be reduced by the number of reserved shares sold to these individuals. Any reserved shares not purchased by these individuals will be offered by the underwriters to the general public on the same basis as the other shares of Class A common stock offered by this prospectus. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of Class A common stock sold pursuant to the directed share program. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the shares reserved for the directed share program. Goldman Sachs & Co. LLC will administer our directed share program.
European Economic Area
In relation to each Member State of the European Economic Area (each, a Relevant Member State), an offer to the public of any shares of Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of Class A common stock may be made at any time under the following exemptions under the EU Prospectus Regulation:
(a)to any legal entity which is a “qualified investor” as defined under the EU Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided that no such offer of shares of Class A common stock shall result in a requirement for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares of Class A common stock or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and the Company that it is a qualified investor within the meaning of Article 2 of the EU Prospectus Regulation.
In the case of any shares of Class A common stock being offered to a financial intermediary as that term is used in Article 1(4) of the EU Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares of Class A common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of Class A common stock to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire shares of Class A common stock in the offer.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of Class A common stock and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
An offer to the public of any shares of Class A common stock may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any shares of Class A common stock may be made at any time under the following exemptions under the UK Prospectus Regulation:
(a)to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or
(c)in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, FSMA), provided that no such offer of shares of Class A common stock shall result in a requirement for the Company or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any shares of Class A common stock or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and the Company that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.
In the case of any shares of Class A common stock being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares of Class A common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of Class A common stock to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire shares of Class A common stock in the offer.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares of Class A common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of Class A common stock.
This Prospectus is only being distributed to and is only directed at: (A) persons who are outside the United Kingdom; or (B) qualified investors who are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order), or (ii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as relevant persons). The shares of Class A common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the shares of Class A common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this Prospectus or any of its contents.

Canada
The Class A common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106.
Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares of Class A common stock must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares of Class A common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (Companies (Winding Up and Miscellaneous Provisions) Ordinance) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (Securities and Futures Ordinance), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the SFA)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (Regulation 32).
Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Japan
The shares of Class A common stock have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The shares of Class A common stock may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
The Company estimates that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $9.0 million.
The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

LEGAL MATTERS
The validity of the issuance of our Class A common stock offered in this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this prospectus, WS Investment Company, LLC (2017A), WS Investment Company, LLC (2015C), WS Investment Company, LLC (2015A), WS Investment Company, LLC (2013A), WS Investment Company LLC (2011A), and WS Investment Company, LLC (22A), each an investment fund affiliated with Wilson Sonsini & Rosati, Professional Corporation, currently hold 238,636 shares of our Class A common stock, including 1,726 shares of our Class A common stock that will be issued upon the Notes Conversion. Certain members of, and investment partnerships comprised of members, of Wilson Sonsini Goodrich & Rosati, Professional Corporation own an interest representing less than 2% of our common stock. Willkie Farr & Gallagher LLP, New York, New York is acting as counsel for the underwriters.
EXPERTS
The consolidated financial statements of Ibotta, Inc. as of December 31, 2023 and 2022, and for each of the years in the two-year period ended December, 31, 2023 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an internet website that contains the registration statement of which this prospectus forms a part, as well as the exhibits thereto. These documents, along with future reports, proxy statements, and other information about us, are available at the SEC’s website, www.sec.gov.
As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at https://www.ibotta.com where these materials are available. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessible through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

KPMG LLP Suite 800 1225 17th Street Denver, CO 80202-5598
Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Ibotta, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying balance sheets of Ibotta, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2020.
Denver, Colorado
February 28, 2024
KPMG LLP, a Delaware limited liability partnership and a member firm of the
KPMG global organization of independent member firms affiliated with KPMG
International Limited, a private English company limited by guarantee.

Ibotta, Inc.
BALANCE SHEETS
(In thousands, except share, per share and par value amounts)

	December 31,
	2023	2022
Assets
Current Assets:
Cash and cash equivalents	$62,591	$17,818
Short-term investments	–	27,681
Accounts receivable, less allowances of $3,160 and $3,123, respectively	226,439	121,558
Prepaid expenses and other current assets	9,314	7,401
Total current assets	298,344	174,458
Property and equipment, less accumulated depreciation of $8,905 and $10,043, respectively	2,541	3,806
Capitalized software development costs, less accumulated amortization of $13,482 and $9,975, respectively	12,844	8,750
Equity investment	4,531	4,531
Other long-term assets	1,530	3,534
Total assets	$319,790	$195,079
Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$8,937	$5,860
Due to third-party publishers	73,155	12,431
Deferred revenue	2,628	3,051
User redemption liability	84,531	98,412
Accrued expenses	24,582	19,130
Other current liabilities	4,317	5,012
Total current liabilities	198,150	143,896
Long-term liabilities:
Long-term debt, net	64,448	61,052
Convertible notes derivative liability	25,400	20,400
Other long-term liabilities	3,864	4,525
Total liabilities	291,862	229,873
Commitments and contingencies (Note 18)
Redeemable convertible preferred stock, $0.00001 par value: 17,245,954 shares authorized, issued and outstanding as of December 31, 2023 and 2022	–	–
Stockholders’ equity (deficit):
Common stock, $0.00001 par value: 40,000,000 shares authorized as of December 31, 2023 and 2022; 9,207,337 and 8,793,880 shares outstanding as of December 31, 2023 and 2022, respectively	–	–
Additional paid-in capital	237,116	212,637
Accumulated deficit	(209,188)	(247,305)
Accumulated other comprehensive loss	–	(126)
Total stockholders' equity (deficit)	27,928	(34,794)
Total liabilities, redeemable convertible preferred stock and stockholders' equity (deficit)	$319,790	$195,079
See accompanying notes to the consolidated financial statements.

Ibotta, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)

	Year ended December 31,
	2023	2022
Revenue	$320,037	$210,702
Cost of revenue	43,992	46,176
Gross profit	276,045	164,526
Operating expenses:
Sales and marketing	114,756	110,069
Research and development	49,996	42,558
General and administrative	51,633	49,164
Depreciation and amortization	3,661	3,048
Total operating expenses	220,046	204,839
Income (loss) from operations	55,999	(40,313)
Other expense, net	(11,948)	(14,286)
Income (loss) before provision for income taxes	44,051	(54,599)
Provision for income taxes	(5,934)	(262)
Net income (loss)	$38,117	$(54,861)
Net income (loss) per share:
Basic	$4.26	$(6.33)
Diluted	$1.42	$(6.33)
Weighted average common shares outstanding:
Basic	8,948,537	8,672,426
Diluted	26,921,567	8,672,426
See accompanying notes to the consolidated financial statements.

Ibotta, Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Year ended December 31,
	2023	2022
Net income (loss)	$38,117	$(54,861)
Other comprehensive income (loss):
Net unrealized gain (loss) on short-term investments	126	(126)
Total other comprehensive income (loss)	126	(126)
Comprehensive income (loss)	$38,243	$(54,987)
See accompanying notes to the consolidated financial statements.

Ibotta, Inc.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
(In thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance, December 31, 2021	17,245,954	$–	8,436,602	$–	$203,204	$(192,444)	$–	$10,760
Net loss	–	–	–	–	–	(54,861)	–	(54,861)
Other comprehensive loss	–	–	–	–	–	–	(126)	(126)
Exercise of stock options	–	–	164,506	–	1,144	–	–	1,144
Stock-based compensation expense (inclusive of capitalized stock-based compensation)	–	–	–	–	6,689	–	–	6,689
Release of restricted stock purchase shares from repurchase option	–	–	192,772	–	1,600	–	–	1,600
Balance, December 31, 2022	17,245,954	$–	8,793,880	$–	$212,637	$(247,305)	$(126)	$(34,794)
Net income	–	–	–	–	–	38,117	–	38,117
Other comprehensive income	–	–	–	–	–	–	126	126
Exercise of stock options	–	–	311,251	–	3,049	–	–	3,049
Stock-based compensation expense (inclusive of capitalized stock-based compensation)	–	–	–	–	20,582	–	–	20,582
Release of restricted stock purchase shares from repurchase option	–	–	102,206	–	848	–	–	848
Balance, December 31, 2023	17,245,954	$–	9,207,337	$–	$237,116	$(209,188)	$–	$27,928
See accompanying notes to the consolidated financial statements.

Ibotta, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,
	2023	2022
Operating activities
Net income (loss)	$38,117	$(54,861)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	6,664	6,319
Impairment of capitalized software development costs	169	737
Stock-based compensation expense	6,991	6,500
Common stock warrant expense	13,177	–
Credit loss expense	828	580
Impairment of equity investment	–	4,532
Amortization of debt discount and issuance costs	3,310	2,569
Change in fair value of convertible notes derivative liability	5,000	4,300
Other	62	(394)
Changes in assets and liabilities:
Accounts receivable	(105,709)	(34,505)
Other current and long-term assets	1,180	694
Accounts payable	1,818	(4,533)
Due to third-party publishers	60,724	12,020
Accrued expenses	5,196	2,886
Deferred revenue	(423)	398
User redemption liability	(13,881)	(2,225)
Other current and long-term liabilities	(507)	(1,516)
Net cash provided by (used in) operating activities	22,716	(56,499)
Investing activities
Additions to property and equipment	(548)	(785)
Additions to capitalized software development costs	(7,680)	(6,228)
Acquisition of technology	–	(1,250)
Purchases of short-term investments	–	(65,980)
Sales of short-term investments	–	38,567
Maturities of short-term investments	27,900	–
Net cash provided by (used in) investing activities	19,672	(35,676)
Financing activities
Proceeds from exercise of stock options	3,049	1,144
Draws on revolving line of credit	–	3,500
Repayments of revolving line of credit	–	(5,167)
Proceeds from convertible notes issuance	–	75,000
Debt issuance costs	(12)	(405)
Deferred offering costs	(652)	(25)
Net cash provided by financing activities	2,385	74,047
Net change in cash and cash equivalents	44,773	(18,128)
Cash, cash equivalents, beginning of period	17,818	35,946
Cash, cash equivalents, end of period	$62,591	$17,818
Supplemental disclosures of cash flow information
Interest paid	$5,491	$3,517
Income taxes paid	4,110	71
Supplemental disclosures of non-cash investing and financing activities
Stock-based compensation included in capitalized software development costs	414	188
See accompanying notes to the consolidated financial statements.

Ibotta, Inc.
Notes to Consolidated Financial Statements
1. Nature of Operations
Ibotta, Inc. (the “Company”, “we”, or “our”) is a technology company that allows consumer packaged goods (CPG) brands to deliver digital promotions to millions of consumers through a single, convenient network called the Ibotta Performance Network (“IPN”). We provide promotional services to publishers, retailers, and advertisers through the IPN, which includes our direct-to-consumer (“D2C”) mobile, web, and browser extension properties and our growing network of third-party publisher properties. The majority of the Company’s revenues are derived from the fees we earn from customers when consumers redeem offers. The Company also derives revenue from fees we earn from customers for digital promotions across the Company’s platform in support of their promotional campaigns, as well as from data products.
Merger of Ibotta Colorado, Inc. and InStok LLC
On December 31, 2022, Ibotta entered into an Agreement and Plan of Merger (the “merger”) with each of its wholly-owned subsidiaries, Ibotta Colorado, Inc. and Instok LLC, pursuant to which, the subsidiaries were merged with and into Ibotta, Inc. The subsidiary corporations ceased to exist, and Ibotta, Inc. continued as the surviving corporation.
2. Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation and Consolidation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). As discussed in Note 1 – Nature of Operations, on December 31, 2022, the Company merged its wholly-owned subsidiaries into Ibotta, Inc., and all intercompany balances were eliminated through the merger. Following the merger, the Company had no subsidiaries; therefore, the December 31, 2023 and 2022 balance sheets did not require consolidation. Additionally, during the year ended December 31, 2023, the statements of operations, comprehensive income (loss), redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows did not require consolidation. For the year ended December 31, 2022, all intercompany transactions were eliminated in consolidation.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts and classifications of assets and liabilities, revenue and expenses, and the related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. Management evaluates its estimates that include, but are not limited to, revenue recognition, breakage, allowances for credit losses, income taxes and associated valuation allowances, leases, stock-based compensation, contingent liabilities, impairment of the equity investment, convertible notes derivative liability, software development costs, including capitalization and the allocation of labor costs between cost of revenue and research and development expense, and the useful lives and impairment of long-lived assets. The Company believes that the estimates, judgments, and assumptions used to determine certain amounts that affect the consolidated financial statements are reasonable, based on information available at the time they are made. Actual results could differ materially from these estimates.
Segments
The Company manages its operations and allocates resources as a single operating segment. Further, the Company manages, monitors and reports its financials as a single reporting segment. Operating segments are components of a company for which separate financial information is internally produced for regular use by the Chief Operating Decision Maker (“CODM”) to allocate resources and assess the performance of the business. The Company’s CODM is its Chief Executive Officer who makes

Ibotta, Inc.
Notes to Consolidated Financial Statements
operating decisions, assesses financial performance, and allocates resources based on consolidated financial information.
Fair Value Measurements
When required by U.S. GAAP, assets and liabilities are reported at fair value on the balance sheets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Valuation inputs are arranged in a hierarchy that consists of the following levels:
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
•Level 2 inputs are inputs other than Level 1 inputs such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.
•Level 3 inputs are unobservable inputs for the asset or liability.
The carrying amounts of the Company's cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of these instruments.
Cash and Cash Equivalents
The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. We maintain cash and cash equivalent balances that may at times exceed federally-insured limits.
Short-Term Investments
Short-term investments consist of corporate debt securities, U.S. Treasury securities, commercial paper, and supranational securities with terms greater than three months but less than one year at the date of purchase. Short-term investments acquired during the year ended December 31, 2022 were classified as available-for-sale and recorded at fair value. There were no short-term investments acquired during the year ended December 31, 2023. Unrealized gains and losses were reported as a separate component of accumulated other comprehensive loss in the balance sheet until realized. Interest income and realized gains and losses on short-term investments are recognized in other (expense) income, net in the consolidated statements of operations.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist of cash, cash equivalents, accounts receivable and short-term investments. At times, such amounts may exceed federally-insured limits. The Company reduces credit risk by placing its cash, cash equivalents, and short-term investments with major financial institutions within the United States. Credit risk with respect to accounts receivable is dispersed due to the large number of customers. The Company does not require collateral for accounts receivable.
Accounts Receivable, Net
Accounts receivable are recorded at the invoiced amount of gross billings for fees and user awards, less an allowance for credit losses. Accounts receivable are unsecured and comprised of amounts due

Ibotta, Inc.
Notes to Consolidated Financial Statements
from the Company’s customers. The majority of the Company’s customers are nationally recognized companies and generally have payment terms of 30 to 90 days.
An allowance for credit losses is recorded based on the best estimate of lifetime credit losses in existing accounts receivable. The allowance for credit losses is determined based on historical collection experience and the review in each period of the status of the then-outstanding accounts receivable, while taking into consideration current customer information, subsequent collection history, general economic conditions, and other relevant data. Account balances are charged against the allowance when the Company believes the receivable will not be recovered. Write-offs of accounts receivable were $0.8 million for the year ended December 31, 2023 and immaterial for the year ended December 31, 2022.
Property and Equipment, Net
Property and equipment are stated at cost less accumulated depreciation. Repair and maintenance costs are expensed as incurred, while improvements that extend the useful life of an asset are capitalized. Upon retirement or disposal of assets, the accounts are relieved of cost and accumulated depreciation, and any related gain or loss is recognized in the consolidated statements of operations.
Depreciation is recorded using the straight-line method over the estimated useful life of each asset, which are as follows:

Computer equipment	3 years
Leasehold improvements	Lesser of estimated useful life or lease term
Furniture and fixtures	8 years
Software Development Costs
The Company capitalizes certain costs associated with developing and enhancing internally developed software, primarily related to the Company's technology platform. These costs include personnel and related employee benefits expenses for employees who are directly associated with and who devote time to software development projects and external direct costs of services consumed in developing or obtaining the software. The Company begins to capitalize these costs when preliminary development efforts are successfully completed, management has authorized and committed project funding and it is probable that the project will be completed and the software will be used as intended. Capitalization ends once a project is substantially complete and the software is ready for its intended purpose. These costs are amortized on a straight-line basis over the estimated useful life of the software asset, which is typically three years. Costs incurred in the preliminary project stage and post-implementation operation stage are expensed as incurred and recorded in research and development expense in the consolidated statements of operations.
Equity Investment
The Company holds a minority equity investment in a company that we do not have the ability to exercise significant influence over and for which a readily determinable fair value is not available. The Company has elected the measurement alternative to measure the investment at cost, less impairments, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment. Observable price changes and impairment charges are recorded in other (expense) income, net in the consolidated statements of operations.
Intangible Assets
Intangible assets, which consist of acquired technology, are presented in other long-term assets on the balance sheets. Intangible assets acquired in an asset acquisition are stated at cost less accumulated

Ibotta, Inc.
Notes to Consolidated Financial Statements
amortization and impairment losses, if any. Amortization is recorded using the straight-line method over an estimated useful life of three years.
Long-Lived Assets Impairment Assessment
Long-lived assets, including definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The Company assesses recoverability of a long-lived asset group by determining whether the carrying value of the asset group can be recovered through projected undiscounted cash flows over their remaining lives. If the future undiscounted cash flows expected to result from the use of the related asset group are less than the carrying value of the asset group, an impairment has occurred. Any required impairment loss is measured as the amount by which the asset group’s carrying value exceeds its fair value.
User Redemption Liability and Due to Third-Party Publishers
Consumers earn user awards by redeeming offers on both Ibotta’s D2C properties and our third-party publisher properties. The undistributed user awards earned by consumers on D2C properties are reflected in the user redemption liability in the balance sheets. The user redemption liability is reduced as consumers cash out and through breakage (see Note 6 – User Redemption Liability Extinguishment). User awards earned by consumers on third-party publisher properties represent a payable reflected in the due to third-party publishers in the balance sheets. The due to third-party publishers liability may also include a revenue share payable for certain publishers that is a negotiated fixed percentage of our fee per redemption on the third-party publishers’ properties.
Convertible Debt and Embedded Derivatives
The Company evaluates all conversion, redemption, and other features contained in a debt instrument to determine if the feature represents an embedded derivative that requires bifurcation from the host debt instrument. If an embedded feature possesses economic characteristics that are not clearly and closely related to those of the host contract and would qualify as a derivative instrument if it were freestanding, the embedded derivative is bifurcated from the host for measurement purposes. The embedded derivative is carried at fair value with changes in fair value recognized in other (expense) income, net in the period of change. The resulting discount is amortized to interest expense over the term of the host debt instrument using the straight-line method, which approximates the effective interest method.
The Company determined that certain conversion provisions embedded in the convertible notes issued during the year ended December 31, 2022 represent a contingent exchange feature that qualifies as an embedded derivative. Refer to Note 8 – Long-Term Debt for further information.
Debt Issuance Costs
Costs incurred to obtain debt, other than lines of credit, are recorded as a reduction of the carrying amount of the related liability and amortized over the term of the debt using the effective interest rate method. Costs incurred to obtain lines of credit are capitalized and included in other long-term assets on our balance sheets and amortized ratably over the term of the arrangement.
Operating Leases
The Company determines if an arrangement is a lease at the inception of the contract. Right-of-Use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. All of the Company’s leases are operating leases.

Ibotta, Inc.
Notes to Consolidated Financial Statements
Operating ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Leases may contain tenant improvement allowances, rent abatement, and rent escalation provisions, which are considered lease payments in determining the lease liabilities. To determine the present value of lease payments, we estimate the incremental borrowing rate based on the information available at commencement date. ROU assets are determined based on the initial lease liabilities adjusted for any prepayments, initial direct costs, and lease incentives received. The Company's lease terms include options to extend or terminate the lease when it is reasonably certain that the options will be exercised.
The Company begins recognizing lease expense when the lessor makes the underlying asset available for use. Lease expense is recognized on a straight-line basis over the lease term. Certain leases contain variable costs, such as common area maintenance, real estate taxes or other costs, which are expensed as incurred.
Leases with an initial term of 12 months or less are not recorded on the balance sheets. The Company recognizes lease expense for these short-term leases on a straight-line basis over the lease term. In addition, the Company elected to not separate lease and non-lease components for all of the Company's leases.
Revenue Recognition
The Company primarily derives revenues from the set-up and activation of cash back offers and digital promotions. The CPG brands that contract with the Company to deliver the digital promotions to consumers via the IPN are the Company’s customers. Third-party publishers such as Walmart are part of the IPN and act as a distributor of the offers and are not the Company’s customer. Revenue is recognized when, or as, control of the promised goods or services is transferred to the Company's customers, in an amount that represents the consideration the Company expects to be entitled to in exchange for those goods or services. This expected consideration is typically billed to customers on a monthly basis based on payment terms as defined in the contract, with no significant financing arrangements involved.
The Company benefits from contractual agreements with its customers that set forth the general terms and conditions of its relationships with them, including various facets of pricing, payment terms, and contract duration. The Company determines revenue recognition through the following steps:
•identification of the contract(s) with a customer;
•identification of the performance obligations within the contract;
•determination of the transaction price;
•allocation of the transaction price to the performance obligations in the contract; and
•recognition of revenue when, or as, the Company satisfies a performance obligation.
The principal activities from which the Company generates its revenue are as follows:
Redemption Revenue
The Company's customers promote their products and services to consumers through cash back offers on the IPN. The Company's performance obligation is to stand-ready to provide consumers access to redeem offers from customers on goods purchased. The associated redemption campaigns run until the budget is consumed, which is generally in one to three months. Consumers redeem offers to earn an award through account linking or receipt upload on Ibotta’s D2C properties or through integrations with third-party publisher properties. The award is funded by the customer and passed through to the consumer. The Company earns a fee per redemption which is recognized in the period in which the redemption occurred. The Company may also charge fees to set up a redemption campaign which are deferred and recognized over the average duration of historical redemption campaigns. Penalties or early

Ibotta, Inc.
Notes to Consolidated Financial Statements
terminations are recognized as revenue when the associated penalty or termination event occurs. The Company recognizes revenues from redemption campaign customers as fees are earned, net of awards to consumers, as the Company acts as the agent to the Company's customers in the facilitation of the sale to the consumer.
The Company also offers consumers the option to purchase gift card codes to be used at various retailers. lbotta contracts with third-party gift card providers to facilitate delivery of the gift card codes, acting as an agent to deliver these codes on behalf of its customer through Ibotta’s D2C properties to the end user. lbotta records the associated revenue, net of any costs associated with the third-party gift card code providers, at a point in time when the exchange occurs. Ibotta also provides a cash back offer to the consumer for the transaction, which is included in cost of revenue.
Ad & Other Revenue
The Company's customers may also run advertisements such as banners, tiles, newsletters, and feature placements on the D2C properties to promote their redemption campaigns, referred to as marketing services. When a consumer clicks on an advertisement, they are linked directly to the associated redemption campaign. Ad products are billed, and revenue is recognized, as the marketing services are performed over the advertising period. Ad products run in conjunction with the associated redemption campaign, either over the entire redemption campaign life or some portion of it. The Company recognizes revenue from customer run advertisements on a gross basis as the Company acts as the principal in the transaction.
When redemption campaigns and ad products are combined in a contract, revenue for stand-ready performance obligations is recognized as services are provided to customers. Contracts with fixed consideration are related to marketing services and revenue is recognized over the life of the contract as it is a separate performance obligation.
The Company also offers a number of data products and services to customers, including audience targeting, data licensing, and consumer insights and surveys. Some products and services are billed as a flat fee amount while others are billed based on usage. Data revenue is recognized as it is delivered on a gross basis as the Company acts as the principal in the transaction.
Practical Expedients
The majority of the Company's contracts are less than twelve months in duration. As a result, the Company has elected the following practical expedients:
•Incremental costs of obtaining a contract are recognized as an expense as incurred.
•Consideration is not adjusted for the effects of any financing components.
Cost of Revenue
Cost of revenue primarily consists of costs related to granting cash back offers and maintaining the Company’s platform. Significant expenses include personnel costs, data hosting costs, user award costs, net of breakage, associated with gift card redemptions, and awards unlocked when a consumer watches an advertising video, amortization and maintenance of internal use software, including platform and related infrastructure costs, processing fees, third-party publisher revenue share, and affiliate network fees. Personnel costs included in cost of revenue include salaries, benefits, bonuses, and stock-based compensation, and are primarily attributable to personnel in the Company’s engineering department who maintain the Company’s platform.
Research and Development
The Company expenses the cost of research and development as incurred. Research and development expenses consist primarily of personnel-related costs for the Company’s technology

Ibotta, Inc.
Notes to Consolidated Financial Statements
departments working on product development, including salaries, benefits, bonuses, and stock-based compensation expense.
Sales and Marketing
Sales and marketing expenses consist of personnel costs and the cost of acquiring and retaining consumers, including the cost of certain consumer bonuses, promotions, and television and digital promotions. Personnel-related costs directly associated with the Company’s sales and marketing departments include salaries, benefits, bonuses, commissions, and stock-based compensation. Other sales and marketing costs include self-funded cash back offers, which are comprised of cash back offers that are directly funded by Ibotta and other incentive bonuses provided to consumers as part of the Company’s sales and marketing strategy to acquire and retain consumers. The Company expenses advertising costs as incurred. Advertising costs were $24.7 million and $29.6 million in 2023 and 2022, respectively.
Stock-Based Compensation
The Company grants stock options to employees and directors. Stock-based compensation is measured based on the grant date fair value of the options. Service-based awards are recognized as compensation expense, net of actual forfeitures, on a straight-line basis over the requisite service period, which is generally four years. Performance-based awards are recognized as compensation expense under the accelerated attribution method when performance conditions are considered probable of being achieved. The Company issues new shares of common stock to satisfy the exercise of options.
The fair value of stock options is estimated at the date of grant using the Black Scholes option-pricing model, which includes the following assumptions and estimates:
•Expected Dividend Rate- The expected dividend yield of zero as the Company has not paid and does not currently anticipate paying dividends on its common stock.
•Expected Volatility- The expected volatility is determined with reference to historical stock volatilities of comparable guideline public companies as the Company does not have a trading history for its common stock.
•Expected Term- The expected term is the period of time for which the award is expected to be outstanding, assuming that it vests. We estimate the expected term using the simplified method, calculated as the midpoint between the requisite service period and the contractual term of the award. The simplified approach is applied as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.
•Risk-Free Interest Rate- The risk-free rate is determined based on the U.S. Treasury Yield Curve with respect to the stock options' expected term.
•Fair Value of Common Stock- The Company engages a valuation specialist to estimate the fair value of its common stock.
Income Taxes
The Company accounts for income taxes using the asset and liability method, under which, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company applies a valuation allowance when it is more likely than not that the deferred tax assets will not be realized.

Ibotta, Inc.
Notes to Consolidated Financial Statements
Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, the Company considers all available evidence, including past operating results, past reversals of temporary differences, estimates of future taxable income and the feasibility of tax planning strategies.
The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized. The Company recognizes interest and penalties related to its uncertain tax positions in operating expenses in the consolidated statements of operations.
Net Income (Loss) Per Share
Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per share adjusts the basic weighted average number of shares of common stock outstanding for the effect of potentially dilutive securities during the period. Potentially dilutive securities consist of stock options, restricted stock, convertible preferred stock, and common stock warrants. For purposes of the diluted net income (loss) per share calculation, potentially dilutive securities are excluded in periods in which there is a loss because the inclusion of the potential common shares would have an anti-dilutive effect.
Loss Contingencies
Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. If a loss is reasonably possible, the Company discloses the possible loss or states that such an estimate cannot be made.
Recent Accounting Pronouncements
In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires enhanced disclosures about significant segment expenses. In addition, the amendments include enhanced interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, and provide new segment disclosure requirements for entities with a single reportable segment. The amendments of ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. While the application of this guidance will result in additional disclosure concerning the Company’s single reportable segment, it is not expected to have a significant impact on the Company’s consolidated financial statements.
Other than the item noted above, there have been no new accounting pronouncements not yet effective or adopted in the current year that the Company believes have a significant impact, or potentially significant impact, to its consolidated financial statements.

Ibotta, Inc.
Notes to Consolidated Financial Statements
3. Short-Term Investments
The Company held no short-term investments as of December 31, 2023.
Short-term investments as of December 31, 2022 consisted of the following (in thousands):

	December 31, 2022
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate securities	$4,928	$–	$(45)	$4,883
U.S. Treasury securities	7,972	–	(67)	7,905
Commercial paper	12,925	–	–	12,925
Supranational securities	1,982	–	(14)	1,968
Total short-term investments	$27,807	$–	$(126)	$27,681
4. Property, Equipment, and Software Development Costs
Property and equipment consist of the following (in thousands):

	December 31,
	2023	2022
Computer equipment	$2,973	$5,409
Leasehold improvements	5,857	5,857
Furniture and fixtures	2,616	2,583
Property and equipment, gross	11,446	13,849
Less: Accumulated depreciation	(8,905)	(10,043)
Property and equipment, net	$2,541	$3,806
Depreciation expense was $2.0 million and $2.1 million for the years ended December 31, 2023 and 2022, respectively.
Software development costs consist of the following (in thousands):

	December 31,
	2023	2022
Capitalized software development costs, gross	$26,326	$18,725
Less: Accumulated amortization	(13,482)	(9,975)
Capitalized software development costs, net	$12,844	$8,750
The Company capitalized software development costs of $8.1 million and $6.4 million during the years ended December 31, 2023 and 2022, respectively. Capitalized software development costs include software under development of $6.6 million and $2.5 million as of December 31, 2023 and 2022, respectively.
Capitalized software amortization expense recognized in cost of revenue for the years ended December 31, 2023 and 2022 was $3.0 million and $3.3 million, respectively. Capitalized software amortization expense recognized in depreciation and amortization expenses was $0.8 million for the year ended December 31, 2023, and was immaterial for the year ended December 31, 2022. Impairment charges were $0.2 million, and $0.7 million for the years ended December 31, 2023 and 2022, respectively.

Ibotta, Inc.
Notes to Consolidated Financial Statements
5. Intangible Assets
On September 13, 2021, the Company purchased 100% of the outstanding equity interests of InStok LLC (d/b/a OctoShop), a Texas limited liability company (“OctoShop”), for an aggregate purchase price of $2.5 million (the “acquisition”). OctoShop developed a browser extension tool that allows users to compare prices and stock availability across retailers. The purchase price was comprised of $1.3 million paid at closing and $1.2 million of contingent consideration to be paid upon successful completion by the former owners of certain performance milestones.
The Company accounted for the acquisition as an asset acquisition under ASC 805–Business Combinations. During the year ended December 31, 2021, the Company allocated the cash consideration based on the relative fair values of the assets acquired, resulting in the allocation of $1.2 million to acquired technology and $0.1 million to cash. On February 14, 2022, the Company initiated payment of the remaining $1.2 million of contingent consideration for successful completion of the performance milestones. The payment was capitalized as part of the cost of the assets acquired.
Intangible assets, presented in other long-term assets on the balance sheets, consist of the following (in thousands):

	December 31,
	2023	2022
Acquired technology, gross	$2,448	$2,448
Less: Accumulated amortization	(1,797)	(929)
Intangible assets, net	$651	$1,519
The weighted average remaining useful life was 0.7 years and 1.7 years as of December 31, 2023 and 2022, respectively. Amortization expense recognized in depreciation and amortization was $0.9 million and $0.8 million for the years ended December 31, 2023 and 2022, respectively.
The expected future amortization expense as of December 31, 2023 is as follows (in thousands):

Year ending December 31,
2024	$651
Total amortization expense	$651
6. User Redemption Liability Extinguishment
The Company reflects a user redemption liability in the balance sheets associated with the undistributed earnings of consumers on Ibotta’s D2C properties. A portion of these undistributed earnings is never expected to be cashed out by consumers due to inactivity and will therefore be recognized as breakage by the Company.
Consumers’ accounts that have no activity for six months are considered inactive and charged a $3.99 per month maintenance fee until the balance is reduced to zero or new activity ensues. Deactivated accounts due to fraudulent activity are also recognized as breakage. The Company estimates breakage at the time of user redemption and reduces the user redemption liability accordingly. Breakage estimates are made based on historical breakage patterns, and the preparation of estimates includes judgments of the applicability of historical patterns to current and future periods. Breakage is recorded in revenue related to funded awards, as an offset to sales and marketing expense related to self-funded awards, and as an offset to cost of revenue related to consumer insights awards and gift card redemptions.

Ibotta, Inc.
Notes to Consolidated Financial Statements
The Company’s breakage is recorded as follows (in thousands):

	Year ended December 31,
	2023	2022
Revenue	$26,025	$11,250
Cost of revenue	558	310
Sales and marketing	4,965	4,903
Total breakage	$31,548	$16,463
The user redemption liability was $84.5 million and $98.4 million as of December 31, 2023 and 2022, respectively.
7. Accrued Expenses
Accrued expenses consist of the following (in thousands):

	December 31,
	2023	2022
Accrued employee expenses	$18,156	$14,205
Other accrued expenses	6,426	4,925
Total accrued expenses	$24,582	$19,130
8. Long-Term Debt
Long-term debt consists of the following (in thousands):

	December 31,
	2023	2022
Convertible notes	$75,099	$75,000
Revolving line of credit	–	–
Total debt	75,099	75,000
Less: unamortized debt discount	(10,440)	(13,672)
Less: unamortized debt issuance costs	(211)	(276)
Long-term debt, net	$64,448	$61,052
As of December 31, 2023, with the exception of our convertible notes, which are scheduled to mature in 2027, no other contractual principal repayments of long-term debt are due within the next five years.
The Company recorded interest expense of $8.8 million and $6.2 million for the years ended December 31, 2023 and 2022, respectively, of which, $3.3 million and $2.6 million was related to the amortization of the debt discount and issuance costs, respectively.
Convertible Notes
On March 24, 2022 (the “Initial Closing”), the Company issued convertible unsecured subordinated promissory notes (the “notes” or “convertible notes”) to certain investors, including certain related parties and a then officer of the Company (see Note 17 – Related Parties), in an aggregate principal amount of $75.0 million with a maturity date of March 24, 2027. Up to but not including the date that is 18 months after the Initial Closing, the convertible notes bear interest at a rate of 6.00% per annum, payable quarterly in cash or as payment-in-kind at the Company’s election. Thereafter, subject to certain exceptions, the convertible notes bear interest at a rate of (A) the greater of (x) the three-month Secured Overnight Financing Rate and (y) 1.00% plus (B) 5.00%, payable quarterly in cash.

Ibotta, Inc.
Notes to Consolidated Financial Statements
The outstanding amount of the notes will automatically convert into shares of the Company’s common stock upon a qualified public transaction, including a qualified initial public offering, qualified direct listing, or qualified special purpose acquisition company transaction. The conversion price is the lesser of (i) $2.5 billion divided by the fully diluted outstanding capitalization of the Company immediately prior to the qualifying public transaction and (ii) the per share value of the Company as determined by the qualifying public transaction multiplied by a discount rate.
Upon closing of a qualified financing with aggregate gross proceeds of at least $50.0 million, the outstanding amount of the notes will automatically convert into fully paid and nonassessable shares of the Company’s preferred stock issued in the financing. Upon closing of a financing other than a qualified financing, the holders may elect, with a majority interest, to convert all or a portion of the outstanding amount of the notes into fully paid and nonassessable share of the Company’s preferred stock issued in the financing. The financing conversion price is the lesser of (i) $2.5 billion divided by the fully diluted outstanding shares of the Company immediately prior to the financing transaction and (ii) the lowest price per share paid by purchasers in the financing multiplied by a discount rate.
Upon a sale of the Company, the holders may elect, with a majority interest, to convert all of the outstanding amount of the notes into shares of the Company’s then-outstanding most senior series of preferred stock (or into that number of shares of common stock into which such preferred stock would be convertible) at the conversion price that is the per share value of common stock established for purposes of the sale multiplied by the discount rate.
At maturity, the holders may elect, with a majority interest, to convert all of the outstanding amount of the notes into shares of the Company’s then-outstanding most senior series of preferred stock at the lesser of the lowest price paid in cash for a share of such preferred stock or $36.134.
The applicable discount rate prior to or on the date 18 months after the Initial Closing is 77.5% and thereafter is 72.5%.
The Company determined that certain conversion provisions embedded in the convertible notes represent contingent exchange features that qualify as embedded derivatives under ASC 815–Derivatives and Hedging. The qualifying features were collectively bifurcated from the debt host and recorded as a derivative liability in the balance sheets. The derivative liability is accounted for on a fair market value basis. The initial value of the derivative liability at issuance was $16.1 million with the offset recorded as a discount to the notes. Changes in fair value are recognized in other (expense) income, net, in the consolidated statements of operations. The debt discount is amortized to interest expense over the contractual term of the debt using the straight-line method which approximates the effective interest method. Refer to Note 9 – Fair Value Measurements for further discussion of the valuation of the derivative liability.
2021 Credit Facility
On November 3, 2021, the Company executed the Third Amended and Restated Loan and Security Agreement with Silicon Valley Bank (“SVB”), which consists of a $50.0 million revolving line of credit with a maturity date of November 3, 2024 (the “2021 Credit Facility”). In the event of a public offering, the maturity date of the 2021 Credit Facility will be extended to November 3, 2026.
In March 2023, SVB was closed by the California Department of Financial Protection and Innovation due to liquidity concerns and entered into receivership with the Federal Deposit Insurance Corporation. First Citizens BancShares, Inc. (“First Citizens Bank”) purchased substantially all loans and certain other assets and assumed all customer deposits and certain other liabilities of the former SVB, including the Company’s 2021 Credit Facility. On March 28, 2023, the Company executed a letter agreement to amend the 2021 Credit Facility, to reduce the percentage of funds required to be maintained with SVB.
In December 2023, the Company executed the Second Loan Modification Agreement with SVB, which, among other things, extended the initial maturity date of the 2021 Credit Facility to November 3,

Ibotta, Inc.
Notes to Consolidated Financial Statements
2025 and amended the financial covenant liquidity ratio calculation. The 2021 Credit Facility, as amended by the subsequent amendment and modification agreements, is referred to herein as the Amended 2021 Credit Facility.
Borrowings under the Amended 2021 Credit Facility bear interest at a floating annual rate equal to the greater of (i) an applicable floor rate that ranges from 2.25% to 3.0% based on the Company’s average liquidity position as defined in the Amended 2021 Credit Facility and (ii) the prime rate less a margin that ranges from 0.25% to 1.0% based on the Company’s average liquidity position as defined in the Amended 2021 Credit Facility. On December 31, 2023, the interest rate was 7.75% per annum. In addition, the Company pays an unused revolving line facility fee of 0.25% per year on the average monthly unused amount of commitments under the Amended 2021 Credit Facility. The Company is subject to a springing financial covenant to maintain a minimum liquidity ratio of 1.50x, depending on the Company’s average liquidity position as defined in the Amended 2021 Credit Facility.
As of December 31, 2023, we had no outstanding balance under the Amended 2021 Credit Facility and $50.0 million available. The Company is in compliance with all financial covenants under the Amended 2021 Credit Facility during all periods presented. All obligations under the Amended 2021 Credit Facility are secured by substantially all of the assets of the Company, including intellectual property.
9. Fair Value Measurements
The following tables present information about financial instruments measured at fair value (in thousands):

	December 31, 2023
	Total	Level 1	Level 2	Level 3
Assets:
Cash equivalents	$57,890	$57,890	$–	$–
Short-term investments	–	–	–	–
Equity investment	4,531	–	–	4,531
Total assets	$62,421	$57,890	$–	$4,531
Liabilities:
Convertible notes derivative liability	25,400	–	–	25,400
Total liabilities	$25,400	$–	$–	$25,400

	December 31, 2022
	Total	Level 1	Level 2	Level 3
Assets:
Cash equivalents	$10,358	$10,358	$–	$–
Short-term investments	27,681	7,904	19,777	–
Equity investment	4,531	–	–	4,531
Total assets	$42,570	$18,262	$19,777	$4,531
Liabilities:
Convertible notes derivative liability	20,400	–	–	20,400
Total liabilities	$20,400	$–	$–	$20,400
The fair values of cash equivalents and short-term investments are measured using quoted prices and prevailing market data obtained from an independent source and are therefore classified as Level 1 or 2 in the fair value hierarchy.

Ibotta, Inc.
Notes to Consolidated Financial Statements
Long-term debt is recorded at its carrying value in the balance sheets, which may differ from its fair value. The fair value is estimated using Level 3 inputs in a Monte Carlo simulation. As of December 31, 2023 and December 31, 2022, the estimated fair value of the Company’s convertible notes was $95.4 million and $79.8 million, respectively.
Equity Investment
On July 2, 2019, the Company acquired 628,930 shares of the Series A Preferred Stock of a privately-held software company in exchange for cash consideration of $0.8 million. The investment represents a minority interest, and the Company has determined that we do not have significant influence over the company. The preferred shares comprising the investment are illiquid, and the fair value is not readily determinable. The Company has elected the measurement alternative to measure this investment at cost, less impairments, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment. The equity investment is classified as Level 3 in the fair value hierarchy.
During the year ended December 31, 2023, the Company recorded no adjustments to the equity investment. During the year ended December 31, 2022, the Company determined that deterioration in both general market conditions and the industry in which the company operates represented a qualitative indicator of impairment. The Company used a market approach to estimate the fair value of the investment, which requires judgment and the use of unobservable inputs, including investee financial results and comparable market data of public companies. We remeasured the investment to $4.5 million as of December 31, 2022 and recorded a $4.5 million impairment charge in other (expense) income, net. No upward adjustments were recorded during the year ended December 31, 2022.
Since inception, the Company has recorded positive cumulative adjustments in the equity investment of $8.3 million and negative cumulative adjustments of $4.5 million.
Convertible Notes Derivative Liability
The convertible notes contain certain embedded features that are required to be bifurcated and recorded separately from the debt host as a derivative liability at fair value. Refer to Note 8 – Long-Term Debt for further information.
The fair value of the derivative liability was determined using a Monte Carlo simulation and a “with-and-without” valuation methodology. The inputs used to estimate the fair value of the derivative instrument include the probability of potential settlement scenarios, the expected timing of such settlement, and an expected volatility determined with reference to historical stock volatilities of comparable guideline public companies. The derivative liability is classified as Level 3 in the fair value hierarchy.
The following table summarizes the activity related to the fair value of the convertible notes derivative liability (in thousands):

	December 31,
	2023	2022
Fair value at beginning of period	$20,400	$–
Initial recognition of derivative liability	–	16,100
Change in fair value	5,000	4,300
Fair value at end of period	$25,400	$20,400
10. Operating Leases
The Company leases office space under a noncancelable operating lease with an expiration date of October 31, 2025 and an option to renew through 2030. The lease contains provisions for variable

Ibotta, Inc.
Notes to Consolidated Financial Statements
property-related costs for which the Company is responsible, including common area maintenance, property taxes, and insurance.
The components of lease cost are as follows (in thousands):

	Year ended December 31,
	2023	2022
Operating lease cost	$1,078	$1,262
Short-term lease cost	34	12
Variable lease cost	1,267	1,316
Total lease cost, net	$2,379	$2,590
Supplemental cash flow information related to operating leases was as follows (in thousands):

	Year ended December 31,
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	$1,854	$2,012
Right-of-use assets obtained in exchange for lease obligations	$–	$–
Supplemental balance sheet information related to operating leases was as follows (in thousands, except weighted average information):

		December 31,
	Classification	2023	2022
Assets:
Right-of-use assets – current	Prepaid expenses and other current assets	$922	$847
Right-of-use assets – long-term	Other long-term assets	831	1,752
Total leases assets		$1,753	$2,599
Liabilities:
Operating lease liabilities – current	Other current liabilities	$1,752	$1,623
Operating lease liabilities – long-term	Other long-term liabilities	1,549	3,301
Total leased liabilities		$3,301	$4,924
The weighted average remaining lease term and discount rate were as follows:

December 31, 2023
Weighted average remaining lease term (in years)	1.83
Weighted average discount rate	4.75%

Ibotta, Inc.
Notes to Consolidated Financial Statements
Maturities of lease liabilities as of December 31, 2023 are as follows (in thousands):

2024	$1,908
2025	1,616
2026	–
2027	–
Thereafter	–
Total minimum lease payments	3,524
Less: imputed interest	223
Present value of lease liabilities	$3,301
11. Redeemable Convertible Preferred Stock, Common Stock, Restricted Stock Purchase and Common Stock Warrants
Redeemable Convertible Preferred Stock
As of December 31, 2023, the Company was authorized to issue 17,245,954 shares of redeemable convertible preferred stock at a par value of $0.00001, designated in series as follows:

Series	Shares Authorized	Shares Issued and Outstanding	Per Share Issuance Price	Per Share Liquidation Preference	Per Share Dividend Rate Per Annum
Series Seed	2,407,363	2,407,363	$0.74	$0.74	$0.0592
Series A	1,984,186	1,984,186	4.10	4.10	0.3280
Series B	3,824,091	3,824,091	5.23	5.23	0.4184
Series C	3,300,548	3,300,548	11.61	11.61	0.9288
Series C-1	1,578,552	1,578,552	15.83	15.83	1.2660
Series D	4,151,214	4,151,214	36.13	36.13	2.8907
Total	17,245,954	17,245,954
The rights, preferences and privileges of the redeemable convertible preferred stock are as follows:
Dividend Rights
The holders of redeemable convertible preferred stock shall be entitled to receive noncumulative dividends, when, as and if declared by the board of directors of the Company at the dividend rate specified for such shares of redeemable convertible preferred stock, payable in preference and priority to any declaration or payment of any distribution on common stock of the Company. Payment of any dividends to the holders of preferred stock shall be on a pro rata, pari passu basis in proportion to the dividend rates for each series of redeemable convertible preferred stock.
Redemption
No shares of redeemable convertible preferred stock are unilaterally redeemable by either the stockholders or the Company; however, the Company’s restated certificate of incorporation provides that upon any Deemed Liquidation Event (defined below), the shares of a series of redeemable convertible preferred stock shall be entitled to receive the applicable liquidation preference for such series.
Liquidation Preference
In the event of any Deemed Liquidation Event, each holder of Series D redeemable convertible preferred stock shall be entitled to receive prior and in preference to any distribution of any of the assets to the holders of Series B, Series C and Series C-1 redeemable convertible preferred stock (collectively,

Ibotta, Inc.
Notes to Consolidated Financial Statements
the “Senior redeemable convertible preferred stock”), Series Seed and Series A redeemable convertible preferred stock (collectively, the “Junior redeemable convertible preferred stock”) and common stock, an amount per share equal to the greater of (i) the amount equal to liquidation preference specified for such share plus an amount equal to all declared but unpaid dividends or such lesser amount as may be approved by the holders of at least two-thirds of the outstanding shares of Series D redeemable convertible preferred stock, or (ii) such amount per share the holder of Series D redeemable convertible preferred stock would be entitled to receive if such shares had been converted to common stock immediately prior to such Deemed Liquidation Event.
After the payment to the holders of Series D redeemable convertible preferred stock, each holder of Senior redeemable convertible preferred stock shall be entitled to receive prior and in preference to any distribution of any of the assets to the holders of Junior redeemable convertible preferred stock and common stock, an amount per share equal to the greater of (i) the amount equal to liquidation preference specified for such share plus an amount equal to all declared but unpaid dividends or such lesser amount as may be approved by the holders of at least two-thirds of the outstanding shares of Senior redeemable convertible preferred stock or (ii) such amount per share the holder of Senior redeemable convertible preferred stock would be entitled to receive if such shares had been converted to common stock immediately prior to liquidation event.
After the payment to the holders of Series D redeemable convertible preferred stock and Senior redeemable convertible preferred stock, each holder of Junior redeemable convertible preferred stock shall be entitled to receive prior and in preference to any distribution of any of the assets to the holders of common stock, an amount per share equal to the greater of (i) the amount equal to liquidation preference specified for such share plus an amount equal to all declared but unpaid dividends or such lesser amount as may be approved by the holders of at least two-thirds of the outstanding shares of Junior redeemable convertible preferred stock, or (ii) such amount per share the holder of Junior redeemable convertible preferred stock would be entitled to receive if such shares had been converted to common stock immediately prior to liquidation event.
A “Deemed Liquidation Event” is defined to include (i) the acquisition of the Company by another entity in a transaction or series of related transactions to which the Company is a party in which the holders of the voting securities of the Company outstanding immediately prior to such acquisition do not continue to retain immediately following such acquisition at least a majority of the total voting power represented by the outstanding voting securities of the Company or the surviving or resulting entity, or the parent entity that wholly owns the Company or the surviving or resulting entity immediately following such acquisition, or (ii) a sale, lease, or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole (other than to a wholly-owned subsidiary of the Company), or (iii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.
Optional Conversion Option
Each share of redeemable convertible preferred stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into the number of fully-paid, non-assessable shares of common stock determined by dividing the original issue price for the relevant series by the conversion price for such series.
Conversion Price Adjustments
The conversion price per share of the redeemable convertible preferred stock will be reduced if the Company issues additional shares of common stock without consideration or for a consideration per share less than the applicable conversion price of a series of redeemable convertible preferred stock in effect.
The conversion ratio, the dividend rate, original issue price and the liquidation preference, as the case may be, of the affected series of redeemable convertible preferred stock will be adjusted in the case of

Ibotta, Inc.
Notes to Consolidated Financial Statements
specified changes to the Company’s capitalization as a result of subdivisions, combinations, reclassifications, reorganizations, exchanges and substitutions.
Automatic Conversion
Each share of redeemable convertible preferred stock shall automatically be converted into fully paid, non-assessable shares of common stock at then effective conversion rate for such share upon the occurrence of the earlier of the following events: (i) immediately prior to the closing of a firm commitment underwritten initial public offering covering the offer and sale of the Company’s common stock, provided that the aggregate gross proceeds to the Company from the offering are not less than $50.0 million; or (ii) upon the receipt of a written request for such conversion from holders of at least two-thirds of the shares of redeemable convertible preferred stock then outstanding.
Voting Rights
Each holder of redeemable convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which the shares of the redeemable convertible preferred stock held by such holder could be converted as of the applicable record date. However, with respect to potential Deemed Liquidation Events, as well as other situations, the common stockholders have protective rights whereby holders of a majority of the common stock, exclusive of all shares of redeemable convertible preferred stock, must approve any Deemed Liquidation Event. Given that Deemed Liquidation Events are within the control of the common stockholders, the redeemable convertible preferred stock is recognized as permanent equity within the consolidated statements of redeemable convertible preferred stock and stockholders’ equity (deficit).
Protective Provisions
For so long as at least 500,000 shares of redeemable convertible preferred stock remain outstanding, the Company shall not without first obtaining the approval of the holders of at least two-thirds of the outstanding shares of the redeemable convertible preferred stock, (i) amend, alter or repeal any provision of the restated certificate of incorporation of the Company in a manner that adversely alters the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the redeemable convertible preferred stock or any series thereof; (ii) increase or decrease the authorized number of shares of the Company’s capital stock; (iii) acquire any shares of the common stock of the Company by purchase, redemption or other acquisition, other than a repurchase approved by the Board, including the Series B Director, of shares of common stock issued to or held by employees, officers, directors, or consultants of the Company or its subsidiaries, either upon termination of their employment or services pursuant to agreements providing for the right of said repurchase or pursuant to rights of first refusal contained in agreements providing for such right; (iv) declare or pay any distribution with respect to the common stock; (v) authorize, approve or enter into any agreement to consummate a Deemed Liquidation Event; or (vi) amend, alter or repeal Article V, Sections 5 or 6(a) of the Company’s restated certificate of incorporation.
For so long as at least 500,000 shares of Series D redeemable convertible preferred stock or Series C-1 redeemable convertible preferred stock remain outstanding, the Company shall not without first obtaining the approval of the holders of at least two-thirds of the outstanding shares of the Series D redeemable convertible preferred stock or Series C-1 redeemable convertible preferred stock, as the case may be, (i) authorize a merger, acquisition, sale of assets or other corporate reorganization of the Company or any of its subsidiaries that would provide consideration to the holders of Series D redeemable convertible preferred stock or Series C-1 redeemable convertible preferred stock in an amount per share for each share that is less than the then-current liquidation preference of such series of redeemable convertible preferred stock; (ii) voluntarily liquidate or dissolve the Company; (iii) initiate or consummate an initial public offering with an offering price for each share of common stock that is less than the then-current liquidation preference amount per share of such series of redeemable convertible preferred stock; (iv) authorize an automatic conversion of the redeemable convertible preferred stock if such conversion will be consummated in connection with a Deemed Liquidation Event that will provide

Ibotta, Inc.
Notes to Consolidated Financial Statements
consideration to the holders of these series in an amount per share for each share that is less than the then-current liquidation preference amount per share for such series of redeemable convertible preferred stock; (v) amend, alter or repeal any provision of the restated certificate of Incorporation of the Company in a manner that adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of Series D redeemable convertible preferred stock or Series C-l redeemable convertible preferred stock, as the case may be; or (vi) amend Section 6(c) or 6(d) of the Company’s restated certificate of incorporation, as applicable to such series of redeemable convertible preferred stock.
Common Stock
As of December 31, 2023, the Company was authorized to issue 40,000,000 shares of common stock with a par value of $0.00001. As of December 31, 2023, the Company had reserved shares of common stock for future issuances in connection with the following:

Number of Shares
Redeemable convertible preferred stock outstanding	17,245,954
Stock options outstanding	4,516,612
Restricted stock purchase	113,846
Common stock warrants	3,528,577
Total shares	25,404,989
Protective Provisions
With respect to potential Deemed Liquidation Events, as well as other situations, the common stockholders have protective rights whereby holders of a majority of the common stock, exclusive of the redeemable convertible preferred stock, must approve any Deemed Liquidation Event. As such, the Deemed Liquidation Event is within the control of the common stockholders.
Restricted Stock Purchase
On February 9, 2021, the Company granted an officer of the Company the right to purchase 408,824 shares of restricted common stock, and the officer exercised the purchase option at the grant date fair value of $8.30 per share, for a total exercise price of $3.4 million (the “restricted stock purchase”). As the restricted stock purchase contained a repurchase option for the Company, the exercise price was initially recognized as a deposit liability that will be offset to additional paid in capital as the repurchase option is released. One quarter of the shares were released from the Company’s repurchase option on the one-year anniversary of the grant, and one forty-eighth of the shares shall be released monthly for the thirty-six months thereafter.
As of December 31, 2023, $2.4 million had been released from the Company’s repurchase option and recorded to additional paid in capital. The portion of shares to be released from the repurchase option in the next 12 months, recorded in other current liabilities, is $0.8 million, and the remainder of $0.2 million is recorded in other long-term liabilities. As of December 31, 2022, $1.6 million had been released from the Company’s repurchase option and recorded to additional paid in capital. As of December 31, 2022, the portion of shares to be released from the repurchase option in the next 12 months, recorded in other current liabilities, was $0.9 million, and the remainder of $0.9 million was recorded in other long-term liabilities.
Common Stock Warrants
On May 17, 2021, the Company issued a common stock purchase warrant to Walmart Inc. (the “Walmart Warrant”) in connection with a multi-year strategic relationship that makes Ibotta the exclusive provider of digital item-level rebate offer content for Walmart U.S. (the “Commercial Agreement”). The Walmart Warrant was issued in exchange for access to Walmart consumers and is accounted for under

Ibotta, Inc.
Notes to Consolidated Financial Statements
ASC 718, Compensation–Stock Compensation (“ASC 718”), as a share-based payment to a nonemployee in exchange for services to be recognized in the same manner as if the Company paid cash for the services.
Pursuant to the terms of the Walmart Warrant, Walmart has the right to purchase up to 3,528,577 shares of the Company’s common stock, subject to a non-discretionary anti-dilution provision, at an exercise price of $70.12, subject to decreases in the event of an initial public offering, a change in control, a direct listing, or a special purpose acquisition company transaction (i.e., liquidity event), if certain pricing thresholds are not met.
Vesting of the Walmart Warrant is subject to certain conditions, including the achievement of certain milestones and satisfaction of obligations of both parties, or (with respect to 1,411,430 of such shares) the passage of time after the achievement of certain milestones, subject to acceleration if certain operating goals are achieved. Failure to satisfy these conditions or termination of the Commercial Agreement would result in a decrease in the number of shares vesting under the Walmart Warrant. The Walmart Warrant expires, and any vested warrants are no longer exercisable, effective May 17, 2031, or May 17, 2028 in certain cases if the Commercial Agreement is no longer in effect.
The grant date (measurement date) of the Walmart Warrant is May 17, 2021, which is the date of the Commercial Agreement. The aggregate grant date fair value of the Walmart Warrant was $35.3 million. To factor in the various terms and conditions of the Walmart Warrant, including the potential adjustments if certain pricing thresholds are not met upon an initial public offering or other liquidity event, the fair value was determined based on probability weighted estimated fair values determined under both a Black-Scholes option pricing valuation model (assuming no liquidity event) and a Monte Carlo simulation valuation model (assuming a potential liquidity event) with the following assumptions:

	Black-Scholes Option Pricing Model	Monte Carlo Simulation
Risk-free interest rate	1.64%	1.64%
Expected dividend yield	–	–
Expected volatility	50%	50% / 65%
Expected term (in years)	10	10
The potential impact of adjustments to the exercise price if certain pricing thresholds are not achieved upon a liquidity event is factored into the grant date fair value of the Walmart Warrants (i.e., considered a market condition). To the extent the Walmart Warrants are modified under the anti-dilution or other provisions, the modification guidance in ASC 718 would be applied, which could result in incremental expense.
The fair value of the portion of the Walmart Warrant that vests upon achievement of the performance conditions is recognized as sales and marketing expense when the performance conditions are considered probable of achievement, and the fair value of the remaining portion is recognized as sales and marketing expense over time beginning upon achievement of certain performance conditions through the remainder of the Commercial Agreement term, subject to acceleration if certain operating goals are achieved, and subject to certain forfeiture and repurchase terms.
As of December 31, 2022, the performance condition required for vesting was not considered probable, and therefore no stock-based compensation expense was recorded. During the year ended December 31, 2023, the performance condition required for vesting was considered probable. Stock-based compensation expense of $13.2 million was recognized during the year ended December 31, 2023 in sales and marketing expense, of which $12.3 million related to the vesting of the performance condition, while $0.9 million related to the vesting of the service condition. Stock-based compensation cost yet to be recognized related to the unvested portion of the Walmart Warrant was $22.1 million as of

Ibotta, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, subject to a non-discretionary anti-dilution provision. This amount is expected to be recognized over a weighted average period of 4.8 years.
12. Revenue from Contracts with Customers
Disaggregation of Revenue
The Company’s disaggregated revenue by type of service is as follows (in thousands):

	Year ended December 31,
	2023	2022
Redemption revenue	$243,886	$138,657
Ad & other revenue	76,151	72,045
Total revenue	$320,037	$210,702
Deferred Revenues
Deferred revenues primarily consist of fees and cash back offers collected from customers that will be applied to future campaigns. Deferred revenues are expected to be recognized as consumers redeem offers over the term of the campaigns net of the cash back offer, which generally occurs within twelve months. Deferred revenues were $2.6 million and $3.1 million as of December 31, 2023 and 2022, respectively.
For the years ended December 31, 2023 and 2022, the Company recognized revenue of $2.7 million and $2.1 million, respectively, that was included in the deferred revenue balance as of December 31, 2022 and 2021, respectively.
13. Stock-Based Compensation
Stock-Based Compensation Expense
The Company’s stock-based compensation expense is recorded as follows (in thousands):

	Year ended December 31,
	2023	2022
Cost of revenue	$659	$854
Sales and marketing(1)	15,420	1,836
Research and development	2,074	1,835
General and administrative	2,015	1,975
Total stock-based compensation expense	$20,168	$6,500
_______________
(1)Sales and marketing includes common stock warrant expense of $13.2 million and $0 recognized during the years ended December 31, 2023 and 2022, respectively.
The Company capitalized an immaterial amount of stock-based compensation expense to capitalized software development costs during the years ended December 31, 2023 and 2022. Unrecognized stock-based compensation expense for unvested stock options as of December 31, 2023 was $14.9 million and is expected to be recognized over a weighted average period of 2.6 years.
Equity Incentive Plan
The 2011 Equity Incentive Plan permits employee grants of up to 9,457,531 shares of common stock, or approximately 34% of the Company’s fully diluted shares as of December 31, 2023. The Company’s option awards typically vest over a three or four-year period and expire ten years from the grant date. The exercise price of the option awards is typically equal to the fair value of the Company’s common stock at

Ibotta, Inc.
Notes to Consolidated Financial Statements
the date of grant. As defined in the individual option award agreements, certain option awards provide for accelerated vesting if there is a sale of the Company and the outlined employees are terminated in a specific time period thereafter.
A summary of option activity for the year ended December 31, 2023 is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Options outstanding as of January 1, 2023	4,078,088	$14.54	7.8	$5,801
Granted	1,191,920	13.48
Exercised	(311,251)	9.80
Forfeited or expired	(442,145)	17.08
Options outstanding as of December 31, 2023	4,516,612	$14.34	7.4	$75,915
Options vested and exercisable as of December 31, 2023	2,441,682	$12.32	6.6	$45,968
The total intrinsic value of stock options exercised during the years ended December 31, 2023 and 2022 was $2.8 million and $2.0 million, respectively.
Unvested option activity for the year ended December 31, 2023 is as follows:

	Options	Weighted Average Grant Date Fair Value
Options unvested as of January 1, 2023	2,317,670	$11.44
Granted	1,191,920	$9.00
Vested	(1,040,254)	$9.63
Forfeited or expired	(394,406)	$10.67
Options unvested as of December 31, 2023	2,074,930	$11.06
The total fair value of stock options vested during the years ended December 31, 2023 and 2022 was $10.0 million and $6.7 million, respectively.
The weighted average grant date fair value for options granted during the years ended December 31, 2023 and 2022 was $9.00 and $10.77, respectively. The fair value of options granted was estimated using the Black Scholes option-pricing model using the following weighted average assumptions:

	Year ended December 31,
	2023	2022
Risk-free interest rate	4.16%	2.43%
Expected dividend yield	–	–
Expected volatility	71%	66%
Expected term (in years)	6.04	5.90
14. Employee Benefit Plan
The Company sponsors a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code for all eligible employees. The Company’s matching contribution expense was $2.9 million and $2.3 million during the years ended December 31, 2023 and 2022, respectively.

Ibotta, Inc.
Notes to Consolidated Financial Statements
15. Income Taxes
The provision for income taxes for the years ended December 31, 2023 and 2022 consisted of the following components (in thousands):

	Year ended December 31,
	2023	2022
Current taxes:
Federal	$2,419	$–
State	3,515	262
Total current taxes	5,934	262
Deferred taxes:
Federal	–	–
State	–	–
Total deferred taxes	–	–
Provision for income taxes	$5,934	$262
The following table summarizes the significant differences between the U.S. federal statutory tax rate and the Company's effective tax rate:

	Year ended December 31,
	2023	2022
Federal income tax rate	21.00%	21.00%
State and local taxes, net of federal benefit	6.30%	(0.38)%
Permanent items	6.67%	(4.03)%
Stock-based compensation	2.11%	(1.90)%
Net federal prior period adjustment	(0.47)%	(2.94)%
Change in valuation allowance	(17.79)%	(34.91)%
Tax credit	(15.04)%	22.68%
Warrant expenses	6.29%	–%
Uncertain tax position	4.40%	–%
Effective tax rate	13.47%	(0.48)%

Ibotta, Inc.
Notes to Consolidated Financial Statements
The significant components of deferred income taxes are as follows (in thousands):

	December 31,
	2023	2022
Deferred tax assets:
Net operating loss, credit carryforwards	$12,911	$33,057
Accruals and reserves	7,309	7,186
User redemption liability	11,637	14,719
Capitalized research and development	30,285	13,016
Gross deferred tax assets	62,142	67,978
Less: valuation allowance	(58,624)	(65,270)
Total deferred tax assets	3,518	2,708
Deferred tax liabilities:
Property and equipment	(2,045)	(755)
Other deferred tax liabilities	(1,473)	(1,953)
Gross deferred tax liabilities	(3,518)	(2,708)
Net deferred tax (liabilities) assets	$–	$–
In accordance with ASU 2015-17, Income Taxes, (Topic 740): Balance Sheet Classification of Deferred Taxes, all deferred tax assets and liabilities have been classified to be classified as noncurrent on the balance sheets.
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the cumulative losses in recent periods and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is not more likely than not that the Company will realize the benefits of these deductible differences; accordingly, a valuation allowance has been established against the Company's deferred tax assets.
The Company believes there is a reasonable possibility that sufficient positive evidence may become available to reach a conclusion that the valuation allowance on certain deferred tax assets will no longer be needed. Releasing the valuation allowance, or a portion thereof, would result in the recognition of previously unrecognized deferred tax assets and a decrease to income tax expense in the period the release is recorded. The exact timing and amount of the valuation allowance release are subject to change.
The table below details the activity of the deferred tax assets valuation allowance (in thousands):

	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
Deferred tax assets valuation allowance:
Year ended December 31, 2023	$(65,270)	$–	$6,646	$(58,624)
Year ended December 31, 2022	$(43,440)	$(21,830)	$–	$(65,270)
As of December 31, 2023, the Company had no federal net operating losses, net of uncertain tax positions for U.S. federal income tax purposes. As of December 31, 2023, the Company had federal tax credit carryforward of $17.7 million. If unused, the federal tax credit carryforwards will begin to expire in 2038.

Ibotta, Inc.
Notes to Consolidated Financial Statements
The Company has state net operating loss carryforwards of $76.5 million, net of uncertain tax positions, as of December 31, 2023, available for carryforward to future years. $63.0 million of state net operating losses expire between 2026 through 2042. $13.5 million of state net operating losses in 2018 and subsequent years for states that conform to the federal tax law changes do not expire and can be carried forward indefinitely. If a business combination is consummated such that a change in control occurs, these net operating losses may become subject to an annual limitation as defined under Section 382 of the Internal Revenue Code of 1986, as amended.
Management has evaluated the income tax positions taken or expected to be taken, if any, on income tax returns filed and the likelihood that, upon examination by relevant jurisdictions, those income tax positions would be sustained. The Company recognizes interest accrued and penalties related to unrecognized uncertain tax position benefits in income tax expense. Total accrued interest and penalties as of December 31, 2023 and 2022 were immaterial. A reconciliation of the beginning and ending amount of unrecognized tax benefits were as follows (in thousands):

	December 31,
	2023	2022
Beginning balance	$17,251	$18,800
Additions based on tax positions related to the current year	2,303	1,855
Reductions based on tax positions related to current year	(4,248)	(3,404)
Ending balance	$15,306	$17,251
An insignificant portion of the unrecognized tax benefits, if recognized, is expected to impact the effective tax rate. A material reduction of unrecognized tax benefits within the next twelve months is not expected.
The Company's federal and state income tax returns are subject to audit. The Company is not currently under audit by federal and state taxing authorities. For federal and state income tax purposes, the Company’s 2020 through 2022 tax years remain open for examination by the authorities under the normal three-year statute of limitations. Should the Company utilize any of its federal or state NOLs, the tax year to which the original loss relates will remain open to examination.
16. Net Income (Loss) Per Share
Basic and diluted net income (loss) per share is calculated as follows (in thousands, except share and per share amounts):

	Year ended December 31,
	2023	2022
Numerator:
Net income (loss)	$38,117	$(54,861)
Denominator:
Weighted average shares of common stock outstanding, basic	8,948,537	8,672,426
Plus: dilutive effect of stock options	727,076	–
Plus: dilutive effect of redeemable convertible preferred stock	17,245,954	–
Weighted average shares of common stock outstanding, diluted	26,921,567	8,672,426
Net income (loss) per share, basic	$4.26	$(6.33)
Net income (loss) per share, diluted	$1.42	$(6.33)

Ibotta, Inc.
Notes to Consolidated Financial Statements
The following potentially dilutive common shares were excluded from the computation of diluted net income or loss per share:

	Year ended December 31,
	2023	2022
Stock options that were antidilutive	2,944,025	4,078,088
Unvested shares of restricted stock purchase	113,846	216,052
Redeemable convertible preferred stock	—	17,245,954
Common stock warrants	3,528,577	3,528,577
Total shares excluded from diluted net income (loss) per share	6,586,448	25,068,671
Potentially dilutive common shares with respect to the convertible notes are not presented in the table above as no conditions required for conversion have occurred.
17. Related Parties
Retention of Wilson Sonsini Goodrich & Rosati, P.C.
Larry W. Sonsini, a member of the Company’s Board of Directors, is a founding partner of the law firm Wilson Sonsini Goodrich and Rosati, Professional Corporation (“Wilson Sonsini”), which serves as outside corporate counsel to the Company. During the years ended December 31, 2023 and 2022, the Company spent a total of $2.0 million and $0.5 million, respectively. Amounts payable to Wilson Sonsini were $1.0 million as of December 31, 2023, and immaterial as of December 31, 2022.
Convertible Notes
The Company issued convertible notes to certain investors on March 24, 2022 (see Note 8 – Long-Term Debt). Convertible notes in the principal aggregate amount of $69.5 million were issued to Koch Disruptive Technologies, LLC ("KDT"), the sole purchaser of the Company's Series D convertible preferred stock and beneficial owner of more than 5% of the Company's outstanding capital stock. KDT is also represented on the Company's Board of Directors. Convertible notes in the principal aggregate amount of $0.5 million each were also issued to a then officer of the Company, an immediate family member of an officer and principal owner of the Company, and a trust to which an immediate family member of an officer and principal owner of the Company is a trustee.
18. Commitments and Contingencies
Letter of Credit
The Company has a standby letter of credit with Silicon Valley Bank, a division of First Citizens Bank, in the amount of $0.8 million as of December 31, 2023 in conjunction with leased real estate. During the year ended December 31, 2023, the standby amount was reduced by $0.3 million in accordance with the terms of the lease agreement. As of December 31, 2023 and 2022, no amounts had been drawn.
Tax Reserves
We conduct operations in many tax jurisdictions. In some of these jurisdictions, non-income-based taxes, such as sales and other indirect taxes, may be assessed on our operations. There is uncertainty and judgement as to the taxability of the Company’s services and what constitutes sufficient presence for a jurisdiction to levy such taxes.
The Company records tax reserves in other current liabilities on the balance sheets when they become probable and the amount can be reasonably estimated. As of December 31, 2023 and 2022, the Company recorded an estimated tax reserve of $0.6 million and $1.1 million, respectively. Due to the estimates involved in the analysis, the Company expects that the liability will change over time and could

Ibotta, Inc.
Notes to Consolidated Financial Statements
exceed the current estimate. The Company may also be subject to examination by the relevant state taxing authorities.
19. Subsequent Events
The Company evaluated subsequent events through February 28, 2024, the date the accompanying consolidated financial statements were available to be issued. There were no significant subsequent events identified.

Through and including                     , (the 25th day after the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
5,625,000 Shares
Class A Common Stock

PROSPECTUS

Goldman Sachs & Co. LLC
Citigroup
BofA Securities
Evercore ISI
UBS Investment Bank
Wells Fargo Securities
Citizens JMP
Needham & Company
Raymond James
        , 2024

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimates except the Securities and Exchange Commission’s registration fee, the Financial Industry Regulatory Authority, Inc.’s (FINRA) filing fee and the listing fee.

Amount to be Paid
SEC registration fee	$80,202
FINRA filing fee	82,007
Exchange listing fee	300,000
Printing and engraving expenses	214,861
Legal fees and expenses	4,302,000
Accounting fees and expenses	1,400,369
Transfer agent and registrar fees	20,000
Miscellaneous expenses	2,600,562
Total	$9,000,000
Item 14. Indemnification of Directors and Officers
Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that the person acted in good faith and in a manner the person reasonably believed to be in our best interests, and, with respect to any criminal action, had no reasonable cause to believe the person’s actions were unlawful. The DGCL further provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The amended and restated certificate of incorporation of the registrant to be in effect upon the completion of this offering provides for the indemnification of the registrant’s directors and officers to the fullest extent permitted under the DGCL. In addition, the amended and restated bylaws of the registrant to be in effect upon the completion of this offering require the registrant to fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was a director or officer of the registrant serving at the registrant’s request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney’s fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, to the fullest extent permitted by applicable law, subject to certain exceptions and requirements.
Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except (1) for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions by a director or officer not in good faith or which involve intentional misconduct or a knowing violation of law, (3) with respect to a director, for payments of unlawful dividends or unlawful stock repurchases or redemptions (4) for any transaction from which the director or officer derived an improper personal benefit or (5) for claims against an officer, for any action by or in the right of the Company. The registrant’s amended and restated certificate of incorporation to be in effect upon the completion of this offering provides that the registrant’s directors and officers shall not be personally liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director or officer to the fullest extent permitted by the DGCL and that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of the registrant’s directors and officers shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.
Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.
As permitted by the DGCL, the registrant has entered into separate indemnification agreements with each of the registrant’s directors and certain of the registrant’s officers which would require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers, or certain other employees.
The registrant expects to obtain and maintain insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits, or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not the registrant would have the power to indemnify such person against such liability under the provisions of the DGCL.
These indemnification provisions and the indemnification agreements entered into between the registrant and the registrant’s officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.
The underwriting agreement between the registrant and the underwriters filed as Exhibit 1.1 to this registration statement provides for the indemnification by the underwriters of the registrant’s directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act with respect to information provided by the underwriters specifically for inclusion in the registration statement.
Item 15. Recent Sales of Unregistered Securities
The following list sets forth information regarding all unregistered securities sold by us since December 31, 2020. No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.
•In March 2022, we issued convertible unsecured subordinated promissory notes to certain investors for an aggregate principal amount of $75.0 million.
•From December 31, 2020 through the filing date of this registration statement, we granted to our directors, officers, employees, consultants, and other service providers options to purchase an aggregate of 4,742,999 shares of our common stock under our 2011 Plan at exercise prices ranging from approximately $8.30 to $25.64 per share.
•From December 31, 2020 through the filing date of this registration statement, we granted to our officers 408,824 restricted stock awards under the 2011 Plan.
•From December 31, 2020 through the filing date of this registration statement, we granted to our directors, officers, employees, consultants, and other service providers 305,172 shares of common stock issuable upon the vesting and settlement of restricted stock unit awards under the 2011 Plan.
•From December 31, 2020 through the filing date of this registration statement, we granted to our officers 707,365 shares of common stock issuable upon the vesting and settlement of restricted stock unit awards under the 2011 Plan to be effective immediately prior to the initial public offering, based upon an assumed initial public offering price of $80.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.
•From December 31, 2020 through the filing date of this registration statement, we granted to our directors 30,000 shares of common stock issuable upon the vesting and settlement of restricted stock unit awards under the 2011 Plan to be effective immediately after the completion of the initial public offering, based upon an assumed initial public offering price of $80.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.
•On May 17, 2021, we issued the Walmart Warrant to Walmart, the beneficial owner of more than 5% of our capital stock, to purchase up to 3,528,577 shares of our Class A common stock at an exercise price of $70.12 per share for an aggregate purchase price of approximately $247.4 million, provided that if our stock is priced in this offering at less than $70.12 per share, the exercise price will be decreased to a price that is 10% below the price specified for in this offering. Exercise of the right to purchase certain Walmart Warrant Shares is subject to certain conditions, including the achievement of certain milestones and satisfaction of certain obligations of both parties, or (with respect to 1,411,430 of such shares) the passage of time after the achievement of certain milestones, subject to acceleration if certain operating goals are achieved. As of December 31, 2023, 1,940,718 shares were exercisable pursuant to the terms of the Walmart Warrant. If we increase or decrease the shares of our fully diluted capital stock prior to the consummation of this offering, the number of shares exercisable under the Walmart Warrant shall be increased or decreased, as applicable, by an amount equal to 12.4% of the total increase or decrease of our fully diluted capitalization. We estimate that the Walmart Warrant Shares will be adjusted to a new total of 4,162,957 shares, following the issuance of 1,294,799 shares of our Class A common stock upon the automatic conversion of the convertible notes, based upon an assumed initial public offering price of $80.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after taking into account option and restricted stock unit grants made following the issuance of the Walmart Warrant.
The offer, sale, and issuance of the securities described in Item 15 were exempt from registration under the Securities Act under Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited person and had adequate access, through employment, business, or other relationships, to information about the registrant.
Item 16. Exhibit and Financial Statement Schedules
(a)Exhibits.
See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.
(b)Financial Statement Schedules.
Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.
Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement.
3.1^	Amended and Restated Certificate of Incorporation of the registrant, as currently in effect.
3.2^	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the registrant, as currently in effect.
3.3^	Form of Amended and Restated Certificate of Incorporation of the registrant, to be in effect upon the completion of this offering.
3.4^	Bylaws of the registrant, as currently in effect.
3.5^	Form of Amended and Restated Bylaws of the registrant, to be in effect upon the completion of this offering.
4.1	Form of Class A common stock certificate of the registrant.
4.2^	Sixth Amended and Restated Stockholders’ Agreement, dated March 24, 2022.
4.3^#	Warrant Agreement by and between the registrant and Walmart Inc., dated May 17, 2021.
4.4^	Amendment to Warrant Agreement by and between the registrant and Walmart Inc., dated March 21, 2024.
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1+	2024 Equity Incentive Plan and forms of agreement thereunder.
10.2+	2024 Employee Stock Purchase Plan and forms of agreement thereunder.
10.3+	2011 Equity Incentive Plan and forms of agreement thereunder.
10.4^+	Executive Incentive Compensation Plan.
10.5+	Outside Director Compensation Policy.
10.6^+	Form of Indemnification Agreement between the registrant and each of its directors and executive officers.
10.7^+	Confirmatory Employment Letter, by and between the registrant and Bryan Leach, effective as of March 14, 2024.
10.8^+	Confirmatory Employment Letter, by and between the registrant and Sunit Patel, effective as of March 14, 2024.
10.9^+	Confirmatory Employment Letter, by and between the registrant and Marisa Daspit, effective as of March 14, 2024.
10.10^+	Confirmatory Employment Letter, by and between the registrant and Richard Donahue, effective as of March 14, 2024.
10.11^+	Offer Letter, by and between the registrant and David T. Shapiro, effective as of March 14, 2024.
10.12^+	Confirmatory Employment Letter, by and between the registrant and Amir El Tabib, effective as of March 14, 2024.
10.13^+	Confirmatory Employment Letter, by and between the registrant and Chris Jensen, effective as of March 14, 2024.
10.14^+	Confirmatory Employment Letter, by and between the registrant and Luke Swanson, effective as of March 15, 2024.
10.15^+	Change in Control and Severance Agreement between the registrant and Bryan Leach, effective as of September 22, 2021.
10.16^+	Change in Control and Severance Agreement between the registrant and Sunit Patel, effective as of March 19, 2024.
10.17^+	Change in Control and Severance Agreement between the registrant and Marisa Daspit, effective as of March 14, 2024.
10.18^+	Change in Control and Severance Agreement between the registrant and Rich Donahue, effective as of March 14, 2024.

10.19^+	Change in Control and Severance Agreement between the registrant and David T. Shapiro, effective as of February 11, 2024.
10.20^+	Change in Control and Severance Agreement between the registrant and Amir El Tabib, effective as of March 14, 2024.
10.21^+	Change in Control and Severance Agreement between the registrant and Chris Jensen, effective as of March 16, 2024.
10.22^+	Change in Control and Severance Agreement between the registrant and Luke Swanson, effective as of October 6, 2021.
10.23^	Lease between the Registrant, BOP 1801 California Street LLC, and BOP 1801 California Street II LLC, dated October 20, 2015.
10.24^	First Amendment of Lease between the registrant, BOP 1801 California Street LLC, and BOP 1801 California Street II LLC, dated June 28, 2017.
10.25^	Third Amended and Restated and Security Agreement between the registrant and Silicon Valley Bank, dated November 3, 2021.
10.26^	First Loan Modification Agreement between the Registrant and Silicon Valley Bank, dated November 5, 2021.
10.27^	Second Loan Modification Agreement between the registrant and Silicon Valley Bank, dated December 15, 2023.
10.28^	Letter Agreement between the registrant and Silicon Valley Bank, dated March 28, 2023.
10.29^#	Performance Network & Digital Item-Level Rebates Program Agreement between the registrant and Walmart Inc., dated May 17, 2021.
10.30^	Form of Equity Exchange Right Agreement between the registrant, Bryan Leach and certain entities affiliated with Bryan Leach.
10.31^	Form of Share Exchange Agreement between the registrant, Bryan Leach and certain entities affiliated with Bryan Leach.
10.32+	Form of Restricted Stock Unit Award Agreement between the registrant and Bryan Leach, to be in effect on the business day immediately prior to the effective date of this offering.
21.1^	List of Subsidiaries of the registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
24.1^	Power of Attorney (included on signature page to this Registration Statement on Form S-1).
107	Filing Fee Table.
_______________
^Previously filed.
+Indicated management contract or compensatory plan.
#Certain confidential information contained in this exhibit has been omitted because it is both (i) not material; and (ii) the type that the registrant treats as private or confidential.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on April 8, 2024.

IBOTTA, INC.

By:	/s/ Bryan Leach
Bryan Leach
Founder, Chief Executive Officer, President, and Chairman of the Board of Directors
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

	/s/ Bryan Leach	Founder, Chief Executive Officer, President, and Chairman of the Board of Directors (Principal Executive Officer)	April 8, 2024
Bryan Leach

	/s/ Sunit Patel	Chief Financial Officer (Principal Financial Officer)	April 8, 2024
Sunit Patel

	/s/ Jared Chomko	Vice President, Accounting (Principal Accounting Officer)	April 8, 2024
Jared Chomko

	*	Director	April 8, 2024
Stephen Bailey
	*	Director	April 8, 2024
Amanda Baldwin

	*	Director	April 8, 2024
Amit N. Doshi

	*	Director	April 8, 2024
Thomas D. Lehrman

	*	Director	April 8, 2024
Valarie Sheppard

	*	Director	April 8, 2024
Larry W. Sonsini

*By:	/s/ Bryan Leach	Attorney-in-Fact
Bryan Leach